Filed Pursuant to Rule 424(b)(3) Registration No. 333-106864

     To the stockholders of MCK Communications, Inc.:

     The boards of directors of Verso Technologies, Inc. and MCK Communications, Inc. have unanimously approved a merger of a wholly-owned subsidiary of Verso with MCK Communications, whereby MCK Communications will become a wholly-owned subsidiary of Verso. Each board of directors believes that the merger is in the best interests of its respective shareholders. In the merger, MCK Communications stockholders will receive an aggregate of 18,280,000 shares of Verso common stock in exchange for all of the shares of MCK Communications common stock outstanding at the effective time of the merger. The value of the shares of Verso common stock that MCK Communications stockholders will receive in the merger will depend on the market price of Verso common stock at the time of the merger. There will be no adjustment to the number of shares of Verso common stock comprising the merger consideration based on fluctuations in the market price of Verso common stock.

     Holders of MCK Communications common stock will receive their pro rata share of the 18,280,000 shares of Verso common stock comprising the merger consideration based on the number of outstanding shares of MCK Communications common stock at the time of the merger. If all the outstanding MCK Communications stock options are exercised for cash, then the MCK Communications stockholders will receive .83 of a share of Verso common stock for each share of MCK Communications common stock that they own. MCK Communications does not expect all its stock options to be exercised. Accordingly, based on the number of outstanding shares of MCK Communications common stock as of August 14, 2003 and the number of MCK Communications stock options reasonably expected to be exercised based on the trading price of MCK Communications common stock as of August 22, 2003, MCK Communications stockholders would receive between .84 and .86 of a share of Verso common stock for each share of MCK Communications common stock that they own. See the section of this document titled “The Merger Agreement — Merger Consideration” beginning on page 67 for further details regarding the determination of the exchange ratio.

     In addition, in connection with the completion of the merger, MCK Communications’ board of directors will declare a cash dividend payable to MCK Communications stockholders of record as of the record date of the cash dividend. The aggregate cash dividend amount will be equal to the amount of cash remaining available to MCK Communications after it has satisfied its operating expenses and transaction expenses until the effective time of the merger and reserved the cash and working capital amounts required to be reserved by it under the merger agreement. Some of MCK Communications transaction expenses are based on the trading price of the Verso common stock. The aggregate cash dividend amount and the per share cash dividend amount will also be affected by the number of outstanding MCK Communications stock options exercised and the manner of their exercise, which depends upon the trading price of MCK Communications common stock. The trading price of MCK Communications common stock is affected by the trading price of Verso common stock. Based on the trading price of Verso common stock and MCK Communications common stock on August 22, 2003, MCK Communications expects that the aggregate cash dividend amount would be between $24.7 million and $26.3 million, or between $1.14 and $1.24 per share. MCK Communications’ board of directors has not yet set a record date for the cash dividend but the record date is expected to be the effective date of the merger. See the section of this document titled “The Merger Agreement — Cash Dividend on MCK Communications Common Stock” and “— Per Share Exchange Ratio and Dividend Amount” beginning on page 68 for further details regarding the determination of aggregate dividend amount and the per share dividend amount.

     The actual number of shares of Verso common stock and the actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own cannot be determined until two business days prior to the anticipated closing of the merger. Consequently, the actual exchange ratio and dividend amount per share of MCK Communications common stock may differ from the estimates provided in this document.

     Verso will not assume or substitute options for any options to purchase shares of MCK Communications common stock which are outstanding and unexercised as of the effective time of the merger.

     Verso common stock is listed on the Nasdaq SmallCap Market under the symbol “VRSO.” MCK Communications common stock is listed on the Nasdaq National Market under the symbol “MCKC.”

     We cannot complete the merger unless the MCK Communications stockholders approve and adopt the merger agreement and approve the merger, and the other conditions set forth in the merger agreement are satisfied. MCK Communications will hold a special meeting of its stockholders to vote to approve and adopt the merger agreement and to approve the merger. For the merger to occur, MCK Communications stockholders owning a majority of MCK Communications common stock outstanding must vote in favor of the approval and adoption of the merger agreement and the approval of the merger.

     YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MCK COMMUNICATIONS SPECIAL MEETING, PLEASE TAKE THE TIME TO VOTE BY VOTING VIA THE INTERNET AT WWW.VOTEPROXY.COM OR COMPLETING AND MAILING THE ENCLOSED PROXY CARD. If you sign, date and mail your proxy card without indicating how you want to vote, then your proxy will be counted as a vote in favor of the approval and adoption of the merger agreement and the approval of the merger. If you do not return your proxy card or instruct your broker how to vote shares held by you in “street name”, then it will be counted as a vote against the approval and adoption of the merger agreement and the approval of the merger.

     The special meeting of MCK Communications stockholders will be held at 10:00 a.m., local time, on September 26, 2003, at the offices of McDermott, Will & Emery located at 28 State Street, Boston, Massachusetts 02109. MCK Communications’ board of directors unanimously recommends that MCK Communications stockholders vote in favor of the merger agreement and the merger.

     This document is a prospectus of Verso relating to the issuance of shares of Verso common stock in the merger and a proxy statement for MCK Communications to use in soliciting proxies for the MCK Communications special meeting. We urge you to review the entire document carefully.

Thomas M. Nolette
Acting Chief Executive Officer
MCK Communications, Inc.

     SEE THE SECTION OF THIS DOCUMENT TITLED “RISK FACTORS” BEGINNING ON PAGE 19 FOR A DISCUSSION OF INFORMATION MATERIAL TO THE DECISIONS TO APPROVE THE ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

     Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of the Verso common stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/ prospectus. Any representation to the contrary is a criminal offense.

     This proxy statement/ prospectus is dated August 26, 2003, and is first being mailed to MCK Communications stockholders on or about August 28, 2003.

MCK COMMUNICATIONS, INC.

117 Kendrick Street
Needham, Massachusetts 02494-0708

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

to be held September 26, 2003

      To our stockholders:

      A special meeting of stockholders of MCK Communications, Inc., a Delaware corporation, will be held at 10:00 a.m., local time, on September 26, 2003, at the offices of McDermott, Will & Emery located at 28 State Street, Boston, Massachusetts 02109 for the following purpose:

To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 21, 2003, by and among Verso Technologies, Inc., Mickey Acquiring Sub, Inc., a wholly-owned subsidiary of Verso, and MCK Communications, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 21, 2003, and the Second Amendment to Agreement and Plan of Merger, dated as of June 13, 2003, and to approve the merger contemplated therein.

      Only holders of record of shares of MCK Communications common stock at the close of business on August 14, 2003 are entitled to notice of the MCK Communications special meeting and to vote at the MCK Communications special meeting or at any and all adjournments or postponements thereof.

      Any questions, requests for assistance in voting your proxy or requests for additional copies of the proxy materials may be directed to MCK Communications’ proxy solicitor D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 487-4870 (toll free).

BY ORDER OF THE BOARD OF DIRECTORS,

Thomas M. Nolette
Acting Chief Executive Officer

Needham, Massachusetts

August 26, 2003

      Whether or not you plan to attend the MCK Communications special meeting, please vote on the proposal set forth in this proxy statement/ prospectus, either via the Internet at www.voteproxy.com or by completing, signing and dating your proxy card and returning it promptly in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in this proxy statement/ prospectus at any time before the proxy has been voted at the MCK Communications special meeting.

REFERENCES TO ADDITIONAL INFORMATION

      Verso has supplied all information contained in this proxy statement/ prospectus relating to Verso, and MCK Communications has supplied all information contained in or incorporated by reference into this proxy statement/ prospectus relating to MCK Communications. This proxy statement/ prospectus incorporates important business and financial information about Verso and MCK Communications that is not included in, or delivered with, this proxy statement/ prospectus.

      You may obtain documents that Verso and MCK Communications have filed with the Securities and Exchange Commission (“SEC”) and incorporated into this proxy statement/ prospectus, without charge, by making an oral or written request to the appropriate company as follows:

Neil Rossen MCK Communications, Inc. 117 Kendrick Street Needham, MA 02494 Phone: 617-454-6100 Fax: 617-454-6101 E-mail: nrossen@mck.com	Monish Bahl Verso Technologies, Inc. 400 Galleria Parkway, Suite 300 Atlanta, GA 30339 Phone: 678-589-3500 Fax: 678-589-3750 E-mail: Monish.Bahl@verso.com

      In order to receive timely delivery of any documents you may request, please make your request by September 19, 2003, which is five business days before the date of the MCK Communications special meeting.

      For a more detailed discussion of the information MCK Communications has incorporated by reference into this proxy statement/ prospectus, see the section of this document titled “Where You Can Find More Information” beginning on page 169.

      You should rely only on the information contained in or incorporated by reference into this proxy statement/ prospectus to vote on the merger proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/ prospectus. This proxy statement/ prospectus is dated August 26, 2003. You should not assume that the information contained in this proxy statement/ prospectus is accurate as of any date other than that date or, in the case of documents incorporated by reference, the date of the referenced document, and neither the mailing of this proxy statement/ prospectus to you nor the issuance of Verso common stock in connection with the merger shall create any implication to the contrary.

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APPENDICES

Appendix A	Agreement and Plan of Merger dated as of April 21, 2003 by and among Verso Technologies, Inc., Mickey Acquiring Sub, Inc. and MCK Communications, Inc.
Appendix A-1	First Amendment to Agreement and Plan of Merger dated as of April 21, 2003 by and among Verso Technologies, Inc., Mickey Acquiring Sub, Inc. and MCK Communications, Inc.
Appendix A-2	Second Amendment to Agreement and Plan of Merger dated as of June 13, 2003 by and among Verso Technologies, Inc., Mickey Acquiring Sub, Inc. and MCK Communications, Inc.
Appendix B	Opinion of Raymond James & Associates, Inc. dated June 16, 2003
Appendix C	Opinion of Pacific Growth Equities, Inc. dated April 21, 2003
Appendix D	Section 262 of the General Corporation Law of the State of Delaware

NOTE ON TRADEMARKS

      Each of Verso and MCK Communications owns or has rights to trademarks that are used in conjunction with the sale of their respective products. Verso and Verso Technologies, among others, are copyrights and trademarks of Verso Technologies, Inc. MCK and MCK Communications, among others, are copyrights and trademarks of MCK Communications, Inc. All other trade names and trademarks used in this proxy statement/ prospectus are the property of their respective owners.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND MEETING

Q.	What am I being asked to vote on?

A.	As an MCK Communications stockholder, you are being asked to approve and adopt the merger agreement among Verso, a wholly-owned subsidiary of Verso and MCK Communications and to approve the transactions it contemplates, including the merger of a wholly-owned subsidiary of Verso and MCK Communications.

Q.	Is it necessary for Verso shareholders to approve the merger agreement and the merger in order to complete the merger?

A.	No. Approval by Verso shareholders is not necessary to complete the merger. Consequently, Verso shareholders will not be voting on the merger agreement or the merger.

Q.	What will I receive in the merger?

A.	MCK Communications stockholders will receive their pro rata portion (based on all outstanding shares of MCK Communications common stock at the effective time of the merger) of 18,280,000 shares of Verso common stock. Raymond James & Associates, Inc. has issued an opinion that, as of June 16, 2003, the merger consideration is fair from a financial point of view to MCK Communications.

The exchange ratio is dependent on the number of shares of MCK Communications common stock outstanding at the effective time of the merger, which is dependent on the number of MCK Communications stock options that are exercised. If MCK Communications stock price is between $2.50 and $4.50 per share, MCK Communications estimates that between 500,000 and 1,025,000 shares would be issued upon exercise of stock options. Assuming that between 21,178,682 and 21,703,682 shares of MCK Communications common stock are issued and outstanding as of the closing of the merger, which is based upon the 20,678,682 shares of MCK Communications common stock issued and outstanding as of August 14, 2003 and between 500,000 and 1,025,000 shares of MCK Communications common stock estimated to be issued as a result of the exercise of outstanding MCK Communications stock options prior to the closing of the merger, MCK Communications stockholders would receive between 0.84 and 0.86 of a share of Verso common stock for each share of MCK Communications common stock that they then own. See the section of this document titled “The Merger Agreement — Merger Consideration” beginning on page 67.

The value of the shares of Verso common stock that MCK Communications stockholders will receive in the merger will depend on the market price of Verso common stock at the time of the merger. There will be no adjustment in the aggregate number of shares of Verso common stock comprising the merger consideration based on fluctuations in the market price of Verso common stock.

In addition, in connection with the completion of the merger, MCK Communications’ board of directors will declare a cash dividend payable to MCK Communications stockholders of record as of the record date for the cash dividend. The cash dividend will be an amount determined by MCK Communications’ board of directors, provided that the sum of MCK Communications’ unrestricted and restricted cash at the effective time of the merger equals no less than $6,363,720, with MCK Communications’ restricted cash representing no more than $2,000,000 of such amount. The aggregate dividend amount will depend, in part, upon the price of the Verso common stock at the effective time of the merger because such price affects some of MCK Communications’ transaction expenses (which affect the amount available for the aggregate dividend) and the number of MCK Communications stock options expected to be exercised (which, if exercised on a cash basis, also affects the amount available for the aggregate dividend). See the table set forth in the section of this document titled “The Merger Agreement — Per Share Exchange Ratio and Dividend Amount” beginning on page 68 for a summary of how changes in the price of the Verso common stock at the effective time of the merger affect the dividend amount. If the price of Verso common stock is $3.25 per share, MCK Communications estimates that the aggregate amount of the cash dividend would be between $24.7 million and $26.3 million. Assuming that MCK Communications declares a cash dividend in an aggregate amount between $24.7 million and $26.3 million, and that there are between 21,178,682 and 21,703,682 shares of MCK Communications common stock issued and outstanding as of the record date for the dividend, MCK Communications stockholders would receive a dividend of between $1.14 and $1.24 for each share of MCK Communications common stock that they then own. The amount of the dividend, however, is dependent upon the amount necessary to satisfy MCK Communications’ operating expenses, transaction expenses and other payables, including payments made under its incentive bonus plan, until the effective time of the merger and the amounts of unrestricted and restricted cash and working capital MCK Communications must have at the effective time of the merger pursuant to the merger agreement, and will be less than the estimated amount if MCK Communications’ operating expenses, transaction expenses and other payables are greater than MCK Communications’ management currently anticipates. See the section of this document titled “The Merger Agreement — Cash Dividend on MCK Communications Common Stock” beginning on page 68. MCK Communications’ board of directors has not yet set the record date for the cash dividend but the record date is expected to be the effective date of the merger.

Based on the assumptions set forth above, an MCK Communications stockholder that holds 100 shares of MCK Communications common stock would receive between 84 and 86 shares of Verso common stock and a cash dividend of between $114 and $124 upon consummation of the merger.

Q.	How will I know the actual number of shares of Verso common stock and the actual dividend amount which I will receive for each share of MCK Communications common stock that I own?

A.	The actual number of shares of Verso common stock and the actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own cannot be determined until two business days prior to the anticipated closing of the merger. Promptly after such determination is made, Verso and MCK Communications will post on their respective websites at www.verso.com and www.mck.com the actual per share exchange ratio and dividend amount. Verso and MCK Communications expect that the closing date of the merger will be the date of the MCK Communications special meeting.

Q.	Will I be able to freely resell the shares of Verso common stock that I receive in the merger?

A.	Shares of Verso common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares of Verso common stock issued to any MCK Communications stockholder that is, or is expected to be, an “affiliate” of MCK Communications or Verso for purposes of Rule 145 under the Securities Act of 1933. See the section of this document titled “The Merger — Resale of Verso Common Stock by Affiliates of MCK Communications” beginning on page 66.

Q.	How are MCK Communications stock options being treated in the merger?

A.	As part of the merger, none of the outstanding MCK Communications stock options will be assumed or substituted by Verso. Instead, the vesting of all outstanding MCK Communications stock options will be accelerated, and such options shall become fully vested and exercisable prior to the anticipated effective date of the merger, subject to the consummation of the merger.

Q.	Will fractional shares of Verso common stock be issued in the merger?

A.	No fractional shares of Verso common stock will be issued to MCK Communications stockholders in the merger. Instead, each fractional share of Verso common stock which would have been otherwise issued shall be rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded to the next succeeding whole number.

Q.	Will I have appraisal rights in connection with the merger?

A.	MCK Communications stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of MCK Communications common stock under applicable provisions of Delaware law. In order to perfect appraisal rights, MCK Communications stockholders must give written demand for appraisal of their shares before the taking of the vote to approve the adoption of the merger agreement and the approval of the merger at the MCK Communications special meeting and must not vote in favor of the adoption of merger agreement. A copy of the applicable Delaware statutory provisions is attached to this proxy statement/ prospectus as Appendix D, and a summary of these provisions can be found under the section of this document titled “The Merger — Appraisal Rights” beginning on page 60.

Q.	What are the federal income tax consequences of the merger and the cash dividend?

A.	We have structured the merger so that MCK Communications and its stockholders generally will not recognize any gain or loss for United States federal income tax purposes in the merger. Verso and MCK Communications have received legal opinions confirming these tax consequences and, as a part of completing the merger, such legal opinions will be reissued in substantially the same form. MCK Communications stockholders will also not recognize any income for United States federal income tax purposes on their share of the cash dividend from MCK Communications up to their respective adjusted tax basis in their MCK Communications common stock. MCK Communications stockholders will recognize gain on their share of the cash dividend from MCK Communications in excess of their adjusted tax basis in their MCK Communications common stock. The cash dividend from MCK Communications will have no direct tax consequences to MCK Communications or Verso. See the section of this document titled “The Merger — Material United States Federal Income Tax Consequences” beginning on page 64.

Q.	What should I do now?

A.	You should read this proxy statement/ prospectus and vote either via the Internet or by completing, signing and dating the proxy card and mailing it to us in the enclosed return envelope as soon as possible or by attending the MCK Communications special meeting and voting in person. If you sign and send the proxy card and do not indicate how you want to vote, then we will count your proxy card as a vote for the approval and adoption of the merger agreement and the approval of the merger. If you fail to return your proxy card or otherwise vote your shares, then your failure will be counted as a vote against the approval and adoption of the merger agreement and the approval of the merger. MCK Communications’ board of directors recommends voting in favor of the merger proposal, which includes the approval and adoption of the merger agreement and the approval of the merger.

Q.	If my shares are held in “street name” by a broker, then will the broker vote the shares for me?

A.	Your broker cannot vote your shares on the merger proposal without your instructions. Your failure to instruct your broker on the merger proposal will be equivalent to voting against the approval and adoption of the merger agreement and the approval of the merger.

Q.	Can I change my vote after submitting my proxy card?

A.	Yes. You can change your vote at any time before the MCK Communications special meeting by submitting a revocation notice or a later-dated signed proxy card or by attending the MCK Communications special meeting and voting in person.

Q.	How can I exchange my shares of MCK Communications common stock?

A.	You will receive a transmittal form in the mail after the merger is completed. The transmittal form may be sent, subject to the instructions contained in the transmittal form and together with your MCK Communications stock certificates, to American Stock Transfer & Trust Company, the exchange agent for the merger, at the addresses set forth in the transmittal form.

Q.	When do you expect the merger to be completed?

A.	We hope to complete the merger in the third calendar quarter of 2003.

Q.	What should I do if I have questions?

A.	Any questions, requests for assistance in voting your proxy or requests for additional copies of the proxy materials may be directed to MCK Communications’ proxy solicitor D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 487-4870 (toll free).

THE MOST IMPORTANT THING FOR YOU TO DO IS VOTE

How to Vote

     Stockholders of Record

      Record holders of MCK Communications common stock can vote their shares via the Internet at www.voteproxy.com, by mailing their signed proxy card or by attending the MCK Communications special meeting in person. The Internet voting procedures available to MCK Communications stockholders of record are designed to authenticate record holders’ identities, to allow record holders to vote their shares and to confirm that their instructions have been properly recorded. Specific instructions to be followed by any record holder of MCK Communications common stock interested in voting via the Internet are set forth on such record holder’s enclosed proxy card.

     Other Stockholders

      If your shares are held in the name of a bank, broker or other holder of record, then follow the voting instructions you receive from the holder of record. Internet voting also will be offered to MCK Communications stockholders owning MCK Communications common stock through certain banks and brokers.

Please vote your shares. If you vote via the Internet, then

you do not need to return your proxy card.

MCK Communications Special Meeting

      The MCK Communications special meeting is open only to MCK Communications stockholders of record as of August 14, 2003.

Stockholder Questions

      Any questions, requests for assistance in voting your proxy or requests for additional copies of the proxy materials may be directed to MCK Communications’ proxy solicitor D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 487-4870 (toll free).

SUMMARY

      This summary highlights selected information from this proxy statement/ prospectus and may not contain all the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire proxy statement/ prospectus and the documents to which we refer you. See the section of this document titled “Where You Can Find More Information” beginning on page 169. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Verso and MCK Communications together.

The Companies

Verso Technologies, Inc.

400 Galleria Parkway, Suite 300
Atlanta, Georgia 30339
(678) 589-3500

      Verso is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer services. Additionally, Verso provides a turn-key solution for telecommunications carriers that wish to migrate from a legacy circuit-based network to a next-generation (“nextgen”), packet-based network.

MCK Communications, Inc.

117 Kendrick Street
Needham, Massachusetts 02494
(617) 454-6100

      MCK Communications is a leading provider of products that deliver distributed voice communications by enabling businesses to extend the functionality and applications of their business telephone systems from the main office to outlying offices, remote call centers, teleworkers and mobile employees over public and private networks.

The Merger

The Merger Transaction (see page 37)

      The merger is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, then a wholly-owned subsidiary of Verso will merge with and into MCK Communications, which will survive the merger as a wholly-owned subsidiary of Verso. In this proxy statement/ prospectus, any reference to the merger agreement includes the Agreement and Plan of Merger, dated as of April 21, 2003, by and among Verso, Mickey Acquiring Sub, Inc., a wholly-owned subsidiary of Verso, and MCK Communications, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 21, 2003, and the Second Amendment to Agreement and Plan of Merger, dated as of June 13, 2003, copies of which are attached to this proxy statement/ prospectus as Appendices A, A-1 and A-2, respectively.

Reasons for the Merger (see page 41)

      Verso’s board of directors and MCK Communications’ board of directors believe that the merger is advisable and fair to, and in the best interests of, the Verso shareholders and the MCK Communications stockholders, respectively. We believe that the combined company will be able to create greater shareholder value than could be achieved by the companies individually.

      Verso’s board of directors has identified the following potential benefits of the merger, among others:

•	increased capital, which will improve Verso’s balance sheet, potentially making Verso more attractive to investors and customers, and will provide enhanced flexibility to acquire additional proprietary products;

•	the synergy between the products, technology and markets of the companies, and the potential for the combination of MCK Communications’ application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to shareholders;

•	the opportunity for Verso and MCK Communications to cross sell their product lines into the other company’s customer base;

•	MCK Communications’ expertise in providing technology that allows enterprises the ability to migrate to nextgen environments will allow Verso to bridge a gap in its current enterprise offerings to provide a complete nextgen solution from the enterprise to the network core;

•	the enhanced potential for earnings and revenue growth as a result of combining the two companies’ distribution channels and product lines;

•	the combined company’s potential to be a market leader in providing enhanced nextgen communications equipment, applications and services;

•	the presentation by Pacific Growth Equities, Inc. and its oral opinion on April 20, 2003 and its subsequent written opinion, that, as of April 21, 2003, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the aggregate merger consideration, was fair, from a financial point of view, to Verso;

•	the presentation by Pacific Growth Equities, Inc. on June 16, 2003 of an oral bringdown to Verso’s chief financial officer, that, as of June 16, 2003, the merger consideration, as modified by the second amendment to the merger agreement, was fair, from a financial point of view, to Verso which was subsequently conveyed to the board of directors; and

•	potential cost savings through the consolidation of facilities and elimination of duplicative costs.

      MCK Communications’ board of directors has identified the following potential benefits of the merger, among others:

•	the synergy between the products, technology and markets of the companies, and the potential for the combination of MCK Communications’ application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to shareholders;

•	the combined company’s potential to be a market leader in providing enhanced nextgen communications equipment, applications and services;

•	the presentation by Raymond James & Associates, Inc. on April 18, 2003 and its oral opinion as of April 18, 2003, which was confirmed in a written opinion dated April 18, 2003, that, as of the date of such opinion, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the aggregate merger consideration together with the cash dividend, was fair, from a financial point of view, to the holders of MCK Communications common stock;

•	the presentation by Raymond James & Associates, Inc. on June 16, 2003 and its oral opinion as of June 16, 2003, which was confirmed in a written opinion dated June 16, 2003, that, as of the date of such opinion, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the revised aggregate merger consideration together with the cash dividend, was fair, from a financial point of view, to the holders of MCK Communications common stock;

•	MCK Communications then estimated that the original merger consideration would have resulted in the receipt of approximately $2.10 – $2.20 of value per share to each MCK Communications stockholder, which amount would have consisted of an estimated dividend of $1.25 – $1.35 in cash per share, and approximately $0.85 per share in value of Verso common stock as of April 21, 2003, which represented a premium of 46% – 53% as compared to the closing price of a share of MCK Communications common stock on April 21, 2003, the last trading day before the merger was publicly announced;

•	MCK Communications then estimated that the revised merger consideration results in the receipt of approximately $2.56 – $2.66 of value per share to each MCK Communications stockholder, which amount consists of an estimated per share cash dividend payable to each MCK Communications stockholder of $1.30 – $1.40 and per share stock consideration to be received by each MCK Communications stockholder of approximately $1.26 per share in value of Verso common stock as of June 16, 2003, the last full trading day before the second amendment to the merger agreement was publicly announced;

•	the opportunity for MCK Communications stockholders to participate in future growth in value of the combined company as shareholders of Verso following the merger; and

•	the overall prospective synergies of the combined company and strategic value of the proposed combination, which the MCK Communications’ board of directors believed would deliver greater value to the stockholders and customers of MCK Communications than the alternative strategic options that the MCK Communications’ board of directors considered.

Recommendation of MCK Communications’ Board of Directors (see page 45)

      MCK Communications’ board of directors believes the merger is advisable and fair to, and in the best interests of, MCK Communications stockholders, and recommends that they vote in favor of (FOR) the merger proposal, which includes the approval of the adoption of the merger agreement and approval of the merger.

Merger Consideration (see page 67)

      As a result of the merger, MCK Communications stockholders will receive their pro rata portion (based on all outstanding shares of MCK Communications common stock at the effective time of the merger) of an aggregate of 18,280,000 shares of Verso common stock. The exchange ratio is dependent on the number of shares of MCK Communications common stock outstanding at the effective time of the merger, which is dependent on the number of MCK Communications stock options that are exercised. If the MCK Communications stock price is between $2.50 and $4.50 per share, MCK Communications estimates that between 500,000 (if exercised on a net exercise basis) and 1,025,000 (if exercised on a cash basis) shares would be issued upon exercise of stock options. Assuming that between 21,178,682 and 21,703,682 shares of MCK Communications common stock are issued and outstanding as of the closing of the merger, which is based upon the 20,678,682 shares of MCK Communications common stock issued and outstanding as of August 14, 2003 and between 500,000 and 1,025,000 shares of MCK Communications common stock estimated to be issued as a result of the exercise of outstanding MCK Communications stock options prior to the closing of the merger, MCK Communications stockholders would receive between 0.84 and 0.86 of a share of Verso common stock for each share of MCK Communications common stock that they then own. See the section of this document titled “The Merger Agreement — Merger Consideration” beginning on page 67.

      No fractional shares of Verso common stock will be issued in connection with the merger, with each fractional share of Verso common stock which would have been otherwise issued being rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded to the next succeeding whole number.

      Following the merger, MCK Communications stockholders will need to exchange their certificates representing MCK Communications common stock for certificates representing Verso common stock. MCK Communications stockholders will receive a transmittal form to effect the exchange of certificates following the effective time of the merger.

Cash Dividend on MCK Communications Common Stock (see page 68)

      In connection with the completion of the merger, MCK Communications will declare a cash dividend payable to MCK Communications stockholders of record as of the record date for the cash dividend. The cash dividend will be an amount determined by MCK Communications’ board of directors, provided that the sum of MCK Communications’ unrestricted cash and restricted cash at the effective time of the merger equals no less than $6,363,720, with MCK Communications’ restricted cash representing no more than $2,000,000 of such amount. If the price of Verso common stock is $3.25 per share, MCK Communications estimates that the aggregate amount of the cash dividend will be between $24.7 million and $26.3 million. The actual aggregate dividend amount will depend upon the amount of cash available to MCK Communications, including the proceeds received by MCK Communications upon exercise of stock options, after it has reserved the amounts necessary to:

•	satisfy its operating expenses, transaction expenses (including the fees to be paid to its investment banking advisor), the payments to be made to its executive officers and other key employees pursuant to its incentive bonus plan, and other payables through the effective time of the merger (as estimated two business days prior to the effective time of the merger);

•	fund certain restructuring costs related to the merger; and

•	satisfy the condition to the merger that MCK Communications have no less than $6,363,720 in cash (no more than $2,000,000 of which may be restricted) at the effective time of the merger.

MCK Communications’ board of directors has not yet set the record date for the cash dividend but the record date is expected to be the effective date of the merger.

Per Share Exchange Ratio and Dividend Amount (see page 68)

      The actual number of shares of Verso common stock and the actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own cannot be determined until two business days prior to the anticipated closing of the merger. Consequently, the actual exchange ratio and dividend amount per share of MCK Communications common stock may differ from the estimates provided in this document. See the section of this document titled “The Merger Agreement — Per Share Exchange Ratio and Dividend Amount” beginning on page 68 for a summary of the estimated per share exchange ratio and per share dividend amount based upon the price of Verso common stock.

      The actual number of shares of Verso common stock that MCK Communications stockholders will receive in exchange for each share of MCK Communications common stock that they own will vary depending on the aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger. The actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own will depend upon the aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger and the actual aggregate dividend amount. As previously discussed, the actual aggregate dividend amount will depend upon the amount of cash available to MCK Communications after it has reserved the amounts necessary to satisfy its expenses and other payables through the effective time of the merger, to fund certain restructuring costs related to the merger and to maintain at least $6,363,720 in cash (no more than $2,000,000 of which may be restricted) that it is required to have at the effective time of the merger.

      By the date which is two business days prior to the anticipated closing of the merger, MCK Communications will know the aggregate number of shares of MCK Communications common stock which will be outstanding at the effective time of the merger because, after such date, outstanding MCK Communications stock options will no longer be exercisable and MCK Communications will not issue any additional shares of MCK Communications common stock. By such date, MCK Communications will also know the amounts it expects will be necessary to satisfy its expenses and other payables through the effective time of the merger because such amounts are based upon a preliminary projected balance sheet as to which Verso and MCK Communications must agree by such date.

      Promptly after the date which is two business days prior to the anticipated closing of the merger, Verso and MCK Communications will determine the actual per share exchange ratio and dividend amount MCK Communications stockholders will receive in the merger and will post them on their respective websites at www.verso.com and www.mck.com. Verso and MCK Communications expect that the closing date of the merger will be the date of the MCK Communications special meeting. Consequently, Verso and MCK Communications expect to post to their respective websites the actual per share exchange ratio and dividend amount prior to the MCK Communications special meeting.

Treatment of MCK Communications Stock Options (see page 68)

      Verso will not assume or substitute options for any stock options outstanding and unexercised at the effective time of the merger pursuant to any MCK Communications stock option plan. Each outstanding MCK Communications stock option, whether vested or unvested, shall, subject to the completion of the merger, become fully vested and exercisable for a period of fifteen days prior to the effective time of the merger, and each MCK Communications stock option plan will terminate prior to the effective time of the merger.

Opinions of Financial Advisors (see page 45)

      Raymond James & Associates, Inc. has delivered its opinion to MCK Communications’ board of directors that the merger consideration is fair, from a financial point of view, to holders of shares of MCK Communications common stock as of April 18, 2003. Pacific Growth Equities, Inc. has delivered its opinion to Verso’s board of directors that the merger consideration is fair, from a financial point of view, to Verso as of April 21, 2003. In addition, after the terms of the merger agreement were modified by the execution of the second amendment to the merger agreement as of June 13, 2003, Raymond James & Associates, Inc. delivered its opinion to MCK Communications’ board of directors that the merger consideration is fair, from a financial point of view, to holders of shares of MCK Communications common stock as of June 16, 2003 and Pacific Growth Equities, Inc. provided an oral bringdown to Verso’s chief financial officer on June 16, 2003 that, as of such date, the merger consideration, as so modified, is fair, from a financial point of view, to Verso. A copy of Raymond James & Associates, Inc.’s opinion dated June 16, 2003 is attached to this proxy statement/ prospectus as Appendix B, and a copy of Pacific Growth Equities, Inc.’s opinion dated April 21, 2003 is attached to this proxy statement/ prospectus as Appendix C. You should read the opinions completely to understand the assumptions made, matters considered and limitations of the reviews made by Raymond James & Associates, Inc. and Pacific Growth Equities, Inc. in providing their respective opinions.

Appraisal Rights (see page 60)

      MCK Communications stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of MCK Communications common stock under applicable provisions of Delaware law. In order to perfect appraisal rights, MCK Communications stockholders must give written demand for appraisal of their shares before the taking of the vote to adopt the merger agreement and approve the merger at the MCK Communications special meeting and must not vote in favor of the adoption of the merger agreement. A copy of the applicable Delaware statutory provisions is attached to this proxy statement/prospectus as Appendix D, and a summary of these provisions can be found under the section of this document titled “The Merger — Appraisal Rights” beginning on page 60.

Management and Boards of Directors after the Merger (see page 71)

      If the merger is completed, then the officers and directors of Verso immediately prior to the merger will remain as officers and directors of Verso after the merger. After the merger, the officers and directors of MCK Communications shall be replaced with the officers and directors of the wholly-owned subsidiary of Verso that merged with and into MCK Communications.

Interests of MCK Communications’ Directors and Officers in the Merger (see page 59)

      When you consider the MCK Communications’ board of directors’ recommendation that you vote in favor of the merger proposal, you should be aware that a number of MCK Communications’ officers and directors will be entitled to receive the benefits described in the section of this document titled “The

Merger — Interests of MCK Communications’ Directors and Officers in the Merger.” MCK Communications’ officers and directors will not be entitled to receive these benefits if the merger does not occur.

What We Must Do to Complete the Merger (see page 74)

      A number of conditions must be met for the merger to be completed, including the following:

•	Approval of the merger proposal, including the adoption of the merger agreement and approval of the merger, by the MCK Communications stockholders.

•	Receipt by Verso of an opinion of tax counsel to Verso and receipt by MCK Communications of an opinion of tax counsel to MCK Communications or Verso, with each opinion to be dated on or about the closing date of the merger, that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

•	Absence of any injunction or legal restraint prohibiting consummation of the merger.

•	MCK Communications’ adjusted working capital (working capital less cash, cash equivalents and marketable securities and excluding certain liabilities) at the effective time of the merger must be no less than $1,933,000.

•	MCK Communications’ unrestricted cash and restricted cash at the effective time of the merger must total no less than $6,363,720, with restricted cash representing no more than $2,000,000 of such amount.

•	Declaration by MCK Communications’ board of directors of the cash dividend payable to MCK Communications stockholders as contemplated by the merger agreement and setting a record date for MCK Communications stockholders entitled to payment of such cash dividend.

      Where law permits, Verso or MCK Communications could decide to complete the merger even though one or more of the conditions to the completion of the merger has not been satisfied. We cannot be certain when (or if) the conditions to the merger, including the receipt of opinions of tax counsel, will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals (see page 64)

      We are not required to obtain any regulatory approvals to complete the merger.

Termination of the Merger Agreement (see page 76)

      We can mutually agree at any time to terminate the merger agreement without completing the merger, even if the MCK Communications stockholders have approved it. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

•	The MCK Communications stockholders do not approve the merger proposal.

•	The other party materially breaches the merger agreement.

•	The merger has not been completed by December 31, 2003.

•	MCK Communications’ board of directors withdraws its approval or recommendation of the merger proposal.

•	Certain other conditions to closing of the merger have not been satisfied.

Termination Fees and Expenses (see page 77)

      If the merger agreement is terminated under certain circumstances, then MCK Communications may have to pay Verso $600,000, and if the merger agreement is terminated as a result of the MCK Communications stockholders not approving the merger proposal, then MCK Communications may have to reimburse Verso for its expenses incurred in connection with the merger up to an aggregate amount of $600,000.

Covenants Pending Closing (see page 78)

      Verso and MCK Communications have agreed to conduct their businesses as specified in the merger agreement until the merger is completed.

Accounting Treatment (see page 64)

      The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America.

Comparative Market Prices and Dividends (see page 157)

      Shares of Verso common stock are listed on the Nasdaq SmallCap Market, and shares of MCK Communications common stock are listed on the Nasdaq National Market. On April 21, 2003, the last full trading day before the public announcement that the companies had entered into the merger agreement and the first amendment to the merger agreement, shares of Verso common stock closed at $0.91 per share and shares of MCK Communications common stock closed at $1.44 per share. On June 16, 2003, the last full trading day before the public announcement that the companies had entered into the second amendment to the merger agreement (which amendment revised the merger consideration to be received by MCK Communications in the merger), shares of Verso common stock closed at $1.48 per share and shares of MCK Communications common stock closed at $2.29 per share. On August 22, 2003, the most recent practicable date for which information was available before this proxy statement/ prospectus was printed and mailed, shares of Verso common stock closed at $3.38 per share and shares of MCK Communications common stock closed at $4.05 per share.

Material United States Federal Income Tax Consequences (see page 64)

      MCK Communications stockholders generally will not recognize gain or loss for United States federal income tax purposes on the exchange of MCK Communications common stock for Verso common stock in the merger.

      MCK Communications stockholders who receive cash for all of their shares of MCK Communications common stock pursuant to the exercise of appraisal rights generally will recognize capital gain or loss equal to the difference between the adjusted tax basis of their shares and the amount of cash received as a result of their exercise of appraisal rights.

      MCK Communications stockholders will also not recognize any income for United States federal income tax purposes on their share of the portion of the cash dividend from MCK Communications up to their respective adjusted tax basis in their MCK Communications common stock. Instead, this portion of the cash dividend will be treated as a non-taxable return of capital that will reduce the stockholders’ adjusted tax basis in their MCK Communications common stock. MCK Communications stockholders will recognize gain on their share of the cash dividend from MCK Communications in excess of their respective adjusted tax basis in their MCK Communications common stock. This gain will be treated as gain from the sale or exchange of stock. Any such gain recognized by a stockholder from the cash dividend from MCK Communications generally will be long-term capital gain if the stockholder has held the shares of MCK Communications common stock for more than one year at the time the cash dividend from MCK Communications is made. The cash dividend from MCK Communications will have no direct tax consequences to MCK Communications or Verso.

      The tax consequences to each particular MCK Communications stockholder will depend on the stockholder’s specific situation. Therefore, each MCK Communications stockholder should consult his, her or its own tax advisor for an understanding of the tax consequences to that stockholder resulting from the merger.

MCK Communications Special Meeting

Meeting Date

      The MCK Communications special meeting will be held on September 26, 2003, at the offices of McDermott, Will & Emery located at 28 State Street, Boston, Massachusetts 02109, at 10:00 a.m., local time.

Record Date

      You can vote at the MCK Communications special meeting if you owned MCK Communications common stock at the close of business on August 14, 2003.

Matters to be Considered

      At the MCK Communications special meeting, the MCK Communications stockholders will be asked to approve a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 21, 2003, by and among Verso, Mickey Acquiring Sub, Inc., a wholly-owned subsidiary of Verso, and MCK Communications, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 21, 2003, and the Second Amendment to Agreement and Plan of Merger, dated as of June 13, 2003, and to approve the merger contemplated therein.

Vote Required

      The proposal to approve and adopt the merger agreement requires the approval of MCK Communications stockholders owning at least a majority of the shares of MCK Communications common stock outstanding on the record date.

      Shares of MCK Communications common stock that are voted “FOR,” “AGAINST” or “ABSTAIN” at the MCK Communications special meeting will be treated as being present at such meeting for purposes of establishing a quorum and will also be treated as votes eligible to be cast by the MCK Communications common stock present in person at the special meeting and entitled to vote. Abstentions will be counted for purposes of determining both the presence or absence of a quorum for the transaction of business and the total number of votes cast with respect to a particular matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not be counted for purposes of determining the number of votes cast with respect to the particular proposal on which the broker has expressly not voted. Abstentions and broker non-votes will have the same effect as a vote against the merger proposal, the approval of which will require the affirmative vote of a majority of the shares of MCK Communications common stock outstanding on the record date.

Security Ownership by Certain Beneficial Owners and Management

      As of the close of business on the MCK Communications record date, directors and executive officers of MCK Communications and their respective affiliates may be deemed to be the beneficial owners of shares of MCK Communications common stock representing approximately 1% of the outstanding voting power of MCK Communications in the aggregate. Each of the directors and executive officers of MCK Communications has indicated that such person intends to vote or direct the vote of all the shares of MCK Communications common stock over which such person has voting control in favor of the merger proposal.

Proxies

      You can revoke your proxy before it is voted either by sending to MCK Communications a revocation notice or a new, later-dated proxy or by attending the MCK Communications special meeting and voting in person. You cannot revoke your proxy simply by attending the MCK Communications special meeting.

Appraisal Rights

      MCK Communications stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock under applicable provisions of Delaware law. In order to perfect appraisal rights, MCK Communications stockholders must give written demand for appraisal of their shares before the taking of the vote to approve and adopt the merger agreement and to approve the merger at the special meeting and must not vote in favor of the merger agreement and the merger. A copy of the applicable Delaware statutory provisions is included as Appendix D to this proxy statement/ prospectus, and a summary of these provisions can be found under the section of this document titled “The Merger — Appraisal Rights” beginning on page 60.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL

AND OPERATING DATA OF VERSO

      We are providing the following financial information to help you analyze the merger. This financial information is derived from Verso’s financial statements for the six months ended June 30, 2003 and 2002, and Verso’s financial statements for the years ended December 31, 1998 through 2002. The results of operations for the six-month period ended June 30, 2003, are not necessarily indicative of results that may be expected for the full fiscal year. This information is only a summary and should be read in conjunction with Verso’s consolidated financial statements and related notes contained elsewhere in this proxy statement/ prospectus and in Verso’s annual reports, quarterly reports and other information on file with the SEC.

	Six months ended
	June 30,		Year ended December 31,

	2003(7)	2002	2002(2)	2001(3)	2000(4)	1999(5)	1998

	(in thousands, except per share data)

Statement of Operations Data(1):

Revenue	$28,855	$23,665	$44,798	$29,899	$12,732	$10,017	$2,914

Loss from continuing operations	(1,516)	(1,458)	(2,395)	(11,517)	(12,532)	(5,361)	(1,231)

Loss from continuing operations per common share — basic and diluted	(0.02)	(0.02)	(0.03)	(0.21)	(0.48)	(0.23)	(0.06)

Balance Sheet Data (at period end):

Total assets(6)	$49,871	$41,027	$39,835	$45,159	$175,473	$56,054	$69,981

Long-term obligations	8,751	5,069	6,133	5,200	3,153	—	2,333

(1)	Includes the continuing operations of the following entities or divisions acquired by Verso from their respective dates of acquisition: Customer Response Center, a division of Encore Systems, Inc. (September 1, 1998); MessageClick, Inc. (November 22, 2000); NACT Telecommunications, Inc. (July 27, 2001); and Telemate.Net Software, Inc. (November 16, 2001). Also includes the continuing operations of the assets acquired by Verso from Clarent Corporation on February 12, 2003.
(2)	The fiscal year 2002 loss from continuing operations includes $592,000 of intangibles amortization, $1.2 million in amortization of deferred compensation, $601,000 in non-cash interest expense related to the amortization of the discount on convertible subordinated debentures and loan fees, and a $350,000 gain on early retirement of debt.
(3)	The fiscal year 2001 loss from continuing operations includes $1.5 million of intangibles amortization, $1.8 million in amortization of deferred compensation, $606,000 in non-cash interest expense related to the amortization of the discount on convertible subordinated debentures and loan fees, and a $1,640,000 loss on debt conversion.
(4)	The fiscal year 2000 loss from continuing operations includes $982,000 of goodwill amortization, $482,000 in amortization of deferred compensation, $511,000 in reorganization costs, $1.8 million in loss on asset abandonment and $715,000 in non-cash interest expense primarily related to the amortization of the discount on convertible subordinated debentures and loan fees.
(5)	The fiscal year 1999 loss from continuing operations includes $982,000 in goodwill amortization and $543,000 in merger-related transaction and reorganization costs.
(6)	Includes $0, $582,000, $153.0 million, $47.2 million and $57.9 million of assets of discontinued operations, as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively. The assets of discontinued operations on December 2000, 1999 and 1998 included intangible assets totaling $119.2 million, $12.8 million and $14.1 million, respectively.
(7)	The statement of operations data for the six months ended June 30, 2003 includes the operations of the assets acquired from Clarent Corporation subsequent to the acquisition. The balance sheet data as of June 30, 2003 includes the assets acquired and liabilities assumed from Clarent Corporation on February 12, 2003.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL

AND OPERATING DATA OF MCK COMMUNICATIONS

      We are providing the following financial information to help you analyze the merger. This financial information is derived from MCK Communications’ audited financial statements for the years ended April 30, 1999 through 2003. This information is only a summary and should be read in conjunction with MCK Communications’ consolidated financial statements and related notes contained elsewhere in this proxy statement/ prospectus and in MCK Communications’ annual reports, quarterly reports and other information on file with the SEC.

	Year ended April 30,

	2003(1)	2002(2)	2001(3)	2000(4)	1999(5)

	(in thousands, except per share data)

Statement of Operations Data:

Revenue	$14,579	$16,487	$38,220	$25,082	$14,270

Net loss applicable to common shares	(6,079)	(34,018)	(11,799)	(4,910)	(2,750)

Net loss per common share — basic and diluted	(0.30)	(1.69)	(0.61)	(0.44)	(0.71)

Balance Sheet Data (at period end):

Total assets	$46,989	$56,225	$90,397	$87,194	$9,428

Long-term obligations	—	—	—	—	2,500

Redeemable preferred stock	—	—	—	—	28,205

(1)	The fiscal year 2003 net loss includes $143,000 in amortization of stock-based compensation, $1,003,000 in amortization of other intangibles, $2.6 million in impairment of goodwill and other intangibles, and $552,000 in restructuring costs.

(2)	The fiscal year 2002 net loss includes $(303,000) in amortization of stock-based compensation, $2.2 million in amortization of goodwill and other intangibles, $14.1 million in impairment of goodwill and other intangibles, and $4.3 million in restructuring costs and $1.4 million in provision for legal settlement and fees.

(3)	The fiscal year 2001 net loss includes $2.9 million in amortization of stock-based compensation, $4.6 million in amortization of goodwill and other intangibles, $3.7 million in write-off of in-process research and development, and $597,000 in restructuring costs.

(4)	The fiscal year 2000 net loss includes $4.6 million in amortization of stock-based compensation.

(5)	The fiscal year 1999 net loss includes $406,000 in amortization of stock-based compensation.

COMPARATIVE PER SHARE DATA

      The table below presents the high and low sales prices per share of Verso common stock on the Nasdaq SmallCap Market and MCK Communications common stock on the Nasdaq National Market on:

(i)	April 21, 2003, the last full trading day immediately preceding the public announcement of the merger and of the execution of the merger agreement and the first amendment to the merger agreement;

(ii)	June 16, 2003, the last full trading day immediately preceding the public announcement of the execution of the second amendment to the merger agreement (which amendment revised the merger consideration to be received by MCK Communications in the merger); and

(iii)	August 22, 2003, the most recent practicable date before this proxy statement/ prospectus was printed and mailed.

      The table below also presents the “equivalent stock price” of shares of MCK Communications common stock, both with and without the cash dividend that will be paid by MCK Communications to its stockholders immediately prior to the effective time of the merger, on those dates. The “equivalent stock price” of shares of MCK Communications common stock represents the per share sales price for Verso common stock on the Nasdaq SmallCap Market at the specified date, multiplied by 0.85, which is the midpoint of the estimated range for the number of shares of Verso common stock that an MCK Communications stockholder would receive for each share of MCK Communications common stock assuming 21,441,182 shares of MCK Communications common stock are outstanding immediately prior to the merger which is the midpoint of the range of shares of MCK Communications common stock expected to be outstanding if the price of MCK Communications common stock is between $2.50 and $4.50 per share and assuming a per share cash dividend to MCK Communications stockholders of $1.19, which is the midpoint of the estimated range for the per share dividend amount if the price of Verso common stock is $3.25 per share. The number of shares of MCK Communications common stock outstanding will change prior to the merger and the cash dividend to MCK Communications stockholders may be greater or less than currently anticipated. As a result, the actual “equivalent stock price” may be greater than or less than the “equivalent stock price” set forth below.

							MCK
							Communications
							Equivalent Stock
					MCK		Price, Including
			MCK		Communications		Cash Dividend
	Verso		Communications		Equivalent		Paid By MCK
	Common Stock		Common Stock		Stock Price		Communications

	High	Low	High	Low	High	Low	High	Low

	(price per share)		(price per share)		(price per share)		(price per share)

April 21, 2003	$0.92	$0.86	$1.48	$1.42	$0.78	$0.73	$1.97	$1.92

June 16, 2003	$1.48	$1.22	$2.29	$2.10	$1.26	$1.04	$2.44	$2.22

August 22, 2003	$3.60	$3.25	$4.15	$3.91	$3.06	$2.76	$4.25	$3.95

      Following the completion of the merger, shares of MCK Communications common stock will cease to be listed on the Nasdaq National Market. An application will be filed with Nasdaq to include the additional shares of Verso common stock to be issued in the merger on the Nasdaq SmallCap Market.

HISTORICAL PRO FORMA AND COMPARATIVE EQUIVALENT PRO FORMA

PER SHARE DATA OF VERSO AND MCK COMMUNICATIONS

      The following table shows information about net loss per share of common stock, equivalent pro forma per share data and book value per share of common stock of Verso and MCK Communications. The unaudited pro forma data below is for illustrative purposes only. The pro forma net loss per common share information has been prepared as if the merger had taken place as of the beginning of the period presented. The pro forma book value per share information has been prepared as if the merger had taken place as of the dates and periods presented. Information identified as “Equivalent Pro Forma Amount for MCK Communications” was obtained by multiplying the related pro forma amounts by an estimated exchange ratio of 0.85, the midpoint of the estimated range for the per share exchange ratio if the price of MCK Communications common stock is between $2.50 and $4.50 per share. This information is presented assuming that MCK Communications stockholder will receive 0.85 shares of Verso common stock for each share of MCK Communications common stock after the merger based on certain assumptions about the number of shares of MCK Communications common stock outstanding immediately prior to merger.

      You should read the information below together with Verso’s and MCK Communications’ historical financial statements and related notes included in or incorporated by reference into this proxy statement/ prospectus. You should also read the information contained in the section of this document titled “Unaudited Pro Forma Consolidated Financial Information” beginning on page 80. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined.

	As of and for the six months	As of and for the year
	ended June 30, 2003	ended December 31, 2002
	(Verso) and April 30, 2003	(Verso) and January 31, 2003
	(MCK Communications)	(MCK Communications)

Net Loss From Continuing Operations Per Common Share(1)
Verso, Historical

Basic	$(0.02)	$(0.03)

Diluted	$(0.02)	$(0.03)
MCK Communications, Historical (unaudited)

Basic	$(0.19)	$(0.42)

Diluted	$(0.19)	$(0.42)
Pro Forma Combined (unaudited) (2)

Basic	$(0.07)	$(0.09)

Diluted	$(0.07)	$(0.09)
Equivalent Pro Forma Amount for
MCK Communications (unaudited)

Basic	$(0.06)	$(0.08)

Diluted	$(0.06)	$(0.08)

Book Value Per Common Share(1)

Verso, Historical	$0.20

MCK Communications, Historical (unaudited)	$2.10

Pro Forma Combined (unaudited)	$0.29

Equivalent Pro Forma Amount for MCK Communications (unaudited)	$0.25

	As of and for the six months	As of and for the year
	ended June 30, 2003	ended December 31, 2002
	(Verso) and April 30, 2003	(Verso) and January 31, 2003
	(MCK Communications)	(MCK Communications)

Dividends Per Common Share

Verso, Historical	—	—

MCK Communications, Historical	—	—

Pro Forma Combined (unaudited)	—	—

Equivalent Pro Forma Amount for MCK Communications (unaudited)	—	—

(1)	The calculation of basic net loss per share uses the weighted average number of common shares outstanding. Common stock equivalents have been excluded from loss per share calculations because their inclusion would be anti-dilutive.

(2)	The Pro Forma Combined, basic and diluted per share data includes pro forma operational information related to Verso’s acquisition of substantially all of the business assets of Clarent Corporation on February 12, 2003.

RISK FACTORS

      The merger involves a high degree of risk. An MCK Communications stockholder who votes in favor of the merger will be choosing to invest in Verso common stock. In addition to the other information contained in this proxy statement/ prospectus, the appendices and exhibits hereto and the documents incorporated by reference herein, you should carefully consider the following risk factors in determining how to vote.

Risks Related to the Merger

Fluctuations in the market price of Verso common stock will affect the value of the merger consideration MCK Communications stockholders receive in the merger.

      The value of the merger consideration that MCK Communications stockholders will receive in the merger will depend on the market price of Verso common stock at the time of the merger. There will be no adjustment in the aggregate number of shares of Verso common stock comprising the merger consideration based on fluctuations in the market price of Verso common stock. Therefore, MCK Communications stockholders bear the risk that the market price of Verso common stock on the day of the merger may decline.

      On the day of the merger, the market price of Verso common stock may be higher or lower than the market price on the date the merger agreement, the first amendment to the merger agreement or the second agreement to the merger agreement was signed, on the date this proxy statement/ prospectus was mailed to you or on the date of the MCK Communications special meeting. Therefore, you cannot be assured of receiving any specific market value of shares of Verso common stock upon the completion of the merger, and we encourage you to consider the market price of Verso common stock before you make your voting decision regarding the merger. See the section of this document titled “The Merger Agreement — Merger Consideration” beginning on page 67.

The price of the Verso common stock has been volatile.

      The stock market in general, and the market for technology companies in particular, has recently experienced extreme volatility that has often been unrelated to the operating performance of particular companies. From January 1, 2002 to September 12, 2002, the per share closing price of the Verso common stock on the Nasdaq National Market fluctuated from a high of $1.79 to a low of $0.26. From September 13, 2002 to August 13, 2003, the per share closing price of the Verso common stock on the Nasdaq SmallCap Market fluctuated from a high of $3.50 to a low of $0.26. Verso believes that the volatility of the price of the Verso common stock does not necessarily relate to Verso’s performance and is broadly consistent with volatility experienced in Verso’s industry. Fluctuations may occur, among other reasons, in response to operating results, announcements by competitors, regulatory changes, economic changes, market valuation of technology firms and general market conditions.

      In addition, in order to respond to competitive developments, Verso may from time to time make pricing, service or marketing decisions that could harm its business. Also, Verso’s operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In either case, the trading price of Verso’s common stock would likely decline.

      The trading price of the Verso common stock could continue to be subject to wide fluctuations after the completion of the merger in response to these or other factors, many of which are beyond Verso’s control. If the market price of the Verso common stock decreases, then shareholders may not be able to sell their shares of Verso common stock at a profit. See the section of this document titled “Comparative Market Prices and Dividends” beginning on page 157.

Historically low trading volume in Verso common stock may affect shareholder liquidity.

      The trading volume of Verso common stock on the Nasdaq SmallCap Market has been low historically. During the second quarter of 2003, the average daily trading volume for Verso common stock was approximately 647,500 shares. In the merger, Verso will be issuing 18,280,000 shares of Verso common stock to MCK Communications stockholders. After the completion of the merger, approximately 114.3 million shares of Verso common stock will be issued and outstanding. However, there can be no assurance that the increased “float” will allow shareholders to sell shares of Verso common stock at the times and at the prices they desire.

We may be unable to successfully integrate our operations.

      The merger involves the integration of two companies that have previously operated independently. The challenges of combining the companies’ operations include integrating personnel with diverse business backgrounds, combining different corporate cultures and managing a geographically dispersed organization. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations and financial condition of the combined company.

Verso estimates that it will record a write-off to goodwill of approximately $10.0 million during the quarter in which the merger is completed.

      In April 2003, Verso negotiated an agreement to acquire MCK Communications in a merger in which the MCK Communications stockholders would be entitled to receive approximately 20.0 million shares of Verso common stock valued at an aggregate of $13.0 million, based on the volume weighted average closing price per share of Verso common stock as reported on the Nasdaq SmallCap Market for the 20 trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, MCK Communications was required to have $7.5 million in cash at the effective time of the merger. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK Communications stockholders are entitled to receive approximately 18.3 million shares of Verso common stock and the amount of cash that MCK Communications is required to have at the effective time of the merger was reduced from $7.5 million to approximately $6.4 million. Although the number of shares of Verso common stock to be issued in the merger was reduced by the amendment, the amendment changed the measurement date for valuing the shares of Verso common stock to be issued in the merger. As a result of the increase in the trading price of the Verso common stock, the revised valuation for the shares of Verso common stock to be issued in the merger increased to an aggregate of $24.8 million. As a result of this increase in value, Verso believes the goodwill recorded in connection with the merger will be impaired upon completion of the merger, and Verso will complete an impairment analysis. Based upon a preliminary analysis, Verso estimates it will record a write-off to goodwill of approximately $10.0 million during the quarter in which the merger is completed. See the section of this document titled “Unaudited Pro Forma Consolidated Financial Information” beginning on page 80.

Risks Related to Verso

Verso may be unable to fund future growth.

      Verso’s business strategy calls for growth internally as well as through acquisitions. This growth will require funding for additional personnel, capital expenditures and other expenses, as well as for working capital purposes. Financing may not be available to Verso on favorable terms or at all. If adequate funds are not available on acceptable terms, then Verso may not be able to meet its business objectives for expansion. This, in turn, could harm Verso’s business, results of operations and financial condition. In addition, if Verso raises additional funds through the issuance of equity or convertible debt securities, then the percentage of ownership of Verso shareholders will be reduced, and any new securities could have rights, preferences and privileges senior to those of the Verso common stock. Furthermore, if Verso raises capital or acquires businesses by incurring indebtedness, then Verso will become subject to the risks associated with indebtedness, including interest rate fluctuations and any financial or other covenants that Verso’s lender may require.

Verso has a history of losses and may not be profitable in the future.

      Verso has a history of net losses, including net losses of $1.5 million for the six months ended June 30, 2003, $2.7 million for the 2002 fiscal year and $147.6 million for the 2001 fiscal year. As of June 30, 2003, Verso had an accumulated deficit of $256.4 million. Further, developing Verso’s business strategy and expanding its services will require significant additional capital and other expenditures. Accordingly, if Verso is not able to increase its revenue, then it may never generate sufficient revenues to achieve or sustain profitability.

A decline in the price of the Verso common stock could result in the delisting of the Verso common stock from the Nasdaq SmallCap Market.

      The Verso common stock is currently listed on the Nasdaq SmallCap Market. Verso must satisfy certain minimum listing maintenance requirements to maintain such quotation, including a series of financial tests relating to net tangible assets, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share for the Verso common stock. In the past, Verso has had difficulty maintaining the minimum bid price for the Verso common stock.

      Prior to September 13, 2002, the Verso common stock was listed on the Nasdaq National Market. On June 6, 2002, Nasdaq notified Verso that the bid price of the Verso common stock had closed at less than $1.00 per share over the previous 30 consecutive trading days, and as a result, Verso did not comply with the minimum bid price continued listing requirement of the Nasdaq National Market. Verso was unable to regain compliance with the minimum bid price requirement of the Nasdaq National Market, and on September 13, 2002, Verso transferred the Verso common stock to the Nasdaq SmallCap Market. In June 2003, Verso regained compliance with the $1.00 minimum bid price requirement of the Nasdaq SmallCap Market.

      If the bid price of the Verso common stock were to remain below $1.00 per share for 30 consecutive trading days, or if Verso was unable to continue to meet the Nasdaq Small Cap Market’s other listing standards, then Nasdaq would notify Verso that the Verso common stock could be delisted from the Nasdaq SmallCap Market. If the Verso common stock is delisted from the Nasdaq SmallCap Market, then the Verso common stock may trade on the Over-the-Counter-Bulletin Board which are viewed by most investors as less desirable and less liquid market places. Delisting from the Nasdaq SmallCap Market could make trading the Verso common stock more difficult for Verso’s investors, leading to further declines in share price. Delisting of the Verso common stock would also make it more difficult and expensive for Verso to raise additional capital. Furthermore, delisting of the Verso common stock is an event of default under Verso’s outstanding convertible debentures and, through certain cross default provisions, the Loan and Security Agreement Verso entered into with Clarent Corporation in connection with Verso’s acquisition of substantially all of the business assets, and certain related liabilities, of Clarent Corporation on February 12, 2003 (the “Clarent Asset Purchase”).

Verso’s growth could be limited if it is unable to attract and retain qualified personnel.

      Verso believes that its success depends largely on its ability to attract and retain highly skilled and qualified technical, managerial and marketing personnel. Competition for highly skilled engineering, sales, marketing and support personnel is intense because there is a limited number of people available with the necessary technical skills and an understanding of the markets which Verso serves. Workforce reductions by Verso during 2000, 2001, 2002 and 2003 may adversely affect Verso’s ability to retain its current employees and recruit new employees. The inability to hire or retain qualified personnel could hinder Verso’s ability to implement its business strategy and harm its business.

Verso is exposed to the general condition of the telecommunications market.

      Verso’s business is subject to global economic conditions, and in particular, market conditions in the telecommunications industry. Verso’s operations could be adversely affected if declines in capital spending from telecommunications service providers continue. If global economic conditions worsen, or if the prolonged slowdown in the telecommunications industry continues, then Verso may experience adverse operating results.

The market for nextgen communications solutions is new and evolving and, if this market does not develop as expected, then it could have a material adverse effect on Verso’s business.

      While Verso believes there is a significant growth opportunity in providing nextgen communications solutions to communications service providers, there can be no assurances that this technology will be widely accepted or that a viable market for Verso’s products will fully develop or be sustainable. If this market does not develop, or develops more slowly than expected, then Verso may not be able to sell its products in significant volume, or at all. Due to the intense competition in this market and the recent introduction of this technology, there can be no assurance that Verso will succeed in this evolving marketplace.

Intellectual property infringement claims against Verso, even without merit, could require Verso to enter into costly licenses or deprive Verso of the technology it needs.

      Verso’s industry is technology intensive. As the number of competitors in Verso’s target markets increases and the functionality of the products produced by such competitors further overlaps, third parties may claim that the technology Verso develops or licenses infringes their proprietary rights. Any claims against Verso or any of its subsidiaries may affect Verso’s business, results of operations and financial conditions. Any infringement claims, even those without merit, could require Verso to pay damages or settlement amounts or could require Verso to develop non-infringing technology or enter into costly royalty or licensing agreements to avoid service implementation delays. Any litigation or potential litigation could result in product delays, increased costs or both. In addition, the cost of litigation and the resulting distraction of Verso’s management resources could have a material adverse effect on Verso’s results of operations and financial condition. If successful, a claim of product infringement could deprive Verso of the technology it needs altogether.

Failure to protect Verso’s intellectual property rights could have a material adverse effect on Verso’s business.

      Verso’s success depends in part upon the protection of Verso’s proprietary application software and hardware products. Verso has taken steps that it believes are adequate to establish, protect and enforce its intellectual property rights. Verso cannot assure you that these efforts will be adequate. Despite Verso’s efforts to protect Verso’s proprietary rights, unauthorized parties may attempt to copy or otherwise obtain rights to use Verso’s products or technology.

      Verso has pending several patent applications related to Verso’s Voice over Internet Protocol (“VoIP”) product, system architecture for Internet telephone, interaction of VoIP calls and cellular networks, real time addition of devices to subscriber accounting, and system and method applications for electronic transaction settlement and dynamic changes error correction. There can be no assurance that these patents will be issued. Even if these patents are issued, the limited legal protection afforded by patent, trademark, trade secret and copyright laws may not be sufficient to protect Verso’s proprietary rights to the intellectual property covered by these patents.

      Furthermore, the laws of many foreign countries in which Verso does business do not protect intellectual property rights to the same extent or in the same manner as do the laws of the United States. Although Verso has implemented and will continue to implement protective measures in those countries, these efforts may also not be successful. Additionally, even if Verso’s domestic and international efforts are successful, Verso’s competitors may independently develop non-infringing technologies that are substantially similar or superior to Verso’s technologies.

If Verso’s products contain defects, then Verso’s sales are likely to suffer, and Verso may be exposed to legal claims.

      Verso’s business strategy calls for the development of new products and product enhancements which may from time to time contain defects or result in failures that Verso did not detect or anticipate when introducing such products or enhancements to the market. In addition, the markets in which Verso’s products are used are characterized by a wide variety of standard and non-standard configurations and by errors, failures and bugs in third-party platforms that can impede proper operation of Verso’s products. Despite product testing by Verso, defects may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. The occurrence of these defects could result in product returns, adverse publicity, loss of or delays in market acceptance of Verso’s products, delays or cessation of service to Verso’s customers or legal claims by customers against Verso.

      To the extent that contractual provisions that limit Verso’s exposure to legal claims are unenforceable or such claims are not covered by insurance, a successful products liability claim could have a material adverse effect on Verso’s business, results of operations and financial condition.

Verso may be obligated to indemnify customers who purchase or lease equipment from Verso against claims of patent infringement.

      In the course of Verso’s business, Verso may sell or lease certain equipment to its customers, and in connection with such sale or lease, may agree to indemnify these customers from claims made against them by third parties for patent infringement related to such equipment. If Verso is required to make any payments in respect of these indemnification obligations, then it could have a material adverse effect on its business, results of operations and financial condition.

Verso has incurred significant debt in connection with its acquisition of certain assets of Clarent Corporation in February 2003, and as a result, Verso is subject to risks associated with indebtedness.

      Verso funded the $9.8 million purchase price of the Clarent Asset Purchase using debt financing, $6.8 million of which will mature, and must be repaid with interest by Verso, in installments, the first of which was paid in May 2003 and which continue through February 13, 2004. In addition to incurring such additional principal indebtedness, Verso has incurred interest expense with respect to such indebtedness. As a result of such additional principal indebtedness and interest expense, Verso is subject to risks associated with indebtedness, including certain financial and other covenants required by Verso’s lender, and the risk that such additional principal indebtedness and interest expense could have an adverse effect on the market price of the Verso common stock and Verso’s ability to fund future growth.

The new softswitch and communication products which Verso intends to offer may not achieve acceptance in the marketplace.

      As a result of Verso’s acquisition of Clarent Corporation’s assets in the Clarent Asset Purchase, Verso is now able to offer products which it could not offer previously, including Class 5 softswitch products and satellite communication products. The markets for these products are relatively new, unpredictable and evolving rapidly. Lack of acceptance in the marketplace for these new products could have a material adverse effect Verso’s business, results of operations and financial condition.

Verso expects to conduct business in new geographic markets which will subject Verso and its business to new regulation and legislation and risks associated with foreign currency fluctuations.

      As a result of Verso’s acquisition of Clarent Corporation’s assets in the Clarent Asset Purchase, Verso has an operational presence in Canada which it did not have previously. Furthermore, although customers outside the United States and Canada have historically accounted for a large portion of Clarent Corporation’s revenues, Verso expects to conduct an even greater portion of its business in Europe than Clarent Corporation conducted. Consequently, Verso now has the additional responsibility of complying with the legislation and regulation in these new geographic markets. If Verso fails to comply with such regulation and legislation, then it could have a material adverse effect on its business, results of operations and financial condition. Additionally, increasing the amount of business that Verso conducts outside the United States increases its exposure to risks associated with foreign currency fluctuations, which risks could have a material adverse effect on the business, results of operations and financial condition of Verso.

Verso may become subject to certain patent infringement claims with respect to certain assets and technology Verso purchased from Clarent Corporation.

      Pursuant to the Clarent Asset Purchase, Verso purchased from Clarent Corporation certain assets and technology, including a certain product, a component of which has been the subject of certain patent infringement claims made against Clarent Corporation. If such patent infringement claims are made against Verso in the future, even if such claims do not have merit, then Verso could be required to pay damages or settlement amounts or could be required to develop non-infringing technology or enter into costly royalty or licensing agreements. Any litigation could result in increase product costs, service delays or both. If successful, a claim of product infringement could deprive Verso of the assets and technology related to this product.

Verso may be subject to litigation.

      Verso may be subject to claims involving how Verso conducts its business or the market for or issuance of the Verso common stock or other securities. Any such claims against Verso may affect its business, results of operations and financial conditions. Such claims, even those without merit, could require Verso to pay damages or settlement amounts and would require a substantial amount of time and attention from Verso’s senior management as well as considerable legal expenses. Although Verso does not anticipate that its activities would warrant such claims, there can be no assurances that such claims will not be made.

Risks Related to MCK Communications

MCK Communications’ business and stock price may suffer if MCK Communications does not complete the merger with Verso.

      If the merger with Verso is not completed, MCK Communications could be subject to a number of risks that may adversely affect its business and stock price, including:

•	day-to-day operations may be disrupted due to the substantial time and effort MCK Communications’ management must devote to seeking to complete the merger;

•	if the merger agreement is terminated under certain conditions, MCK Communications may be required to pay Verso a termination fee of $600,000 or Verso’s transaction expenses up to $600,000;

•	MCK Communications’ stock price would likely decline since it currently reflects a market assumption that the merger will be completed; and

•	MCK Communications must pay various costs related to the merger, such as its legal and accounting fees.

      The announcement of the planned merger with Verso, and related uncertainty concerning MCK Communications’ future, may make it more difficult for MCK Communications to enter into long-term relationships with distribution partners and other third parties, which could have an adverse effect on MCK Communications’ revenues.

      If the merger agreement is terminated and MCK Communications’ board of directors determines to seek another merger or business combination, MCK Communications may not be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by Verso pursuant to the merger.

MCK Communications is exposed to general economic and worldwide political conditions.

      As a result of unfavorable economic conditions, the effects of war and acts of terrorism, reduced capital spending by MCK Communications’ enterprise end-users, and the need of MCK Communications’ indirect channel partners to hold less inventory to satisfy customer demand, MCK Communications’ sales declined in its fiscal year ended April 30, 2003. This economic downturn has resulted in longer selling cycles for new equipment purchases. MCK Communications believes that its business and results of operations will be seriously harmed if current economic conditions do not improve. Specifically, as the rate at which MCK Communications’ customers order its products decreases, the more likely it is that current inventories will be exposed to technological obsolescence, thus requiring MCK Communications to reduce the value of that inventory on its balance sheet. Additionally, the slow down may impact MCK Communications’ customers’ ability to pay for products previously shipped which would require MCK Communications to write-off the associated receivables against earnings or take products back in return.

MCK Communications may be materially and adversely affected by continued reductions in spending on telecommunications infrastructure by its customers.

      A continued slowdown in capital spending by enterprises may affect MCK Communications’ revenues more than expected. Moreover, the significant slowdown in IT capital spending has created uncertainty as to market demand. As a result, revenues and operating results for a particular period can be difficult to predict. In addition, there can be no certainty as to the severity or duration of the current industry adjustment. As a result of the recent changes in industry and market conditions, many end-user customers have reduced their capital spending on telecommunications infrastructure. MCK Communications’ revenues and operating results have been and are expected to continue to be materially and adversely affected by the continued reductions in capital spending on telecommunications infrastructure by existing and potential customers.

MCK Communications derives almost all of its revenues from a small number of customers and MCK Communications’ revenues may decline significantly if any major customer cancels or delays a purchase of its products.

      MCK Communications has historically derived the majority of its revenues from a small number of customers, most of whom resell MCK Communications’ products to end-users. MCK Communications’ failure to generate as much revenue as expected from these customers or the failure of these customers to purchase MCK Communications’ products would seriously harm its business.

      None of MCK Communications’ customers are obligated to purchase additional products or services. Accordingly, present and future customers may terminate their purchasing arrangements with MCK Communications or significantly reduce or delay their orders. Any termination, change, reduction or delay in orders could seriously harm MCK Communications’ business, financial condition and results of operations. Accordingly, unless and until MCK Communications diversifies and expands its customer base, MCK Communications’ future success will significantly depend upon the timing and size of future purchases by its customers and, in particular:

•	market strategies of these customers;

•	the product requirements of these customers;

•	the financial and operational success of these customers; and

•	the success of the underlying products and services that MCK Communications’ products support.

      The loss of any one of MCK Communications major customers or the delay of significant orders from such customers, even if only temporary, could reduce or delay MCK Communications’ recognition of revenues, harm its reputation in the industry and reduce its ability to accurately predict cash flow, and, as a consequence, could seriously harm MCK Communications’ business, financial condition and results of operations.

MCK Communications’ inability to develop and maintain relationships with key private branch exchange (“PBX”) and key system (“KTS”) vendors would harm MCK Communications’ ability to sustain and grow its business.

      MCK Communications’ success depends to a significant degree upon its continued relationships with leading enterprise voice vendors like Alcatel, Avaya, Ericsson, Iwatsu, Infrontia (formerly known as Nitsuko), Nortel, NEC, Panasonic and Toshiba, among others, and their associated channel distribution partners. The systems sold by these vendors account for approximately three quarters of the U.S. market for voice equipment sales, and substantially all of MCK Communications’ revenues for the fiscal year ended April 30,

2003 were attributable to products which interoperate with enterprise voice systems offered by these vendors. Given that MCK Communications’ products interface with a broad range of switches, if MCK Communications has difficulty in implementing these interfaces on new products, it could delay growing new revenues. Furthermore, MCK Communications may not have access in the future to the switch-specific protocols for the major telephone systems marketed by those vendors, which access may be essential to ensure the continued interoperability of its products. Moreover, MCK Communications may not be able to develop products that interoperate with the voice systems offered by other vendors. Additionally, the standards for telephony equipment and data networks are evolving and MCK Communications’ products may not be compatible with any new technology standards that may emerge. If MCK Communications is unable to provide its customers with interoperable solutions, they may make purchases from vendors who provide the requisite product interoperability. This could seriously harm MCK Communications’ business, financial condition and results of operations.

      In addition, MCK Communications currently has varying distribution, marketing and development arrangements with the vendors noted above. There is no assurance that MCK Communications will continue to enjoy the support and cooperation that it has historically experienced from these parties or their associated distribution channels. Also, there is no certainty that these parties will continue to offer MCK Communications’ products in their sales portfolio. It is possible that these vendors may seek to offer broader product lines and solutions that are competitive with MCK Communications’ products. In addition, they may change their distribution models which could negatively impact MCK Communications’ revenues. Furthermore, MCK Communications must correctly anticipate the price, performance and functionality requirements of the PBX and KTS partners and MCK Communications must successfully develop products that meet Original Equipment Manufacturer (“OEM”) requirements and make these products available on a timely basis and in sufficient quantities in order to sustain and grow its business.

If MCK Communications fails to develop and expand its indirect distribution channels, then MCK Communications’ business could suffer.

      MCK Communications’ distribution strategy focuses primarily on strengthening its relationships with its distribution partners and developing and maintaining its relationships with PBX and KTS system vendors, value added resellers, distributors, and telecom resellers and nextgen service providers. If MCK Communications fails to develop and cultivate relationships with significant indirect distribution channels, or if these distribution channels are not successful in their sales efforts, its product sales may decrease and its operating results may suffer. MCK Communications’ indirect distribution channels also sell products that compete with its products, and none of MCK Communications’ strategic or reseller arrangements are exclusive. In addition, MCK Communications’ operating results will likely fluctuate significantly depending on the timing and amount of orders from its distribution partners. MCK Communications’ indirect distribution channels may not market its products effectively or may cease to devote the resources necessary to provide MCK Communications with effective sales, marketing and technical support.

      If there is consolidation in any of MCK Communications’ target markets or if a small number of vendors dominate any of these markets, then MCK Communications’ success will depend on its ability to establish and maintain relationships with the market leaders. If MCK Communications does not anticipate trends in any of its markets or fails to meet the requirements of PBX and KTS vendors, or if MCK Communications does not successfully establish and maintain relationships with them, then its business, financial condition and results of operations could be seriously harmed.

Because MCK Communications sells through indirect distribution channels, its visibility into end-user demand is limited.

      MCK Communications’ product distribution strategy is focused primarily on selling to indirect distribution channels rather than selling directly to end-users. MCK Communications does not typically have the primary relationship with the end-users who ultimately purchase products from its distribution partners. MCK Communications interfaces with its channel partners and relies on them for information. The information MCK Communications receives from its channel partners related to future demand for its products is limited.

While some channel partners provide MCK Communications with forecasts, pipelines and other key end-user account information, it is often not timely, can be incomplete and cannot always be relied upon for its accuracy. As a result, it is difficult for MCK Communications to clearly understand its sales pipeline and therefore its results may vary significantly from its internal targets. Furthermore, if MCK Communications’ partners change their purchasing criteria, buying habits and/or inventory policies it will have a significant impact on MCK Communications’ business results.

MCK Communications may not be able to sustain or grow its business.

      The business communications market is characterized by rapid technological advances, evolving industry standards, changes in end-user requirements, frequent new product introductions, intense competition and economic uncertainty. MCK Communications believes its future success will largely depend on its ability to anticipate or adapt to such changes and to offer, on a timely basis, products that meet customer demands in growing segments. MCK Communications’ customers could purchase competitive products from other suppliers if MCK Communications fails to produce technologically competitive products in a cost-effective manner or on a timely basis. MCK Communications’ business is differentiated by supporting a broad range of switch, device and network types. As new ones emerge, MCK Communications’ growth is dependent on supporting the new and previously existing switch, device and network types. These rapid technological advances make it difficult for MCK Communications’ product validation and test center to verify all possible environments and this may have a negative impact on MCK Communications’ customer support, product enhancements and new product development. This may cause MCK Communications to be unable to sustain or grow its business.

If MCK Communications’ products are not accepted by the market, then MCK Communications’ revenues will decrease.

      Market acceptance of MCK Communications’ products is critical to its future success. Factors that may affect the market acceptance of MCK Communications’ products include:

•	continued market acceptance of traditional PBX and KTS technology;

•	delayed market acceptance of nextgen switches and applications;

•	the performance, price and total cost of ownership of MCK Communications products;

•	the availability, functionality and price of competing products and technologies; and

•	the efforts and success of MCK Communications’ indirect distribution channels.

      Many of these factors are beyond MCK Communications’ control. MCK Communications may experience failure or delays in market acceptance of its products. Failure of MCK Communications’ existing or future products to maintain and achieve meaningful levels of market acceptance would reduce the amount of revenue MCK Communications receives from the sale of its products.

Because substantially all of MCK Communications’ revenues are derived from sales of a small number of products, MCK Communications’ future operating results will be dependent on sales of these products.

      MCK Communications currently derives the majority of its revenues from its product family of distributed voice equipment, and MCK Communications expects that this concentration will continue in the foreseeable future. The market may not continue to demand MCK Communications’ products, and MCK Communications may not be successful in marketing any new or enhanced products. Any reduction in the demand for MCK Communications’ products or its failure to successfully develop or market new or enhanced products could reduce the amount of revenue MCK Communications receives from the sale of its products. In addition, MCK Communications expects its single-user products, multi-user products, and its recently announced family of gateway products will account for a substantial portion of its revenues in the foreseeable future. Factors that could affect sales of MCK Communications’ products include:

•	the demand for distributed voice solutions;

•	the successful development, introduction and market acceptance of new and enhanced products that address customer requirements;

•	product introductions or announcements by MCK Communications’ competitors;

•	solution or price competition in MCK Communications’ industry;

•	technological change and customer acceptance; and

•	distribution changes, business operation changes or changes in customer relationships.

Intense competition in the market for Enterprise Voice Solutions could prevent MCK Communications from increasing or sustaining revenue and prevent MCK Communications from achieving or sustaining profitability.

      The market for enterprise voice solutions is highly competitive. MCK Communications’ inability to compete effectively in this market would materially adversely affect its revenues and future profitability. Many of MCK Communications’ current and potential competitors have significantly greater sales and marketing, technical, manufacturing, financial and other resources, more established distribution channels and stronger relationships. For instance, Nortel Networks, Avaya and, more recently, Intel have released products which compete directly with MCK Communications’ products. KTS vendors have announced network implementations. Traditional and non-traditional vendors are offering Internet Protocol (“IP”) or wireless based systems which are displacing legacy environments. Moreover, MCK Communications’ competitors may foresee the course of market developments more accurately than MCK Communications does and could in the future develop new technologies that compete with its products or even render its products obsolete. Realizing and maintaining technological advantages over MCK Communications’ competitors will require a continued high level of investment in research and development, sales and marketing and customer support and may result in charges, write-offs, etc. as MCK Communications transitions its product line and offers products to address the needs of hybrid, converged and nextgen equipment manufacturers. Due to the opportunities in and the rapidly evolving nature of the market in which MCK Communications competes, additional competitors with significant market presence and financial resources, including large communications equipment manufacturers, may enter its market, thereby further intensifying competition. MCK Communications may not have sufficient resources to continue to make the investments or achieve the technological advances necessary to compete successfully with existing competitors or new competitors.

      Increased competition is likely to result in price reductions, reduced gross margins, longer sales cycles and loss of market share, any of which would seriously harm MCK Communications’ business and results of operations. MCK Communications may not be able to compete successfully against current or future competitors and these competitive pressures may seriously harm its business.

MCK Communications’ ability to further reduce costs is limited by its ongoing need to invest in research and development.

      MCK Communications’ industry is characterized by the need for continued investment in research and development. If MCK Communications fails to invest sufficiently in research and development, MCK Communications’ products could become less attractive to potential customers, and its business and financial condition could be materially adversely affected. As a result of MCK Communications’ need to maintain or increase its spending levels in this area and the difficulty in reducing costs associated with research and development, MCK Communications’ operating results could be materially harmed if its net sales fall below expectations. In addition, as a result of the need for research and development and technological innovation, MCK Communications’ operating costs may increase in the future.

Future consolidation in the communications equipment industry may increase competition that could harm MCK Communications’ business.

      The markets in which MCK Communications competes are characterized by increasing consolidation both within the communications sector and by companies combining or acquiring communications assets. This consolidation creates uncertainty as to the nature of MCK Communications’ future competition. For instance, a relatively small competitor that is acquired by a large telecommunications company would likely have access to greater resources than MCK Communications and would accordingly be a greater competitive threat. MCK Communications may not be able to compete successfully in an increasingly consolidated industry. Increased competition and consolidation in MCK Communications’ industry could require that MCK Communications reduces the prices of its products and may result in a loss of market share, which would materially adversely affect its business, financial condition and results of operations. Additionally, because MCK Communications is now, and may in the future be, dependent on strategic relationships with third parties in its industry, such as PBX and KTS vendors, and large distributors, any consolidation involving these parties could reduce the demand for MCK Communications’ products and otherwise harm its business prospects.

MCK Communications’ dependence on an independent manufacturer and suppliers could result in product delivery delays.

      MCK Communications currently uses an independent manufacturer, OEM Worldwide, to manufacture all of its products. MCK Communications’ reliance on an independent manufacturer involves a number of risks, including the absence of adequate capacity, the unavailability of or interruptions in access to necessary manufacturing processes and reduced control over delivery schedules. If MCK Communications’ manufacturer is unable or unwilling to continue manufacturing its products and components in required volumes, MCK Communications will have to identify an acceptable alternative manufacturer, which could take in excess of three months. Furthermore, the use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to MCK Communications’ specifications. Further, the introduction of a new manufacturer may increase the variance in the quality of MCK Communications products. In addition, MCK Communications relies upon third-party suppliers of specialty components and intellectual property used in its products. It is possible that a component needed to complete the manufacture of MCK Communications’ products may not be available at acceptable prices or on a timely basis, if at all. For example, the demand for flash memory chips may be strong and lead to shortages for these components of MCK Communications’ products. Inadequate supplies of components, or the loss of intellectual property rights, could affect MCK Communications’ ability to deliver products to its customers. Any significant interruption in the supply of MCK Communications’ products would result in the reduction of product sales to customers, which in turn could permanently harm MCK Communications’ reputation in the industry.

If anything unexpected were to happen to damage the equipment in MCK Communications’ validation laboratory, then MCK Communications’ ability to develop and test its products would be restricted.

      MCK Communications currently has a state of the art validation laboratory and test center in its Calgary facility in which it conducts product testing and system interoperability testing. If the equipment in the validation laboratory were damaged due to a natural disaster or other events it would take time to recreate MCK Communications’ unique laboratory environment and this would have a negative impact on MCK Communications’ customer support, product enhancements and new product development.

MCK Communications’ ability to sustain or grow its business may be harmed if MCK Communications is unable to provide adequate customer support.

      MCK Communications’ ability to continue to grow and to retain current and future customers depends in part upon the quality of its customer support operations. MCK Communications has entered into an arrangement with a third-party customer support firm to provide some of its customer support functions. Failure to offer adequate customer support, either directly or through third parties, or failure to properly integrate third-party services into MCK Communications’ customer support framework could materially and adversely affect MCK Communications’ reputation and cause demand for its products to decline.

Sales to customers based outside the United States have historically accounted for a significant portion of MCK Communications’ revenues, which exposes MCK Communications to risks inherent in international operations.

      International sales represented 12% of MCK Communications’ revenues for the fiscal year ended April 30, 2003, and 20% of MCK Communications’ revenues for the fiscal year ended April 30, 2002. While MCK Communications expects sales to international markets to increase as a percentage of revenues in the future, international sales are subject to a number of risks, including:

•	changes in foreign government regulations laws, and communications standards;

•	export license requirements;

•	currency fluctuations, tariffs and taxes;

•	other trade barriers;

•	difficulty in collecting accounts receivable;

•	longer accounts receivable collection cycles;

•	difficulty in managing across disparate geographic areas;

•	difficulties in hiring qualified local personnel;

•	difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

•	expenses associated with localizing products for foreign markets; and

•	political and economic instability, including disruptions of cash flow and normal business operations that may result from terrorist attacks or armed conflict.

      If the relative value of the U.S. dollar in comparison to the currency of MCK Communications’ foreign customers should increase, the resulting effective price increase of MCK Communications’ products to these foreign customers could result in decreased sales. In addition, to the extent that general economic downturns impact MCK Communications’ customers, the ability of these customers to purchase MCK Communications’ products could be adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. The foreign markets for MCK Communications’ products may develop more slowly than currently anticipated. Also, MCK Communications’ ability to expand the sale of its products internationally is limited by the necessity of obtaining regulatory approval in new countries. MCK Communications anticipates that its non-Canadian, foreign sales will generally be invoiced in U.S. dollars, and does not currently plan to engage in foreign currency hedging transactions. As MCK Communications expands its international operations, however, it may allow payment in foreign currencies, and exposure to losses in foreign currency transactions may increase. MCK Communications may choose to limit any currency exposure through the purchase of forward foreign exchange contracts or other hedging strategies. MCK Communications’ future currency hedging strategies may not be successful.

MCK Communications’ limited ability to protect its intellectual property may adversely affect its ability to compete.

      MCK Communications’ success and ability to compete is dependent in part upon its proprietary technology. Any infringement of MCK Communications’ proprietary rights could result in significant litigation costs, and any failure to adequately protect its proprietary rights could result in MCK Communications’ competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. MCK Communications relies on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, as well as confidentiality agreements and licensing arrangements, to establish and protect its proprietary rights. MCK Communications presently has one issued patent relating to technology used in its MobileConneX products. Despite MCK Communications’ efforts to protect its proprietary rights, existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. MCK Communications expects that the use of its intellectual property will become more difficult to monitor if MCK Communications increases its international presence. Attempts may be made to copy or reverse engineer aspects of MCK Communications’ products or to obtain and use information that MCK Communications regards as proprietary. Accordingly, MCK Communications may not be able to protect its proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of MCK Communications’ products is difficult. Some of MCK Communications’ contractual arrangements provide third parties with access to its source code and other intellectual property upon the occurrence of specified events. Such access could enable these third parties to use MCK Communications’ intellectual property and source MCK Communications’ performance and ability to compete. Litigation may be necessary in the future to enforce MCK Communications’ intellectual property rights, to protect MCK Communications’ trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of resources, could seriously harm MCK Communications’ future operating results, and may not prove successful.

Claims alleging infringement of a third party’s intellectual property could result in significant expense to MCK Communications and result in MCK Communications’ loss of significant rights.

      The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. From time to time, third parties may assert patent, copyright, trademark, trade secret and other intellectual property rights to technologies that are important to MCK Communications’ business, and this risk may increase as the number of entrants in MCK Communications’ market increases and the functionality of MCK Communications’ products is enhanced and overlaps with the products of other companies. Any claims against MCK Communications or any purchaser or user of MCK Communications’ products asserting that MCK Communications’ products infringe or may infringe proprietary rights of third parties, if determined adversely to MCK Communications, could have a material adverse effect on MCK Communications’ business, financial condition or results of operations. Any claims, with or without merit, could be time consuming, result in costly litigation, divert the efforts of MCK Communications’ technical and management personnel, cause product shipment delays, disrupt MCK Communications’ relationships with its customers or require MCK Communications to enter into royalty or licensing agreements, any of which could have a material adverse effect upon MCK Communications’ operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to MCK Communications, if at all. Legal action claiming patent infringement may be commenced against MCK Communications and MCK Communications may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. In the event a claim against MCK Communications is successful and MCK Communications cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign its products to avoid infringement, MCK Communications’ business, financial condition and results of operations would be materially adversely affected.

      In addition, because much of the ability of MCK Communications’ products to interoperate with the protocols of the various PBX vendors is based upon MCK Communications’ prior development work and/or agreements with those vendors, it is possible that those vendors may assert that MCK Communications’ products infringe their trade secrets or other intellectual property rights. Such claims may also be precipitated by the declining product sales being experienced by all of the major PBX vendors and the trend toward more open, interoperable solutions that do not favor switch-specific offerings. MCK Communications has and would in the future defend against any such claims vigorously.

If MCK Communications’ products contain defects, then MCK Communications may be subject to significant liability claims from its customers and the end-users of its products and incur significant unexpected expenses and lost sales.

      MCK Communications’ products have in the past contained, and may in the future contain, undetected or unresolved errors when first introduced or as new versions are released. Despite extensive testing, errors, defects or failures may be found in MCK Communications’ current or future products or enhancements after commencement of commercial shipments. If this happens, MCK Communications may experience delay in or loss of market acceptance and sales, certain product returns, diversion of development resources to alleviate such problems, injury to MCK Communications’ reputation or increased service and warranty costs, any of which could seriously harm MCK Communications’ business, financial condition and results of operations. Moreover, because MCK Communications’ products are designed to be deployed within business critical communications networks, MCK Communications may receive significant liability claims. MCK Communications’ agreements with customers typically contain provisions intended to limit its exposure to liability claims. These limitations may not, however, preclude all potential claims resulting from a defect in one of MCK Communications’ products. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in MCK Communications’ license agreements.

      Although MCK Communications maintains product liability insurance covering damages arising from the implementation and use of its products, the terms of its insurance limit the amount and types of damages that are covered and MCK Communications does not guarantee that coverage under insurance policies will be adequate to cover product liability claims. Liability claims could require MCK Communications to spend significant time and money in litigation or to pay significant damages. As a result, any such claims, whether or not successful, could seriously damage MCK Communications’ reputation and its business.

The adverse resolution of litigation against MCK Communications could negatively impact its business.

      MCK Communications is currently a defendant in a class action lawsuit initiated on behalf of holders of MCK Communications’ common shares, which seeks damages of material and indeterminate amounts, and other lawsuits in the normal course of business. MCK Communications is and may in the future be subject to other litigation arising in the normal course of its business. Litigation may be time consuming, expensive, and distracting from the conduct of business, and the outcome of litigation is difficult to predict. The adverse resolution of any specific lawsuit could have a material adverse effect on MCK Communications’ business, results of operations, and financial condition. In addition, product liability insurance could become more expensive and difficult to maintain and may not be available in the future on commercially reasonable terms or at all. The amount and scope of any insurance coverage may be inadequate if a product liability claim is successfully asserted against MCK Communications.

MCK Communications may have difficulty identifying the source of the problem when there is a problem in a network which may adversely affect the market acceptance of its products.

      MCK Communications’ products must successfully integrate with products from other vendors, such as circuit switched and IP PBXs, application servers, telephony sets and private and public networks. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by MCK Communications’ products or another vendor’s products, may result in the delay or loss of market acceptance of MCK Communications’ products and any necessary revisions may force MCK Communications to incur significant expenses. The occurrence of some of these types of problems may seriously harm MCK Communications’ business, financial condition and results of operations.

If MCK Communications loses key personnel, then MCK Communications may not be able to successfully operate its business.

      MCK Communications’ success depends, to a significant degree, upon the continued contributions of its senior sales, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. Within the last year MCK Communications has experienced significant changes to the management team, including the appointment of a new acting chief executive officer and a new principal financial officer. The Senior Management team has been reduced by 50%. The loss of the services of any key personnel, particularly senior leadership, sales management and key engineers, could seriously harm MCK Communications’ business, financial condition and results of operations, including MCK Communications’ success in selling its recently introduced products and planned new products.

If MCK Communications is unable to retain and hire additional qualified personnel as necessary, then MCK Communications may not be able to successfully achieve its objectives.

      MCK Communications may not be able to attract and retain the necessary personnel to accomplish its business objectives and MCK Communications may experience constraints that will adversely affect its ability to satisfy customer demand in a timely fashion or to support its customers and operations. MCK Communications has at times experienced, and continues to experience, difficulty in recruiting qualified personnel. Recruiting qualified personnel is an intensely competitive and time-consuming process. New sales personnel and engineering personnel will require training and take time to achieve full productivity. In addition, the design and installation of telephony solutions can be complex. Accordingly, MCK Communications needs highly trained customer service and support personnel. MCK Communications cannot be certain that it will successfully attract and retain additional qualified personnel.

Control by existing stockholders may limit the ability of MCK Communications stockholders to influence the outcome of director elections and other matters requiring stockholder approval, including the approval of the merger.

      A significant percentage of the outstanding shares of MCK Communications’ common stock is held by a subset of former MCK Communications’ directors and their associated entities. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by MCK Communications stockholders, including the election of directors and the approval of the merger or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing the merger or another change in MCK Communications’ control, which in turn could prevent MCK Communications stockholders from realizing a premium over the market prices for their shares of common stock.

Provisions of Delaware law and of MCK Communications’ charter and by laws may make a takeover more difficult.

      Provisions in MCK Communications’ certificate of incorporation and by laws and in Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by MCK Communications’ directors and management. Public shareholders who might desire to participate in such a transaction may not have an opportunity to do so, and the ability of public shareholders to change MCK Communications’ management could be substantially impeded by these anti-takeover provisions. For example, MCK Communications has a staggered board of directors and the right under MCK Communications’ charter documents to issue preferred stock without further stockholder approval, which provisions could adversely effect the holders of MCK Communications common stock.

FORWARD-LOOKING STATEMENTS

      This proxy statement/ prospectus, including the sections titled “Summary,” “Risk Factors,” “The Merger — Reasons for the Merger,” “The Merger — Recommendations of the MCK Communications’ Board of Directors” and other sections, contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

•	our ability to fund future growth;

•	our ability to become profitable;

•	the volatility of the price of the Verso common stock;

•	the historically low price of the Verso common stock;

•	the historically low trading volume of the Verso common stock;

•	the market demand and market acceptance for our products;

•	our ability to protect our intellectual property rights;

•	Verso’s current level of indebtedness;

•	new regulation and legislation;

•	trends for the continued growth of the businesses of Verso and MCK Communications;

•	our ability to successfully market existing products and services and develop and market new products and services;

•	our ability to integrate our businesses and any businesses acquired by us through subsequent mergers and acquisitions;

•	our ability to expand our market for existing products and services;

•	the effects of our accounting policies and general changes in accounting principles generally accepted in the United States of America;

•	general economic and business conditions of the telecommunications market; and

•	other risks and uncertainties included in the section of this document titled “Risk Factors” beginning on page 19.

MCK COMMUNICATIONS SPECIAL MEETING

Meeting Date

      The MCK Communications special meeting will be held on September 26, 2003, at the offices of McDermott, Will & Emery located at 28 State Street, Boston, Massachusetts 02109 at 10:00 a.m. local time.

Record Date

      You can vote at the MCK Communications special meeting if you owned MCK Communications common stock at the close of business on August 14, 2003. At the close of business on August 14, 2003, MCK Communications had outstanding and entitled to vote 20,678,682 shares of common stock.

Matters To Be Considered

      At the MCK Communications special meeting, the MCK Communications stockholders will be asked to approve a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 21, 2003, by and among Verso Technologies, Inc., Mickey Acquiring Sub, Inc., a wholly-owned subsidiary of Verso, and MCK Communications, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 21, 2003, and the Second Amendment to Agreement and Plan of Merger, dated as of June 13, 2003, and to approve the merger contemplated therein.

Vote Required

      The proposal to approve the adoption of the merger agreement and to approve the merger requires the approval of MCK Communications stockholders owning at least a majority of the shares of MCK Communications common stock outstanding on the record date. Abstentions and broker non-votes will have the same effect as votes against approval of the adoption of the merger agreement and approval of the merger. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

Proxies

      The enclosed proxy card provides a means for a stockholder to vote upon all the matters listed in the accompanying Notice of Special Meeting and described in this proxy statement/ prospectus. When the enclosed proxy is properly signed and returned, the shares which it represents will be voted at the special meeting in accordance with the instructions noted thereon. In the absence of such instructions, the shares represented by a signed proxy will be voted FOR approval of the adoption of the merger agreement and approval of the merger. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the special meeting, including the right to vote for any adjournment or postponement thereof proposed by the MCK Communications’ board of directors.

      You can revoke your proxy before it is voted ether by sending to MCK Communications a revocation notice or a new proxy or by attending the MCK Communications special meeting and voting in person. You will not revoke your proxy simply by attending the MCK Communications special meeting.

Stock Ownership of Management

      As of the close of business on the MCK Communications record date, directors and executive officers of MCK Communications and their respective affiliates beneficially owned an aggregate of 182,082 shares of MCK Communications common stock representing approximately 1% of the outstanding voting power. Each of the directors and executive officers of MCK Communications has indicated that such person intends to vote or direct the vote of all the shares of MCK Communications common stock over which such person has voting control in favor of the approval and adoption of the merger agreement and the approval of the merger.

Quorum

      The holders of a majority of the total shares of common stock outstanding on the record date, whether present at the special meeting in person or by proxy, will constitute a quorum for the transaction of business at the special meeting. The shares held by each stockholder who signs and returns the enclosed proxy will be counted for the purposes of determining the presence of a quorum at the meeting. Abstentions and broker non-votes will be counted toward fulfillment of quorum requirements.

Solicitation of Proxies

      Proxies are being solicited on behalf of MCK Communications’ board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by MCK Communications’ directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. In addition, MCK Communications has engaged D.F. King & Co., Inc. to assist in distributing proxy materials and contacting record and beneficial owners of MCK Communications common stock. MCK Communications has agreed to pay D.F. King & Co., Inc. approximately $5,000 plus out-of-pocket expenses for its services to be rendered on MCK Communications’ behalf. MCK Communications’ directors, officers and employees will not be additionally compensated for their solicitation but may be reimbursed for their out-of-pocket expenses.

Other Matters

      MCK Communications’ management knows of no matters which will be presented for consideration at the MCK Communications special meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the special meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decision to adjourn the meeting.

      MCK Communications stockholders are requested to complete, date and sign the accompanying form of proxy and return it promptly to MCK Communications in the enclosed postage-paid envelope. MCK Communications stockholders should not forward stock certificates with their proxy cards.

Appraisal Rights

      MCK Communications stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock under applicable provisions of Delaware law. In order to perfect appraisal rights, stockholders must give written demand for appraisal of their shares before the taking of the vote to approve and adopt the merger agreement and to approve the merger at the special meeting and must not vote in favor of the merger agreement and the merger. A copy of the applicable Delaware statutory provisions is included as Appendix D to the this proxy statement/ prospectus, and a summary of these provisions can be found under the section of this document titled “The Merger — Appraisal Rights” beginning on page 60.

Submission Of Stockholder Proposals For 2003 Annual Meeting

      MCK Communications has not scheduled a 2003 annual meeting of its stockholders due to the pending merger with Verso. If and when MCK Communications schedules the next annual meeting, stockholder proposals must be received by MCK Communications within a reasonable period of time before MCK Communications begins to print and mail its proxy materials for the 2003 annual meeting. MCK Communications by-laws provide that any stockholder of record wishing to have a stockholder proposal considered at an annual meeting must provide timely written notice of such proposal and appropriate supporting documentation, as set forth in the by-laws, to the Secretary of MCK Communications at its principal executive office not less than 90 days or more than 120 days prior to the first anniversary of the date of the proceeding year’s annual meeting. In the event, however, that the annual meeting is scheduled to be held more than thirty days before such anniversary date or more than sixty days after such anniversary date, notice must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the later of (i) the 10th day after the date of public disclosure of the date of such meeting or (ii) the 90th day prior to the scheduled date of such meeting. Any such proposal should be mailed to: Secretary, MCK Communications, Inc., 117 Kendrick Street, Needham, MA 02494-0708.

THE MERGER

      The discussion below sets forth the material information concerning the merger and the merger agreement. A copy of the merger agreement and all amendments to the merger agreement are attached to this proxy statement/ prospectus as Appendices A, A-1 and A-2 and are incorporated herein by this reference. All stockholders are urged to read the merger agreement in its entirety.

Overview

      We are furnishing this proxy statement/ prospectus to MCK Communications stockholders in connection with the solicitation of proxies for use at the MCK Communications special meeting.

      At the MCK Communications special meeting, holders of MCK Communications common stock will be asked to vote on the merger proposal, including the approval and adoption of the merger agreement and approval of the merger.

      The merger will not be completed unless the MCK Communications stockholders approve the merger proposal, which includes the approval and adoption of the merger agreement and approval of the merger.

      The merger agreement provides that a wholly-owned subsidiary of Verso will be merged with and into MCK Communications. MCK Communications will be the surviving corporation in the merger and will become a wholly-owned subsidiary of Verso. In the merger, all the shares of MCK Communications common stock outstanding as of the effective time of the merger shall be exchanged for a total of 18,280,000 shares of Verso common stock, with each outstanding share of MCK Communications common stock converting into the right to receive its pro rata portion (based on all outstanding shares of MCK Communications common stock at the effective time of the merger) of the 18,280,000 shares of Verso common stock. See the section of this document titled “The Merger Agreement-Merger Consideration” beginning on page 67.

Background of the Merger

      The provisions of the merger agreement are a result of arm’s length negotiations conducted among various representatives of Verso and MCK Communications and their respective legal and financial advisors. The following is a summary of the meetings, negotiations and discussions between the parties that preceded the execution of the merger agreement.

      In May of 2002, MCK Communications’ board of directors met to discuss a range of strategic alternatives for MCK Communications, including the possible sale of MCK Communications, and authorized MCK Communications’ management to commence discussions with investment banking firms to assess the potential for finding strategic partners and for possible engagement to assist MCK Communications in evaluating the strategic alternatives available to it.

      On October 18, 2002, MCK Communications’ board of directors authorized the engagement of Raymond James & Associates, Inc. to act as MCK Communications’ exclusive financial advisor in evaluating a range of strategic alternatives. Initially, Raymond James & Associates, Inc. was asked to assist MCK Communications in evaluating various strategic alternatives, including the potential for a business combination transaction. Following that evaluation, MCK Communications’ management and Raymond James & Associates, Inc. began the process of identifying potential merger partners and preparing materials describing MCK Communications’ business.

      Throughout January and February 2003, Raymond James & Associates, Inc. solicited indications of interest from potential merger partners for a possible business combination with MCK Communications. Raymond James & Associates, Inc. contacted 56 companies and distributed financial and operating information relating to MCK Communications to 17 interested parties, including Verso, all of which had previously executed non-disclosure agreements. Verso received MCK Communications’ financial and operating information on or about February 3, 2003.

      Between February 5, 2003 and March 31, 2003, MCK Communications’ management met, either in person or telephonically, with eight of the interested companies and provided further information to enable these companies to finalize their evaluations of MCK Communications. Thomas M. Nolette, MCK Communications’ acting Chief Executive Officer, along with Patrick Curley, MCK Communications’ Vice President of Product and Business Development, and Ann Doyle, MCK Communications’ Vice President of Sales and Marketing, represented MCK Communications at many of these meetings. The members of MCK Communications’ board of directors were kept informed of the status of these meetings and the process of identifying potential merger partners through both informal telephone conversations and a formal board meeting held on February 4, 2003. Representatives of Raymond James & Associates, Inc. participated in the meeting of MCK Communications’ board of directors.

      Five of the interested companies were offered access to a special “data room” set up by MCK Communications, had the opportunity to meet with management of MCK Communications and were able to visit MCK Communications’ principal facilities. Each of these interested companies was asked to submit its best and highest offer, including the price per share, proposed transaction structure and sources of funds. Each of the interested parties also received a draft merger agreement and was instructed to submit its comments to the agreement with the written offer.

      On February 5, 2003, Steven A. Odom, Verso’s Chairman of the Board and Chief Executive Officer, and Ian Gaffner, Verso’s Vice President of Engineering, met with MCK Communications’ representatives in Needham, Massachusetts to preliminarily discuss potential synergies between Verso and MCK Communications. Representatives of Verso extensively briefed senior management of MCK Communications and the representatives of Raymond James & Associates, Inc. on Verso’s business, including its organizational history, historic and target customers, historic and planned product offerings, recent acquisitions, potential acquisitions and financial projections.

      On February 25, 2003, Verso submitted an initial indication of interest to representatives of Raymond James & Associates, Inc., outlining Verso’s intent to continue in the selection process of a strategic partner for MCK Communications.

      On March 5, 2003, Mr. Odom and Juliet M. Reising, Verso’s Executive Vice President and Chief Financial Officer, made a presentation to members of MCK Communications’ management team, and representatives of Raymond James & Associates, Inc. in Needham, Massachusetts. The presentation included a discussion of Verso’s management team’s strategy for Verso’s business, specifically its intention to acquire technology which Verso could leverage based on its current core competencies. The group then discussed the potential synergies between Verso and MCK Communications.

      On March 17, 2003, representatives of Verso, including Ms. Reising and Jennifer Pepper, Verso’s Director of Investor Relations, as well as a representative of Rogers & Hardin LLP, counsel to Verso, met with a representative of Raymond James & Associates, Inc. in the Boston office of McDermott, Will & Emery, counsel to MCK Communications, to inspect and review MCK Communications’ records and documents, including financial information, competitive analysis, human resource data and product and inventory analyses. This was the “data room” review.

      On March 21, 2003, representatives of MCK Communications discussed by conference call with Denise R. Grey, Verso’s Chief Marketing Officer, and James M. Logsdon, Verso’s President and Chief Operating Officer, the further potential synergies between Verso and MCK Communications, particularly in the areas of distribution and products.

      On March 26, 2003, Messrs. Odom and Logsdon visited MCK Communications’ office in Calgary, Canada to meet with Mr. Curley and the key Product Development Managers of MCK Communications. A representative of Raymond James & Associates, Inc. was also present at the meeting. Other than Mr. Curley, none of the MCK Communications employees in Calgary was aware of the purpose of the visit. Mr. Curley shared information with representatives of Verso about engineering processes and product development and potential synergies were further discussed.

      On March 28, 2003, Verso submitted an offer to MCK Communications for a business combination between the two companies. The offer provided that Verso would acquire MCK Communications in a merger transaction for aggregate merger consideration of $14.5 million plus or minus the amount by which MCK

Communications’ adjusted working capital (working capital less cash, cash equivalents and marketable securities and excluding certain liabilities) at the effective time of the merger differs from its adjusted working capital as of January 31, 2003. The offer outlined as a condition to the closing of the merger that MCK Communications have at least $9.0 million of unrestricted cash and at least $2.0 million of restricted cash available at the effective time of the merger.

      On March 31, 2003, Verso provided to MCK Communications supplemental information to its offer which summarized reserve amount components and clarified certain language related to claims. In the letter setting forth the supplemental information, Verso offered aggregate merger consideration of $15.0 million less 25% of the amount of MCK Communications’ restricted cash at the effective time of the merger, up to $2.0 million. The supplemental information outlined as a condition to closing that MCK Communications’ adjusted working capital at the effective time of the merger be no less than $200,000 less than its adjusted working capital as of January 31, 2003, and that MCK Communications’ unrestricted cash and restricted cash total at least $11.0 million at the effective time of the merger, with the restricted cash representing no more than $2.0 million of such amount.

      On April 4, 2003, Messrs. Odom and Logsdon and Ms. Reising made a presentation in Needham, Massachusetts to the MCK Communications’ management team, a special committee of MCK Communications’ board of directors constituted to consider potential business combination partners and Raymond James & Associates, Inc. The presentation included a discussion of the Verso’s management team’s strategy for Verso’s business, specifically Verso’s intention to acquire technology which Verso could leverage based on its current core competencies. The group then discussed the potential synergies between the two companies and how MCK Communications could fit into the future of Verso.

      On April 15, 2003, Messrs. Nolette and Curley and Terry Violette, Neil Rossen and Diana McKearney, representatives of MCK Communications, along with representatives of Raymond James & Associates, Inc., performed due diligence at Verso’s Atlanta, Georgia facility regarding Verso’s financial information and operations. Verso provided details about its financial information, operations and administrative processes.

      From April 14, 2003 to April 16, 2003, legal and financial advisors to Verso and MCK Communications participated in numerous conference calls to discuss, negotiate and finalize the terms of a definitive merger agreement and related documents.

      On April 16, 2003, Verso engaged Pacific Growth Equities, Inc. to act as Verso’s financial advisor. On April 17, 2003, Verso also contacted representatives of Raymond James & Associates, Inc. and indicated that an increase in the share price of Verso common stock during the preceding two weeks required them to renegotiate the structure of the consideration being offered to MCK Communications stockholders in the transaction. Verso proposed that the amount of unrestricted cash required to be held by MCK Communications at the effective time of the merger be reduced and that the number of shares of Verso common stock be calculated using a twenty day weighted volume average instead of a straight twenty day average. The restructuring of the consideration would result in an increase in the cash dividend and a decrease in the shares of the Verso common stock to be received by MCK Communications stockholders in the transaction.

      On April 18, 2003, MCK Communications’ board of directors held a special meeting, which was attended by all the members of the board, to review the terms of the proposed business combination. Representatives of Raymond James & Associates, Inc. reviewed the financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed merger consideration and rendered their oral opinion that, as of April 18, 2003, and subject to the assumptions and limitations set forth therein, the merger consideration offered in the proposed business combination was fair to MCK Communications from a financial point of view. Representatives of McDermott, Will & Emery again reviewed with MCK Communications’ board of directors its legal and fiduciary duties in connection with the proposed business combination and discussed in detail the terms of the most recent draft of the merger agreement and related documents.

      After further deliberation, MCK Communications’ board of directors unanimously approved and declared advisable the merger agreement and approved the merger, the merger agreement, the transactions contemplated by the merger agreement and the related documents. MCK Communications’ board of directors unanimously resolved to call a special meeting of MCK Communications stockholders to adopt and approve the merger agreement and resolved to recommend that stockholders of MCK Communications vote in favor of the adoption and approval of the merger agreement and the approval of the merger.

      On April 18, 2003, Raymond James & Associates, Inc. delivered to MCK Communications its written opinion to the effect that, as of April 18, 2003, and subject to the assumption and limitation set forth therein, the merger consideration was fair to MCK Communications from a financial point of view.

      On April 20, 2003, Verso’s board of directors held a special telephonic meeting, in which all the members of Verso’s board of directors participated, to review the terms of the proposed business combination. Representatives of Pacific Growth Equities, Inc. reviewed with Verso’s board of directors the financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed merger consideration and rendered Pacific Growth Equities, Inc.’s oral opinion, followed by its subsequent written opinion, to the effect that, as of April 21, 2003, and subject to the assumptions and limitations set forth therein, the merger consideration offered in the proposed transaction was fair to Verso from a financial point of view. Representatives of Rogers & Hardin LLP again reviewed with Verso’s board of directors its legal and fiduciary duties in connection with the proposed business combination and discussed in detail the terms of the most recent draft of the merger agreement and related documents.

      After further deliberation, on April 21, 2003, Verso’s board of directors unanimously determined that the merger, merger agreement and related documents were advisable and fair to, and in the best interests of, Verso shareholders and approved the merger, the merger agreement, the transactions contemplated by the merger agreement and the related documents. Verso’s board of directors also authorized Verso’s executive officers to execute and deliver the merger agreement and to make such changes and additions to the merger agreement as the executive officers deem necessary or advisable. Verso’s board of directors unanimously resolved to call an annual meeting of Verso shareholders to approve the share issuance in the merger and to adopt and approve the merger agreement and the merger, and resolved to recommend that the Verso shareholders vote at the Verso annual meeting for the adoption and approval of the merger agreement and the approval of the merger.

      On April 21, 2003, based on the results of the meetings of the boards of directors of Verso and MCK Communications, Verso and MCK Communications executed and delivered the merger agreement and related documents. The merger agreement provided that Verso would acquire MCK Communications for an aggregate number of shares of Verso common stock equal to the sum of (i) $13.5 million less 25% of MCK Communications’ restricted cash at the effective time of the merger, up to $2.0 million, divided by (ii) $.6490, the weighted by volume arithmetic average of the closing price per share of the Verso common stock for a period of twenty consecutive trading days ending on and including April 15, 2003.

      Also on April 21, 2003, Verso and MCK Communications determined the amount of MCK Communications’ restricted cash would not fluctuate prior to the estimated effective time of the merger. Consequently, on April 21, 2003, Verso and MCK Communications executed and delivered the first amendment to the merger agreement whereby Verso and MCK Communications agreed that, for purposes of calculating the number of shares of Verso common stock constituting the merger consideration, MCK Communications’ restricted cash shall equal $2.0 million.

      On April 22, 2003, Verso and MCK Communications each issued press releases announcing that the two companies had signed a definitive merger agreement whereby Verso would acquire MCK Communications for 20,030,817 shares of Verso common stock and that MCK Communications would declare a cash dividend, estimated to be between $27 million and $29 million, to its stockholders of record immediately prior to the effective time of the merger. The amount of cash that MCK Communications was required to have at closing was $7.5 million.

      Following the execution of the merger agreement, representatives of Verso and MCK Communications discussed the significant increase in the price per share of the Verso common stock and its potential impact on the proposed merger. The matter was discussed by MCK Communications’ board of directors at its meeting held on May 29, 2003, although no action was voted upon at the meeting.

      On June 10, 2003, Verso formally proposed to amend the merger agreement to decrease the number of shares of Verso common stock to approximately 18.3 million shares and to decrease the amount of cash MCK Communications was required to have at closing to $7.0 million. This proposal was discussed by MCK Communications’ board of directors at a meeting held on June 13, 2003 and the board authorized management to proceed to negotiate an amendment to the merger agreement. Following negotiation between the parties, on June 13, 2003, Verso and MCK Communications executed and delivered the second amendment to the merger agreement whereby Verso and MCK Communications agreed to set the number of shares of Verso common stock to be issued in the merger at 18,280,000 and the amount of cash required to be held by MCK Communications at closing at $6,363,720.

      As a result of the revisions to the merger agreement effected by the second amendment, the number of shares of Verso common stock issuable in connection with the completion of the merger is less than 20% of the outstanding shares of Verso common stock as of June 13, 2003, the date the second amendment to the merger agreement was executed. Consequently, the approval and adoption of the merger agreement and the approval of the merger by Verso shareholders is not necessary to complete the merger.

      On June 16, 2003, Raymond James & Associates, Inc. delivered a revised fairness opinion to the MCK Communications’ board of directors stating that, subject to the assumptions and limitations set forth therein, the merger consideration offered in the revised proposed business combination was fair to MCK Communications from a financial point of view. MCK Communications’ board of directors approved and declared advisable the revised merger agreement and merger and the transactions contemplated thereby by a written consent dated June 16, 2003.

      On June 16, 2003, representatives of Pacific Growth Equities, Inc. reviewed with Verso’s chief financial officer their conclusions drawn from the financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed merger consideration, as modified by the second amendment to the merger agreement. Having noted that Pacific Growth Equities, Inc. performed all of the same analyses and considered all of the same factors in connection with the evaluation of the modified terms of the merger as it did in connection with the evaluation of the initial terms, Pacific Growth Equities, Inc. provided its oral bringdown to the effect that, as of June 16, 2003, and subject to the assumptions and limitations set forth in its written opinion dated April 21, 2003, the merger consideration offered in the proposed transaction, as modified by the June 13, 2003 amendment, was fair to Verso from a financial point of view. Pacific Growth Equities, Inc. noted, however, that the Comparable Merger and Acquisition Transactions — Premiums Paid Analysis, which was one of the analyses underlying its April 21, 2003 opinion, no longer had probative value because after the initial public announcement of the merger any premium element of the consideration to be paid by Verso was reflected in the market prices of the two companies.

      On June 16, 2003, by unanimous written consent, Verso’s board of directors approved the second amendment to the merger agreement and ratified the execution and delivery of the second amendment to the merger agreement by Verso’s executive officers, who had been authorized previously by Verso’s board of directors to make such additions and changes to the merger agreement as such officers deemed necessary or advisable.

      On June 17, 2003, Verso and MCK Communications issued a joint press release announcing that the two companies had revised the merger agreement to reflect that MCK Communications stockholders would be entitled to receive approximately 18.3 million shares of Verso common stock, reduced from approximately 20.0 million shares, and that MCK Communications would reduce the cash available at the completion of the merger from $7.5 million to approximately $6.4 million.

Reasons for the Merger

     Verso’s Reasons for the Merger

      Verso’s board of directors has determined that the terms of the merger and the merger agreement are in the best interests of Verso and its shareholders. Accordingly, Verso’s board of directors unanimously approved the merger agreement and the consummation of the merger. The decision by Verso’s board of directors was based on several potential benefits of the merger that Verso’s board of directors believes will contribute to the future success of the combined company, the most important of which included:

•	increased capital, which will improve Verso’s balance sheet potentially making the company more attractive to investors and customers, and providing enhanced flexibility to acquire additional proprietary products;

•	the synergy between the products, technology and markets of the companies, and the potential for the combination of MCK Communications’ application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to its shareholders;

•	the opportunity for Verso and MCK Communications to cross sell their product lines into the other company’s customer base;

•	MCK Communications’ expertise in providing technology that allows enterprises the ability to migrate to nextgen environments will allow Verso to bridge a gap in its current enterprise offerings to provide a complete nextgen solution from the enterprise to the network core;

•	the enhanced potential for earnings and revenue growth as a result of combining the two companies’ distribution channels and product lines;

•	the combined company’s potential to be a market leader in providing enhanced nextgen communications equipment, applications and services;

•	the presentation by Pacific Growth Equities, Inc. and its oral opinion on April 20, 2003 and its subsequent written opinion, that, as of April 21, 2003, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the aggregate merger consideration, was fair, from a financial point of view, to Verso;

•	the presentation by Pacific Growth Equities, Inc., on June 16, 2003, of an oral bringdown to Verso’s chief executive officer, that, as of June 16, 2003, the merger consideration, as modified by the second amendment to the merger agreement, was fair, from a financial point of view, to Verso which was subsequently conveyed to the board of directors; and

•	potential cost savings through the consolidation of facilities and elimination of duplicative costs.

     MCK Communications’ Reasons for the Merger

      MCK Communications’ board of directors has determined that the terms of the merger and the merger agreement are in the best interests of MCK Communications and its stockholders. Accordingly, MCK Communications’ board of directors unanimously approved the merger agreement and the consummation of the merger. In reaching its decision, MCK Communications’ board of directors identified several potential benefits of the merger, the most important of which included:

•	the synergy between the products, technology and markets of the companies, and the potential for the combination of MCK Communications’ application technology and Verso’s customer base and strategic direction to create significant benefits and long-term value to shareholders;

•	the combined company’s potential to be a market leader in providing enhanced nextgen communications equipment, applications and services;

•	the presentation by Raymond James & Associates, Inc. on April 18, 2003, and its oral opinion as of April 18, 2003, which was confirmed in a written opinion dated April 18, 2003, that, as of the date of such opinion, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the aggregate merger consideration, together with the cash dividend, was fair, from a financial point of view, to the holders of MCK Communications common stock;

•	the presentation by Raymond James & Associates, Inc. on June 16, 2003 and its oral opinion as of June 16, 2003, which was confirmed in a written opinion dated June 16, 2003, that, as of the date of such opinion, and based on and subject to the matters, assumptions and limitations set forth in that opinion, the revised aggregate merger consideration together with the cash dividend, was fair, from a financial point of view, to the holders of MCK Communications common stock;

•	the original merger consideration would have resulted in the receipt of approximately $2.10 – $2.20 of value per share to each MCK Communications stockholder, which amount would have consisted of an estimated dividend of $1.25 – $1.35 in cash per share, and approximately $0.85 per share in value of Verso common stock as of April 21, 2003, which represented a premium of 46% – 53% as compared to the closing price of a share of MCK Communications common stock on April 21, 2003, the last trading day before the merger was publicly announced;

•	the revised merger consideration results in the receipt of approximately $2.56 – $2.66 of value per share to each MCK Communications stockholder, which amount consists of an estimated per share cash dividend payable to each MCK Communications stockholder to $1.30 – $1.40 and per share stock consideration to be received by each MCK Communications stockholder of approximately $1.26 per share in value of Verso common stock as of June 16, 2003, the last full trading day before the second amendment to the merger agreement was publicly announced;

•	the opportunity for MCK Communications stockholders to participate in future growth in value of the combined company as shareholders of Verso following the merger; and

•	the overall prospective synergies of the combined company and strategic value of the proposed combination, which MCK Communications’ board of directors believed would deliver greater value to the stockholders and customers of MCK Communications than the alternative strategic options that MCK Communications’ board of directors considered.

Factors Considered by the Boards of Directors

      Verso’s board of directors and MCK Communications’ board of directors each also considered a number of other factors in reaching their respective decision on the merger, including:

•	the potential benefits to be derived from a combination of the two companies described under the section of this document titled “The Merger — Reasons for the Merger” beginning on page 41 and the risks described under the section of this document titled “Risk Factors” beginning on page 19;

•	the strategic and financial alternatives available to each of Verso and MCK Communications;

•	the terms of the merger agreement;

•	the current and prospective economic and competitive environment facing each company;

•	the fairness opinions received by Verso and MCK Communications from their respective financial advisors and the financial presentations made by those financial advisors to the respective boards of directors in connection with the delivery of such opinions;

•	the likely impact of the merger on each company’s employees and customers;

•	the interests of officers and directors of each company in the merger, as described under the section of this document titled “The Merger — Interests of MCK Communications’ Directors and Officers in the Merger” beginning on page 59;

•	MCK Communications’ obligation to pay a termination fee of $600,000 under the circumstances described in the merger agreement, and the impact that the termination fee may have on potential third-party acquirers;

•	MCK Communications’ obligation under the circumstances described in the merger agreement to reimburse Verso for expenses incurred in connection with the merger up to an aggregate of $600,000;

•	Verso’s and MCK Communications’ review, based in part on presentations by Verso’s and MCK Communications’ respective financial advisors and the due diligence review of each other, of the financial condition, results of operations, businesses and prospects of each of the companies before and after giving effect to the merger transaction and the determination of the merger transaction effect on shareholder value; and

•	the current market conditions for technology stocks, historical market prices of the Verso common stock and the MCK Communications common stock, price volatility and trading information.

      Verso’s board of directors also identified and considered a variety of risks and potentially negative factors in its deliberations concerning the merger, including:

•	the risk that the potential benefits and synergies of the merger may not be realized;

•	the possibility that the merger may not be consummated, even if approved by MCK Communications stockholders;

•	the risk that another company might make a more favorable offer for MCK Communications, potentially increasing the price paid by Verso if Verso were ultimately successful in its bid to acquire MCK Communications or otherwise causing Verso to expend resources in pursuing the merger, especially given the delay between the execution of the merger agreement and the completion of the merger;

•	the significant costs involved in consummating the merger;

•	the possibility that key employees of MCK Communications would not choose to remain employed by the combined company;

•	the risk of management and employee disruption associated with merging two organizations, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company, especially given the competition for quality personnel in the industry; and

•	the other risks described under the section of this documents titled “Risk Factors” beginning on page 19.

      Verso’s board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the merger.

      MCK Communications’ board of directors also considered a variety of risks and potentially negative factors in its deliberation concerning the merger, including:

•	the irreversible nature of the merger;

•	the fact that the number of shares of Verso common stock issuable in the merger is fixed, and will not change with increases or decreases in the market price of either company’s stock before the closing of the merger;

•	the effect of the public merger announcement on MCK Communications’ sales and operating results and the risk of market confusion and potential delay or reduction in orders, and the further possibility that such factors could result in decreased cash available for distribution to the holders of MCK Communications common stock as a dividend prior to the merger;

•	the risk that the merger could adversely affect MCK Communications’ relationship with some of its customers or potential customers and strategic partners;

•	the risk that anticipated benefits of the merger for MCK Communications stockholders may not be realized as a result of potential difficulties in integrating the operations, management and corporate cultures of Verso and MCK Communications;

•	the significant costs involved in consummating the merger;

•	the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the possibility that, notwithstanding the provisions of the merger agreement allowing MCK Communications, under certain circumstances, to furnish information to and conduct discussions with a third party and terminate the merger agreement, in connection with a superior proposal for a business combination or acquisition of MCK Communications, the termination fee payable upon such a termination might discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, MCK Communications (see the section of this document titled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 76);

•	the risk that the merger would not be consummated and that, under some circumstances, MCK Communications could be required to pay a termination fee to Verso; and

•	the other risks described in this document under the section titled “Risk Factors” beginning on page 19.

      MCK Communications’ board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the merger.

      This discussion of the information and factors considered by Verso’s board of directors and MCK Communications’ board of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with Verso’s and MCK Communications’ respective evaluations of the merger and the complexity of these matters, Verso’s board of directors and MCK Communications’ board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, neither Verso’s board of directors nor MCK Communications’ board of directors undertook to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to each board’s ultimate determination; rather, each board conducted an overall analysis of the factors described above, including discussions with and questioning of the respective management teams and legal and financial advisors. In considering the factors described above, individual members of Verso’s board of directors and MCK Communications’ board of directors may have given different weight to different factors.

      There can be no assurance that any of the potential savings, synergies or opportunities considered by Verso’s board of directors or MCK Communications’ board of directors or any increase in shareholder value actually will be achieved through consummation of the merger. See the section of this document titled “Risk Factors” beginning on page 19.

Recommendation of MCK Communications’ Board of Directors

      MCK Communications’ board of directors unanimously recommends that the holders of MCK Communications common stock vote in favor of (“FOR”) the merger proposal, including the merger agreement and the merger.

Opinion of MCK Communications’ Financial Advisor

      Raymond James & Associates, Inc., MCK Communications’ financial advisor, has rendered written opinions, dated as of April 18, 2003 and June 16, 2003, to MCK Communications’ board of directors as to the fairness, from a financial point of view, to the holders of MCK Communications common stock of the merger consideration to be issued in the merger. The full text of the written opinion of Raymond James & Associates, Inc. dated as of June 16, 2003 attached to this proxy statement/ prospectus as Appendix B. We encourage you to read the opinion carefully and in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Raymond James & Associates, Inc. in rendering its opinion. The opinion of Raymond James & Associates, Inc. is directed to MCK Communications’ board of directors and does not constitute a recommendation to any stockholder with respect to any matter relating to the merger.

Opinion of Verso’s Financial Advisor

      Pacific Growth Equities, Inc., Verso’s financial advisor, has rendered a written opinion, dated as of April 21, 2003, to Verso’s board of directors as to the fairness, from a financial point of view, to Verso of the merger consideration to be issued by Verso in the merger. In addition, after the terms of the merger were modified on June 13, 2003, Pacific Growth Equities, Inc. provided an oral bringdown to Verso’s chief financial officer on June 16, 2003, concerning the fairness to Verso, as of June 16, 2003, from a financial point of view, of the merger consideration, as so modified. The full text of the written opinion of Pacific Growth Equities, Inc., dated April 21, 2003 is attached to this proxy statement/ prospectus as Appendix C. We encourage you to read the opinion carefully and in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Pacific Growth Equities, Inc. in rendering its opinion. The opinion of Pacific Growth Equities, Inc. is directed to Verso’s board of directors and neither that opinion nor the oral bringdown provided to Verso’s chief financial officer on June 16, 2003 constitute a recommendation to any shareholder with respect to any matter relating to the merger.

Summary of Financial Analysis of Raymond James & Associates, Inc.

      Pursuant to an engagement letter dated October 18, 2002, MCK Communications retained Raymond James & Associates, Inc. to act as its sole, external investment banking advisor in helping MCK Communications evaluate strategic alternatives. On April 18, 2003, at a meeting of MCK Communications’ board of directors, Raymond James & Associates, Inc. delivered its written opinion to the MCK Communications’ board of directors that, as of that date, the consideration to be received by MCK Communications stockholders as contemplated by the merger agreement was fair, from a financial point of view, to the holders of MCK Communications common stock. On June 16, 2003, in connection with the second amendment to the merger agreement, Raymond James & Associates, Inc. delivered its opinion to the MCK Communications board of directors that, as of that date, the consideration to be received by MCK Communications stockholders as contemplated by the merger agreement was fair, from a financial point of view, to the holders of MCK Communications’ common stock.

      The full text of Raymond James & Associates, Inc.’s written opinion, dated June 16, 2003, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Raymond James & Associates, Inc. in connection with the opinion, is attached as Appendix B to this proxy statement/ prospectus and is incorporated into this proxy statement/ prospectus by reference. You are urged to read Raymond James & Associates, Inc.’s opinion in its entirety. The summary of Raymond James & Associates, Inc.’s opinion set forth in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion.

      Raymond James & Associates, Inc.’s opinion was made to MCK Communications’ board of directors for its consideration of the proposed merger and is not a recommendation to any MCK Communications stockholder as to whether the merger is in that shareholder’s best interest or as to whether any shareholder should vote for or against the merger. Raymond James & Associates, Inc. neither determined nor recommended to the MCK Communications board the amount of consideration to be received by MCK Communications stockholders in connection with the merger. Additionally, the Raymond James & Associates, Inc. opinion does not express any opinion as to the likely trading range of Verso stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Verso at that time.

      In connection with Raymond James & Associates, Inc.’s review of the proposed merger and related transactions and the preparation of Raymond James & Associates, Inc.’s opinion, Raymond James & Associates, Inc., among other things:

1.	reviewed the financial terms and conditions of the merger and related transactions as stated in the draft merger agreement;

2.	reviewed the audited financial statements of MCK Communications as of and for the year ended April 30, 2002 and the unaudited financial statements of MCK Communications as of and for the year ended April 30, 2003;

3.	reviewed MCK Communications’ Annual Report filed on Form 10-K for the year ending April 30, 2002 and the Quarterly Reports filed on Form 10-Q for the quarters ended July 31, 2002, October 30, 2002 and January 31, 2003;

4.	reviewed other MCK Communications financial and operating information requested from and/or provided by MCK Communications, including financial projections for the fiscal years ending April 30, 2004 and 2005;

5.	reviewed certain other publicly available information on MCK Communications;

6.	reviewed the audited financial statements of Verso as of and for the year ended December 31, 2002;

7.	reviewed Verso’s Annual Report filed on Form 10-K for the year ended December 31, 2002 and the Quarterly Report filed on Form 10-Q for the quarter ended March 31, 2003;

8.	reviewed other Verso financial and operating information requested from and/or provided by Verso, including financial projections for the fiscal years ending December 31, 2003 and 2004;

9.	reviewed certain other publicly available information on Verso; and

10.	discussed with members of the senior management of MCK Communications and Verso certain information relating to the above matters and any other matters which Raymond James & Associates, Inc. deemed relevant to its inquiry.

      Raymond James & Associates, Inc. assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Raymond James & Associates, Inc. by MCK Communications, Verso or any other party, and Raymond James & Associates, Inc. has undertaken no duty or responsibility to verify independently any of such information. Raymond James & Associates, Inc. did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of MCK Communications. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Raymond James & Associates, Inc., Raymond James & Associates, Inc. assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and Raymond James & Associates, Inc. relied upon each party to advise Raymond James & Associates, Inc. promptly if any information previously provided became inaccurate or was required to be updated during the period of Raymond James & Associates, Inc.’s review.

      Raymond James & Associates, Inc.’s opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to Raymond James & Associates, Inc. as of June 16, 2003, and any material change in such circumstances and conditions would require a reevaluation of its opinion, which Raymond James & Associates, Inc. is under no obligation to undertake. Raymond James & Associates, Inc.’s opinion did not address the relative merits of the merger or any other business strategy considered by MCK Communications’ board of directors in contemplation of this merger.

      In rendering its opinion, Raymond James & Associates, Inc. assumed that the merger will be consummated on the terms described in the merger agreement. Furthermore, Raymond James & Associates, Inc. assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James & Associates, Inc. also assumed that the consideration to be received by the MCK Communications stockholders as contemplated by the merger agreement would include a cash dividend consisting of the $39.9 million of cash estimated by MCK Communications management to be held by MCK Communications on the date of the cash dividend, less $6.4 million and the reasonable fees, expenses and incentive bonus plan payment payable to the executives and advisors of MCK Communications and other reasonable merger-related expenses. Raymond James & Associates, Inc. also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either MCK Communications or Verso is a party, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on MCK Communications or Verso.

      The following is a summary of the financial analyses Raymond James & Associates, Inc. presented to the MCK Communications board of directors on June 16, 2003 in connection with the delivery of its opinion. No company or transaction used in the analyses described below is directly comparable to MCK Communications, Verso or the contemplated merger. The information summarized in the tables that follow should be read in conjunction with the accompanying text.

     Fairness Opinion Analyses

      The following is a summary of the analyses performed by Raymond James & Associates, Inc. in connection with the preparation of its fairness opinion. This summary is provided for your convenience but is not a complete description of the analyses underlying the fairness opinion. The complete text of the fairness opinion is attached to this proxy statement/ prospectus as Appendix B,and Raymond James & Associates, Inc. urges you to read it in its entirety. Raymond James & Associates, Inc.’s opinion regarding the fairness of the transaction was not based on any one analysis or any particular subset of these analyses but rather gave consideration to all of the analyses taken as a whole.

     Analysis of Publicly-traded Comparable Companies

      Raymond James & Associates, Inc. analyzed selected historical financial, operating, and stock market data of MCK Communications and other publicly-traded companies that Raymond James & Associates, Inc. deemed to be comparable to MCK Communications. The seven companies deemed by Raymond James & Associates, Inc. to be reasonably comparable to MCK Communications in terms of products offered, markets served, and business prospects were:

• Altigen Communications	• Bogen Communications
• Network Equipment Technologies	• Netopia
• Paradyne Networks	• Verilink
• Vodavi Communications Systems

      Raymond James & Associates, Inc. examined certain publicly available financial data of the seven publicly-traded comparable companies, including the ratio of enterprise value (equity value plus total debt, including preferred stock, less cash and cash equivalents) to trailing-twelve-month (“TTM”) revenue, most recent quarter (“MRQ”) annualized run rate of revenue, and projected revenue for the fiscal year ended 2003. In addition, Raymond James & Associates, Inc. examined the ratio of equity value to equity book value (i.e., price-to-book value ratio) and the ratio of equity value to tangible equity book value (equity book value less intangible assets). The following table summarizes the results of this analysis.

COMPARABLE COMPANY ANALYSIS SUMMARY TABLE 1:

Market Multiples

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	0.3x	0.6x	0.6x	1.0x

Total Enterprise Value / MRQ Run Rate Revenue	0.3x	0.7x	0.8x	0.9x

Total Enterprise Value / Projected 2003 Revenue	0.3x	0.4x	0.4x	0.7x

Equity Value / MRQ Equity Book Value	0.6x	1.4x	1.6x	2.3x

Equity Value / MRQ Tangible Equity Book Value	1.1x	1.7x	1.7x	3.0x

      Raymond James & Associates, Inc. then applied the ratios derived from its comparable company analysis to MCK Communications’ unaudited operating results for the TTM and MRQ period ended April 30, 2003, (MCK Communications’ most recently available TTM results) and to management’s projected revenue for the fiscal year ended April 30, 2003 in order to determine an implied equity value per share for each of the above financial measures. The following table summarizes the results of the comparable company analysis:

COMPARABLE COMPANY ANALYSIS SUMMARY TABLE 2:

	Implied Price Per Share

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	$2.09	$2.30	$2.31	$2.59

Total Enterprise Value / MRQ Run Rate Revenue	2.09	2.32	2.39	2.50

Total Enterprise Value / Projected 2003 Revenue	2.09	2.22	2.15	2.41

Equity Value / MRQ Equity Book Value	1.32	3.22	3.53	5.25

Equity Value / MRQ Tangible Equity Book Value	2.37	3.73	3.78	6.65

      In its presentation to the MCK Communications’ board of directors, Raymond James & Associates, Inc. noted that the proposed transaction value of $2.58 per share (before transaction related expenses) falls within the low/high range of implied values derived from TTM, MRQ run rate and projected 2003 revenue comparisons. In addition, the proposed transaction value falls within the low/high range of implied values derived from equity book value and tangible equity book value comparisons. For the comparable company analysis, the results of the analysis were not meaningful in the case of EBITDA and Net Income due to MCK Communications’ negative EBITDA and Net Income in 2002 and projected losses in fiscal year 2003.

Analysis of Selected Merger and Acquisition Transactions

      Raymond James & Associates, Inc. compared the proposed merger with selected comparable merger and acquisition transactions. No transaction analyzed in Raymond James & Associates, Inc.’s comparable transaction analysis was identical to the merger. Accordingly, this analysis necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics, and in other factors that distinguish MCK Communications’ transaction from the other transactions considered, because all of these factors, both individually and cumulatively, could affect the acquisition value of the target companies to which MCK Communications is being compared.

      Raymond James & Associates, Inc. performed an analysis on two groups of precedent merger and acquisition transactions. The first group included telecommunications equipment companies (“Group 1”). The second group included acquisition targets with significant cash relative to the acquisition equity value (“Group 2”). For both groups, Raymond James & Associates, Inc. performed an analysis of TTM revenue and MRQ equity book value.

      Group 1 consisted of eleven comparable merger and acquisition transactions that were announced between March 2002 and June 2003. The eleven merger and acquisition transactions considered in Group 1 were the:

•	Netro Corporation acquisition by SR Telecom

•	Soundpipe acquisition by Comdial

•	Inrange Technologies acquisition by Computer Network Technologies

•	Vina Technologies acquisition by Larscom

•	Clarent Corporation acquisition of certain assets by Verso

•	Syntellect acquisition by Enghouse Systems

•	Westwood Corporation acquisition by L-3 Communications

•	VideoTele.com acquisition by Tut Systems

•	Nex-Link Communications acquisition by AM Communications

•	Nortel’s Access Solutions Division acquisition by Aastra Technologies

•	Elastic Networks acquisition by Paradyne Networks

      The following table summarizes the results of this analysis.

SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS SUMMARY TABLE (GROUP 1):

Market Multiples

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	0.1x	0.5x	0.4x	0.9x

Equity Value / MRQ Equity Book Value	0.5x	0.8x	1.0x	1.0x

      Raymond James & Associates, Inc. then applied the ratios derived from the comparable transaction analysis to MCK Communications’ unaudited operating results for the TTM and MRQ periods ended April 30, 2003, to determine implied equity values per share. The following table summarizes the results of this analysis.

SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS SUMMARY TABLE (GROUP 1):

	Implied Price Per Share

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	$2.00	$2.25	$2.19	$2.50

Equity Value / MRQ Equity Book Value	1.05	1.83	2.27	2.32

      Group 2 consisted of nine comparable merger and acquisition transactions that were announced between March 2001 and June 2003. The nine merger and acquisition transactions considered in Group 2 were the:

•	Netro Corporation acquisition by SR Telecom

•	ITXC Corporation acquisition by IDT Corporation

•	Lante Corporation acquisition by SBI & Company

•	Elastic Networks acquisition by Paradyne Networks

•	Eprise Corporation acquisition by Divine, Inc.

•	Telemate. Net Software, Inc. acquisition by Verso

•	Lifeminders acquisition by Cross Media Marketing

•	Women Networks acquisition by iVillage, Inc.

•	Prime Response acquisition by Chordiant Software

      The following table summarizes the results of this analysis.

SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS SUMMARY TABLE (GROUP 2):

Market Multiples

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	0.1x	0.3x	0.4x	0.5x

Equity Value / MRQ Equity Book Value	0.5x	0.7x	0.7x	1.0x

      Raymond James & Associates, Inc. then applied the ratios derived from the comparable transaction analysis to MCK Communications’ unaudited operating results for the TTM and MRQ periods ended April 30, 2003, to determine implied equity values per share. The following table summarizes the results of this analysis.

SELECTED MERGER AND ACQUISITION TRANSACTIONS ANALYSIS SUMMARY TABLE (GROUP 2):

	Implied Price Per Share

	Minimum	Mean	Median	Maximum

Total Enterprise Value / TTM Revenue	$1.96	$2.10	$2.14	$2.21

Equity Value / MRQ Equity Book Value	1.12	1.62	1.56	2.32

      As discussed above for the comparable company analysis, the results of the merger and acquisition transaction analysis were not meaningful in the case of EBITDA or Net Income due to MCK Communications’ negative EBITDA and Net Income in 2002 and projected losses in 2003.

      The comparable company and comparable transaction analyses described above, as is typical, were based on market data for publicly traded companies deemed to be similar to MCK Communications and on previous public transactions involving companies deemed similar to MCK Communications. Since no company or transaction is precisely comparable to MCK Communications or the proposed transaction, the analyses rely on data from a group of companies and transactions. If single company or transaction comparisons were to be used, the implied value for MCK Communications would vary significantly depending on which company or transaction is chosen. For this reason, the analyses present the results for not only the highest and lowest implied values for each analysis, but also for the median and mean values for the entire group of companies or transactions analyzed.

      An evaluation of the results of the foregoing analysis necessarily involves complex considerations and judgments concerning the differences in financial and operating characteristics of MCK Communications as well as other factors that could affect the public trading value of the comparable companies or the transaction value of the companies to which MCK Communications is being compared.

     Acquisition Premiums Analysis

      Raymond James & Associates, Inc. analyzed the premiums paid for 136 mergers and acquisitions of publicly-traded companies announced since January 1, 2001, with transaction values between $5.0 million and $50.0 million. The high and low as well as the mean and the median premiums paid over the targets’ stock prices ninety, sixty, thirty, twenty, five and one trading day(s) before the announcement date were derived from the available data and are shown in the following table:

MARKET PREMIUMS ANALYSIS SUMMARY TABLE:

	Implied Price Per Share

	Minimum	Mean	Median	Maximum

1-day prior	-57.6%	39.1%	32.2%	187.5%

5-day prior	-59.6%	44.1%	38.6%	194.9%

20-day prior	-60.4%	54.1%	44.2%	353.6%

30-day prior	-66.1%	56.3%	53.0%	422.9%

60-day prior	-73.8%	46.6%	42.9%	185.7%

90-day prior	-80.4%	34.8%	30.8%	220.0%

      Raymond James & Associates, Inc. then applied the premiums derived from the analysis to MCK Communications’ common stock price prior to the announcement on June 17, 2003 of the revised terms of the merger agreement, to determine implied equity values per share for MCK Communications. The initial announcement of the merger occurred on April 22, 2003. The following table summarizes the results of this analysis.

MARKET PREMIUMS ANALYSIS SUMMARY TABLE:

	Implied Price Per Share

	Minimum	Mean	Median	Maximum

1-day prior	$0.93	$3.06	$2.91	$6.33

5-day prior	$0.87	$3.10	$2.98	$6.34

20-day prior	$0.82	$3.17	$2.97	$9.34

30-day prior	$0.62	$2.86	$2.80	$9.57

60-day prior	$0.31	$1.73	$1.69	$3.37

90-day prior	$0.25	$1.73	$1.67	$4.10

     Discounted Cash Flow Analysis

      Raymond James & Associates, Inc. performed a discounted cash flow (“DCF”) analysis based on the unlevered discounted cash flow of the projected five-year projected financial performance of MCK Communications. Projections for fiscal years 2004-2008 were prepared by MCK Communications’ management. Terminal values were calculated by applying an EBITDA multiple ranging from 3.0 to 5.0 to the projected EBITDA of MCK Communications in fiscal year 2008. Discount rates ranging from 10% to 15% were selected to reflect the risk inherent in MCK Communications’ business and its projections.

      Raymond James & Associates, Inc. noted in its presentation to MCK Communications’ board of directors that MCK Communications incurred significant losses in its fiscal years ending April 30, 1999 through 2002, and that its management is projecting losses again in 2003. Based on this analysis, MCK Communications’ implied per share equity value ranged from $1.89 to $1.91 with a midpoint of $1.90.

      DCF analysis is a widely used valuation methodology, but it relies on numerous assumptions, including assets and earnings growth rates, terminal values, and discount rates. This analysis is not necessarily reflective of the actual value of MCK Communications.

Opinion of Raymond James & Associates, Inc.

      The summary set forth above does not purport to be a complete description of the analyses of data underlying Raymond James & Associates, Inc.’s fairness opinion or its presentation to MCK Communications’ board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Raymond James & Associates, Inc. believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Raymond James & Associates, Inc. considered the results of all such analyses and did not assign relative weights to any of the analyses, so the ranges of valuations resulting from any particular analysis described above should not be taken to be Raymond James & Associates, Inc.’s view of the actual value of MCK Communications.

      In performing its analyses, Raymond James & Associates, Inc. made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond Raymond James & Associates, Inc.’s control. The analyses performed by Raymond James & Associates, Inc. are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Raymond James & Associates, Inc.’s analysis of the fairness of the financial terms and conditions of the transaction to MCK Communications’ stockholders from a financial point of view, and said analyses were provided to MCK Communications’ board of directors. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities might be sold. In addition, as described above, the opinion of Raymond James & Associates, Inc. was one of many factors taken into consideration by MCK Communications’ board of directors in making its determination to approve the transaction. Consequently, the analyses described above should not be viewed as determinative of MCK Communications’ board of directors’ opinion with respect to the value of MCK Communications, nor should the analyses be viewed in any way as a recommendation to stockholders to decide on a course of action.

      MCK Communications has agreed to pay Raymond James & Associates, Inc. a fee upon delivery of its fairness opinion or its determination that it was unable to deliver a fairness opinion. MCK Communications will also pay Raymond James & Associates, Inc. a fee upon closing of the transaction. MCK Communications has also agreed to reimburse Raymond James & Associates, Inc. for its reasonable out-of-pocket expenses and to provide customary indemnification protection to Raymond James & Associates, Inc. In the ordinary course of business, Raymond James & Associates, Inc. may trade in the securities of MCK Communications and Verso for its own account and for the accounts of its customers. Accordingly, it may at any time hold a long or short position in such securities.

      On November 1, 2002, Verso had engaged Raymond James & Associates, Inc. to assist it in obtaining a senior credit facility, and Verso paid Raymond James & Associates, Inc. monthly retainers in connection with that engagement. On February 12, 2003, Verso entered into a senior credit facility with its existing lender and on February 28, 2003, Verso and Raymond James & Associates, Inc. terminated their engagement agreement, except that Raymond James & Associates, Inc. continued to be entitled to a success fee if Verso entered into a senior credit facility with a specific financial institution Raymond James & Associates, Inc. had identified within six months of the termination of the engagement.

      Raymond James & Associates, Inc. has consented to the descriptions of its fairness opinion in this proxy statement/ prospectus and to the inclusion of the full text of its fairness opinion as Appendix B to this proxy statement/ prospectus. Raymond James & Associates, Inc., a subsidiary of Raymond James & Associates Financial, Inc., is a nationally recognized investment banking firm. Raymond James & Associates, Inc. and its affiliates, as part of their investment banking activities, are regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. MCK Communications selected Raymond James & Associates, Inc. as its financial advisor on the basis of Raymond James & Associates, Inc.’s experience and expertise in mergers and acquisitions transactions.

Summary of Financial Analysis of Pacific Growth Equities, Inc.

      Verso retained Pacific Growth Equities, Inc. to evaluate the terms of the merger with MCK Communications and render an opinion to Verso as to whether the consideration to be paid by Verso in connection with the proposed merger with MCK Communications is fair to Verso from a financial point of view. On April 20, 2003, Pacific Growth Equities, Inc. rendered its oral opinion (subsequently confirmed by a written opinion dated April 21, 2003) to Verso’s board of directors that the consideration to be paid by Verso to MCK Communications in connection with the merger is fair from a financial point of view to Verso.

      THE FULL TEXT OF PACIFIC GROWTH EQUITIES, INC.’S WRITTEN OPINION DATED APRIL 21, 2003, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/ PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. HOLDERS OF VERSO COMMON STOCK ARE URGED TO, AND SHOULD, READ THIS OPINION CAREFULLY IN ITS ENTIRETY. THE ENGAGEMENT OF PACIFIC GROWTH EQUITIES, INC. AND ITS OPINION ARE FOR THE BENEFIT OF VERSO’S BOARD OF DIRECTORS ONLY AND ITS OPINION WAS DELIVERED TO VERSO’S BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. PACIFIC GROWTH EQUITIES, INC.’S OPINION ADDRESSES ONLY THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, TO VERSO, AND IT DOES NOT ADDRESS THE RELATIVE MERITS OF THE MERGER, ANY OTHER POTENTIAL TRANSAC-

TION OR BUSINESS STRATEGY CONSIDERED BY VERSO’S BOARD OF DIRECTORS OR ANY OTHER ASPECT OF THE MERGER. PACIFIC GROWTH EQUITIES, INC. DID NOT PARTICIPATE IN THE NEGOTIATION OF THE TERMS OF THE MERGER NOR PROVIDE ANY LEGAL, TAX OR ACCOUNTING ADVICE OR PROVIDE ANY ADVICE WITH RESPECT TO ANY POSSIBLE ALTERNATIVES TO THE MERGER.

      In connection with the Pacific Growth Equities, Inc. opinion dated April 21, 2003, Pacific Growth Equities, Inc.:

•	reviewed an Agreement and Plan of Merger dated as of April 21, 2003 by and among Verso, MCK Communications and a wholly-owned subsidiary of Verso;

•	reviewed certain publicly available financial information and other information concerning Verso and MCK Communications and certain internal analyses and other information furnished to it by Verso and MCK Communications; and

•	held discussions with certain members of MCK Communications’ senior management concerning MCK Communications’ historical and current business condition and operating results.

      In addition, Pacific Growth Equities, Inc.:

•	reviewed the historical reported prices and trading activity for Verso common stock and MCK Communications common stock;

•	compared certain financial and stock market information for both Verso and MCK Communications with similar information for selected companies whose securities are publicly-traded;

•	analyzed information about prices paid in acquisitions of selected public companies since January 1, 2002; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

      In conducting its review and arriving at its opinion, Pacific Growth Equities, Inc. assumed and relied upon, without independent verification, the accuracy and completeness of the information furnished to or otherwise reviewed by or discussed with it for the purposes of rendering its opinion. With respect to financial projections, forecasts and other forward looking statements provided to Pacific Growth Equities, Inc. and used in its analysis, Pacific Growth Equities, Inc. assumed that such information was prepared in good faith and was based on reasonable estimates. Pacific Growth Equities, Inc. further relied upon the assurance of MCK Communications’ and Verso’s management that they are unaware of any facts that would make the information provided to Pacific Growth Equities, Inc. incomplete or misleading. Pacific Growth Equities, Inc. assumed that the merger would be accounted for as a purchase transaction and is intended to qualify as a tax-free reorganization for federal income tax purposes, and that the merger would be consummated in accordance with the terms of the merger agreement, without any amendment thereto and without waiver by Verso or MCK Communications of any of the conditions to their respective obligations under the merger agreement. Pacific Growth Equities, Inc. also assumed that all material governmental, regulatory and other consents and approvals that are necessary for the consummation of the merger will be obtained without a material adverse effect on MCK Communications or Verso. Pacific Growth Equities, Inc. was not requested to make and did not make an independent evaluation or appraisal of the assets or liabilities of Verso or MCK Communications nor was Pacific Growth Equities, Inc. furnished with any such evaluations or appraisals. Pacific Growth Equities, Inc. did not conduct any inspection of properties of either Verso or MCK Communications. The Pacific Growth Equities, Inc. opinion is based on economic, monetary and market conditions as they existed and could be evaluated as of the date of the opinion letter.

      The following is a summary of the material analyses performed and factors considered by Pacific Growth Equities, Inc. in connection with rendering of the Pacific Growth Equities, Inc. opinion dated April 21, 2003. Some of the financial analyses summarized below include information presented in tabular form. The tables alone do not constitute a complete description of the financial analyses. In order to better understand the financial analyses performed by Pacific Growth Equities, Inc., these tables must be read together with the text of each summary.

      Historical Financial Position. In rendering its opinion, Pacific Growth Equities, Inc. reviewed and analyzed the historical financial position of Verso and MCK Communications which included:

•	an assessment of each of Verso’s and MCK Communications’ recent financial statements; and

•	an analysis of each of Verso’s and MCK Communications’ revenue, growth and operating performance trends.

      Comparable Company Valuation — Current Trading Multiples. Pacific Growth Equities, Inc. compared selected financial data and ratios for MCK Communications to the corresponding financial data and ratios of a group of selected publicly-traded comparable telecommunications-related hardware, software and service provider companies. These companies were:

• Cisco Systems, Inc.,	• 3Com Corporation,
• Foundry Networks, Inc.,	• Polycom, Inc.,
• Sonus Networks, Inc.,	• Extreme Networks, Inc. and
• RADVISION LTD.

      Pacific Growth Equities, Inc. analyzed the selected comparable company’s Enterprise Value as multiples of Last Twelve Month (“LTM”) actual and 2003 and 2004 forecasted calendar year end revenue as compared to MCK Communications’ Enterprise Value resulting from the merger.

      The following table presents, for the periods indicated, the multiples implied by the ratio of Enterprise Value to revenue for the comparable companies compared to the multiples resulting for MCK Communications in the merger. The financial information used in connection with the analysis provided below was derived from publicly available information. The information in the table is based on the closing price of Verso and MCK Communications common stock on April 17, 2003.

Multiple Implied
		Trimmed	by Exchange
Enterprise Value as a Ratio of	Comparable Range	Average	Ratio for Target

LTM Revenue	0.1x — 9.7x	2.1x	0.7x

2003 Revenue	0.1x — 7.1x	2.1x	0.8x

2004 Revenue	0.1x — 5.8x	2.2x	0.7x

      Although the selected companies were used for comparison purposes, none of those companies is directly comparable to MCK Communications. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

      Comparable Merger and Acquisition Transactions — Multiples Analysis. Pacific Growth Equities, Inc. analyzed the Enterprise Value paid in previous acquisition transactions in comparable telecommunications-related hardware, software and services markets and other similar technology industries announced or completed since January 1, 2002 as a multiple of Last Twelve Month (LTM) Revenue, Book Value and Total Assets. Pacific Growth Equities, Inc. compared the multiples for the target companies in the selected transactions to the multiples implied for MCK Communications in the merger.

      Pacific Growth Equities, Inc. reviewed the financial terms, to the extent publicly available, of 31 representative acquisition transactions. The selected transactions, in reverse chronological order of public announcement, were:

Allen Telecom Inc. / Andrew Corp.	February 18, 2003
ValiCert Inc. / Tumbleweed Communications Corp.	February 18, 2003
HTE Inc. / SunGard Data Systems Inc.	February 5, 2003
Caminus Corp. / SunGard Data Systems Inc.	January 21, 2003
Next Level Communications Inc. / Motorola Inc.	January 13, 2003
Inktomi Corp. / Yahoo! Inc.	December 23, 2002
Rational Software Corp. / IBM Corp.	December 6, 2002
Cylink Corp. / SafeNet Inc.	October 30, 2002
Infinium Software Inc. / SSA Global Technologies Inc.	October 28, 2002
Workgroup Technology Corp. / SofTech Inc.	October 28, 2002
Paravant Inc. / DRS Technologies Inc.	October 24, 2002
Vicinity Corp. / Microsoft Corp.	October 22, 2002
Excelon Corp. / Progress Software Corp.	October 21, 2002
Starbase Corp. / Borland Software Corp.	October 9, 2002
Extensity Inc. / Geac Computer Corp Ltd.	August 26, 2002
Interlinq Software Corp. / Harland Financial Solutions	August 06, 2002
SignalSoft Corp. / Openwave Systems Inc.	May 29 2002
Redback Networks Inc. / Nokia Networks	May 22, 2002
Engage Inc. / CMGI Inc.	May 21, 2002
HNC Software Inc. / Fair Isaac & Co Inc.	April 29, 2002
Simplex Solutions Inc. / Cadence Design Systems Inc. April 24, 2002	April 24, 2002
Innoveda Inc. / Mentor Graphics Corp.	April 23, 2002
SpaceLabs Medical Inc. / Instrumentarium Corp.	March 19, 2002
Oplink Communications Inc. / Avanex Corp.	March 19, 2002
McAfee.com Corp. / Network Associates Inc.	March 18, 2002
Mechanical Dynamics Inc. / MSC.Software Corp.	March 18, 2002
OTG Software Inc. / Legato Systems Inc.	February 20, 2002
ONI Systems Corp. / CIENA Corp.	February 18, 2002
Ecometry Corp. / Citrus Merger Corp.	January 28, 2002
Centra Software Inc. / SmartForce PLC	January 16, 2002
Cypress Communications Inc. / US RealTel Inc.	January 10, 2002

      The following table presents, for the periods indicated, the multiples for the target companies in the selected transactions as compared to the multiples implied for MCK Communications in the merger.

Multiple Implied
		Trimmed	by Transaction
Enterprise Value as a Ratio of	Comparable Range	Average	for Target

LTM Revenue	0.0x — 9.2x	1.9x	0.7x

Book Value	0.0x — 20.2x	2.6x	1.0x

Total Assets	0.0x — 4.8x	1.2x	0.8x

      All multiples for these comparable transactions were based on public information available at the time of the announcement of such transaction, without taking into account specific market and other conditions during the period during which these comparable transactions occurred.

      Comparable Merger and Acquisition Transactions — Premiums Paid Analysis. Pacific Growth Equities, Inc. analyzed the premium of the offer price over the trading prices one trading day, one week and four weeks prior to the announcement date of the above listed 31 selected transactions.

      Pacific Growth Equities, Inc. compared the premiums for the target companies in the selected transactions to the premiums implied for MCK Communications in the merger.

      The following table presents, for the periods indicated, the premiums for the target companies in the selected transactions compared to the premiums implied for MCK Communications in the merger. The information in the table is based on the closing price of Verso and MCK Communications common stock on April 17, 2003.

		Trimmed	Premium Implied
Premiums Paid to Stock Price	Comparable Range	Average	in Transaction

One Day Prior to Announcement	-11.0% — 260.0%	52.6%	68.0%

One Week Prior to Announcement	-11.3% — 261.4%	49.7%	78.5%

Four Weeks Prior to Announcement	-11.0% — 267.3%	55.9%	87.6%

      All premiums for these comparable transactions were based on public information available at the time of the announcement of such transaction, without taking into account specific market and other conditions during the period during which these comparable transactions occurred.

      Contribution Analysis. Pacific Growth Equities, Inc. analyzed the revenue and gross profit contribution of Verso and MCK Communications to the combined entity as compared to Verso’s and MCK Communications’ percentage ownership of the combined company resulting from the merger. Pacific Growth Equities, Inc. analyzed the revenue and gross profit contribution of Verso and MCK Communications to the combined entity for the following periods: Latest reported twelve months (LTM), Q1 2003, Q2 2003, Q3 2003, Q4 2003, calendar year end 2003 and projected calendar year end 2004. This analysis was based upon the historical and projected financial results of Verso and MCK Communications obtained from Verso’s and MCK Communications’ management.

      The following table presents, the MCK Communications financial contribution to the combined entity as compared to its percentage ownership resulting from the merger.

			% Ownership
Target Financial Contribution	LTM — 2004 Projected	Trimmed	Implied by
to Combined Company	Contribution Range	Average	Transaction

Revenue	16.2% — 26.0%	18.2%	14.2%

Gross Profit	15.7% — 23.7%	17.2%	14.2%

      Discounted Cash Flow. Pacific Growth Equities, Inc. performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows that MCK Communications could generate during calendar years 2003 through 2007. The range of estimated terminal values was calculated by applying Enterprise Value to revenue terminal value multiples ranging from 1.7x to 2.7x, with such multiples representing the general range of multiples of Enterprise Value to revenue of MCK Communications’ comparable companies. The present value of the cash flows and terminal values was calculated using discount rates ranging from 11% to 19%, which were selected based on the estimated industry weighted average cost of capital. This analysis was based upon assumptions and projections supplied by and discussions held with the management of Verso and MCK Communications. Utilizing this methodology, the implied Enterprise Value of MCK Communications ranged from $13.4 million to $33.4 million. Because the discounted terminal value accounted for such a high percentage of the discounted present value of MCK Communications, Pacific Growth Equities, Inc. did not ascribe significance to this analysis in reaching its opinion.

      Oral Bringdown of Pacific Growth Equities, Inc. On June 16, 2003, after the terms of the merger were modified by the second amendment to the merger agreement dated as of June 13, 2003, representatives of Pacific Growth Equities, Inc. reviewed with Verso’s chief financial officer their conclusions drawn from their financial analyses they had prepared in connection with their evaluation of the fairness, from a financial point of view, of the proposed merger consideration, as so modified. Having noted that Pacific Growth Equities, Inc. performed all of the same analyses and considered all of the same factors in connection with the evaluation of the modified terms of the merger as it did in connection with the evaluation of the initial terms, Pacific Growth Equities, Inc. provided its oral bringdown to the effect that, as of June 16, 2003, and subject to the assumptions and limitations set forth in the written opinion dated April 21, 2003, the merger consideration offered in the proposed transaction, as modified by the June 13, 2003 amendment, was fair to Verso from a financial point of view. Pacific Growth Equities, Inc. noted, however, that the Comparable Merger and Acquisition Transactions — Premiums Paid Analysis, which was one of the analyses underlying its April 21, 2003 opinion, no longer had probative value after the initial public announcement of the merger because any premium element of the consideration to be paid by Verso was reflected in the market prices of the two companies after such announcement. Pacific Growth Equities, Inc.’s oral bringdown to Verso’s chief financial officer on June 16, 2003 was for the benefit of Verso’s board of directors only. Pacific Growth Equities, Inc.’s oral bringdown addresses only the fairness of the merger consideration, as modified by the June 13, 2003 amendment, from a financial point of view, to Verso, and it does not address the relative merits of the merger, any other potential transaction or business strategy considered by Verso’s board of directors or any other aspect of the merger.

      While the foregoing summary describes analyses and factors that Pacific Growth Equities, Inc. deemed material in its presentation to Verso’s board of directors, it is not a comprehensive description of all analyses and factors considered by Pacific Growth Equities, Inc. in delivering its opinion to Verso’s board of directors and in providing its oral bringdown to Verso’s chief financial officer. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Pacific Growth Equities, Inc. believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, as a whole, could create an incomplete view of the evaluation process underlying Pacific Growth Equities, Inc.’s opinion. In performing its analyses, Pacific Growth Equities, Inc. considered general economic, market and financial conditions and other matters, many of which are beyond the control of MCK Communications and Verso. Additionally, to the extent that any quantitative information was based on market data or internal financial forecasts prepared by the managements of Verso and MCK Communications, such quantitative information was based on such market data and financial forecasts as they existed at or about April 17, 2003, or June 16, 2003, for purposes of the oral bringdown, and is not necessarily indicative of current conditions. The analyses performed by Pacific Growth Equities, Inc. are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly such analyses are subject to substantial uncertainty. Further, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

      The number of shares of Verso common stock constituting the merger consideration and the other terms of the merger agreement were determined through arms’ length negotiations between Verso and MCK Communications, and were approved by Verso’s board of directors. Pacific Growth Equities, Inc. did not recommend any specific merger consideration to Verso’s board of directors or suggest that any specific merger consideration constituted the only appropriate merger consideration for the merger.

      Pursuant to a letter agreement dated April 16, 2003, between Verso and Pacific Growth Equities, Inc., the fees to date payable to Pacific Growth Equities, Inc. for rendering the Pacific Growth Equities, Inc. opinion have been $150,000, of which $150,000 was payable at the time Pacific Growth Equities, Inc. notified Verso of its preparedness to render the opinion (whether in oral or written form). No additional compensation was payable for the oral bringdown of June 16, 2003. In addition to the fee provided for above, Verso agreed to promptly reimburse Pacific Growth Equities, Inc., upon request, for all of Pacific Growth Equities, Inc.’s reasonable and accountable out-of-pocket expenses (including, without limitation, travel, communication and document production expenses and the fees and disbursements of counsel) incurred by Pacific Growth Equities, Inc. in connection with the performance of its services in connection with the merger. Verso has agreed to indemnify Pacific Growth Equities, Inc. and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement.

      Pacific Growth Equities, Inc. and/or its employees may from time to time trade the securities of MCK Communications and/or Verso for its own accounts or the accounts of Pacific Growth Equities, Inc. customers and, accordingly, may at any time hold long or short positions in the securities.

      Verso’s board of directors retained Pacific Growth Equities, Inc. based upon Pacific Growth Equities, Inc.’s qualifications, reputation, experience and expertise. Pacific Growth Equities, Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public equity underwritings, private placements and valuations for corporate and other purposes. Pacific Growth Equities, Inc. maintains a market in the common stock of many publicly-traded companies, including Verso, and regularly publishes research reports regarding companies in the telecommunication-related hardware, software and services industries.

Interests of MCK Communications’ Directors and Officers in the Merger

      Some of the MCK Communications’ directors and officers have interests in the merger that are different from, or in addition to, their interests as MCK Communications stockholders. The members of the boards of directors of MCK Communications and Verso were aware of these additional interests, and considered them, among other matters, when they approved the merger agreement.

     MCK Communications Stock Options

      As a result of the pending merger with Verso, MCK Communications stock option plans will be terminated and the vesting of all outstanding MCK Communications stock options will be accelerated.

     Incentive Bonus Plan

      In April of 2002, the Compensation Committee of MCK Communications’ board of directors approved an Incentive Bonus Plan (the “Bonus Plan”) to provide greater incentive to the executive officers and certain other key employees of MCK Communications to remain in the employ of MCK Communications or any successor company in the event of a change of control. Under the Bonus Plan, each executive officer of MCK Communications is eligible to receive a bonus if they remain in the employ of MCK Communications or any successor company for at least six months after a change in control. The aggregate amount of the bonuses under the Bonus Plan is equal to the lesser of 5% of the valuation of MCK Communications or $5,000,000. Each executive officer’s percentage of the aggregate bonus amount is determined by a written resolution adopted by the administrator of the Bonus Plan and delivered to the executive officer or key employee. The bonus is conditioned on the executive officer or key employee remaining an employee for six months following the change of control, unless the executive officer or key employee is terminated without cause within such six month period.

      Because the aggregate bonus amount is dependent upon both: (i) the price of Verso common stock at the effective time of the merger and (ii) the amount of the cash dividend paid to MCK Communications stockholders, the actual bonus payments to the executive officers and other key employees of MCK Communications cannot be determined at this time. Assuming that the price of Verso common stock is $3.25 per share, the aggregate value of the shares of Verso common stock issued to MCK Communications stockholders in connection with the merger would be $59,400,000, and assuming the aggregate amount of the cash dividend is $25,500,000 (which is the midpoint of the estimated range of the cash dividend amount) and each of the three executive officers of MCK Communications (Thomas M. Nolette, Ann Doyle and Patrick J. Curley) remained eligible to receive a bonus, each of such officers would receive an aggregate payment under the Bonus Plan of approximately $1.2 million ($3.6 million in the aggregate). In addition to the variables noted above, the aggregate payment to each executive officer is also dependent on the value of accelerated stock options held by an executive officer. Because there are several factors that effect the amount of the payments under the Bonus Plan, the actual payments made to each of the executive officers may be different than the estimated amount shown in the above example.

     Indemnification of MCK Communications’ Officers and Director

      For six years after the completion of the merger, Verso has agreed to provide each officer and director of MCK Communications and its subsidiaries the same protection against claims and liabilities with respect to matters arising at or prior to the effective time of the merger that they received as MCK Communications’ directors and officers before the merger. In addition, for six years after the MCK Communications merger, no action may be taken that would diminish the indemnification rights of the officers and directors of MCK Communications serving before the merger. In addition, MCK Communications will purchase an insurance policy covering the directors and officers of MCK Communications as to matters arising at or prior to the completion of the merger for up to six years following the merger and has agreed to enter into indemnification agreements with each officer and director prior to the effective time of the merger in a form reasonably acceptable to Verso.

     Severance Agreements

      MCK Communications has entered into severance agreements with Messrs. Nolette and Curley and Ms. Doyle. Ms. Doyle’s severance agreement, entered into on May 10, 2001 and amended as of February 5, 2003, provides that, if after six months her employment is terminated by MCK Communications or any successor company due to a change in control, then she will be entitled to six months of salary continuation as severance. Mr. Nolette’s severance agreement, entered into on May 29, 2001, provides that if Mr. Nolette’s employment is terminated by MCK Communications or any successor company for any reason other than for cause, then Mr. Nolette is entitled to six months of salary continuation as severance. Mr. Curley’s severance agreement, entered into on December 12, 2001, provides that if his employment is terminated by MCK Communications or any successor company due to a change in control, then he will be entitled to six months of salary continuation as severance.

Appraisal Rights

      Holders of shares of MCK Communications common stock who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware, or Section 262.

      The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262 that is attached to this proxy statement/ prospectus as Appendix D. All references in Section 262 and in this summary to a “stockholder” or “holder of shares” or “persons who hold shares” are to the record holder of the shares of MCK Communications common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of MCK Communications common stock held of record in the name of another person, such as a broker, fiduciary, depositary or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

      Under Section 262, persons who hold shares of MCK Communications common stock who follow the procedures set forth in Section 262 will be entitled to have their shares of MCK Communications common stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the Court.

     Notification

      Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement by the MCK Communications stockholders, MCK Communications, not less than twenty days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/ prospectus shall constitute that notice, and the applicable statutory provisions are attached to this proxy statement/ prospectus as Appendix D. Any holder of MCK Communications common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Appendix D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

     Electing Appraisal Rights

      A holder of shares of MCK Communications common stock wishing to exercise the holder’s appraisal rights must deliver to MCK Communications, before the vote on the adoption of the merger agreement at the MCK Communications special meeting, a separate written demand for the appraisal of the holder’s shares and must not vote in favor of the adoption of the merger agreement. A holder of shares of MCK Communications common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A proxy or vote against the adoption of the merger agreement will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The demand must reasonably inform MCK Communications of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder.

      All written demands for appraisal pursuant to Section 262 should be sent or delivered to MCK Communications at MCK Communications, Inc., 117 Kendrick Street, Needham, MA 02494-0708, Attn: Secretary. MCK Communications recommends that this notice be sent via registered or certified mail, with return receipt requested.

     Only Record Holders May Demand Appraisal Rights

      Only a holder of record of shares of MCK Communications common stock is entitled to assert appraisal rights for the shares of MCK Communications common stock registered in that holder’s name. A demand for appraisal in respect of shares of MCK Communications common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, and must state that the person intends thereby to demand appraisal of the holder’s shares of MCK Communications common stock in connection with the merger. If the shares of MCK Communications common stock are owned of record other than by the beneficial owner, such as by a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner, and if the shares of MCK Communications common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the record owner or owners. A record holder such as a broker, fiduciary, depositary or other nominee, who holds shares of MCK Communications common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of MCK Communications common stock held for one or more beneficial owners while not exercising the rights with respect to the shares of MCK Communications common stock held for other beneficial owners; in such case, however, the written demand must set forth the number of shares of MCK Communications common stock as to which appraisal is sought and where no number of shares of MCK Communications common stock is expressly mentioned the demand will be presumed to cover all shares of MCK Communications common stock held in the name of the record owner. Stockholders who hold their shares of MCK Communications common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

      Within ten days after the effective time of the merger, the surviving corporation must notify each holder of MCK Communications common stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of MCK Communications common stock who has so complied with the required conditions of Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the holder’s shares of MCK Communications common stock. The surviving corporation is under no obligation to and has no present intention to file a petition, and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, it is the obligation of the holders of MCK Communications common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of MCK Communications common stock within the time prescribed in Section 262.

      Within 120 days after the effective time of the merger, any holder of MCK Communications common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

     Appraisal Proceeding by Delaware Court

      If a petition for an appraisal is timely filed by a holder of shares of MCK Communications common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within twenty days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the holders of shares of MCK Communications common stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

      After determining the holders of MCK Communications common stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares of MCK Communications common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Although MCK Communications believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court. Holders of MCK Communications common stock considering seeking appraisal should be aware that the fair value of their shares of MCK Communications common stock as so determined could be more than, the same as, or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of MCK Communications common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Moreover, MCK Communications does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of common stock is less than the merger consideration. In determining “fair value,” the Court is required to take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings, and that “[f]air price obviously requires consideration all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger v. UOP, Inc., the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of MCK Communications common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. However, costs do not include attorneys’ fees and expert witness fees. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness expenses, although upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

     Effect of Appraisal Demand on Voting and Rights to Dividends; Tax Consequences

      Any holder of shares of MCK Communications common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares of MCK Communications common stock subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of MCK Communications common stock (except dividends or other distributions payable to holders of record of MCK Communications common stock as of a record date prior to the effective time of the merger). We describe below under the section of the document titled “The Merger — Material United States Federal Income Tax Consequences” beginning on page 64 the tax consequences to an MCK Communications stockholder who receives cash for his or her shares of MCK Communications common stock pursuant to the exercise of appraisal rights.

     Loss; Waiver or Withdrawal of Appraisal Rights

      If any stockholder who demands appraisal of shares of MCK Communications common stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal, the shares of MCK Communications common stock of the stockholder will be converted into the right to receive shares of Verso common stock as provided in the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. Such approval may be conditioned upon such terms as the Court deems just.

      Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event the holder of MCK Communications common stock will be entitled to receive the consideration specified in the merger agreement).

Regulatory Approvals

      There are no regulatory approvals required to consummate the merger.

Accounting Treatment

      The merger will be treated as a purchase under accounting principles generally accepted in the United States of America. The unaudited pro forma combined financial information contained in this proxy statement/ prospectus has been prepared using the purchase method of accounting. See the section of this document titled “Unaudited Pro Forma Consolidated Financial Information” beginning on page 80.

Material United States Federal Income Tax Consequences

      The following discussion describes the material United States federal income tax consequences of the merger and the cash dividend to be paid by MCK Communications to its stockholders. The cash dividend and merger will have no direct tax consequences to Verso shareholders. The following discussion is based on existing provisions of the United States Internal Revenue Code, which we refer to in this discussion as the Code, existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to MCK Communications stockholders, MCK Communications or Verso as described herein. This section does not discuss all United States federal income tax considerations that may be relevant to MCK Communications stockholders in light of their particular circumstances. Factors that could alter the tax consequences of the cash dividend and merger to an MCK Communications stockholder include whether such a stockholder:

•	is a dealer or broker in securities;

•	is subject to the alternative minimum tax provisions of the Code;

•	is a non-United States person or entity;

•	is a financial institution, tax-exempt organization or insurance company;

•	acquired MCK Communications shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

•	holds MCK Communications shares as part of a hedge, appreciated financial position, straddle or conversion transaction.

      In addition, this section does not discuss the tax consequences of the cash dividend and merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the cash dividend or merger, whether or not any such transactions are undertaken in connection with the cash dividend or merger, as the case may be, including, without limitation, any transaction in which MCK Communications shares are acquired or shares of Verso common stock are disposed of, or the tax consequences to holders of options or similar rights to acquire MCK Communications shares. This discussion assumes that MCK Communications stockholders hold their shares of MCK Communications stock as capital assets within the meaning of Section 1221 of the Code and that MCK Communications has no current or accumulated earnings and profits for the year in which the cash dividend and merger take place.

     Material United States Federal Income Tax Consequences of the Merger

      Subject to the conditions and limitations expressed in this discussion and the opinions rendered by Rogers & Hardin LLP, tax counsel to Verso, and McDermott, Will & Emery, tax counsel to MCK Communications, dated July 3, 2003, and based on such opinions and on representations contained in representation letters provided by Verso and MCK Communications, and on certain customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the completion of the merger, it is the opinion of Rogers & Hardin LLP and McDermott, Will & Emery that the merger will qualify as a tax-free reorganization under the Code. Accordingly, the material U.S. federal income tax consequences of the merger will be as follows:

•	MCK Communications stockholders will not recognize any gain or loss upon their receipt of Verso common stock in the merger;

•	the aggregate tax basis of the Verso common stock received by an MCK Communications stockholder in the merger will be the same as the aggregate adjusted (including an adjustment for the cash dividend) tax basis of the shares of MCK Communications stock surrendered in exchange therefor;

•	the holding period of the Verso common stock received by an MCK Communications stockholder in the merger will include the period for which the MCK Communications stock surrendered by such stockholder in exchange therefor was considered to be held; and

•	Verso and MCK Communications will not recognize gain or loss solely as a result of the merger.

      It is a condition to the closing of the merger that Verso and MCK Communications receive an opinion dated on or about the closing date of the merger from their respective tax counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on updated representation letters provided by Verso and MCK Communications to be delivered at the time of closing, and on certain customary factual assumptions, including the absence of changes in the relevant facts and law between the date of this proxy statement/ prospectus and the completion of the merger and that the cash dividend and merger are completed as described in the merger agreement and this proxy statement/ prospectus.

      A holder of shares of MCK Communications common stock who receives cash for all of his or her shares of MCK Communications common stock pursuant to the exercise of appraisal rights in connection with the merger generally will recognize capital gain or loss equal to the difference between the tax basis of the shares of MCK Communications common stock surrendered (after any adjustment for the cash dividend) and the amount of cash received. An MCK Communications stockholder receiving cash pursuant to the exercise of appraisal rights may be required to recognize gain or loss in the year the merger closes, irrespective of whether the stockholder actually receives payment for its shares of MCK Communications common stock in that year.

Material United States Federal Income Tax Consequences of the Cash Dividend from MCK Communications

      Subject to the conditions and limitations expressed in this discussion and in the opinion of McDermott, Will & Emery, tax counsel to MCK Communications, dated July 3, 2003, McDermott, Will & Emery is of the opinion that the material U.S. federal income tax consequences of the cash dividend are as follows: MCK Communications stockholders will not recognize any income on their share of the portion of the cash dividend up to their respective adjusted tax basis in their MCK Communications common stock, based on MCK Communications’ representations that MCK Communications has no current or accumulated earnings and profits for the year in which the cash dividend and merger take place. Instead, such portion of the cash dividend will be treated as a non-taxable return of capital that will reduce the MCK Communications stockholders’ adjusted tax basis in their MCK Communications common stock. The MCK Communications stockholders will recognize gain on their share of the cash dividend in excess of their respective adjusted tax basis in their MCK Communications common stock. Such gain will be treated as capital gain from the sale or exchange of stock and will be long-term capital gain if the MCK Communications stockholder has held the shares of MCK Communications common stock for more than one year at the time the cash dividend is made. The cash dividend will have no direct tax consequences to Verso or MCK Communications.

      Unless an exemption applies under applicable law and regulations, payments by MCK Communications of cash to an MCK Communications stockholder prior to the merger will be subject to backup withholding at a rate of 28% unless the stockholder has provided to MCK Communications the information, including such stockholder’s taxpayer identification number, and certification necessary to avoid backup withholding, or unless an applicable exemption exists and is proved in a manner satisfactory to MCK Communications.

      Neither Verso nor MCK Communications will request a ruling from the Internal Revenue Service in connection with the cash dividend or the merger. The tax opinions referred to above do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from asserting a contrary opinion. If the Internal Revenue Service successfully challenged the status of the merger as a reorganization, MCK Communications stockholders would recognize taxable gain or loss with respect to each share of MCK Communications stock surrendered in the merger equal to the difference between the fair market value, as of the completion of the merger, of the Verso common stock received in the merger and the holders’ basis in the shares of MCK Communications common stock exchanged therefor. In such event, a holder’s aggregate basis in the Verso common stock so received would equal the fair market value of such stock as of the effective time of the merger and the holder’s holding period for such stock would begin the day after the merger.

      Each MCK Communications stockholder that receives Verso common stock in the merger will be required to file a statement with his, her or its federal income tax return setting forth the stockholder’s basis in the MCK Communications stock surrendered and the fair market value of the Verso stock received in the merger, and to retain permanent records of these facts relating to the merger.

      The preceding discussion is intended only as a summary of United States federal income tax consequences of the cash dividend and merger and does not purport to be a complete analysis or discussion of all potential tax effects relevant thereto. Thus, MCK Communications stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the cash dividend and merger, including tax return reporting requirements, the applicability and effect of foreign, federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

Resale of Verso Common Stock by Affiliates of MCK Communications

      The shares of Verso common stock to be issued in the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act of 1933, except for shares issued to any shareholder who may be deemed to be an “affiliate” of MCK Communications for purposes of Rule 145 under the Securities Act of 1933 as of the date of the MCK Communications special meeting. Affiliates of MCK Communications may not sell their shares of Verso common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act of 1933 covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act of 1933. Persons who may be deemed to be affiliates of MCK Communications generally include individuals who, or entities that, control, are controlled by or are under common control with MCK Communications, and may include certain officers, directors and principal shareholders of MCK Communications.

      In addition, MCK Communications has agreed to use its reasonable best efforts to obtain from each person who is an affiliate of MCK Communications a signed affiliate agreement prior to the completion of the merger. Pursuant to the affiliate agreement, each affiliate of MCK Communications will agree not to sell, pledge, transfer or otherwise dispose of any shares of Verso common stock issued to the affiliate in the merger, except in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act of 1933 and shall agree to the placement of certain restrictive legends on the certificates representing Verso common stock which the affiliate will receive in the merger.

THE MERGER AGREEMENT

Merger Consideration

      In connection with the merger, merger consideration consisting of an aggregate of 18,280,000 shares of Verso common stock will be issued in exchange for all of the shares of MCK Communications common stock outstanding at the effective time of the merger (other than shares for which appraisal rights have been properly demanded, if any). The value of the merger consideration that MCK Communications stockholders will receive in the merger will depend on the market price of Verso common stock at the time of the merger. There will be no adjustment in the aggregate number of shares of Verso common stock comprising the merger consideration based on fluctuations in the market price of Verso common stock.

      At the effective time of the merger, each share of MCK Communications common stock outstanding at such time (other than shares for which appraisal rights have been properly demanded, if any) shall be converted into the right to receive its pro rata portion (based on all outstanding shares of MCK Communications common stock at the effective time of the merger) of the merger consideration. The actual number of shares of Verso common stock that you will receive in exchange for your shares of MCK Communications common stock will vary depending on the aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger. The aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger will depend on the number of MCK Communications stock options that are exercised prior to the effective time of the merger, which will also depend on the trading price of MCK Communications common stock at that time. The following table provides information about the number of outstanding MCK Communications stock options and the exercise prices of those options as of August 14, 2003:

Exercise Price	Stock Options

$0.098-$2.25	971,407
$3.8125-$4.375	24,922
$4.4375	27,500
$5.812-$33.9375	305,095

      If the price of MCK Communications common stock is between $2.50 and $4.50 per share prior to the merger, MCK Communications expects that approximately 1,025,000 stock options would be exercised. If the stock options were exercised on a net exercise basis, MCK Communications expects that approximately 500,000 shares of MCK Communications common stock would be issued upon exercise of those options. Alternatively, if the exercise price of the stock options were paid in cash, approximately 1,025,000 shares of MCK Communications common stock would be issued upon exercise of the stock options.

      Based on the above assumptions, if the price of MCK Communications common stock is between $2.50 and $4.50 per share prior to the merger, MCK Communications expects that the number of outstanding shares of its common stock would be between 21,178,682 and 21,703,682 at the time of the merger. Accordingly, if you held 100 shares of MCK Communications common stock at the time of the merger, you would receive between 84 and 86 shares of Verso common stock.

      As discussed above, the number of MCK Communications stock options that MCK Communications expects will be exercised, and the shares of MCK Communications common stock that will be issued if the stock options are exercised will vary depending upon the price of MCK Communications common stock, which is dependent on the price of Verso common stock. Accordingly, the price of Verso common stock will affect the ratio at which shares of MCK Communications common stock will be converted into shares of Verso common stock. See the section of this document below titled “The Merger Agreement — Per Share Exchange Ratio and Dividend Amount.”

      Each share of Verso common stock issued and outstanding at the effective time of the merger will remain outstanding and unchanged as a result of the merger.

Cash Dividend on MCK Communications Common Stock

      In connection with the completion of the merger, MCK Communications’ board of directors will declare a cash dividend payable to MCK Communications stockholders of record as of the record date for the cash dividend. The cash dividend will be an amount determined by MCK Communications’ board of directors, provided that the sum of MCK Communications’ unrestricted and restricted cash at the effective time of the merger equals no less than $6,363,720, with MCK Communications’ restricted cash representing no more than $2,000,000 of such amount. See the section of this document titled “The Merger Agreement — What We Must Do to Complete the Merger” beginning on page 74. If the price of Verso common stock is $3.25 per share, MCK Communications estimates that the aggregate amount of the cash dividend would be between $24.7 million and $26.3 million. MCK Communications’ board of directors has not yet set the record date for the cash dividend but the record date is expected to be the effective date of the merger.

      The actual aggregate dividend amount will depend upon the amount of cash available to MCK Communications, including the proceeds received by MCK Communications upon exercise of stock options, after it has reserved the amounts necessary to:

•	satisfy its operating expenses, transaction expenses (including the fees to be paid to its investment banking advisor), the payments to be made to its executive officers and other key employees pursuant to its Bonus Plan, and other payables through the effective time of the merger (as estimated two business days prior to the effective time of the merger);

•	fund certain restructuring costs related to the merger; and

•	satisfy the condition to the merger that MCK Communications have no less than $6,363,720 in cash (no more than $2,000,000 of which may be restricted) at the effective time of the merger.

      The fees payable to Raymond James & Associates, Inc., MCK Communications’ investment banking advisor in connection with the merger, and the amounts payable to MCK Communications executive officers and key employees pursuant to the Bonus Plan, are based upon the value of MCK Communications at the time of the merger, which is determined by reference to the trading price of Verso common stock. To the extent the fees payable to Raymond James & Associates, Inc. and the payments made to MCK Communications’ officers and key employees pursuant to the Bonus Plan increase, the aggregate dividend amount will decrease.

      If the price of Verso common stock is $3.25 per share, MCK Communications expects that the aggregate dividend amount would be between $24.7 million and $26.3 million. Accordingly, assuming that there are between 21,178,682 and 21,703,682 shares of MCK Communications common stock issued and outstanding on the record date for the dividend, based on the same assumptions set forth above, if you held 100 shares of MCK Communications common stock at the time of the merger, you would receive a dividend of between $114 and $124.

Treatment of MCK Communications Stock Options and MCK Communications Stock Option Plans

      Verso will not assume or substitute options for any stock options outstanding and unexercised pursuant to any MCK Communications stock option plans. No later than eighteen days prior to the anticipated closing date of the merger, MCK Communications will take all necessary actions (including providing all required notices) to ensure that each outstanding MCK Communications stock option, whether vested or unvested, shall, subject to the consummation of the merger, be fully vested and exercisable for a period of fifteen days after the date of such notice, and that each MCK Communications stock option plan shall terminate as of the effective time of the merger.

Per Share Exchange Ratio and Dividend Amount

      The actual number of shares of Verso common stock and the actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own cannot be determined until two business days prior to the anticipated closing of the merger. Conse-

quently, the actual exchange ratio and dividend amount per share of MCK Communications common stock may differ from the estimates provided in this document.

      As previously discussed, the actual number of shares of Verso common stock that MCK Communications stockholders will receive in exchange for each share of MCK Communications common stock they own will vary depending on the aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger. The actual dividend amount that MCK Communications stockholders will receive for each share of MCK Communications common stock that they own will depend upon the aggregate number of shares of MCK Communications common stock outstanding at the effective time of the merger and the actual aggregate dividend amount. As previously discussed, the actual aggregate dividend amount will depend upon the amount of cash available to MCK Communications after it has reserved the amounts necessary to satisfy its expenses and other payables through the effective time of the merger, to fund certain restructuring costs related to the merger and to maintain at least $6,363,720 in cash (no more than $2,000,000 of which may be restricted) that it is required to have at the effective time of the merger.

      By the date which is two business days prior to the anticipated closing of the merger, MCK Communications will know the aggregate number of shares of MCK Communications common stock which will be outstanding at the effective time of the merger because, after such date, outstanding MCK Communications stock options will no longer be exercisable and MCK Communications will not issue any additional shares of MCK Communications common stock. By such date, MCK Communications will also know the amounts it expects will be necessary to satisfy its expenses and other payables through the effective time of the merger because such amounts are based upon a preliminary projected balance sheet as to which Verso and MCK Communications must agree by such date.

      Promptly after the date which is two business days prior to the anticipated closing of the merger, Verso and MCK Communications will determine the actual per share exchange ratio and dividend amount MCK Communications stockholders will receive in the merger and will post them on their respective websites at www.verso.com and www.mck.com. Verso and MCK Communications expect that the anticipated closing date of the merger will be the date of the MCK Communications special meeting. Consequently, Verso and MCK Communications expect to post to their respective websites the actual per share exchange ratio and dividend amount prior to the MCK Communications special meeting.

      As previously discussed, the price of Verso common stock will have an effect on both the number of MCK Communications stock options that MCK Communications expects to be exercised prior to the merger and the aggregate amount of the cash dividend that will be paid to MCK Communications stockholders in connection with the merger. Set forth below is a table summarizing estimates of the effect of a change in the price of Verso common stock on the cash dividend that MCK Communications expects to pay to the holders of its common stock and the per share exchange ratio in the merger.

			Estimated Number of	Estimated Value of
			Shares of Verso	Verso Common Stock
			Common Stock to be	and Per Share
			Issued in Exchange	Dividend to be
			for Each Share	paid per share
Price of Verso	Estimated Aggregate		of MCK	of MCK
Common	Dividend Amount	Estimated Per Share	Communications	Communications
Stock	(in millions)	Dividend Amount	Common Stock	Common Stock

$1.00	$27.20-28.80	$1.25-1.36	0.85 - 0.87	$2.10-2.23
2.00	26.80-28.40	1.24-1.33	0.84 - 0.86	2.92-3.05
2.25	26.30-27.90	1.21-1.31	0.84 - 0.86	3.10-3.24
2.50	25.70-27.30	1.19-1.28	0.84 - 0.86	3.29-3.43
2.75	25.20-26.80	1.16-1.26	0.84 - 0.86	3.47-3.62
3.00	24.90-26.50	1.15-1.24	0.84 - 0.86	3.67-3.82
3.25	24.70-26.30	1.14-1.24	0.84 - 0.86	3.87-4.04
3.50	24.60-26.20	1.13-1.23	0.84 - 0.86	4.07-4.24
3.75	24.40-26.00	1.12-1.22	0.84 - 0.86	4.27-4.44
4.00	24.30-25.90	1.12-1.21	0.84 - 0.86	4.48-4.65
5.00	23.80-25.40	1.09-1.19	0.84 - 0.85	5.29-5.44

      For purposes of the above table, MCK Communications made the following assumptions regarding the exercise of outstanding options to purchase MCK Communications common stock:

•	If the price of Verso common stock is $1.00 per share, between 400,000 (if exercised on a net exercise basis) and 975,000 (if exercised on a cash exercise basis) shares of MCK Communications common stock would be issued upon the exercise of outstanding stock options;

•	If the price of Verso common stock is between $2.00 and $4.00 per, between 565,000 (if exercised on a net exercise basis) and 1,025,000 (if exercised on a cash exercise basis) shares of MCK Communications common stock would be issued upon the exercise of outstanding stock options; and

•	If the price of Verso common stock is $5.00 per share, between 750,000 (if exercised on a net exercise basis) and 1,100,000 (if exercised on a cash exercise basis) shares of MCK Communications common stock would be issued upon the exercise of outstanding stock options.

      Accordingly, the outstanding shares of MCK Communications common stock used in the above table, based upon the assumptions set forth above and the 20,678,682 shares of MCK Communications common stock issued and outstanding on August 14, 2003, are as follows:

•	If the price of Verso common stock is $1.00 per share, between 21,078,682 and 21,653,682 shares of MCK Communications common stock would be issued and outstanding;

•	If the price of Verso common stock is between $2.00 and $4.00 per share, between 21,243,682 and 21,703,682 shares of MCK Communications common stock would be issued and outstanding; and

•	If the price of Verso common stock is $5.00 per share, between 21,428,682 and 21,778,682 shares of MCK Communications common stock would be issued and outstanding.

Fractional Shares

      No fractional shares of Verso common stock will be issued to MCK Communications stockholders in the merger. Instead, each fractional share of Verso common stock which would have been otherwise issued shall be rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded to the next succeeding whole number.

Exchange of Certificates

      Verso will appoint American Stock Transfer & Trust Company, or another bank or trust company reasonably acceptable to MCK Communications, as exchange agent for the exchange of the merger consideration upon surrender of certificates representing the outstanding shares of MCK Communications common stock. On or before the effective time of the merger, Verso will deposit with the exchange agent certificates representing the Verso common stock constituting the merger consideration to be issued in the merger.

      As soon as reasonably practicable after the effective time of the merger, the exchange agent will deliver to the MCK Communications stockholders of record immediately prior to the effective time of the merger, transmittal materials for use in exchanging their certificates representing MCK Communications common stock for certificates representing the Verso common stock constituting the merger consideration. MCK Communications stockholders should not forward their MCK Communications certificates until they receive the transmittal materials. Upon the delivery to the exchange agent of MCK Communications certificates (or indemnity reasonably satisfactory to Verso and the exchange agent for any lost, stolen or destroyed certificates), the exchange agent will deliver certificates representing shares of Verso common stock into which shares of a shareholder’s MCK Communications common stock are converted in the merger.

      Until the MCK Communications certificates are surrendered, and subject to applicable law, they will, as of the merger, represent ownership of the number of shares of Verso common stock into which the shares of MCK Communications common stock represented by the MCK Communications certificates were converted in the merger. The holders of MCK Communications certificates will be entitled to all rights and privileges of holders of Verso common stock, except that holders of MCK Communications certificates will not be entitled to receive dividends or any other distributions declared by Verso until the MCK Communications certificates are surrendered. After the MCK Communications certificates are surrendered, the holders of newly issued Verso certificates will be paid, without interest, any dividends or other distributions with respect to the shares of Verso common stock the record date for which is after the merger.

      After the effective time of the merger, there will be no further transfers on the records of MCK Communications of the MCK Communications common stock. If the MCK Communications certificates are presented to Verso or the exchange agent for transfer, then they will be cancelled against delivery of Verso certificates. If any MCK Communications certificate has not been surrendered within five years after the effective date of the merger, then any shares of Verso common stock, dividends or other distributions in respect of such certificate will, to the extent permitted by applicable law, become the property of the MCK Communications as the surviving corporation in the merger.

Management and Boards of Directors after the Merger

Management of Verso and MCK Communications

      If the merger is completed, then the officers of Verso prior to the merger will continue to serve as officers of Verso after the merger, and the officers of MCK Communications prior to the merger shall be replaced after the merger by the officers of the wholly-owned subsidiary of Verso that merged with and into MCK Communications. Currently, Messrs. Odom and Logsdon and Ms. Reising serve as Chief Executive Officer, President and Vice President, respectively, of such wholly-owned subsidiary of Verso, and after the merger, shall serve in such positions as officers of MCK Communications.

     Verso’s Board of Directors

      If the merger is completed, then the directors of Verso prior to the merger will continue to serve as directors of Verso after the merger. Biographies of the current directors of Verso are set forth below.

      Paul R. Garcia, age 51, has served as a director of Verso since April 2003. Mr. Garcia also currently serves as a member of Verso’s audit committee. Mr. Garcia has served as a director, President and Chief Executive Officer of Global Payments, Inc. since February 2001. Mr. Garcia also currently serves as chairman of the Board of Global Payments, Inc. From June 1999 to January 2001, he served as Chief Executive Officer of NDC eCommerce. From March 1997 to September 1998, he served as President and Chief Executive Officer of Productivity Point International. From 1995 to 1997, he served as Group President of First Data Card Services.

      Gary H. Heck, age 59, has served as a director of Verso since September 2000. From January 2000 to September 2000, Mr. Heck served as a director of Cereus Technology Partners, Inc., which Verso acquired in September 2000 (“Cereus”). Mr. Heck has been a consultant since 1989, most recently serving as a Managing Partner and a co-founder of PacifiCom, a consulting services company. From 1987 until 1989, Mr. Heck was President and Chief Executive Officer of Telematics Products, Inc., a telecommunications products company. From 1983 until 1987, Mr. Heck held various executive positions at Pacific Telesis Corporation, one of the nation’s largest Regional Bell Operating Companies, and completed his tenure as a corporate officer of several subsidiaries of Pacific Telesis and as Chief Executive Officer of PacTel Products Corporation. From 1977 until 1983, Mr. Heck was a Division Manager and District Manager at AT&T Corporation, where he was responsible for sales and marketing programs. From 1967 until 1977, Mr. Heck held various positions at Pacific Telephone & Telegraph.

      James M. Logsdon, age 56, has served as President, Chief Operating Officer and a director of Verso since September 2000. From January 2000 to September 2000, Mr. Logsdon also served as President, Chief Operating Officer and a director of Cereus. From January 1998 to January 2000, Mr. Logsdon served as Vice President and General Manager of Branch Operations — East for the Network Services division of GTE Corporation, a global telecommunications company. From January 1991 to December 1997, he served as GTE’s Vice President, Sales & Marketing — Commercial Markets.

      Amy L. Newmark, age 46, has served as a director of Verso since September 2000. From January 2000 to September 2000, Ms. Newmark served as a director of Cereus. Ms. Newmark is a private investor in the technology, Internet and telecommunications fields. From 1995 to 1997, she served as Executive Vice President of Strategic Planning at Winstar Communications, Inc. Prior to 1995, Ms. Newmark served as the general partner of Information Age Partners, L.P., a hedge fund investing primarily in technology and emerging growth companies. Before that, Ms. Newmark was a securities analyst specializing in telecommunications and technology companies. Ms. Newmark is also a director of U.S. Wireless Data, Inc.

      Steven A. Odom, age 50, has served as the Chief Executive Officer and a director of Verso since September 2000 and as the Chairman of the Board since December 2000. From January 2000 to September 2000, Mr. Odom served as the Chairman of the Board and the Chief Executive Officer of Cereus. From 1994 until June 1998, Mr. Odom served as Chairman of the Board and Chief Executive Officer of World Access, Inc., a provider of voice, data and Internet products and services around the world. Mr. Odom served as Chairman of World Access, Inc. from June 1998 until June 1999. He served as Chief Executive Officer of World Access, Inc. from 1994 until 1998. From 1990 until 1994, Mr. Odom was a private investor in several companies, including World Access, Inc. and its predecessor. From 1987 until 1990, he served as President of the PCS Division of Executone Information Systems in Atlanta, Georgia, a public company that manufactured and distributed telephone systems. From 1983 until 1987, Mr. Odom was the founder, Chairman and Chief Executive Officer of Data Contract Company, Inc., a manufacturer of telephone switching equipment and intelligent pay telephones. From 1974 until 1983, he served as the Executive Vice President of Instrument Repair Service, a private company co-founded by Mr. Odom in 1974 that repaired test instruments for local exchange carriers.

      Stephen E. Raville, age 56, has served as a director of Verso since October 1997. Mr. Raville also currently serves as a member of Verso’s audit committee. Since 1996, Mr. Raville served as Chief Executive Officer and Chairman of the Board of Telscape Communications, Inc. Mr. Raville is also President and controlling shareholder of First Southeastern Corporation, a private investment company he formed in 1992. In 1983, Mr. Raville founded TA Communications, a long-distance telephone company, and served as its President, Chief Executive Officer and Chairman of the Board. In 1985, in conjunction with a merger between TA Communications and Advanced Telecommunications Corporation, Mr. Raville became Chairman and Chief Executive Officer of Advanced Telecommunications until the merger of Advanced Telecommunications into MCI WorldCom, Inc. in late 1992.

      Juliet M. Reising, age 52, has served as Executive Vice President, Chief Financial Officer, Secretary, Treasurer and a director of Verso since September 2000. Ms. Reising also served as the Executive Vice President, Chief Financial Officer and a director of Cereus from March 2000 to September 2000. From February 1999 to March 2000, Ms. Reising served as Chief Financial Officer of MindSpring Enterprises, Inc., an Internet service provider that merged with EarthLink, Inc. in February 2000. From September 1998 to February 1999, Ms. Reising served as Chief Financial Officer of AvData, Inc., a network management services company acquired by ITC DeltaCom, Inc. in 1999. From September 1997 to September 1998, Ms. Reising served as Vice President and Chief Financial Officer for Composit Communications International, Inc., an international software development company. From August 1995 to September 1997, Ms. Reising served as Vice President and Chief Financial Officer of InterServ Services Corporation, which was merged with Aegis Communications, Inc. in 1997. Ms. Reising started her career with Ernst & Young LLP in Atlanta, Georgia, where she received her certified public accountant license.

      Joseph R. Wright, Jr., age 64, has served as a director of Verso since September 2000. Mr. Wright also currently serves as a member of Verso’s audit committee. From January 2000 to September 2000, Mr. Wright served as a director of Cereus. Mr. Wright is presently President and Chief Executive Officer of PanAmSat Corp., a provider of global satellite-based communications services, servicing news organizations, telecommunications companies, DirectTV services, Internet networks and others around the globe. In the six years prior to taking these positions in 2001, Mr. Wright served as Vice Chairman of Terremark Worldwide, Inc., a public company that develops and operates Network Access Point centers in the United States and Brazil. Mr. Wright also served as Chairman and director of GRC International, Inc., a public company that provides advanced Internet and software technologies to government and commercial customers. In March 2000, GRC

International, Inc. was acquired by AT&T Corp. From 1989 through 1994, Mr. Wright also served as a Co-Chairman and a director of Baker & Taylor Holdings, Inc., an international book/video/ software distribution and e-commerce company. Mr. Wright also served as Vice Chairman, Executive Vice President and director of W.R. Grace & Company, a specialty chemicals and healthcare company, Chairman of Grace Energy Company, and President of Grace Environmental Company. He served as Deputy Director, then Director, of the Federal Office of Management and Budget under President Reagan, serving in the Cabinet and the Executive Office of the President from 1982 to 1989. He also served as Deputy Secretary of the Department of Commerce from 1981 to 1982. Mr. Wright previously held positions as President of two of Citibank’s subsidiaries, as a partner of Booze Allen and Hamilton and in various management and economic positions in the Federal Departments of Commerce and Agriculture. In addition, Mr. Wright currently serves on the Board of Advisors/ Directors of Terremark Worldwide, Inc., Titan Corporation, Baker & Taylor Holdings, Inc., Jefferson Consulting Group, AT&T, Government Markets, Proxim Corp. and Barington Capital.

      There are no material relationships between Verso or its directors and officers and MCK Communications or its directors and officers except as contemplated by the merger agreement or as described in this proxy statement/ prospectus. In the ordinary course of business and from time to time Verso, MCK Communications and their affiliates and subsidiaries may do business with each other.

      To the best of Verso’s knowledge, (i) there are no material proceedings to which any director of Verso is a party, or has a material interest, adverse to Verso, and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of these people during the past five years.

     MCK Communications’ Board of Directors

      If the merger is completed, then MCK Communications will become a wholly-owned subsidiary of Verso, and MCK Communications’ board of directors will be replaced by the members of the board of directors of the wholly-owned subsidiary of Verso that merged with and into MCK Communications. Ms. Reising is currently the sole member of the board of directors of such wholly-owned subsidiary of Verso, and after the merger, shall serve as the sole director of MCK Communications.

Representations and Warranties

      In the merger agreement, each of Verso and MCK Communications has made representations and warranties relating to, among other things:

•	corporate existence, qualification to conduct business and corporate standing and power;

•	capital structure;

•	ownership of subsidiaries and equity interests in other entities;

•	corporate authority to enter into and carry out the obligations under the merger agreement and enforceability of the merger agreement;

•	that the execution of the merger agreement and consummation of the merger does not conflict with any other agreement;

•	the accuracy and completeness of each company’s filings with the SEC;

•	financial statements;

•	the absence of certain changes or events specified in the merger agreement;

•	litigation;

•	compliance with laws, regulations and other requirements;

•	employee benefits;

•	its properties and assets;

•	material agreements and contracts;

•	tax matters;

•	actions that would prevent the merger from constituting a tax-free reorganization;

•	opinions of financial advisors;

•	intellectual property; and

•	payment of fees to finders or brokers in connection with the merger agreement.

      For detailed information on these representations and warranties, see the merger agreement and the amendments to the merger agreement attached to this proxy statement/ prospectus as Appendices A, A-1 and A-2.

What We Must Do to Complete the Merger

     Mutual Conditions

      The respective obligations of MCK Communications and Verso to complete the merger are subject to the satisfaction of the following conditions, any of which, except as otherwise set forth in the merger agreement, Verso or MCK Communications may waive:

•	the MCK Communications stockholders shall have approved and adopted the merger agreement and approved the merger;

•	the registration statement registering the shares of Verso common stock to be issued in the merger shall have been declared effective by the SEC, no stop order suspending the effectiveness shall have been issued and remain in effect, and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

•	no temporary judgment issued by any court of competent jurisdiction or other law preventing the completion of the merger shall be in effect;

•	any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the completion of the merger, shall have been obtained or made;

•	all governmental waivers, consents, orders and approvals and all consents from lenders, lessors or any other third parties required for the completion of the merger and the related transactions shall have been obtained and be in effect as of the effective time of the merger, except where the failure to obtain such approval or consent would not be reasonably likely to have a Verso material adverse effect or an MCK Communications material adverse effect; and

•	no suit, action or proceeding by any governmental entity is pending or threatened, that has a reasonable likelihood of success, which challenges the acquisition of the MCK Communications common stock, seeks to prohibit the completion of the merger or related transactions, seeks to obtain any material damages from Verso or MCK Communications, or seeks to prohibit or limit the ownership or operation by Verso, MCK Communications or their respective subsidiaries of any material portion of their respective businesses or assets or to compel the disposition of any portion of such businesses or assets, as a result of the merger or any related transaction.

     Verso’s Conditions

      Verso’s obligation to consummate the merger is subject to the satisfaction of the following conditions, any of which Verso may waive, except with respect to the delivery of the tax opinion which may not be waived by Verso after the MCK Communications stockholders have approved and adopted the merger agreement and approved the merger, unless further stockholder approval is obtained:

•	MCK Communications shall have performed in all material respects all of its obligations required under the merger agreement and all representations and warranties made by MCK Communications in the merger agreement shall be true and correct in all material respects as of the closing date of the merger, except where such failure to be true and correct shall not have an MCK Communications material adverse effect;

•	Verso shall have received an opinion dated on or about the closing date of the merger of Rogers & Hardin LLP, counsel to Verso, reasonably satisfactory to Verso, regarding the qualification of the merger as a reorganization under the United States Internal Revenue Code;

•	at least five business days prior to the estimated effective time of the merger, Verso shall have received a preliminary projected balance sheet as of the estimated effective time of the merger, prepared by MCK Communications in accordance with generally accepted accounting practices and which balance sheet shall be reasonably accepted and agreed to by Verso within two business days of the estimated effective time of the merger;

•	at the effective time of the merger, MCK Communications’ adjusted working capital (working capital less cash, cash equivalents and marketable securities, and excluding certain liabilities set forth in the merger agreement) shall be no less than $1,933,000, as evidenced by the preliminary projected balance sheet;

•	at the effective time of the merger, the sum of (i) MCK Communications’ restricted cash (comprising MCK Communications’ restricted securities and cash shown on the preliminary projected balance sheet), and (ii) MCK Communications’ unrestricted cash (comprising MCK Communications’ non-restricted cash, cash equivalents and marketable securities shown on the preliminary projected balance sheet, less the cash dividend amount payable to MCK Communications stockholders, bonuses payable under the MCK Communications Bonus Plan and certain liabilities set forth in the merger agreement) shall equal no less than $6,363,720;

•	MCK Communications’ restricted cash shown on the preliminary projected balance sheet shall equal no more than $2,000,000; and

•	since April 21, 2003, there shall not have been any event or development that, individually or in the aggregate, has had an MCK Communications material adverse effect.

     MCK Communications’ Conditions

      MCK Communications’ obligation to consummate the merger is subject to the following conditions, any of which MCK Communications may waive, except with respect to the delivery of the tax opinion, which may not be waived by MCK Communications after the MCK Communications stockholders have approved and adopted the merger agreement and approved the merger, unless further stockholder approval is obtained, below:

•	Verso and the merger subsidiary shall have performed in all material respects all of their obligations required under the merger agreement and all representations and warranties made by Verso and the merger subsidiary in the merger agreement shall be true and correct in all material respects as of the closing date of the merger, except where such failure to be true and correct shall not have a Verso material adverse effect;

•	MCK Communications shall have received an opinion dated on or about the closing date of the merger of McDermott, Will & Emery, MCK Communications’ counsel, or Rogers & Hardin LLP, Verso’s counsel, reasonably satisfactory to MCK Communications, regarding the qualification of the merger as a reorganization under the United States Internal Revenue Code;

•	MCK Communications shall not be aware of any action or condition that could reasonably be expected to prevent the merger from qualifying as a reorganization under the United States Internal Revenue Code;

•	MCK Communications’ board of directors shall have declared and set a record date for the holders of MCK Communications common stock entitled to payment of the cash dividend contemplated by the merger agreement, in an amount that would not cause the sum of MCK Communications’ unrestricted cash and MCK Communications’ restricted cash to be less than $6,363,720 at the effective time or of the merger; and

•	since April 21, 2003, there shall not have been any event or development that, individually or in the aggregate, has had a Verso material adverse effect.

      For purposes of the merger agreement and this proxy statement/ prospectus, a “Verso material adverse effect” or an “MCK Communications material adverse effect” means any change, effect or event that is materially adverse to the business, assets, condition (financial or otherwise) or results of operations of Verso or MCK Communications (as applicable) and its subsidiaries taken as a whole, other than any effect:

•	relating to general economic, financial or securities market conditions;

•	relating to industry conditions not unique to Verso or MCK Communications (as applicable); or

•	resulting from the announcement of the merger agreement and related transactions.

      There can be no assurance that the conditions to the completion of the merger will be satisfied or waived. If the conditions to either party’s obligations are not satisfied in any material respect, then the other party may terminate the merger agreement. See the section of this document titled “The Merger Agreement -Termination of the Merger Agreement” beginning on page 76.

Waiver and Amendment

      The merger agreement may be amended by the parties at any time before or after the receipt of the approval of the MCK Communications stockholders of the adoption of the merger agreement and approval of the merger, except that after the receipt of such approval, no amendment shall be made that by law requires further approval of the MCK Communications stockholders without their further approval. All amendments to the merger agreement must be in writing signed by each party.

      At any time prior to the effective time of the merger, any party to the merger agreement may:

•	extend the time for performance of any obligation of the other parties to the merger;

•	waive compliance with any agreements or conditions in the merger agreement; or

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any related document.

Termination of the Merger Agreement

      The merger agreement may be terminated at any time:

•	by the mutual written consent of Verso and MCK Communications;

•	by either Verso or MCK Communications, if the merger is not completed by December 31, 2003, without the fault of the terminating party;

•	by either Verso or MCK Communications, if any governmental entity takes any action permanently enjoining or otherwise prohibiting the merger, and the action shall have become final and nonappealable;

•	by Verso or MCK Communications, if any condition to the completion of the merger becomes incapable of satisfaction prior to December 31, 2003, without fault of the terminating party;

•	by either Verso or MCK Communications, if the MCK Communications stockholders do not approve the adoption of the merger agreement and the approval of the merger at the MCK Communications special meeting;

•	by Verso or MCK Communications, if MCK Communications’ board of directors withdraws, or proposes publicly to do so, its approval of the merger agreement or the merger; fails to recommend to the MCK Communications stockholders that they the approve the merger agreement and the merger; or approves or proposes publicly to do so, any proposal for a competing transaction;

•	by Verso, if MCK Communications breaches or fails to perform in any material respect any of its representations, warranties or covenants under the merger agreement, and the breach remains uncured for the applicable period;

•	by Verso, if MCK Communications or its officers, directors or representatives take any action which is prohibited by the merger agreement in connection with a proposal for a competing transaction (as described below); and

•	by MCK Communications, if Verso breaches or fails to perform in any material respect any of its representations, warranties or covenants under the merger agreement, and the breach remains uncured for the applicable period.

A proposal for a competing transaction for MCK Communications is any proposal for:

•	any merger, consolidation, share exchange, business combination, liquidation, dissolution, recapitalization or other similar transaction involving MCK Communications;

•	the acquisition of over 25% of the equity securities of MCK Communications; or

•	any acquisition, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial portion of MCK Communications’ assets in a single transaction or series or related transactions, in each case other than the merger and certain acquisitions permitted by the merger agreement.

      The representations and warranties and most of the covenants in the merger agreement will terminate upon the merger. The agreements surviving the merger deal primarily with Verso’s obligations with respect to exchange procedures for the MCK Communications common stock, representations made in this proxy statement/ prospectus and management of MCK Communications after the merger. After the merger, neither of the parties will have any liability to the other because of any breach of the merger agreement, except with respect to agreements of the parties which by their terms are intended to be performed after the merger.

Termination Fees and Expenses

      With limited exceptions, MCK Communications has agreed not to offer to sell its business, stock or assets to, or carry on negotiations with respect to the sale of its business, stock or assets with, any third party. The merger agreement prohibits MCK Communications and its representatives, among other things, from having any discussions or entering into any negotiations regarding a proposal for a competing transaction unless MCK Communications’ board of directors first concludes, in good faith after consultation with outside counsel, that those discussions are required by the fiduciary obligations of MCK Communications’ board of directors, and MCK Communications’ board of directors then determines that the proposal for the competing transaction is reasonably likely to result in a superior proposal. A superior proposal is a proposal for a competing transaction, not subject to financing, that MCK Communications’ board of directors concludes, in good faith after consultation with its financial advisor and outside counsel, to be more favorable to the MCK Communications stockholders than the merger and is, in the good faith judgment of MCK Communications’ board of directors, reasonably likely to be completed.

Termination Fee Payable by MCK Communications

      MCK Communications has agreed to pay Verso a termination fee of $600,000 if the merger agreement is terminated because:

•	MCK Communications’ board of directors withdraws, or proposes publicly to do so, its approval of the merger agreement or the merger or the merger agreement; fails to recommend to the MCK Communications stockholders that they the approve the merger agreement and the merger; or approves, or publicly proposes to do so, any proposal for a competing transaction;

•	MCK Communications or its officers, directors or representatives take any action which is prohibited by the merger agreement in connection with a proposal for a competing transaction;

•	the merger is not completed by December 31, 2003, without the fault of the terminating party, and a proposal for a competing transaction is outstanding with respect to MCK Communications at the time of termination and within twelve months MCK Communications enters into a definitive agreement to consummate or consummates the competing transaction;

•	any condition to closing the merger becomes incapable of satisfaction prior to December 31, 2003, without fault of the terminating party, and a proposal for a competing transaction is outstanding with respect to MCK Communications at the time of termination and within 12 months MCK Communications enters into a definitive agreement to consummate or consummates the competing transaction; or

•	MCK Communications breaches or fails to perform in any material respect any of its representations, warranties or covenants under the merger agreement, which breach remained uncured for the applicable period, and a proposal for a competing transaction is outstanding with respect to MCK Communications at the time of termination and within twelve months MCK Communications enters into a definitive agreement to consummate or consummates the competing transaction.

Expenses Payable by MCK Communications

      MCK Communications shall pay Verso its reasonable out-of-pocket expenses incurred in connection with the merger agreement and the merger, up to $600,000, if Verso terminates the merger agreement because the MCK Communications stockholders have not approved the adoption of the merger agreement and approved the merger at the MCK Communications special meeting.

Covenants Pending Closing

      Verso and MCK Communications have agreed to use reasonable efforts in good faith to take all actions and to do all things necessary, proper, desirable or advisable to complete the merger and the related transactions as soon as practicable.

Covenants Made by Verso and MCK Communications

      With limited exceptions, MCK Communications has agreed not to offer to sell to third parties, or negotiate with third parties for the sale of, its business, stock or assets. See the section of this document titled “The Merger Agreement — Termination Fees and Expenses” beginning on page 77. In addition, each of Verso and MCK Communications has agreed that it and its subsidiaries, except as otherwise contemplated by the merger agreement and subject to limited exceptions, will:

•	conduct its business in the ordinary and usual course of business and consistent with the immediate past practice;

•	use all reasonable efforts to preserve intact each business organization and goodwill, retain officers and key employees and preserve the goodwill and business relationships with customers;

•	not issue, sell or grant any additional shares of capital stock or debt or equity rights convertible into or exercisable for capital stock, except as permitted in the merger agreement;

•	not amend its governing documents;

•	not make, declare, pay or set aside for payment any dividend or distribution, except a cash dividend as permitted by the merger agreement, or adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•	not take any action that would cause the merger not to qualify as a reorganization within the meaning of Section 368(a) of the tax code;

•	not grant to any director or executive officer any increase in compensation, except in the ordinary course of business and consistent with past practice, severance or termination pay, or enter into any severance or similar agreements with any director or executive officer;

•	not to change its accounting methods, principles or practices except as may be required by a change in generally accepted accounting principles;

•	not sell, encumber or otherwise dispose of any of its material property or assets, except sales of inventory and obsolete assets in the ordinary course consistent with past practices;

•	not acquire a substantial equity interest in, or portion of the assets of, any entity, or any material assets, except purchases of inventory in the ordinary course of business consistent with past practice; and

•	not adopt, enter into or amend in any material respect any collective bargaining or bonus, profit sharing, stock option, compensation, deferred compensation, health care, or other employee benefit plan for the benefit of any employee, other than in the ordinary course of business.

Additional Agreements

Listing of Merger Consideration

      Verso common stock is currently quoted on the Nasdaq SmallCap Market under the symbol “VRSO.” Verso has agreed to effect the authorization for listing of the 18,280,000 shares of Verso common stock to be issued to the stockholders of MCK Communications pursuant to the merger agreement.

Granting of Verso Stock Options

      At the effective time of the merger, Verso will grant stock options under Verso’s 1999 Stock Incentive Plan to purchase 300,000 shares of Verso common stock to certain employees of MCK Communications that will become employees of Verso, as may be determined by Verso and in amounts as may be determined by Verso. The Verso stock options shall be subject to Verso’s standard terms and conditions for employee stock options, including vesting schedules. The exercise price for the Verso stock options shall be the fair market value of the Verso common stock as of the effective time of the merger.

Indemnification Agreements

      Prior to the effective time of the merger, MCK Communications will enter into indemnification agreements with each of its directors and officers in a form reasonably acceptable to Verso.

Miscellaneous

      In addition to agreeing to use reasonable efforts in good faith to take all actions and to do all things necessary to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable, the merger agreement also contains additional agreements relating to the preparation and filing of the registration statement and the required regulatory filings and the submission of the merger agreement for approval and adoption by the MCK Communications stockholders. Verso and MCK Communications have also agreed to consult each other prior to issuing any public statements and to provide prompt notice to each other upon the occurrence of certain events.

Expenses

      All expenses incurred in connection with the merger agreement and the transactions it contemplates will be paid by the party incurring them, except that Verso and MCK Communications will share equally all printing, filing and mailing expenses associated with this proxy statement/ prospectus and the registration statement, except for such expenses for which each party is obligated to reimburse the other for as set forth above.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Introduction

      The following unaudited pro forma condensed consolidated financial statements give effect to the merger of a wholly-owned subsidiary of Verso with and into MCK Communications and the Clarent Asset Purchase.

      The unaudited pro forma condensed consolidated balance sheet presents the financial position of Verso at June 30, 2003 giving effect to the acquisition of MCK Communications as if it had occurred on such date. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2003 and for the year ended December 31, 2002 give effect to the acquisition of MCK Communications and the Clarent Asset Purchase as if they had occurred on January 1, 2002.

      The unaudited pro forma balance sheet as of June 30, 2003 has been prepared by combining the historical condensed consolidated balance sheet of Verso with the historical condensed consolidated balance sheet of MCK Communications as of April 30, 2003.

      The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 has been prepared by combining Verso’s historical consolidated statement of operations for the year ended December 31, 2002 with the historical consolidated statement of operations of Clarent Corporation for the year ended December 31, 2002 and the consolidated statement of operations of MCK Communications for the year ended January 31, 2003. The consolidated statement of operations of MCK Communications for the year ended January 31, 2003 was derived by adding the Statement of Operations for the quarter ended April 30, 2002 with the nine months ended January 31, 2003.

      The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2003 has been prepared by combining Verso’s historical condensed consolidated statement of operations for the six months ended June 30, 2003 with the results of operations of Clarent Corporation for the period from January 1, 2003 to February 12, 2003 (prior to acquisition) and the condensed consolidated statement of operations of MCK Communications for the six months ended April 30, 2003.

      The unaudited pro forma financial information is presented for information purposes only and it is not necessarily indicative of the financial position and results of operations that would have been achieved had the merger and the Clarent Asset Purchase been completed as of the dates indicated and is not necessarily indicative of Verso’s future financial position or results of operations.

      The merger with MCK Communications will be structured as a stock-for-stock exchange as described in the section of this document titled “The Merger” beginning on page 37 and will be accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the merger consideration, including transaction and closing costs, exceeds the fair value of net assets acquired. We are in the process of determining the purchase price allocation, in which we will allocate the excess of the purchase price, including transaction costs, over the fair value of the assets to be acquired between goodwill and other intangible assets. We have not finished this purchase price allocation. As a result, the final allocation of the excess of purchase price over the fair value of the assets to be acquired could differ from what is presented herein.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Verso, MCK Communications and Clarent Corporation, including the related notes thereto, which are contained elsewhere in this document.

VERSO TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2003

	Historical		Verso and		Pro Forma
			MCK		Combined
	June 30, 2003	April 30, 2003	Pro Forma		Verso and
	Verso (a)	MCK (b)	Adjustments		MCK

	(Unaudited)

	(In thousands)

ASSETS:

Current assets:

Cash and cash equivalents	$1,207	$2,629	$—		$3,836

Restricted cash	430	—	—		430

Restricted securities	—	2,000	—		2,000

Marketable securities	—	37,032	(32,997	)(c)	4,035

Accounts receivable, net	14,771	2,592	—		17,303

Inventory	10,302	1,203	—		11,505

Other current assets	2,281	514	—		2,795

Total current assets	28,931	45,970	(32,997)		41,904

Furniture and equipment, net	4,141	539	—		4,680

Investment	548	—	—		548

Other intangibles, net	3,566	105	3,600	(d)	7,166
			(105	)(d)

Completed technology	—	375	(375	)(d)	—

Goodwill	12,685	—	12,489	(d)	15,171
			(10,003	)(e)

Total assets	$49,871	$46,989	$(27,391)		$69,469

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$2,848	$—	$—		$2,848

Current portion of notes payable	5,750	—	—		5,750

Accounts payable	2,715	905	—		3,620

Accrued compensation	2,332	239	—		2,571

Accrued expenses	2,903	2,343	1,026	(d)	6,872
			600	(d)

Unearned revenue and customer deposits	5,527	389	—		5,916

Current portion of liabilities of discontinued operations	1,241	—	—		1,241

Total current liabilities	23,316	3,876	1,626		28,818

Liabilities of discontinued operations, net of current portion	1,101	—	—		1,101

Other long-term liabilities	809	—	—		809

Notes payable, net of current portion	3,000	—	—		3,000

Convertible subordinated debentures, net of discount	3,841	—	—		3,841

Total liabilities	32,067	3,876	1,626		37,569

Shareholders’ equity:

Common stock	922	20	(20	)(d)	1,105
			183	(d)

Additional paid-in capital	276,279	124,912	(32,997	)(c)	300,299
			(91,915	)(d)
			24,020	(d)

Notes receivable from shareholders	(1,578)	(104)	—		(1,682)

Accumulated deficit	(256,373)	(81,110)	81,110	(d)	(266,376)
			(10,003	)(e)

Deferred compensation	(1,399)	(3)	3	(d)	(1,399)

Accumulated other comprehensive loss — foreign currency translation	(41)	(602)	602	(d)	(47)

Total shareholders’ equity	17,804	43,113	(29,017)		31,900

Total liabilities and shareholders’ equity	$49,871	$46,989	$(27,391)		$69,469

See accompanying notes to the Pro Forma Condensed Consolidated Financial Statements.

VERSO TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2003

	Historical

		Clarent (g)
	Verso (f)					Historical
		Period from				MCK
		January 1,	Verso and		Pro Forma	Communications(l)
	Six Months	2003 to	Clarent Pro		Consolidated
	Ended June 30,	February 12,	Forma		Verso and	Six Months Ended
	2003	2003	Adjustments		Clarent	April 30, 2003

	(Unaudited)
	(In thousands, except share data)

Revenue	$28,855	$1,647	$—		$30,502	$6,593

Cost of revenue	11,749	690	(85	)(j)	12,354	3,339

Gross profit	17,106	957	85		18,148	3,254

Operating expenses:

Sales, general and administrative	11,340	2,147	(57	)(j)	13,430	3,451

Research and development	4,279	965	(100	)(j)	5,144	1,576

Depreciation	1,196	—	—		1,196	—

Amortization of intangibles	425	—	—		425	366

Amortization of deferred compensation	393	—	—		393	65

Asset impairment charge	—	—	—		—	2,600

Reorganization costs	194	—	—		194	286

Total operating expenses	17,827	3,112	(157)		20,782	8,344

Operating loss from continuing operations	(721)	(2,155)	242		(2,634)	(5,090)

Other income (expense)	18	—	—		18	933

Equity in loss of investment	(52)	—	—		(52)	—

Interest expense, net	(761)	—	(81	)(i)	(842)	297

Loss from continuing operations before provision for income taxes	(1,516)	(2,155)	161		(3,510)	(3,860)

Provision for income taxes	—	—	—		—	43

Loss from continuing operations	$(1,516)	$(2,155)	$161		$(3,510)	$(3,903)

Net loss from continuing operations per common share — basic and diluted:	$(0.02)

Weighted average shares outstanding — basic and diluted	90,246,011

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Verso and MCK		Pro Forma
	Communications		Consolidated Verso,
	Pro Forma		Clarent and MCK
	Adjustments		Communications

	(Unaudited)
	(In thousands, except share data)

Revenue	$—		$37,095

Cost of revenue	(47	)(o)	15,646

Gross profit	47		21,449

Operating expenses:

Sales, general and administrative	(258	)(o)	16,623

Research and development	(162	)(o)	6,558

Depreciation	467	(o)	1,663

Amortization of intangibles	(366	)(m)	1,025
	600	(n)

Amortization of deferred compensation	—		458

Asset impairment charge	—		2,600

Reorganization costs	—		480

Total operating expenses	281		29,407

Operating loss from continuing operations	(234)		(7,958)

Other income (expense)	—		951

Equity in loss of investment	—		(52)

Interest expense, net	—		(545)

Loss from continuing operations before provision for income taxes	(234)		(7,604)

Provision for income taxes	—		43

Loss from continuing operations	$(234)		$(7,647)

Net loss from continuing operations per common share — basic and diluted:			$(0.07)

Weighted average shares outstanding — basic and diluted			108,526,011

See accompanying notes to the Pro Forma Condensed Consolidated Financial Statements.

VERSO TECHNOLOGIES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

	Historical

	Verso(f)	Clarent(g)
						Historical MCK
			Verso and		Pro Forma	Communications(l)
	Year Ended	Year Ended	Clarent Pro		Consolidated
	December 31,	December 31,	Forma		Verso and	Year Ended
	2002	2002	Adjustments		Clarent	January 31, 2003

	(Unaudited)
	(in thousands, except share data)

Revenue	$44,798	$30,638	$—		$75,436	$15,758

Cost of revenue	18,449	11,580	(680	)(j)	29,349	7,831

Gross profit	26,349	19,058	680		46,087	7,927

Operating expenses:

Sales, general and administrative	17,986	37,266	(458	)(j)	54,794	8,341

Research and development	5,874	15,561	(799	)(j)	20,636	3,613

Depreciation	2,730	—	79	(h)	2,809	—

Amortization of intangibles	592	—	—		592	1,273

Amortization of deferred compensation	1,173	525	—		1,698	(1,081)

Asset impairment charge	—	380	(380	)(k)	—	2,600

Reorganization costs	324	3,443	—		3,767	3,057

Total operating expenses	28,679	57,175	(1,558)		84,296	17,803

Operating loss from continuing operations	(2,330)	(38,117)	2,238		(38,209)	(9,876)

Chapter 11 related reorganization items	—	30,321	—		30,321	—

Other income (expense)	881	8,425	—		9,306	549

Equity in loss of investment	(5)	—	—		(5)	—

Interest (expense) income, net	(1,141)	—	(650	)(i)	(1,791)	761

(Loss) Income from continuing operations before (benefit) provision for income taxes	(2,595)	629	1,588		(378)	(8,566)

(Benefit) provision for income taxes	(200)	114	—		(86)	11

(Loss) income from continuing operations	$(2,395)	$515	$1,588		$(292)	$(8,577)

Net loss from continuing operations per common share — basic and diluted:	$(0.03)

Weighted average shares outstanding — basic and diluted	80,533,324

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Verso and MCK		Pro Forma
	Communications		Consolidated Verso,
	Pro Forma		Clarent and MCK
	Adjustments		Communications

	(Unaudited)
	(in thousands, except share data)

Revenue	$—		$91,194

Cost of revenue	(149	)(o)	37,031

Gross profit	149		54,163

Operating expenses:

Sales, general and administrative	(791	)(o)	62,344

Research and development	(391	)(o)	23,858

Depreciation	1,331	(o)	4,140

Amortization of intangibles	(1,273	)(m)	1,792
	1,200	(n)

Amortization of deferred compensation	—		617

Asset impairment charge	—		2,600

Reorganization costs	—		6,824

Total operating expenses	76		102,175

Operating loss from continuing operations	73		(48,012)

Chapter 11 related reorganization items	—		30,321

Other income (expense)	—		9,855

Equity in loss of investment	—		(5)

Interest (expense) income, net	—		(1,030)

(Loss) Income from continuing operations before (benefit) provision for income taxes	73		(8,871)

(Benefit) provision for income taxes	—		(75)

(Loss) income from continuing operations	$73		$(8,796)

Net loss from continuing operations per common share — basic and diluted:			$(0.09)

Weighted average shares outstanding — basic and diluted			98,813,324

See accompanying notes to the Pro Forma Condensed Consolidated Financial Statements.

NOTES TO PRO FORMA INFORMATION

1. Basis of Presentation

      The pro forma condensed consolidated balance sheet assumes that the acquisition of MCK Communications occurred on June 30, 2003. The assets acquired and liabilities assumed of Clarent Corporation are included in the June 30, 2003 condensed consolidated balance sheet of Verso.

      The pro forma condensed consolidated statements of operations for the six months ended June 30, 2003 and for the year ended December 31, 2002, assume both transactions occurred on January 1, 2002.

      There are no material differences among the accounting policies of Verso, MCK Communications and Clarent Corporation.

2. Pro forma adjustments

      The pro forma adjustments are based on estimates of the fair value of the tangible and intangible assets acquired. Under purchase accounting, the total acquisition cost will be allocated to MCK Communications’ assets and liabilities based on their relative fair values. The final allocation may be different from those reflected herein.

      (a) Reflects the historical financial position of Verso at June 30, 2003.

      (b) Reflects the historical financial position of MCK Communications at April 30, 2003.

      (c) Reflects a reduction in marketable securities in an amount equal to cash either distributed to stockholders of MCK Communications or utilized for operations prior to closing. The historical statement of operations of MCK Communications for the six months ended April 30, 2003 and the year ended January 31, 2003 include $205,000 and $526,000, respectively, of interest income on these securities.

      (d) Reflects the preliminary allocation of the estimated $24.8 million purchase price, including transaction costs, over the fair value of the assets acquired. The purchase price and allocation are as follows (in thousands):

Purchase
price:
$600	Estimated transaction costs;
$183	Related to the issuance of approximately 18.3 million shares of Verso common stock, par value $.01, in exchange for approximately 21.6 million shares of MCK Communications common stock. For purposes of preparing the pro forma information, the fair value of the merger consideration was based on the average market price for Verso common stock of $1.32 for the two days before and after the modified purchase agreement was announced. This amount represents the number of shares times par value allocated to common stock, with the remaining balance of $24,020 allocated to additional paid-in capital;
$24,020	Related to the issuance of approximately 18.3 million shares of Verso common stock, par value $.01, in exchange for approximately 21.6 million shares of MCK Communications common stock. For purposes of preparing the pro forma information, the fair value of the merger consideration was based on the average market price for Verso common stock of $1.32 for the two days before and after the modified purchase agreement was announced. The excess of fair value over par value was allocated to additional paid-in capital;

$24,803	Total purchase price.

NOTES TO PRO FORMA INFORMATION — (Continued)

Allocation to fair value of assets acquired:

$3,600	Reflects the fair value of other intangibles allocated from the purchase;
$12,489	Reflects the fair value of goodwill allocated from the purchase;
$(375)	Elimination of MCK Communications’ historical completed technology;
$(105)	Elimination of MCK Communications’ historical intangibles;
$(1,026)	Reflects additional severance related to staff reductions and facility exit costs recorded at time of closing;
$20	Elimination of MCK Communications’ historical common stock;
$91,915	Elimination of MCK Communications’ historical additional paid-in-capital;
$(81,110)	Elimination of MCK Communications’ historical accumulated deficit;
$(3)	Elimination of MCK Communications’ historical deferred compensation;
$(602)	Elimination of MCK Communications’ historical accumulated other comprehensive loss — foreign currency translation;

$24,803	total allocated purchase price.

      (e) In April 2003, Verso negotiated an agreement to purchase MCK Communications in which the MCK Communications stockholders would be entitled to receive approximately 20.0 million shares of Verso common stock which was valued at an aggregate of $13.0 million, based on the volume weighted average closing price per share of Verso common stock as reported on the Nasdaq SmallCap Market for the 20 trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, MCK Communications was required to have $7.5 million in cash at the closing of the acquisition. The terms of the agreement were amended on June 13, 2003. Under the amended terms, MCK Communications stockholders are entitled to receive approximately 18.3 million shares of Verso common stock and the amount of cash that MCK Communications is required to have at the closing of the transaction was reduced from $7.5 million to approximately $6.4 million. Although the number of shares to be issued in the transaction was reduced by the amendment, the amendment changed the measurement date for valuing the Verso shares to be issued in the transaction. As a result of the increase in the trading price of Verso common stock, the revised valuation for the Verso shares to be issued in the transaction increased to an aggregate of $24.8 million. As a result of this increase in value, Verso believes the goodwill recorded in the transaction will be impaired upon closing the transaction, and Verso will complete an impairment analysis in accordance with SFAS No. 142. Based upon a preliminary analysis, Verso estimates it will record a write-off of approximately $10.0 million during the quarter in which the purchase of MCK Communications is completed.

Clarent Corporation

      (f) Reflects the historical operating results of Verso for the periods presented.

      (g) Reflects the historical operating results of Clarent Corporation for the periods presented.

      (h) Reflects the depreciation of furniture and equipment purchased over their estimated useful lives of approximately 3 years for the periods presented.

      (i) Reflects interest expense on notes payable to Clarent Corporation: $5.0 million of notes payable at 10.0% and $3.0 million at 5.0% for the periods presented.

      (j) Reflects the elimination of Clarent Corporation’s historical depreciation expense for the periods presented.

      (k) Reflects the elimination of Clarent Corporation’s historical asset impairment charge, which relates to the impairment of equity investments that were not acquired by Verso.

NOTES TO PRO FORMA INFORMATION — (Continued)

MCK Communications

      (l) Reflects the historical operating results of MCK Communications for the periods presented.

      (m) Reflects the elimination of MCK Communications’ historical amortization of intangibles for the periods presented.

      (n) Reflects the amortization of other intangibles purchased over their estimated useful lives of approximately 3 years for the periods presented; Verso is currently in the process of obtaining an independent valuation of the acquired intangibles of MCK Communications. Upon completion of the appraisal, fair values assigned to other intangibles, including goodwill and other intangibles subject to amortization, could change.

      (o) Reflects the reclassification of MCK Communications’ historical depreciation to conform with Verso’s classification.

ADDITIONAL INFORMATION ABOUT VERSO

Business of Verso

      Verso is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. Additionally, Verso provides a turn-key solution for telecommunications carriers that wish to migrate from a legacy circuit-based network to a nextgen, packet-based network.

      Verso’s headquarters is located at 400 Galleria Parkway, Suite 300, Atlanta, Georgia 30339, and Verso’s telephone number at that location is (678) 589-3500. Verso maintains a worldwide web address at www.verso.com.

      Verso’s ongoing, strategic business units consist of Verso’s Carrier Solutions Group, formerly known as the Gateway Solutions business, and Verso’s Enterprise Solutions Group, formerly known as the Applications and Services business, which units are both described below.

     Carrier Solutions Group

      During 2002, Verso’s Carrier Solutions Group consisted of the operations of Verso’s switching subsidiary, NACT Telecommunications, Inc. (“NACT”). NACT is a manufacturer of nextgen network gateways and public switched telephone network (“PSTN”), Class 4 Tandem switches and telecommunication provisioning and billing systems. NACT’s complete VoIP migration solution includes state-of-the-art hardware and software, operational support system (“OSS”) integration, the industry’s most widely used applications, and expert training and technical support.

      Beginning the first quarter of 2003, Verso’s Carrier Solutions Group also includes Verso’s softswitch operations which Verso acquired in the Clarent Asset Purchase, whereby, on February 12, 2003, Verso acquired substantially all of the business assets, and assumed certain liabilities related thereto, of Clarent Corporation, a provider of VoIP solutions for nextgen networks and convergent enterprise solutions. Pursuant to the Clarent Asset Purchase, Verso acquired from Clarent Corporation its softswitch products, which provide software-driven VoIP solutions for wholesale transport and termination of voice traffic over global IP networks, and its enterprise products, which offer voice and data convergence solutions for businesses that wish to integrate traffic over a variety of corporate wide area network (“WAN”) infrastructures.

      For the year ended December 31, 2002, Verso’s revenue from the Carrier Solutions Group was $26.3 million, or 59%, of Verso’s consolidated revenue. For the six months ended June 30, 2003, Verso’s revenue from the Carrier Solutions Group was $15.9 million, or 55%, of Verso’s consolidated revenue. Summarized financial information for Verso’s Carrier Solutions Group is set forth in Note 15 to Verso’s consolidated financial statements for the year ended December 31, 2002 and Note 10 to Verso’s consolidated financial statements for the quarter ended June 30, 2003, which statements are both contained elsewhere in this proxy statement/ prospectus.

          Clarent Softswitch Products and Services

      The Clarent PSTN Access Softswitch solution provides a software-driven VoIP solution for wholesale transport and termination of voice traffic over global IP networks. Additionally, the Clarent PSTN Access Softswitch solution can also support retail pre-paid and post-paid calling card applications and minutes exchange (IP clearing house) across hundreds of IP networks around the world. At the core, the Clarent PSTN Access Softswitch solution consists of the Clarent Command Center, the Clarent Class 4 Call Manager software, the Clarent Element Management Systems and Clarent media gateways. For advanced functionality, other elements may be added, including connectivity to Signaling System 7 (“SS7”) networks and partner IP networks. Service providers who have deployed the Clarent PSTN Access Softswitch solution can leverage the common underlying platform to integrate with the Clarent Edge Access Softswitch for the delivery of managed services for the enterprise ranging from simple hosted network services for WAN trunking to converged voice and data services and dialing plan uniformity across dispersed enterprise sites. The Clarent

Edge Access Softswitch also supports primary or secondary line voice services to residential customers over existing broadband connections and can enable remote office participation in corporate networks.

          NACT Products and Services

      Verso’s turn-key solutions provide an integrated communications server, media gateway and applications server that are bundled with Class 4 applications targeted at service providers seeking a turn-key, pre-paid telecommunications solution. Verso’s “pay as you grow” platform provides a complete, digital Class 4 switch capable of scaling from 48 ports per switch for small emerging service providers up to 9,600 ports per switch for more established providers.

      NACT’s IPAX family of Class 4 Tandem Digital Gateway Switches provides protocol support for T1, E1, Integrated Services Digital Network, SS7, C7 and VoIP. The IPAX and Pico IPAX switches offer the same functionality but differ only in number of ports, chassis size and, therefore, price. The IPAX product functionality includes the most popular Class 4 applications such as long distance, toll-free and calling card applications, providing comprehensive and feature rich revenue-generating services over a low cost IP-based network infrastructure.

      Verso’s provisioning and billing platform supports multi-transport billing, allowing a company’s customer to receive one bill for all services, regardless of whether such customer’s calls were transported via the PSTN or over an IP-based network. Additionally, Verso provides a graphical user interface to support fast, efficient and intuitive provisioning of new services and users over the web. The platform supports comprehensive international functionality, including support for 95% of the world’s languages, simultaneous multiple currencies and numbering plans. Finally, the platform may be customized to support the customer’s unique billing and reporting needs.

     Enterprise Solutions Group

      During fiscal year 2002, Verso’s Enterprise Solutions Group consisted of the operations of Verso’s customer response center services as well as the operations of Verso’s Telemate.Net Software, Inc. (“Telemate.Net”) subsidiary, which Verso acquired in a merger transaction in November 2001. For the year ended December 31, 2002, revenue from Verso’s Enterprise Solutions Group was $18.5 million, or 41%, of Verso’s consolidated revenue. For the six months ended June 30, 2003, revenue from Verso’s Enterprise Solutions Group was $13.0 million, or 45%, of Verso’s consolidated revenue. Summarized financial information for Verso’s Enterprise Solutions Group is set forth in Note 15 to Verso’s consolidated financial statements for the year ended December 31, 2002, and Note 10 to Verso’s consolidated financial statements for the quarter ended June 30, 2003, which statements are both contained elsewhere in this proxy statement/ prospectus.

      Beginning in the first quarter of 2003, Verso’s Enterprise Solutions Group also includes Verso’s Netperformer operations which Verso acquired on February 12, 2003 pursuant to the Clarent Asset Purchase.

          Clarent Enterprise Solutions

      Clarent NetPerformer integrates voice and data capabilities into a single unified platform for businesses seeking to lower communications costs by using compressed voice and data over efficient packetized networks. The Clarent NetPerformer product family models provide telephony interfaces in densities that accommodate enterprise sizes from large headquarter installations to small, remote offices. Clarent NetPerformer can converge voice and data over leased or switched lines, frame relay, Asynchronous Transfer Mode, Integrated Services Digital Network, satellite, and IP/Ethernet circuits. The NetPerformer product line creates a unified network that interconnects distributed offices with disparate technologies, as well as allows users access to applications such as global voicemail, unified messaging, instant teleconferencing and data-empowered platforms that only IP can provide.

          Call Accounting Solution and IP-based Usage Management

      Verso’s Telemate.Net subsidiary provides telephone usage reporting that allows businesses to improve productivity, optimize trunk resources, prevent telephone call abuse, and allocate and recover telecommunications costs. The Call Accounting Solution offered by Telemate.Net collects call detail information from PBXs and formats that information into reports.

      Verso’s Telemate.Net subsidiary also offers products that provide complete Internet access management, combining uniform resource locator filtering with comprehensive reporting. These products enable entities such as corporations, school systems, and government agencies, to enforce compliance with their Internet usage policies, manage and plan Internet bandwidth usage, and promote productive and effective use of the Internet by users of their networks. The Internet access management line of products consists of the NetSpective Reporter and WebFilter.

          Customer Response Center Services

      Verso’s support team delivers technical customer response center services for a customer’s network engineers, operational support team and end-users. Based on the customer’s specific business goals, Verso’s flexible and cost-effective programs can be designed to support a variety of technical needs, from short-term system or software upgrades to long-term outsourcing and ongoing product support. Verso’s support team receives and responds to technical inquiries so that Verso’s customers have more time to focus on their day to day businesses and on the satisfaction of their own customers.

      Verso’s technical support services include 7 x 24 help desk outsourcing, Tier I, II and III product support, in-sourcing, on-site deployment services, hardware and software training, and project management resources.

     Customers

      For 2002, Verso’s primary base of customers consisted of emerging domestic and international long-distance providers, particularly those service providers seeking to implement a turn-key, pre-paid solution. These customers are buyers of NACT’s family of IPAX Class 4 Tandem switches and telecommunications provisioning and billing systems. To date, Verso has installed over 500 of NACT’s intelligent gateways for more than 400 customers.

      Currently, Verso services over 21,000 end-users through Verso’s customer response center services. Verso’s largest client of these services is InterContinental Hotels Group PLC, which has been a customer of Verso since 1992.

      Through Verso’s Telemate.Net subsidiary, Verso has recorded to date more than 14,000 installations of its call accounting and IP-based usage management solutions whereby approximately 4,000 customers are using Telemate.Net software to manage communications cost and network efficiency. Typical end-user customers of Verso’s Telemate.Net solutions are domestic commercial enterprises or government agencies with 100 to 10,000 employees.

      The assets and associated business purchased by Verso pursuant to the Clarent Asset Purchase are expected to attract additional customers to Verso in 2003, including service providers, system integrators, resellers and enterprises seeking to implement a converged communications solution. The Clarent customer base has historically been primarily international customers and has included traditional local international and wholesale long distance telecommunications companies, as well as nextgen service providers, including Internet Service Providers (“ISPs”), Application Service Providers (“ASPs”), web-to-phone providers and others employing Internet-based business models.

      For the years ended December 31, 2002 and December 31, 2001, InterContinental Hotels Group PLC and Telco Group, Inc. were Verso’s only customers that accounted for more than 10% of Verso’s consolidated revenue. The revenue from InterContinental Hotels Group PLC represented approximately 15% and 24% of Verso’s consolidated revenues for the years ended December 31, 2002 and December 31, 2001, respectively.

The revenue from Telco Group, Inc. represented approximately 12% and 10% of Verso’s consolidated revenue for the years ended December 31, 2002 and December 31, 2001, respectively.

     Sales and Marketing

      Verso’s marketing organization is responsible for building brand awareness, identifying key markets, and developing innovative products and services to meet the evolving demands of the marketplace. Another objective of the marketing effort is to stimulate the demand for services through a broad range of marketing communications and public relations activities. Primary communication vehicles include advertising, tradeshows, direct response programs, event sponsorship and websites.

      Verso seeks to achieve broader market penetration of its solutions in primarily three ways: expanding international distribution; pursuing new markets and customers, including ISPs, IP telephony service providers and pre-paid service bureaus; and selling new, nextgen communication solutions to its current base of customers. Historically, sales of Clarent products and services have primarily been sold through distributors, and Verso expects this trend to continue. During 2002, Verso sold its services primarily through a direct sales force of 22 individuals located in Provo, Utah, Atlanta, Georgia and the United Kingdom and, as a result of the Clarent Asset Purchase on February 12, 2003, added 15 people to its direct sales force located in the United States, the United Kingdom, France, Italy and Dubai.

     Competition

          Carrier Solutions Group

      The market for application-based telephony services is intensely competitive, subject to rapid technological change and significantly affected by new product introductions and market entrants. In the market for Verso’s gateway solutions, Verso’s primary sources of competition include Class 4 solution providers, vendors of networking and telecommunications equipment, and telephony applications companies that bundle their offering with third-party equipment. Some competitors, especially networking and telecommunications equipment vendors, such as Lucent Technologies Inc., Cisco Systems, Inc. and Nortel Networks Ltd., have significantly greater financial resources and broader customer relationships than does Verso. Other public companies, such as Tekelec and Sonus Networks, Inc., are focusing on market opportunities similar to Verso’s, as are a number of smaller, private companies, including Nuera Communications, Inc., Voiceware Systems Corporation and iSoftel Ltd. Verso does not expect the competition facing it to change substantially with the acquisition of Clarent’s softswitch products.

          Enterprise Solutions Group

      In the market for Verso’s call accounting solutions, Verso competes with a number of similar-sized companies, such as IntegraTrak, MicroTel International, Inc., and Veramark Technologies, Inc., that provide enterprise communication network usage accounting and billing. In the market for Internet usage reporting and access management, Verso competes with providers of Internet filtering software, such as WebTrends Corporation, Elron Electronic Industries, Inc., SurfControl PLC, Websense, Inc., Symantec Corporation and Secure Computing Corporation.

      Verso’s customer response center services compete with those of companies that provide integrated, multi-channel customer contact centers, including APAC Customer Services, Inc., ClientLogic Corporation, Convergys Corporation and SITEL Corporation. Verso also faces competition from a customer’s own in-house information technology staff.

      Verso’s Clarent enterprise products compete with a number of communications solutions providers including Cisco Systems, Inc., Nortel Networks, Ltd., Motorola Inc., Alcatel and Hughes Electronics Corporation.

     Intellectual Property Rights

      Verso regards its copyrights, trade secrets and other intellectual property as critical to its success. Unauthorized use of Verso’s intellectual property by third parties may damage its brand and its reputation. Verso relies on trademark and copyright law, trade secret protection, and confidentiality, license and other agreements with its employees, customers, partners and others to protect its intellectual property rights. Despite precautions, it may be possible for third parties to obtain and use Verso’s intellectual property without Verso’s authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States.

      Verso cannot be certain that its services and the finished products that it delivers do not or will not infringe valid patents, copyrights, trademarks or other intellectual property rights held by third parties. Verso may be subject to legal proceedings and claims from time to time relating to Verso’s intellectual property other than in the ordinary course of business. Successful infringement claims against Verso may result in substantial monetary liability or may materially disrupt the conduct of Verso’s business.

      On September 18, 2001, U.S. Patent No. 6,292,801 was issued to Telemate.Net. The patent covers technology developed by Telemate.Net for tracking PBX, VoIP and IP traffic from a variety of network sources and correlating communications activity with a database user accounts. The patented techniques are employed in several of Telemate.Net’s products, including Telemate.Net’s call accounting and NetSpective Internet access management solutions. This technology allows users to combine statistics from diverse networks sources to create cohesive network information and reporting. This unique technology for aggregating and correlating network data from different vendors and device types has application to the VoIP softswitch, OSS and billing markets. The patented processes allow Verso’s OSS software to gather billing, reporting and maintenance from a variety of data sources and vendors’ products, in addition to its own.

      On February 12, 2003, pursuant to the Clarent Asset Purchase, Verso acquired U.S. Patent Nos. 6,167,060 and 6,477,164, which were issued to Clarent Corporation on December 26, 2000 and November 5, 2002, respectively. The patents cover technology developed by Clarent Corporation for real-time voice and data transmissions over an Internet network and a dynamic error correction algorithm for Internet telephones.

      Verso also has several patent applications pending relating to its VoIP product and to certain products Verso acquired from Clarent Corporation pursuant to the Clarent Asset Purchase.

     Research and Development

      Verso’s research and development expenses in 2002 and for the six months ended June 30, 2003 were primarily related to the research and development initiatives associated with the development of NACT’s VoIP migration solution as well as for the initial development of a pre-paid wireless solution. Additionally, Verso invested in additional unique feature functionality for the Telemate.Net Webfilter product as well as in the products acquired in the Clarent Asset Purchase. These expenses totaled $5.9 million for the year ended December 31, 2002 and $4.3 million for the six months ended June 30, 2003. Verso expects that further research and development expenses will relate to subsequent product enhancements, the development of additional features and functionality, and research and development associated with the newly-purchased Clarent products.

     Employees

      As of June 15, 2003, Verso had 384 employees, 170 of whom are located at Verso’s headquarters in Atlanta, Georgia, 104 of whom are located at Verso’s NACT subsidiary in Provo, Utah, 2 of whom are located at NACT’s operations in the United Kingdom, 42 of whom are located at Verso’s Clarent softswitch operations in Littleton, Colorado, 50 of whom are located at Verso’s Clarent enterprise operations in Montreal, Canada, and 16 Clarent product sales and sales engineering support individuals including, 12 located in France, Belgium, India, Italy, Germany and the United Kingdom.

     Background

      Verso was incorporated in Minnesota on March 20, 1984. Until 2001, Verso historically operated a value-added reseller (“VAR”) business and an associated network performance management consulting and integration practice. Verso also operated a Hospitality Services Group (“HSG”), which provided technology solutions to lodging, restaurant, and energy management customers. Over the years, Verso has moved away from these lines of business and now focuses on providing the products and services offered by its Carrier Solutions Group and its Enterprise Solutions Group. During the last five years, Verso’s business developed as described below.

      In 1997, Verso made five acquisitions, adding service offerings in the data communications business. Also during 1997, Verso began focusing its efforts on its end-user network systems business, as well as on its entry into the network monitoring and management business.

      In 1998, Verso acquired Encore Systems, Inc., Global Systems and Support, Inc. and Five Star Systems, Inc. (collectively, the “Encore Group”). At the time of such acquisition, the Encore Group provided software and technology services to the hospitality industry, including industry leading customer response center services. The customer response center services remain part of Verso’s ongoing business.

      In 1999, Verso merged with Sulcus Hospitality Technologies Corp. (“Sulcus”). Sulcus developed, manufactured, marketed and installed computerized systems primarily intended to automate hospitality industry property management systems and the Squirrel point-of-sale system for the restaurant industry. Also in 1999, Verso merged with Windward Technology Group, Inc. (“Windward”). Windward focused on providing networking and network management services to the application development market.

      Early in 2000, Verso’s board of directors decided to explore the sale of all or a portion of Verso’s HSG, which consisted of Verso’s lodging business, its restaurant solutions business and its energy management business. Subsequently, the operations of HSG were classified as discontinued operations, and each of the operating units of HSG was sold between late 2000 and early 2001. The sale of these operating units included all of the operations of Sulcus and the Encore Group, with the exception of Verso’s customer response center services.

      In September 2000, Verso acquired Cereus in a merger transaction. Cereus provided end-to-end e-business and B2B technology solutions, including ebusiness strategy, network consulting and hosting and application integration. In connection with the acquisition of Cereus, Verso changed its name to “Verso Technologies, Inc.” and put in place Verso’s current executive management team and all but one of the directors currently serving on Verso’s board of directors.

      In November 2000, Verso acquired MessageClick, Inc. (“MessageClick”) in a merger transaction. The acquisition of MessageClick provided Verso with a propriety unified communications application delivered as an ASP. In the second quarter of 2001, Verso decided to discontinue offering its MessageClick application and to refocus the development of the MessageClick application to be offered as a licensed software product. Verso has since focused its overall strategy on pursuing the market for nextgen communications and, therefore, the development of the MessageClick application as a licensed product is currently dormant.

      Verso’s acquisition of NACT in July 2001 was Verso’s first significant investment in the area of nextgen communications. The acquisition of NACT and its portfolio of products and services allowed Verso to begin to offer proprietary, integrated switching solutions for communications service providers seeking turn-key, pre-paid telecommunications solutions. The acquisition of NACT was funded by a $15 million investment by Telemate.Net, as contemplated by Verso’s merger agreement with Telemate.Net.

      On November 16, 2001, Verso acquired Telemate.Net in a merger transaction, pursuant to which Telemate.Net became a wholly-owned subsidiary of Verso. Telemate.Net develops proprietary Internet access, voice and IP network usage management, and intelligence applications that enable businesses to monitor, analyze, and manage the use of their internal network resources. As a result of the acquisition of Telemate.Net, Verso added nextgen applications and application development competencies to Verso’s solutions portfolio.

      During the quarter ended December 31, 2001, and in keeping with Verso’s focus on providing nextgen communications solutions, Verso determined that its VAR business and associated network performance management consulting and integration practice were not strategic to Verso’s ongoing objectives and, therefore, decided to discontinue capital and human resource investment in these businesses. Accordingly, Verso elected to report its VAR and associated consulting and integration operations as discontinued operations by early adoption of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), which is intended to allow a company to more clearly communicate a change in its business that results from a decision to dispose of non-strategic operations.

      On October 1, 2002, Verso purchased a 51% interest in Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”) for $100,000; $50,000 paid at closing, $25,000 paid on December 30, 2002, and $25,000 paid on March 30, 2003. Upon closing the transaction, Verso also contributed to the joint venture certain nextgen communication equipment and software valued at approximately $236,000 and $50,000 cash. Additionally, Verso contributed $25,000 on December 30, 2002 and March 30, 2003. The remaining 49% interest in BeTrue is owned by Shanghai Tangsheng Investments & Development Co. Ltd. (“Shanghai Tangsheng”). BeTrue provides VoIP and satellite network solutions, including systems integration, project implementation, technical support, consulting and training to leading telecommunications companies in China and the Asia-Pacific region. Verso plans to leverage BeTrue’s sales channels and support infrastructure capabilities, including pre- and post- sales support. Due to shared decision-making between Verso and Shanghai Tangsheng, the results for BeTrue will be recorded as an equity investment rather than consolidated in Verso’s results.

      On February 12, 2003, Verso consummated the Clarent Asset Purchase for a purchase price of $9.8 million in notes. The assets purchased from Clarent Corporation pursuant to the Clarent Asset Purchase include the following key products: nextgen switching and call control software; high density media gateways; multi-service access devices, signaling and announcement servers; network management systems; and high demand telephony applications based on packet-switched technology.

Properties

      Verso is headquartered in Atlanta, Georgia, where Verso currently leases 45,000 square feet of space, which is used for Verso’s corporate offices and certain components of Verso’s Enterprise Solutions Group, including the Telemate.Net operations and Verso’s customer response center services operations. Verso is obligated to pay rent on this space of approximately $110,000 per month, plus a share of operating expenses, through February 2010. Additionally, Verso is also obligated through February 2010 to pay rent of $29,000 per month with respect to an additional 13,000 square feet of space at the Atlanta facility, the cost of which is included in discontinued operations. Verso is actively pursuing a sublease on the additional space.

      Verso also leases approximately 40,000 square feet of office space in Provo, Utah, which is used for Verso’s NACT operations, a component of Verso’s Carrier Solutions Group. Pursuant to the lease, Verso is obligated to pay rent of approximately $46,000 per month through December 2009.

      In connection with the Clarent Asset Purchase, Verso assumed two leases for real property located in Quebec, Canada. Pursuant to the first lease, Verso leases approximately 18,000 square feet of office and laboratory space for software research and development purposes related to Verso’s Clarent enterprise solutions, a component of Verso’s Enterprise Solutions Group. Verso is obligated to pay rent of approximately $22,000 per month through October 2003 and approximately $10,400 per month from November 2003 through the termination of the lease in October 2006. Subsequent to the Clarent Asset Purchase, Verso assigned the second lease to Clarent Canada Ltd., a wholly-owned subsidiary of Verso which Verso acquired in the Clarent Asset Purchase. Pursuant to the second lease, Clarent Canada Ltd. leases approximately 10,000 square feet of office, warehouse and storage space for commercial and manufacturing purposes also related to Verso’s Clarent enterprise solutions. Clarent Canada Ltd. is obligated to pay $2,900 per month, plus a share of operating expenses, until the lease terminates in May 2007.

      In connection with the Clarent Asset Purchase, Verso entered into a lease for 23,000 square feet of space in Littleton, Colorado, which space is used for office space and research and development activities related to

Verso’s Clarent softswitch products and services, a component of Verso’s Carrier Solutions Group. Pursuant to this lease, Verso is obligated to pay rent of approximately $31,000 per month, plus a share of operating expenses, until the lease terminates in January 2006.

      Verso is also obligated on leases in a number of other locations in North America through 2004, which are included in its discontinued operations. Verso has either subleased or is actively attempting to sublease these locations.

      Verso believes that its leased facilities are adequate to meet its current needs and that additional facilities are available to Verso to meet its expansion needs for the foreseeable future.

Legal Proceedings

      Verso is not a party to any material legal proceedings other than ordinary routine claims and proceedings incidental to its business, and Verso does not expect these claims and proceedings, either individually or in the aggregate, to have a material adverse effect on Verso.

Directors and Executive Officers

Directors

      Information regarding the business experience of the members of Verso’s board of directors is set forth under the section of this document titled “The Merger Agreement — Management and Boards of Directors After the Merger” beginning on page 71. Each of the members of Verso’s board of directors will continue to serve as a director of Verso until the next annual meeting of the Verso shareholders and until their successors have been elected and qualified, or until their earlier resignation, death or removal.

      There are no family relationships among any of the executive officers or directors of Verso. No arrangement or understanding exists between any director or any other person pursuant to which any director was selected as a director of Verso. To the best of Verso’s knowledge, (i) there are no material proceedings to which any director of Verso is a party, or has a material interest, adverse to Verso; and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any director during the last five years.

Executive Officers

      Verso’s executive officers, their ages and offices held as of August 12, 2003, are as follows:

Name	Age	Position

Steven A. Odom	50	Chairman of the Board and Chief Executive Officer of Verso

James M. Logsdon	56	President, Chief Operating Officer and Director

Juliet M. Reising	52	Executive Vice President, Chief Financial Officer, Secretary and Director

      Information regarding the business experience of the executive officers of Verso named above is set forth under the section of this document titled “The Merger Agreement — Management and Boards of Directors after the Merger” beginning on page 71. Executive officers of Verso are elected or appointed by Verso’s board of directors and hold office until their successors are elected or appointed by Verso’s board of directors or until their earlier death, resignation or removal, subject to the terms of applicable employment agreements.

      Except as set forth in applicable employment agreements, no arrangement or understanding exists between any executive officer or any other person pursuant to which any executive officer was selected as an executive officer of Verso. To the best of Verso’s knowledge, (i) there are no material proceedings to which any executive officer of Verso is a party, or has a material interest, adverse to Verso; and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any executive officer during the last five years.

Director and Executive Compensation

Director Compensation

      Verso reimburses directors for out-of-pocket expenses incurred in attending meetings of Verso’s board of directors or its committees. In addition, non-employee directors are eligible to receive grants of stock options under Verso’s 1999 Stock Incentive Plan.

Executive Compensation

      The following table shows the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by each person who served as Verso’s Chief Executive Officer during the year ended December 31, 2002, as well as for other executive officers of Verso and its subsidiaries whose salary and bonus exceeded $100,000 during the year ended December 31, 2002.

Summary Compensation Table

					Long-Term
					Compensation
					Awards
		Annual Compensation
					Securities Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)		Options(#)(1)	Compensation($)

Steven A. Odom	2002	$443,180	$—		—	$—
Chief Executive Officer(2)	2001	431,250	168,750	(5)	—	—
	2000	—	—		725,000	—

James M. Logsdon	2002	266,180	—		—	—
President and Chief Operating	2001	270,000	63,750	(6)	—	—
Officer(3)	2000	58,333	—		95,000	—

Juliet M. Reising	2002	258,680	—		437,500	—
Executive Vice President and	2001	225,000	112,500		—	—
Chief Financial Officer(4)	2000	58,333	—		50,000	—

(1)	The exercise price of all options granted to Messrs. Odom and Logsdon and Ms. Reising are equal to or greater than the fair market value of the Verso common stock on the dates such options were granted.
(2)	Mr. Odom became the Chief Executive Officer of Verso in September 2000. Pursuant to the terms of Mr. Odom’s employment agreement, he received stock options in lieu of cash compensation for 2000. See the section of this document titled “Additional Information About Verso — Director and Executive Compensation — Employment Agreements” beginning on page 97.
(3)	Mr. Logsdon became President and Chief Operating Officer of Verso in September 2000. See the section of this document titled “Additional Information About Verso — Director and Executive Compensation — Employment Agreements” beginning on page 97.
(4)	Ms. Reising became the Executive Vice President and Chief Financial Officer of Verso in September 2000. See the section of this document titled “Additional Information About Verso — Director and Executive Compensation — Employment Agreements” beginning on page 97.
(5)	The amount of 2001 bonus earned by Mr. Odom was previously reported by Verso as $225,000. Of such amount, only $168,750 was paid to Mr. Odom in cash and the remainder was paid to Mr. Odom in stock options granted to Mr. Odom in January 2003. The exercise price of such options is the fair market value of the Verso common stock on the date of grant.
(6)	The amount of 2001 bonus earned by Mr. Logsdon was previously reported as $85,000. Of such amount, only $63,750 was paid to Mr. Logsdon in cash and the remainder was paid to Mr. Logsdon in stock options granted to Mr. Logsdon in January 2003. The exercise price of such options is the fair market value of the Verso common stock on the date of grant.

Option Grants in Last Fiscal Year

      The following table sets forth information with respect to options granted under Verso’s 1999 Stock incentive Plan to Messrs. Odom and Logsdon and Ms. Reising for the year ended December 31, 2002.

Individual Grants
Potential Realizable Value at
		Percent of			Assumed Annual Rates of Stock
	Number of	Total Options			Price Appreciation for Option
	Securities	Granted to			Term(1)
	Underlying	Employees	Exercise Price	Expiration
Name	Options Granted	in 2002	(per share)	Date	5%	10%

Steven A. Odom	—	—	—	—	—	—

James M. Logsdon	—	—	—	—	—	—

Juliet M. Reising(2)	437,500	30.0%	$2.14	8/2/12	$0.85	$1.35

(1)	Amounts represent certain assumed rates of appreciation as set forth by the rules of the SEC. Actual gains, if any, on stock option exercises are dependent on the future performance of the Verso common stock and overall market conditions. The amounts reflected in this table may not necessarily be achieved.
(2)	On August 2, 2002, Verso granted Ms. Reising a non-qualified stock option to purchase 437,500 shares of Verso common stock at an exercise price of $2.14 per share; the fair market value of the Verso common stock on August 2, 2002, was $0.52 per share. On February 1, 2002, Verso terminated options and warrants held by Ms. Reising to purchase 1,190,000 shares of Verso common stock with exercise prices ranging from $4.14 to $10.14 per share.

Aggregate Option Exercises and Year-End Option Values

      The following table sets forth information concerning the value at December 31, 2002, of unexercised options held by Messrs. Odom and Logsdon and Ms. Reising during the year ended December 31, 2002. None of the individuals listed in the table below exercised any options during the year ended December 31, 2002.

	Number of Securities Underlying		Value of Unexercised
	Unexercised Options		In-The-Money Options
	at Fiscal Year-End		at Fiscal Year-End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Steven A. Odom(2)	2,079,453	1,062,500	$0	$0

James M. Logsdon(3)	720,802	437,500	0	0

Juliet M. Reising(4)	1,070,287	87,500	0	0

(1)	Value of the unexercised, in-the-money options to purchase shares of Verso common stock based on the average of the high and low price of the Verso common stock as of December 31, 2002, which was $0.495.
(2)	Includes options and warrants originally issued by Cereus prior to September 29, 2000, which were converted into options or warrants to acquire an aggregate of 2,416,953 shares of Verso common stock, of which options or warrants to acquire an aggregate of 1,716,953 shares of Verso common stock were exercisable at December 31, 2002, and options or warrants to acquire an aggregate of 700,000 shares of Verso common stock were unexercisable at December 31, 2002.
(3)	Includes options and warrants originally issued by Cereus prior to September 29, 2000, which were converted into options or warrants to acquire an aggregate of 1,063,302 shares of Verso common stock, of which options or warrants to acquire an aggregate of 625,802 shares of Verso common stock were exercisable at December 31, 2002, and options or warrants to acquire an aggregate of 437,500 shares of Verso common stock were unexercisable at December 31, 2002.
(4)	Includes options and warrants originally issued by Cereus prior to September 29, 2000, which were converted into options or warrants to acquire an aggregate of 670,287 shares of Verso common stock, of which options or warrants to acquire an aggregate of 582,787 shares of Verso common stock were exercisable at December 31, 2002, and options or warrants to acquire an aggregate of 87,500 shares of Verso common stock were unexercisable at December 31, 2002.

Employment Agreements

      On September 29, 2000, Verso entered into an Executive Employment Agreement with Mr. Odom, pursuant to which Mr. Odom has agreed to serve as the Chief Executive Officer of Verso for a term of three years. The agreement provides for: (i) a term which will be automatically renewed for an additional one-year term unless either party gives notice to the other of its intention not to so renew at least 90 days prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of Verso’s board of directors; (iii) a prohibition against Mr. Odom’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Mr. Odom’s salary and the benefits for the 24 months following his termination by Verso without cause or by him for “good reason.” Effective January 16, 2001, Mr. Odom’s base salary under the agreement was increased to $450,000. Effective November 1, 2002, Mr. Odom’s annual salary was reduced to $405,000 until May 1, 2003, when his base salary returned to $450,000.

      On September 29, 2000, Verso entered into an Executive Employment Agreement with Mr. Logsdon, pursuant to which Mr. Logsdon has agreed to serve as the President and Chief Operating Officer of Verso for a term of three years for a base salary at an annual rate per year of $175,000 through and including February 1, 2001, and at an annual rate per year of $225,000 thereafter. The agreement provides for: (i) a term which will be automatically renewed for an additional one-year term unless either party gives notice to the other of its intention not to so renew at least 90 days prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of Verso’s board of directors; (iii) a prohibition against Mr. Logsdon’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Mr. Logsdon’s salary and the benefits for 24 months following his termination by Verso without cause or by him for “good reason.” Effective January 1, 2001, Mr. Logsdon’s base salary under the agreement was increased to $270,000. Effective November 1, 2002, Mr. Logsdon’s annual salary was reduced to $243,000 until May 1, 2003, when his base salary returned to $270,000.

      On September 29, 2000, Verso entered into an Executive Employment Agreement with Ms. Reising, pursuant to which Ms. Reising has agreed to serve as the Executive Vice President and Chief Financial Officer of Verso for a term of three years for a base salary at an annual rate per year of $175,000 through and including March 23, 2001, and at an annual rate per year of $200,000 thereafter. The agreement provides for: (i) a term which will be automatically renewed for an additional one-year term unless either party gives notice to the other of its intention not to so renew at least 90 days prior to the termination of the then-current term; (ii) the payment of a specified base salary and an annual bonus in the discretion of Verso’s board of directors; (iii) a prohibition against Ms. Reising’s disclosure of confidential information for a period of two years following termination; and (iv) continuation of Ms. Reising’s salary and the benefits for the 24 months following her termination by Verso without cause or by her for “good reason.” Effective January 1, 2001, and March 1, 2002, Ms. Reising’s base salary under the agreement was increased to $225,000 and $270,000, respectively. Effective November 1, 2002, Ms. Reising’s annual salary was reduced to $243,000 until May 1, 2003, when her base salary returned to $270,000.

Compensation Committee Interlocks and Insider Participation

      From January 1, 2002 through December 31, 2002, the compensation committee of Verso’s board of directors was comprised of non-employee directors Ms. Newmark and Mr. Heck. There were no compensation committee interlocks.

      In the second quarter of 2002, PacifiCom, a consulting firm in which Mr. Heck is a partner, provided to Verso consulting services relating to performance management. In exchange for such services, in December 2002 and January 2003, Verso issued to Mr. Heck and his partner options to purchase an aggregate of 125,000 and 15,000 shares of Verso common stock, respectively, with exercise prices equal to the fair market value of the Verso common stock on the date of grant. The services provided by PacifiCom had a fair market value in excess of the options granted to Mr. Heck and his partner for such services.

Voting Securities and Principal Holders Thereof

      Based upon information available to Verso, the following table shows, as of August 12, 2003, and as of the completion of the merger, the shareholdings of each person known to Verso to be the beneficial owner of more than 5% of Verso common stock, each of Verso’s directors, each executive officer listed in the Summary Compensation Table set forth above, and all of Verso’s executive officers and directors as a group.

	Common Stock		Common Stock
	Beneficially Owned		Beneficially Owned
	Prior to the Merger(1)		After the Merger

	Number of		Number of
	Shares of Verso	Percentage	Shares of Verso	Percentage
Name of Beneficial Owner	Common Stock	of Class(2)	Common Stock	of Class(3)

William K. Jurika(4)	6,786,296	7.1%	6,786,296	5.9%

Steven A. Odom‡†(5)	2,959,671	3.0	2,959,671	2.5

Juliet M. Reising‡†(6)	1,446,913	1.5	1,446,913	1.3

James M. Logsdon‡†(7)	1,007,138	1.0	1,007,138	*

Amy L. Newmark†(8)	550,000	*	550,000	*

Gary H. Heck†(9)	521,875	*	521,875	*

Joseph R. Wright, Jr.†(10)	462,465	*	462,465	*

Stephen E. Raville†(11)	252,500	*	252,500	*

Paul R. Garcia(12)	241,000	*	241,000	*

All executive officers and directors as a group (8 persons)(13)	7,441,562	7.3	7,441,562	6.2

†	Director of Verso
‡	Officer of Verso

*	Less than 1% of the issued and outstanding shares of the Verso common stock

(1)	Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of August 12, 2003, are treated as outstanding only when determining the amount and percentage owned by such individual or group.
(2)	The percentage calculations are based on 96,005,118 shares of Verso common stock issued and outstanding as of August 12, 2003, plus shares of Verso common stock which may be acquired within 60 days of August 12, 2003, by each individual or group listed.
(3)	The percentage calculations are based on 114,285,118 shares of Verso common stock estimated to be issued and outstanding upon the completion of the merger, which number represents the 96,005,118 shares of Verso common stock issued and outstanding as of August 12, 2003 and the 18,280,000 shares of Verso common stock to be issued upon the completion of the merger.
(4)	Mr. Jurika’s address is 2030 Franklin Street, Suite 210, Oakland, California 94612.
(5)	Includes (i) 1,300 shares of Verso common stock held by Mr. Odom’s wife as to which Mr. Odom may be deemed to share voting and investment power; (ii) 14,600 shares of Verso common stock held by Mr. Odom’s son as to which Mr. Odom may be deemed to share voting and investment power; and (iii) 2,639,571 shares of Verso common stock issuable pursuant to options or warrants exercisable within 60 days of August 12, 2003.
(6)	Includes 143,082 shares of Verso common stock held in an account owned by Ms. Reising’s husband as to which Ms. Reising may be deemed to share voting and investment power and 1,303,831 shares of Verso common stock issuable pursuant to options or warrants exercisable within 60 days of August 12, 2003.
(7)	Includes 964,724 shares of Verso common stock issuable pursuant to options or warrants exercisable within 60 days of August 12, 2003.
(8)	Includes 375,000 shares of Verso common stock issuable pursuant to warrants or options exercisable within 60 days of August 12, 2003.

(9)	Includes 500,000 shares of Verso common stock issuable pursuant to warrants or options exercisable within 60 days of August 12, 2003.

(10)	Includes 17,500 shares of Verso common stock held by Cadet, LLC, of which Mr. Wright serves as manager and in which he holds an equity interest and over which Mr. Wright may be deemed to have sole investment and voting power and 358,853 shares of Verso common stock issuable pursuant to warrants and options exercisable within 60 days of August 12, 2003.
(11)	Includes 50,000 shares of Verso common stock owned by the Raville 1994 Family Limited Partnership over which Mr. Raville does not have investment or voting power and over which Mr. Raville disclaims beneficial ownership and 147,500 shares of Verso common stock issuable pursuant to options exercisable within 60 days of August 12, 2003.
(12)	Includes 131,000 shares of Verso common stock issuable pursuant to an option exercisable within 60 days of August 12, 2003.
(13)	Includes 6,420,479 shares of Verso common stock issuable pursuant to options or warrants exercisable within 60 days of August 12, 2003.

Certain Relationships and Related Transactions

      Descriptions of the Executive Employment Agreements between Verso and each of Messrs. Odom and Logsdon and Ms. Reising are set forth under the section of this document titled “Additional Information About Verso — Director and Executive Compensation — Employment Agreements” beginning on page 97.

      In connection with the consummation of Verso’s acquisition of Telemate.Net Software, Inc., on November 16, 2001, Telemate.Net entered into a Separation Agreement (the “Mauro Agreement”) with Richard Mauro, who served as a director of Verso from November 16, 2001 to February 19, 2002, pursuant to which Mr. Mauro’s employment as Chief Executive Officer and President of Telemate.Net was terminated effective November 23, 2001. Pursuant to the Mauro Agreement (i) in November 2001, Telemate.Net paid Mr. Mauro $15,769 for accrued but unused time off and $89,819 as a prorated quarterly bonus for the quarter and year ended December 2001; and (ii) Telemate.Net paid Mr. Mauro separation pay in the amount of $308,807 over a period of twelve months and provided him with health insurance coverage for the same such period.

      In the second quarter of 2002, PacifiCom, a consulting firm in which Mr. Heck, a director of Verso and a member of the compensation committee of Verso’s board of directors, is a partner, provided to Verso consulting services relating to management performance. In exchange for such services, in December 2002 and January 2003, Verso issued to Mr. Heck and his partner options to purchase an aggregate of 125,000 and 15,000 shares of Verso common stock, respectively, with exercise prices equal to the fair market value of Verso common stock on the date of grant. The services provided by PacifiCom had a fair market value in excess of the options granted to Mr. Heck and his partner for such services.

      There are no material relationships between Verso and its directors or executive officers except as previously discussed herein. In the ordinary course of business and from time to time, Verso and its affiliates and subsidiaries may do business with each other.

VERSO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

General

      Verso is a communications technology solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. Verso’s continuing operations include two separate business segments, the Carrier Solutions Group, which Verso formerly referred to as its Gateway Solutions business, which includes Verso’s subsidiary NACT and Verso’s Clarent softswitching division, and the Enterprise Solutions Group, which Verso formerly referred to as its Applications and Services business, which includes Verso’s subsidiary Telemate.Net, Verso’s Clarent Netperformer division and Verso’s customer response center operations. Verso formed its Clarent softswitching division and Clarent Netperformer division subsequent to the completion of the Clarent Asset Purchase, whereby Verso acquired substantially all of the business assets, and assumed certain related liabilities, of Clarent Corporation in February 2003. Verso’s discontinued operations include its legacy VAR business and HSG.

      The consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, including Telemate.Net, NACT, Clarent Canada Ltd. and MessageClick.

      Verso believes that the foregoing events significantly affect the comparability of Verso’s results of operations from year to year. You should read the following discussion of Verso’s results of operations and financial condition in conjunction with Verso’s consolidated financial statements and related notes thereto contained elsewhere in this proxy statement/ prospectus.

Results of Operations of Fiscal Year 2002 Compared with Fiscal Year 2001

      For the year ended December 31, 2002, Verso’s net loss totaled $2.7 million, or $0.03 per share, compared with net loss of $147.6 million, or $2.71 per share, for the same period in 2001. The 2002 results include $592,000 in amortization of intangibles, $1.2 million in amortization of deferred compensation, $324,000 in reorganization costs, a loss from discontinued operations of $331,000 and gain on early retirement of debt totaling $350,000. The 2001 results include $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation, a loss from discontinued operations of $136.1 million and a $1.6 million loss from debt conversion.

     Continuing Operations

      For the year ended December 31, 2002, Verso’s net loss from continuing operations totaled $2.4 million, or $0.03 per share, compared with a net loss of $11.5 million, or $0.21 per share, for 2001. The 2002 results included $592,000 in amortization of intangibles, $1.2 million in amortization of deferred compensation, $324,000 in reorganization costs and a $350,000 gain on early retirement of debt. The 2001 results included $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation, and a $1.6 million loss on debt conversion.

      Total revenue was $44.8 million in the year ended December 31, 2002, reflecting a 50% increase from 2001. NACT accounted for $10.5 million and Telemate.Net accounted for $4.9 million of the increase in revenue. Products revenue was $23.0 million in the year ended December 31, 2002, and was primarily related to the NACT products. Products revenue was $14.4 million for the year ended December 31, 2001. Services revenue was $21.8 million in the year ended December 31, 2002, reflecting a 40% increase from 2001. Gross profit increased by $11.3 million in the year ended December 31, 2002, to $26.3 million, and was 59% of revenue, compared with 50% of revenue for 2001. The increase in revenue, gross profit percentage and gross profit dollars resulted primarily from Verso’s acquisition of NACT in July 2001 and Telemate.Net in November 2001, both of which sell higher margin proprietary products and services.

      Total operating expenses incurred in continuing operations for the year ended December 31, 2002, were $28.7 million, an increase of $5.0 million compared to the same period in 2001. The increase is primarily attributable to the following items: reorganization costs of $324,000, increases in sales, general and administrative expenses of $2.5 million, research and development of $3.1 million and depreciation expense of $570,000 offset by decreases in intangible amortization of $919,000 and amortization of deferred compensation of $593,000.

      The increase in sales, general and administrative expenses resulted from the addition of personnel and related costs related to the acquisitions of NACT in July 2001 of approximately $3.9 million and Telemate.Net in November 2001 of approximately $1.5 million offset by the reduction of corporate and customer response center operations sales, general and administrative expenses of approximately $2.9 million. The decrease in corporate and customer response center operations sales, general and administrative expenses resulted primarily from on-going cost reduction initiatives resulting in reduced personnel, telecom and other general and administrative expenses.

      The increase in research and development is primarily related to the acquisitions of NACT and Telemate.Net in July 2001 and November 2001, respectively.

      The increase in depreciation expense is primarily related to the purchase of furniture and equipment of approximately $889,000 and $1.4 million during 2002 and 2001, respectively, as well as the increased depreciation related to the assets acquired in the NACT and Telemate.Net acquisitions. Capital expenditures are primarily depreciated on a straight-line basis over an estimated useful life of three years.

      The $919,000 decrease in intangible amortization is primarily related to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which eliminated amortization of goodwill beginning January 1, 2002.

      The $593,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since Verso’s acquisition of Telemate.Net in November 2001 and Cereus in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

      In the third and fourth quarters of 2002, Verso implemented several restructuring plans as a part of its effort to improve operational efficiencies and financial performance and eliminated 42 positions held by employees. As a result of these actions, Verso recorded reorganization costs of $324,000. Annualized savings beginning in the first quarter of 2003 are expected to be approximately $2.8 million.

      As a percent of revenue, operating expenses from continuing operations were 64% during the year ended December 31, 2002, down from 79% for the same period in 2001.

      Other income was $881,000 during the year ended December 31, 2002, compared with other expense of $1,437,000 for the same period in 2001. Included in other income during the year ended December 31, 2002 was a $350,000 gain on early retirement of debt and $254,000 of non-recurring transactions related to health insurance proceeds and sale of non-operating assets. Verso incurred a loss of $1,640,000 in 2001 on debt conversion.

      In November 2002, Verso negotiated the early retirement of the remaining $1.75 million plus accrued interest due on the note made by Verso on April 25, 2002, in favor of WA Telcom Products Co., Inc., in connection with the acquisition of NACT. Verso paid $1.4 million plus accrued interest and recognized a gain on early retirement of debt of $350,000.

      In January 2001, Verso modified the terms of the $7.0 million outstanding balance of its 5% convertible subordinated debentures as follows: Verso repurchased $4.5 million, converted $1.5 million into common stock at a price of $1.40 per share, fixed the conversion rate at $1.19 per share for the remaining $1.0 million and issued warrants to purchase 954,455 shares of common stock at an exercise price of $1.98 per share. The cost of this conversion and early retirement of debt totaled $1.6 million. Pursuant to SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, “the gain/loss from debt extinguishment and conversion have been reclassified from extraordinary items to continuing operations.

      Equity in loss of BeTrue was $5,000 during the year ended December 31, 2002. This amount represents Verso’s portion of BeTrue’s losses since Verso’s acquisition of a 51% interest in BeTrue on October 1, 2002.

      Interest expense was $1.1 million during the year ended December 31, 2002, a decrease of $220,000 compared to the same period in 2001. The decrease was attributable to the reduction of interest on Verso’s 5% convertible subordinated debentures, which were paid or converted to common stock in 2001, and interest on Verso’s preferred stock Series B issued in connection with Verso’s acquisition of NACT offset by the amortization of the fair value of warrants issued to Silicon Valley Bank, Verso’s primary lender, in connection with Verso’s credit facility with Silicon Valley Bank.

      Verso recorded an income tax benefit of $200,000 during the year ended December 31, 2002, due to the reversal of a previously accrued exposure item no longer deemed necessary.

Business Unit Performance

	For the Year Ended December 31

	Carrier Solutions		Enterprise Solutions
	Group		Group		Consolidated

	2002	2001	2002	2001	2002	2001

	Dollars in thousands

Revenue	$26,319	$15,773	$18,479	$14,126	$44,798	$29,899

Gross profit	16,378	9,106	9,971	5,981	26,349	15,087

Gross margin	62%	58%	54%	42%	59%	50%

Sales, general and administrative	7,474	3,599	2,618	2,566	10,092	6,165

Research and development	5,417	1,938	457	817	5,874	2,755

Contribution before unallocated items(1)	$3,487	$3,569	$6,896	$2,598	10,383	6,167

Unallocated items

Corporate, sales, general and administrative expenses(2)					7,894	9,349

Depreciation					2,730	2,160

Amortization of intangibles					592	1,511

Deferred compensation					1,173	1,766

Reorganization costs					324	—

Operating loss					(2,330)	(8,619)

Other income (expense)					881	(1,437)

Equity in loss of Shanghai BeTrue Infotech Co. Ltd.					(5)	—

Interest expense, net					(1,141)	(1,361)

Income taxes					200	(100)

Loss from continuing operations					$(2,395)	$(11,517)

(1)	Beginning in August 2001, the Carrier Solutions Group includes costs associated with certain corporate and administrative functions to support this business unit, which functions are located in Utah. Prior to the acquisition of NACT on July 27, 2001, Verso became an NACT reseller in the first quarter of 2001. Verso resold NACT gateway solutions totaling $2.8 million with cost of product sales of $2.1 million prior to July 27, 2001. The Enterprise Solutions Group includes no allocation of corporate overhead costs. See also (b) below.
(2)	All rent, utilities and other corporate office expenses, corporate marketing expenses, corporate development costs and corporate human resources, accounting and information technology functions that support corporate, as well as the Enterprise Solutions Group, are reflected in unallocated corporate, sales, general and administrative expenses. Office expenses, human resources, accounting and information technology costs specifically related to the Carrier Solutions Group are reflected in its contribution before unallocated items.

          Carrier Solutions Group

      Total revenue from Verso’s Carrier Solutions Group was $26.3 million in the year ended December 31, 2002, a 67% increase from the same period in 2001. The increase in revenue reflects a full year of activity in 2002 versus only five months of activity in 2001 since the acquisition of NACT on July 27, 2001, plus the resale activity in the first and second quarters of 2001. Prior to the acquisition of NACT in July 2001, Verso became an NACT reseller in the first quarter of 2001. Verso resold NACT gateway solutions totaling $2.8 million with cost of product sales of $2.1 million prior to July 27, 2001.

      Gross profit increased by $7.3 million in the year ended December 31, 2002, and was 62% of revenue, an increase from 58% of revenue in the same period in 2001. The increase in gross profit dollars reflects a full year of activity in 2002 versus only five months of activity in 2001. The increase in gross margin is related to the lower margin resale activity in the first and second quarters of 2001.

      Allocated operating expenses incurred in the Carrier Solutions Group for the year ended December 31, 2002, were $12.9 million, an increase of $7.4 million compared to the same period in 2001. The increases in sales, general and administrative expenses and research and development expenses reflect the operations of NACT for a full year of activity in 2002 versus only five months of activity in 2001. Prior to the acquisition of NACT, there were no material operating expenses related to the Carrier Solutions Group segment. As a percent of revenue, operating expenses for the Carrier Solutions Group were 49% during the year ended December 31, 2002, up from 35% for 2001 due to increased research and development activities.

          Enterprise Solutions Group

      Total revenue for Verso’s Enterprise Solutions Group was $18.5 million in the year ended December 31, 2002, a 31% increase from 2001. The increase in revenue is primarily related to Verso’s acquisition of Telemate.Net in November 2001.

      Gross profit increased by $4.0 million in the year ended December 31, 2002 and was 54% of revenue compared with 42% for 2001. The improvement in gross margin was primarily attributable to a full year of operations in 2002 of Verso’s Telemate.Net operations, which offers higher margin proprietary products.

      Allocated operating expenses incurred in the Enterprise Solutions Group for the year ended December 31, 2002, were $3.1 million, a decrease of $308,000 compared to the same period in 2001. Sales, general and administrative expenses increased by $52,000. This increase relates to a full year of expenses for Telemate.Net, which was acquired in November 2001, of approximately $1.5 million offset by lower expenses related to MessageClick, the activities of which were substantially eliminated in the second quarter of 2001, of approximately $838,000 and lower expenses in Verso’s customer response center of approximately $564,000. The decrease in research and development expenses relates to the elimination of the research and development activity related to MessageClick’s ASP operations in 2001, of approximately $715,000 offset by the addition of the research and development activities of Telemate.Net, which was acquired in November 2001 of approximately $355,000. As a percent of revenue, allocated operating expenses for the Enterprise Solutions Group were 17% during the year ended December 31, 2002, down from 24% for 2001.

          Discontinued Operations

      Following the acquisition of NACT in July of 2001, Verso determined that its legacy VAR business was not strategic to Verso’s ongoing objectives and discontinued capital and human resource investment in this business. Accordingly, Verso elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144. This business was added to HSG (which was reported as discontinued operations in 2000) for a combined presentation of discontinued operations, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of these business segments.

      Summary operating results of the discontinued operations for the years ended December 31, 2002 and 2001 (in thousands) were as follows:

	Years ended
	December 31,

	2002	2001

Revenue	$223	$12,762

Gross (loss) profit	$(331)	$374

Operating loss	$(331)	$(135,598)

Loss on disposal of assets	—	(500)

Loss from discontinued operations	$(331)	$(136,098)

      The loss from discontinued operations in the year ended December 30, 2001 includes depreciation of $546,000, amortization of intangibles of $22.7 million, write-down of goodwill of $95.3 million, amortization of deferred compensation of $267,000 and reorganization costs of $9.2 million.

      The reorganization costs consist of the following (in thousands):

2001

Severance costs	$1,217

Facilities closings	6,162

Inventory write-down	1,005

MessageClick ASP exiting costs	824

$9,208

Results of Operations for Fiscal Year 2001 Compared with Fiscal Year 2000

      For the year ended December 31, 2001, Verso’s net loss totaled $147.6 million, or $2.71 per share, compared with net loss of $55.5 million, or $2.14 per share, for 2000. The 2001 results include $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation, a loss from discontinued operations of $136.1 million and an extraordinary item — loss from debt conversion totaling $1.6 million. The 2000 results include $982,000 in amortization of intangibles, $482,000 in amortization of deferred compensation, $1.8 million loss on asset abandonment, $511,000 in reorganization costs and a loss from discontinued operations of $43.0 million.

     Continuing Operations

      For the year ended December 31, 2001, Verso’s net loss from continuing operations totaled $11.5 million, or $0.21 per share, compared with a net loss of $12.5 million, or $0.48 per share, for 2000. The 2001 results included $1.5 million in amortization of intangibles, $1.8 million in amortization of deferred compensation, and a $1.6 million loss from debt conversion. The 2000 results included $982,000 in amortization of intangibles, $482,000 in amortization of deferred compensation, $1.8 million loss on asset abandonment and $511,000 in reorganization costs.

      Total revenue was $29.9 million in the year ended December 31, 2001, reflecting a 135% increase from 2000. Products revenue was $14.4 million in the year ended December 31, 2001, and was primarily related to the NACT products. Services revenue was $15.5 million in the year ended December 31, 2001, reflecting a 22% increase from 2000. Gross profit increased by $9.8 million in the year ended December 31, 2001, and was 50% of revenue in 2001, compared with 42% of revenue for 2000. The increase in revenue, gross profit percentage and gross profit dollars resulted primarily from the acquisition of NACT in 2001.

      Total operating expenses incurred in continuing operations for the year ended December 31, 2001, were $23.7 million, an increase of $7.1 million compared to 2000. The increase is primarily attributable to the following items: increases in sales, general and administrative expenses of $3.5 million, research and development of $2.8 million, depreciation expense of $1.3 million, intangible amortization of $529,000, and amortization of deferred compensation of $1.3 million offset by decreases in reorganization costs of $511,000 and loss on asset abandonment of $1.8 million.

      The increase in sales, general and administrative expenses resulted from the addition of personnel and related costs related to the acquisitions of NACT and MessageClick of approximately $4.4 million offset by the reduction of corporate sales, general and administrative expenses of approximately $1.2 million. The decrease in corporate sales, general and administrative expenses resulted primarily from the cost savings from the reorganizations during 2000, as well as on-going cost reduction initiatives affecting personnel, telecom and other general and administrative expenses.

      The increase in research and development is primarily related to the acquisition of NACT in the third quarter of 2001.

      The increase in depreciation expense is primarily related to the purchase of furniture and equipment of approximately $1.4 million and $5.3 million during 2001 and 2000, respectively, as well as the increased depreciation related to the assets acquired in the NACT acquisition. Capital expenditures are primarily depreciated on a straight-line basis over an estimated useful life of three years.

      The $529,000 increase in intangible amortization is primarily related to the reduction in the remaining estimated life of a previously existing intangible asset and an intangible asset acquired in the acquisition of NACT.

      The $1.3 million increase in amortization of deferred compensation primarily related to Verso’s acquisition of Cereus in September 2000. The deferred compensation represents the intrinsic value of the Cereus unvested options outstanding at the date of the acquisition of Cereus and is amortized over the remaining vesting period.

      In 2000, Verso recorded reorganization costs of approximately $511,000 related to a reorganization announced during the second quarter of 2000.

      In 2000, Verso decided to replace software used internally and recorded a loss on asset abandonment of $1.8 million.

      As a percent of revenue, operating expenses from continuing operations were 79% during the year ended December 31, 2001, down from 131% for the same period in 2000 as a result of cost savings related to reorganizations.

      Other expense was $1.4 million during the year ended December 31, 2001. Other income is primarily related to the loss on debt conversion of $1.6 million. In January 2001, Verso modified the terms of the $7.0 million outstanding balance of its 5% convertible subordinated debentures as follows: Verso repurchased $4.5 million, converted $1.5 million into Verso common stock at a price of $1.40 per share, fixed the conversion rate at $1.19 per share for the remaining $1.0 million and issued warrants to purchase 945,378 shares of Verso common stock at an exercise price of $2.00 per share. The cost of this conversion and early retirement of debt totaled $1.6 million. Pursuant to SFAS 145, “Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” this loss has been reclassified as continuing operations.

      Interest expense was $1.4 million during the year ended December 31, 2001, an increase of $121,000 compared to the same period of 2000. The increase was attributable to the interest on the note made by Verso on April 25, 2002, in favor of WA Telcom Products Co., Inc. in connection with the acquisition of NACT and interest on Verso’s preferred stock Series B issued in connection with the acquisition of NACT offset by the reduction of interest on Verso’s 5% convertible subordinated debentures, which were paid or converted to common stock in 2001.

Business Unit Performance

	For the Year Ended December 31,

	Carrier Gateway		Enterprise Solutions
	Solutions Group		Group		Consolidated

	2001	2000	2001	2000	2001	2000

	Dollars in thousands

Revenue	$15,773	$—	$14,126	$12,732	$29,899	$12,732

Gross profit	9,106	—	5,981	5,330	15,087	5,330

Gross margin	58%	—	42%	42%	50%	42%

Sales, general and administrative	3,599	—	2,566	1,462	6,165	1,462

Research and development	1,938	—	817	—	2,755	—

Contribution before unallocated items(1)	$3,569	$—	$2,598	$3,868	6,167	3,868

Unallocated items

Corporate, sales, general and administrative expenses(2)					9,349	10,562

Depreciation					2,160	863

Amortization of intangibles					1,511	982

Deferred compensation					1,766	482

Reorganization costs					—	511

Loss on asset abandonment					—	1,760

Operating loss					(8,619)	(11,292)

Other expense, net					(1,437)	—

Interest expense, net					(1,361)	(1,240)

Income taxes					(100)	—

Loss from continuing operations					$(11,517)	$(12,532)

(1)	Beginning in August 2001, Carrier Solutions Group includes costs associated with certain corporate and administrative functions to support this business unit, which functions are located in Utah. Prior to the acquisition of NACT on July 27, 2001, Verso became an NACT reseller in the first quarter of 2001. Verso resold NACT carrier solutions totaling $2.8 million with cost of product sales of $2.1 million prior to July 27, 2001. The Enterprise Solutions Group includes no allocation of corporate overhead costs. See also (2) below.
(2)	All rent, utilities and other corporate office expenses, corporate marketing expenses, corporate development costs and corporate human resources, accounting and information technology functions that support corporate, as well as, the Enterprise Solutions Group are reflected in unallocated corporate, sales, general and administrative expenses. Office expenses, human resources, accounting and information technology costs specifically related to the Carrier Solutions Group are reflected in its contribution before unallocated items.

          Carrier Solutions Group

      For 2002, the Carrier Solutions Group represents the sales of NACT products and related services. Prior to the acquisition of NACT on July 27, 2001, Verso became an NACT reseller in the first quarter of 2001. Verso resold NACT carrier solutions totaling $2.8 million and cost of product sales of $2.1 million during the first and second quarters of 2001. All other revenue and expenses represent the operations of NACT after it was acquired by Verso. Prior to the acquisition of NACT, there were no identifiable operating expenses related to the Carrier Solutions Group.

          Enterprise Solutions Group

      Total revenue from Verso’s Enterprise Solutions Group was $14.1 million in the year ended December 31, 2001, an 11% increase from the same period in 2000. The $1.4 million increase in revenue is comprised of an increase in customer resource center revenues of $530,000 and revenue from Telemate.Net subsequent to its acquisition by Verso on November 16, 2001 of $971,000.

      Gross profit remained constant in the year ended December 31, 2001, and was 42% of revenue, compared with 42% of revenue for 2000.

      Allocated operating expenses incurred in the Enterprise Solutions Group for the year ended December 31, 2001, were $3.4 million, an increase of $1.9 million compared to 2000. The increase of $817,000 in research and development relates primarily to MessageClick (which was acquired in 2000), the operations of which were substantially eliminated in the second quarter of 2001. The increase in sales, general and administrative expenses relates to Telemate.Net subsequent to its acquisition by Verso and MessageClick totaling $823,000. As a percent of revenue, allocated operating expenses for the Enterprise Solutions Group were 24% during the year ended December 31, 2001, up from 11% for 2000.

     Discontinued Operations

      Following the acquisition of NACT in July of 2001, Verso determined that its legacy VAR business was not strategic to Verso’s ongoing objectives and discontinued capital and human resource investment in this business. Accordingly, Verso has elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144. This business was added to HSG (which was reported as discontinued operations in 2000) for a combined presentation of discontinued operations, and the consolidated financial statements have been reclassified to segregate the net assets and operating results of these business segments.

      During 2000, the Board formally decided to dispose of HSG. In December 2000, Verso completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. Verso sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001.

      The loss on the sale of HSG totaled $11.5 million. A loss of $11.0 million was recorded in the third and fourth quarters of 2000. The loss included a reduction in asset values of approximately $6.7 million and a provision for anticipated closing costs and operating losses until disposal of approximately $4.8 million. An additional $500,000 was recorded in the third quarter of 2001, related to winding up Verso’s international hospitality operations, the assets of which were sold in the fourth quarter of 2000.

Summary operating results of the discontinued operations (in thousands) are as follows:

	December 31,

	2001	2000

Revenue	$12,762	$96,944

Gross profit	$374	$23,429

Operating loss	$(135,598)	$(35,291)

Interest expense	—	(785)

Loss on disposal of assets	(500)	(6,704)

Income tax expense	—	(170)

Loss from discontinued operations	$(136,098)	$(42,950)

      The loss from discontinued operations in the year ended December 30, 2001, includes depreciation of $546,000, amortization of intangibles of $22.7 million, write-down of goodwill of $95.3 million, amortization of deferred compensation of $267,000 and reorganization costs of $9.2 million. The operating loss in 2000 includes depreciation of $1.8 million, amortization of intangibles of $11.5 million, amortization of deferred compensation of $126,000, reorganization costs of $1.0 million and loss on asset abandonment of $218,000.

      The reorganization costs consist of the following (in thousands):

	2001	2000

Severance costs	$1,217	$731

Facilities closings	6,162	258

Inventory write-down	1,005	—

MessageClick ASP exiting costs	824	—

	$9,208	$989

Results of Operations for the Three Months Ended June 30, 2003, Compared to Three Months Ended June 30, 2002

      For the three months ended June 30, 2003, Verso’s net loss totaled $391,000, or $.00 per share, compared with net loss of $599,000, or $.01 per share, for the same period in 2002.

      Total revenue was $15.9 million in the three months ended June 30, 2003, reflecting a 36% increase from the same period in 2002. Products revenue was $9.9 million in the three months ended June 30, 2003, reflecting a 62% increase from the same period in 2002. The $3.8 million increase in product revenue is comprised of $1.9 million net increase for the Carrier Solutions Group and $1.9 million increase for the Enterprise Solutions Group, attributable to Clarent product sales offset by a decrease in NACT product sales. With Verso’s strategy of focusing on next generation communications solutions, it expects more growth in the Clarent products than the NACT products as there is a greater market for the Clarent products and as some customer needs previously filled by NACT products can now be better served by Clarent products or a combination of both. Services revenue was $6.0 million in the three months ended June 30, 2003, reflecting a 7% increase from the same period in 2002. Gross profit increased by $2.7 million in the three months ended June 30, 2003, and was 60% of revenue in 2003, compared with 59% of revenue in the same period of 2002. The increase in gross profit dollars resulted primarily from the increase in revenues. The slight increase in gross profit percentage was primarily a result of a few of Verso’s Clarent softswitching division transactions with high margins.

      Total operating expenses incurred for the three months ended June 30, 2003, were $9.5 million, an increase of $1.9 million compared to the same period of 2002. The increase is primarily attributable to the following items: increases in general and administrative expenses of $931,000, sales and marketing expenses of $335,000, research and development expenses of $919,000 and amortization of intangibles of $66,000 offset by decreases in depreciation expense of $173,000 and amortization of deferred compensation of $130,000.

      The increase in general and administrative expenses resulted from the addition of personnel and related costs related to the acquisition of assets from Clarent Corporation in February 2003, offset by overall decreased expenses related to on-going cost reduction initiatives resulting in reduced personnel, telecom and other general and administrative expenses.

      The increase in sales and marketing expenses resulted from the addition of personnel and related costs related to the acquisition of assets from Clarent Corporation in February 2003, offset by overall decreased expenses related to on-going cost reduction initiatives.

      The increase in research and development is primarily related to research and development activities at Verso’s Clarent softswitching division and Clarent Netperformer division.

      The decrease in depreciation expense is primarily related to fully depreciated assets net of increases related to the purchase of furniture and equipment of approximately $297,000 and $443,000 during the first six months of 2003 and for the last six months of 2002, respectively. Capital expenditures are primarily depreciated on a straight-line basis over their estimated useful lives of three years.

      The increase in intangible amortization is primarily related to the amortization of the customer relationship costs related to the acquisition of Encore Group in 1998, recorded in the fourth quarter of 2002.

      The $130,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since Verso’s acquisitions of Telemate.Net in November 2001 and Cereus in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

      As a percent of revenue, operating expenses from continuing operations, were 60% during the three months ended June 30, 2003 down from 64% for the same period in 2002.

      Other income was $9,000 during the three months ended June 30, 2003 compared with $345,000 for the same period in 2002. Included in other income during the three months ended June 30, 2002 was $254,000 of non-recurring transactions related to insurance proceeds and the gain on sale of non-operating assets.

      Equity in loss of investment was $19,000 during the three months ended June 30, 2003. This amount represents Verso’s 51% portion of BeTrue’s losses for the quarter. Verso acquired a 51% interest in BeTrue during the fourth quarter of 2002. Due to the shared decision-making between Verso and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      Net interest expense was $454,000 during the three months ended June 30, 2003, an increase of $145,000 compared to the same period in 2002. The increase was attributable to increased borrowings on Verso’s line of credit and notes payable for the acquisition of assets from Clarent, net of reductions related to the interest on the deferred payment due for the purchase of NACT.

Business Unit Performance

	For the Three Months Ended June 30,

	Carrier Solutions		Enterprise
	Group		Solutions Group		Consolidated

	2003	2002	2003	2002	2003	2002

	Dollars in thousands

Revenue	$9,129	$7,080	$6,729	$4,591	$15,858	$11,671

Gross profit	5,840	4,346	3,694	2,532	9,534	6,878

Gross margin	64%	61%	55%	55%	60%	59%

General and administrative	1,553	1,045	426	317	1,979	1,362

Sales and marketing	1,087	912	891	619	1,978	1,531

Research and development	1,741	1,383	642	81	2,383	1,464

Contribution before unallocated items	$1,459	$1,006	$1,735	$1,515	3,194	2,521

Unallocated items:

Corporate, sales, general and administrative expenses					2,171	1,969

Depreciation					543	716

Amortization of intangibles					213	147

Amortization of deferred compensation					194	324

Operating income (loss)					73	(635)

Other income					9	345

Equity in loss of investment					(19)	—

Interest expense, net					(454)	(309)

Loss from continuing operations					$(391)	$(599)

Carrier Solutions Group

      Total Carrier Solutions Group revenue was $9.1 million in the three months ended June 30, 2003, a 29% increase from the same period in 2002. The net increase in product revenue is attributable to Clarent product sales offset by a decrease in NACT product sales. With Verso’s strategy of focusing on next generation communications solutions, it expects more growth in the Clarent products than the NACT products as there is a greater market for the Clarent products and as some customer needs previously filled by NACT products can now be better served by Clarent products or a combination of both.

      Gross profit increased by $1.5 million in the three months ended June 30, 2003, and was 64% percent of revenue, compared to 61% in the same period in 2002. The increase in gross profit dollars is related to the increase in revenue and gross profit percentage. The increase in gross profit percentage was a result of a few sales of Verso’s Clarent softswitching division transactions with high margins.

      Allocated operating expenses incurred in the Carrier Solutions Group for the three months ended June 30, 2003, were $4.4 million, an increase of $1.0 million compared to the same period in 2002. The increase in general and administrative expenses reflects the formation of Verso’s Clarent softswitching division subsequent to Verso’s acquisition of Clarent’s business assets in February 2003 and an increase in general and administrative expenses at NACT. The increase in sales and marketing expenses and research and development expenses reflect increases related to the formation of Verso’s Clarent softswitching division subsequent to Verso’s acquisition of Clarent’s business assets in February 2003 offset by cost savings in the operations of NACT. As a percent of revenue, operating expenses for the Carrier Solutions Group were 48% during the three months ended June 30, 2003 up from 47% during the same period in 2002.

Enterprise Solutions Group

      Total Enterprise Solutions Group revenue was $6.7 million in the three months ended June 30, 2003, a 47% increase from the same period in 2002. The increase in revenue is primarily related to the formation of Verso’s Clarent Netperformer division subsequent to Verso’s acquisition of Clarent’s business assets in February 2003.

      Gross profit increased by $1.2 million in the three months ended June 30, 2003, and was 55% percent of revenue, compared with 55% of revenue in the same period in 2002. All divisions in the Enterprise Solutions Group experienced improvement in gross profit margin compared to the same period in 2002. Verso’s addition of Clarent’s Netperformer division in February 2003 was the primary cause of the increase in gross profit dollars although its margin was slightly less than the overall percentage of the Enterprise Solutions Group.

      Allocated operating expenses incurred in Enterprise Solutions Group for the three months ended June 30, 2003, were $2.0 million, an increase of $942,000 compared to the same period in 2002. The increases in general and administrative expenses, sales and marketing expenses and research and development expenses relates to the addition of the Clarent’s Netperformer division in February 2003. As a percent of revenue, allocated operating expenses for Enterprise Solutions Group were 29% during the three months ended June 30, 2003 up from 22% during the same period in 2002. The increase is attributable to the increase in research and development expenses as a percentage of revenue related to the operations of Verso’s Clarent Netperformer division.

Results of Operations for the Six Months Ended June 30, 2003, Compared to Six Months Ended June 30, 2002

      For the six months ended June 30, 2003, Verso’s net loss totaled $1.5 million, or $.02 per share, compared with net loss of $1.8 million, or $.02 per share, for the same period in 2002. The 2002 results included a loss from discontinued operations of $331,000 or $.00 per share.

Continuing Operations

      For the six months ended June 30, 2003, Verso’s net loss from continuing operations totaled $1.5 million, or $.02 per share, compared with a net loss of $1.5 million, or $.02 per share, for the same period in 2002.

      Total revenue was $28.9 million in the six months ended June 30, 2003, reflecting a 22% increase from the same period in 2002. Products revenue was $17.1 million in the six months ended June 30, 2003, reflecting a 35% increase from the same period in 2002. The $4.4 million increase in product revenue is comprised of $880,000 net increase for the Carrier Solutions Group and $3.5 million increase for the Enterprise Solutions Group, attributable to Clarent product sales offset by a decrease in NACT product sales. With Verso’s strategy of focusing on next generation communications solutions, it expects more growth in the Clarent products than the NACT products as there is a greater market for the Clarent products and as some customer needs previously filled by NACT products can now be better served by Clarent products or a combination of both. Services revenue was $11.7 million in the six months ended June 30, 2003, reflecting a 7% increase from the same period in 2002. Gross profit increased by $3.2 million in the six months ended June 30, 2003, and was 59% of revenue in 2003, compared with 59% of revenue in the same period of 2002. The increase in gross profit dollars resulted primarily from the increase in revenues.

      Total operating expenses incurred in continuing operations for the six months ended June 30, 2003, were $17.8 million, an increase of $2.5 million compared to the same period of 2002. The increase is primarily attributable to the following items: reorganization costs of $194,000, increases in general and administrative expenses of $1.1 million, sales and marketing expenses of $461,000, research and development expenses of $1.1 million and amortization of intangibles of $136,000 offset by decreases in depreciation expense of $282,000 and amortization of deferred compensation of $255,000.

      The increase in general and administrative expenses resulted from the addition of personnel and related costs related to the acquisition of assets from Clarent Corporation in February 2003 and an increase in general and administrative expenses at NACT, offset by overall decreased expenses related to on-going cost reduction initiatives resulting in reduced personnel, telecom and other general and administrative expenses.

      The increase in sales and marketing expenses resulted from the addition of personnel and related costs related to the acquisition of assets from Clarent Corporation in February 2003, offset by overall decreased expenses related to on-going cost reduction initiatives.

      The increase in research and development is primarily related to research and development activities at Verso’s Clarent softswitching division and Clarent Netperformer division.

      The decrease in depreciation expense is primarily related to fully depreciated assets net of increases related to the purchase of furniture and equipment of approximately $297,000 and $443,000 during the first six months of 2003 and for the last six months of 2002, respectively. Capital expenditures are primarily depreciated on a straight-line basis over their estimated useful lives of three years.

      The increase in intangible amortization is primarily related to the amortization of the customer relationship costs related to the acquisition of Encore Group in 1998, recorded in the fourth quarter of 2002.

      The $255,000 decrease in amortization of deferred compensation primarily related to the termination of certain options and full vesting of other options outstanding since Verso’s acquisitions of Telemate.Net in November 2001 and Cereus in September 2000. The deferred compensation represents the intrinsic value of the Telemate.Net and Cereus unvested options outstanding at the date of the acquisitions of Telemate.Net and Cereus and is amortized over the remaining vesting period of the options.

      In the first quarter of 2003, Verso announced a reorganization to accommodate the acquisition of the assets of Clarent Corporation and eliminated 14 positions held by employees. As a result of these actions, Verso recorded reorganization costs of $194,000 during the six months ended June 30, 2003. The reorganization costs consist of severance. Annualized savings beginning in the second quarter of 2003 are expected to be approximately $987,000.

      As a percent of revenue, operating expenses from continuing operations, were 62% during the six months ended June 30, 2003 down from 65% for the same period in 2002.

      Other income was $18,000 during the six months ended June 30, 2003 compared with $431,000 for the same period in 2002. Included in other income during the six months ended June 30, 2002 was $254,000 of non-recurring transactions related to insurance proceeds and the gain on sale of non-operating assets.

      Equity in loss of investment was $52,000 during the six months ended June 30, 2003. This amount represents Verso’s 51% portion of BeTrue’s losses for the six months. Verso acquired a 51% interest in BeTrue during the fourth quarter of 2002. Due to the shared decision-making between Verso and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      Net interest expense was $761,000 during the six months ended June 30, 2003, an increase of $242,000 compared to the same period in 2002. The increase was attributable to increased borrowings on Verso’s credit facility and notes payable for the acquisition of assets from Clarent Corporation, net of reductions related to the interest on the deferred payment due for the purchase of NACT.

Business Unit Performance

	For the Six Months Ended June 30,

	Carrier Solutions		Enterprise Solutions
	Group		Group		Consolidated

	2003	2002	2003	2002	2003	2002

	Dollars in thousands

Revenue	$15,851	$14,605	$13,004	$9,060	$28,855	$23,665

Gross profit	9,798	9,021	7,308	4,902	17,106	13,923

Gross margin	62%	62%	56%	54%	59%	59%

General and administrative	2,761	2,020	886	705	3,647	2,725

Sales and marketing	1,980	1,816	1,649	1,169	3,629	2,985

Research and development	3,203	2,915	1,076	224	4,279	3,139

Contribution before unallocated items	$1,854	$2,270	$3,697	$2,804	5,551	5,074

Unallocated items:

Corporate, sales, general and administrative expenses					4,064	4,029

Depreciation					1,196	1,478

Amortization of intangibles					425	289

Amortization of deferred compensation					393	648

Reorganization costs					194	—

Operating loss					(721)	(1,370)

Other income					18	431

Equity in loss of investment					(52)	—

Interest expense, net					(761)	(519)

Loss from continuing operations					$(1,516)	$(1,458)

Carrier Solutions Group

      Total Carrier Solutions Group revenue was $15.9 million in the six months ended June 30, 2003, a 9% increase from the same period in 2002. The net increase in product revenue is attributable to Clarent product sales offset by a decrease in NACT product sales. With Verso’s strategy of focusing on next generation communications solutions, it expects more growth in the Clarent products than the NACT products as there is a greater market for the Clarent products and as some customer needs previously filled by NACT products can now be better served by Clarent products or a combination of both.

      Gross profit increased by $777,000 in the six months ended June 30, 2003, and was 62% percent of revenue, compared to 62% in the same period in 2002. The increase in gross profit dollars is related to increased revenues.

      Allocated operating expenses incurred in the Carrier Solutions Group for the six months ended June 30, 2003, were $7.9 million, an increase of $1.2 million compared to the same period in 2002. The increase in general and administrative expenses reflects the formation of Verso’s Clarent softswitching division subsequent to Verso’s acquisition of Clarent Corporation’s business assets in February 2003. The increase in sales and marketing expenses and research and development expenses reflect increases related to the formation of Verso’s Clarent softswitching division subsequent to Verso’s acquisition of Clarent Corporation’s business assets in February 2003 offset by cost savings in the operations of NACT. As a percent of revenue, operating expenses for the Carrier Solutions Group were 50% during the six months ended June 30, 2003 up from 46% during the same period in 2002.

Enterprise Solutions Group

      Total Enterprise Solutions Group revenue was $13.0 million in the six months ended June 30, 2003, a 44% increase from the same period in 2002. The increase in revenue is primarily related to the formation of Verso’s Clarent Netperformer division subsequent to Verso’s acquisition of Clarent Corporation’s business assets in February 2003.

      Gross profit increased by $2.4 million in the six months ended June 30, 2003, and was 56% percent of revenue, compared with 54% of revenue in the same period in 2002. All divisions in the Enterprise Solutions Group experienced improvement in gross profit dollars and margin compared to the same period in 2002. Verso’s addition of Clarent’s Netperformer division in February 2003 was the primary cause of the increase in gross profit dollars and its margin was comparable with the overall percentage of the Enterprise Solutions Group.

      Allocated operating expenses incurred in Enterprise Solutions Group for the six months ended June 30, 2003, were $3.6 million, an increase of $1.5 million compared to the same period in 2002. The increases in general and administrative expenses, sales and marketing expenses and research and development expenses relates to the addition of the Clarent’s Netperformer division in February 2003. As a percent of revenue, allocated operating expenses for Enterprise Solutions Group were 28% during the six months ended June 30, 2003 up from 23% during the same period in 2002. The increase is attributable to the increase in research and development expenses as a percentage of revenue related to the operations of Verso’s Clarent Netperformer division.

Discontinued Operations

      Following the acquisition of NACT in July of 2001, Verso determined that its legacy VAR business was not strategic to Verso’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, Verso elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144. The condensed consolidated financial statements have been reclassified to segregate the net assets and operating results of this business segment.

      There were no results of discontinued operations for the six months ended June 30, 2003. Summary operating results of the discontinued operations for the six months ended June 30, 2002 (in thousands) were as follows:

Revenue	$223

Gross loss	$(331)

Operating loss	$(331)

Loss from discontinued operations	$(331)

Critical and Significant Accounting Policies

      The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Factors that could affect Verso’s future operating results and cause actual results to vary from expectations include, but are not limited to, lower than anticipated growth from existing customers, an inability to attract new customers, and inability to successfully integrate acquisitions, technology changes, or a decline in the financial stability of Verso’s customers. Negative developments in these or other risk factors could have a material adverse affect on Verso’s financial position and results of operations.

      A summary of Verso’s critical and significant accounting policies follows:

Allowance for Doubtful Accounts

      Verso is required to estimate the collectibility of its trade receivables. Considerable judgment is required in assessing the ultimate realization of these receivables, including the creditworthiness of each customer. Verso determines the allowance for doubtful accounts based on a specific review of outstanding customer balances and a general reserve based upon aging of customer accounts and write-off history. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current telecommunications and general economic environments.

Inventory Obsolescence

      Verso is required to state its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, Verso is required to make judgments as to future demand requirements and compare that with the current or committed inventory levels. Verso has recorded changes in net realizable values in recent periods due to impact of current and future technology trends and changes in strategic direction, such as discontinuances of product lines, as well as, changes in market conditions due to changes in demand requirements. It is possible that changes in the net realizable value of inventory may continue to occur in the future due to the current market conditions.

Revenue Recognition

      Verso’s principal sources of revenues are from sales of broadband transmission networks, digital interactive subscriber systems and content distribution networks. Verso’s revenue recognition policies are in compliance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” issued by the SEC. Verso recognizes revenue when (i) there is an agreement with the customer, (ii) product is shipped and title has passed, (iii) the amount due from the customer is fixed and determinable, and (iv) collectibility is reasonably assured. Revenue is also recognized only when Verso has no significant future performance obligation. At the time of the transaction, Verso assesses whether the amount due from the customer is fixed and determinable and collection of the resulting receivable is reasonably assured. Verso assesses whether the amount due from the customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. Verso assesses collection based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer. If Verso determines that collection of an amount due is not reasonably assured, then Verso defers recognition of revenue until collection becomes reasonably assured.

      Verso’s right of return policy, which is standard for virtually all sales, allows a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies Verso within ten days of receipt. If an agreement contains a non-standard right of return, Verso defers recognizing revenue until the conditions of the agreement are met. From time to time, Verso’s agreements include acceptance clauses. If an agreement includes an acceptance clause, the revenue is recorded at the time of acceptance.

Restructuring Accruals

Continuing Operations:

      In the first quarter of 2003, Verso initiated a reorganization to accommodate the acquisition of the assets of Clarent Corporation and eliminated 14 positions held by employees. As a result of these actions, Verso recorded reorganization costs of $194,000 during the six months ended June 30, 2003. The reorganization costs consist of severance costs and the balance of the accrued severance costs as of June 30, 2003 is $16,000.

Discontinued Operations:

      During the second and third quarters of 2001, Verso initiated certain restructuring plans. In conjunction with these restructuring plans, Verso established a restructuring reserve account for the estimated costs related to the plans. These costs primarily related to facilities closings, severance costs and MessageClick ASP service exiting costs. For the facilities closings cost, a reserve was established for all remaining lease payments due on buildings and equipment that were no longer being utilized in continuing operations, less assumptions for sub-leases. The accrual for one of the leases with total payments remaining of $2.5 million assumes that the building will be sub-leased for 50% of the total lease liability over the term of the lease. As of June 30, 2003, Verso had a remaining reserve balance of approximately $1.8 million, which is included in liabilities of discontinued operations. Verso currently believes that this remaining estimated balance is appropriate to cover future obligations associated with the restructurings. Activity in the restructuring accruals was as follows:

Balance December 31, 2002	$2,010

Lease payments	(426)

Additional restructuring accrual	201

Balance June 30, 2003	$1,785

Deferred Tax Asset Valuation Allowance

      Verso currently has significant deferred tax assets, which are subject to periodic recoverability assessment. Realization of Verso’s deferred tax assets is principally dependant upon achievement of projected future taxable income. Verso’s judgments regarding future profitability may change due to market conditions, its ability to continue to successfully execute its strategic plan and other factors. These changes, if any, may require possible material adjustments to these deferred tax asset balances. Due to the uncertainty of Verso’s ability to recognize the entire tax benefit, Verso established an offsetting provision for the tax assets.

Litigation and Related Contingencies

      Verso is subject to proceedings, lawsuits and other claims related to labor, product and other matters. Verso is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as, potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made by Verso with assistance of its legal counsel after careful analysis of each individual issue based upon the then-current facts and circumstances and discussions with legal counsel. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Intangible Assets

      Verso has significant intangible assets related to goodwill and other acquired intangibles. The determination of related estimated useful lives and whether or not these assets are impaired involves significant judgments. Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. Verso assesses the recoverability of its intangible assets subject to amortization by determining whether the value of intangible assets subject to amortization over their remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting Verso’s average cost of funds. For goodwill and unamortized intangible assets, Verso performs an annual impairment test that requires a comparison of the fair value of goodwill and unamortized intangible assets with their carrying amounts. If the carrying amount of goodwill or unamortized intangible asset exceeds its fair value, then an impairment loss shall be recognized.

Liquidity and Capital Resources

Summary

      Liquidity is the measurement of Verso’s ability to have adequate cash or access to cash at all times in order to meet financial obligations when due, as well as to fund corporate expansion and other activities. Historically, Verso has met its liquidity requirements through a combination of cash provided by debt from third party lenders, issuances of debt and equity securities, sale of discontinued businesses and acquisitions.

      At June 30, 2003, Verso had a positive working capital position (excess of current assets over current liabilities) of $5.6 million compared to a positive working capital position of $1.8 million at December 31, 2002. Verso’s cash and cash equivalents totaled $1.2 million at June 30, 2003, and $1.3 million at December 31, 2002. Total long-term debt, net of discount, was $6.8 million at June 30, 2003 and $3.7 million at December 31, 2002. At June 30, 2003, Verso had borrowed $2.8 million under its $10.0 million credit agreement with Silicon Valley Bank. Verso’s remaining borrowing availability under the credit agreement at June 30, 2003 was $5.1 million.

      On February 12, 2003, in connection with Verso’s acquisition of the assets of Clarent Corporation, Verso amended its existing credit agreement with Silicon Valley Bank, and in connection therewith, Verso and Silicon Valley Bank entered into certain amendments to the existing credit facility and certain additional credit agreements. Such amendments and additional agreements increased Verso’s asset-based revolving credit line from $5.0 million to $10.0 million and include an export-import (“EX-IM”) facility that will provide for working capital based on Verso’s international accounts receivable and inventory related to export sales primarily associated with the assets purchased from Clarent Corporation. The amendments and additional agreements also extended the term of the credit agreement for 18 months (through August 13, 2004). On April 7, 2003, Verso and Silicon Valley further amended the credit agreement to increase the EX-IM facility and to modify certain financial covenants related to the timing of the closing of the Clarent Asset Purchase.

      On February 12, 2003, Verso acquired substantially all the business assets and assumed certain related liabilities of Clarent Corporation for $9.8 million in notes. At the closing of the acquisition, Verso issued three promissory notes to Clarent Corporation: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum, of which $750,000 was paid through June 30, 2003, and the remainder is due in monthly installments continuing in July at $250,000, increasing to $500,000 in September and $750,000 in December; a $1.8 million non-interest bearing unsecured note due February 13, 2004, of which $300,000 was paid through June 30, 2003 and the remainder is due in quarterly installments of $500,000; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum. The assets Verso purchased from Clarent Corporation secure the secured notes.

Cash Flow

      Cash provided by Verso’s continuing operations in the six months ended June 30, 2003 totaled approximately $229,000 compared with cash used in continuing operations of $1.8 million in the same period in 2002. Verso’s source of cash in continuing operations during the six months ended June 30, 2003 resulted primarily from cash provided from continuing operations of $2.0 million (net loss from continuing operations of $1.5 million reduced by non-cash charges totaling $3.5 million, including depreciation and amortization of $2.2 million and provision for doubtful accounts of $1.3 million) offset by cash used for changes in current operating assets and liabilities of approximately $1.7 million.

      Cash used in Verso’s discontinued operations in the six months ended June 30, 2003 totaled $525,000 compared with cash used in discontinued operations of $458,000 in the same period in 2002.

      Verso used cash in investing activities in the six months ended June 30, 2003 of approximately $1.6 million, compared to $607,000 in the same period of 2002. In the six months ended June 30, 2003, Verso used $1.0 million in cash, net of cash acquired, related to the acquisition of the assets of Clarent Corporation. Verso spent $297,000 and $446,000 on capital expenditures in the six months ended June 30, 2003 and 2002, respectively. Verso also invested $320,000 and $161,000 on purchased software development costs in the six months ended June 30, 2003 and 2002, respectively.

      Cash provided by financing activities totaled approximately $1.8 million in the six months ended June 30, 2003, compared to cash used of $1.2 million in the same period of 2002. Verso borrowed $2.0 million on its credit line, received proceeds from the issuance of shares of Verso common stock totaling $812,000 and paid $1.1 million on the notes payable for the purchase of the assets of Clarent Corporation in the six months ended June 30, 2003. Verso received proceeds from the issuance of shares of Verso common stock totaling $292,000 and paid $1.5 million on the notes payable for the purchase of NACT in the six months ended June 30, 2002.

Contractual Obligations and Commercial Commitments

      The following summarizes Verso’s future contractual obligations at June 30, 2003 (in thousands):

		Less than			After
Contractual Obligations	Total	1 year	1-3 years	4-5 years	5 years

Line of credit	$2,848	$—	$2,848	$—	$—

Additional payments for the acquisition of Encore Group	1,463	654	662	147	—

Notes payable	8,750	5,750	—	3,000	—

Convertible subordinated debentures	4,500	—	4,500	—	—

Operating leases:

Continuing operations	14,910	2,680	4,975	4,159	3,096

Discontinued operations	1,706	605	429	380	292

Total contractual cash obligations	$34,177	$9,689	$13,414	$7,686	$3,388

Sources of Cash

      For 2003, Verso expects that its primary sources of cash will be from cash on hand, working capital provided by operating activities, borrowings under its credit agreement with Silicon Valley Bank, repayment of its notes receivable from shareholders and other possible sources, including issuances of equity or debt securities, including exercise of options and warrants. Verso believes that, with its current operations, which generated positive income from continuing operations before interest, taxes, depreciation, amortization of intangibles and amortization of deferred compensation (“EBITDA”) for the last seven quarters, it will have sufficient liquidity from these sources to meet its current financial obligations through 2003. Additionally, in July 2003, Verso received cash proceeds of $1.1 million from the exercise of options and warrants and $1.6 million from the early retirement of notes receivable from shareholders. The credit agreement with Silicon Valley Bank, however, is subject to certain financial covenants and limitations on Verso’s ability to access funds under the credit agreement. If Verso is in violation of the credit agreement, or does not have sufficient eligible accounts receivable and inventory to support the level of borrowings it may need, Verso may be unable to draw on the credit agreement to the extent necessary. To the extent Verso does not have borrowing availability under the credit agreement, Verso may be required to obtain additional sources of capital, sell assets, obtain an amendment to the credit agreement or otherwise restructure its outstanding indebtedness. If Verso is unable to obtain additional capital, sell assets, obtain an amendment to the credit agreement or otherwise restructure its outstanding indebtedness, then Verso may not be able to meet its obligations.

      Verso’s short-term cash needs are to cover working capital needs, including cash operating losses, if any, capital expenditures, transaction costs related to the acquisition of Clarent Corporation’s assets and MCK Communications, payments on the secured and unsecured notes made by Verso in connection with the acquisition of Clarent Corporation’s assets, totaling approximately $5.8 million plus interest due February 13, 2004 and payments related to discontinued operations. At June 30, 2003, liabilities of discontinued operations included $1.8 million in lease payments related to discontinued operations. Verso expects to pay out approximately $605,000 related to discontinued operations in the next twelve months.

      Verso’s long-term cash needs are related to the costs of growing its current business as well as prospective businesses to be acquired, including capital expenditures and working capital. Verso expects to meet these cash needs through cash from operations, if any, cash on hand, borrowings under the credit agreement or other debt facilities, if available, as well as through possible issuances of equity or debt securities. If sufficient borrowing capacity under a working capital line of credit is unavailable (or if Verso is unable to restructure its existing credit agreement in the event that Verso requires additional borrowing capacity), or if Verso is otherwise unable to obtain additional capital or sell assets, then Verso may not be able to meet its obligations and growth plans.

     Recent Accounting Pronouncements

      In April 2002, the FASB issued SFAS No. 145 which eliminates the requirement to report gains and losses related to extinguishments of debt as extraordinary items. The statement also included other amendments and technical corrections, which will not have a material impact on Verso. The provisions of the statement related to the treatment of debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145 in January 2003, previously recorded extraordinary items for debt extinguishments have been reclassified to continuing operations.

      In June 2002, the FASB issued SFAS No. 146. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. Verso adopted SFAS No. 146 in January 2003.

      In December 2002, the FASB issued SFAS No. 148. SFAS No. 148 is an amendment to SFAF No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. Verso has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148, which, if adopted, could have a material effect on Verso’s financial position or results of operations.

      In February 2003, the FASB issued SFAS No. 150, which is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for Verso’s classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The application of SFAS No. 150 is not expected to have a material adverse effect on Verso’s financial statements.

      In November 2002, the EITF of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements executed in quarters beginning after June 15, 2003. Verso will adopt this new accounting effective July 1, 2003. Verso is currently evaluating the impact of this change.

      In November 2002, the FASB issued FASB Interpretation No. 45. Interpretation No. 45 clarifies the disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. Verso typically grants its customers a warranty, which guarantees that its products will substantially conform to its current specifications for twelve months from the delivery date. Historically, costs related to these guarantees have not been significant.

      In January 2003, the FASB issued Interpretation No. 46. Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined therein. Interpretation No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. Verso is currently determining the impact of application of this Interpretation on Verso’s financial statements.

Quantitative and Qualitative Disclosures about Market Risk

     Market Risk

      Verso is exposed to various market risks, including changes in interest rates and foreign currency exchange rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Verso does not enter into derivatives or other financial instruments for trading or speculative purposes. Verso has also not entered into financial instruments to manage and reduce the impact of changes in interest rates and foreign currency exchange rates although Verso may enter into such transactions in the future.

     Interest Rate Risks

      Verso’s notes payable and convertible subordinated debentures at June 30, 2003, carry interest rates, which are fixed. Verso’s line of credit carries interest rates, which vary with the prime rate. Accordingly, any increases in the bank’s prime rate will reduce Verso’s earnings. A 1% increase in the prime rate on the $2.8 million outstanding under Verso’s line of credit at June 30, 2003 would result in an annual interest expense increase of approximately $28,000.

     Foreign Currency Risks

      Products sold outside of the United States of America are transacted in U.S. dollars and therefore Verso is not exposed to foreign currency exchange risk. Transactions with Clarent Canada Ltd., Verso’s Canadian subsidiary, present foreign currency exchange risk. The principal transactions are personnel and related costs. The intercompany balance is denominated in U.S. dollars and changes in foreign currency rates would result in foreign currency gains and losses. Using the intercompany balance at June 30, 2003, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a foreign currency transaction loss of approximately $164,000. To date, foreign exchange gains and losses have not been significant.

Selected Quarterly Financial Data

      The following table presents unaudited quarterly statements of operations data for the quarter ended June 30, 2003, and for each quarter of Verso’s last two completed fiscal years. The unaudited quarterly financial statements have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this proxy statement/prospectus. In the opinion of Verso’s management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers to be necessary to fairly present this information when read in conjunction with Verso’s consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	First	Second	Third	Fourth
	Quarter (1)	Quarter	Quarter	Quarter (2)	Total Year

		(in thousands, except per share amounts)

2003

Revenue	$12,997	$15,858

Gross profit	7,572	9,534

Sales, general and administrative	5,212	6,128

Research and development	1,896	2,383

Operating (loss) income from continuing operations	(794)	73

Loss from continuing operations	(1,125)	(391)

Net loss	$(1,125)	$(391)

Net loss per common share — basic and diluted:(3)

Loss from continuing operations	$(0.01)	$—

Loss from discontinued operations	—	—

Net loss per common share	$(0.01)	$ (—)

2002

Revenue	$11,994	$11,671	$10,412	$10,721	$44,798

Gross profit	7,045	6,878	5,852	6,574	26,349

Sales, general and administrative	4,877	4,862	3,947	4,300	17,986

Research and development	1,675	1,464	1,455	1,280	5,874

Operating loss from continuing operations	(735)	(635)	(719)	(241)	(2,330)

Loss from continuing operations	(859)	(599)	(1,019)	(82)	(2,395)

Net (loss) income	$(1,190)	$(599)	$(1,019)	$82	$(2,726)

Net loss per common share — basic and diluted:(3)

Loss from continuing operations	$(0.01)	$(0.01)	$(0.01)	$—	$(0.03)

Loss from discontinued operations	(0.01)	—	—	—	—

Loss on disposal of discontinued operations	—	—	—	—	—

Net loss per common share	$(0.02)	$(0.01)	$(0.01)	$—	$(0.03)

	First	Second	Third	Fourth
	Quarter (1)	Quarter	Quarter	Quarter (2)	Total Year

		(in thousands, except per share amounts)

2001

Revenue	$4,162	$5,495	$8,322	$11,920	$29,899

Gross profit	1,813	1,415	4,363	7,496	15,087

Sales, general and administrative	3,257	2,423	3,814	6,020	15,514

Research and development	219	273	904	1,359	2,755

Operating loss from continuing operations	(2,936)	(2,513)	(1,957)	(1,213)	(8,619)

Loss from continuing operations	(4,818)	(2,677)	(2,443)	(1,579)	(11,517)

Net loss	$(18,008)	$(105,701)	$(12,905)	$(11,001)	$(147,615)

Net loss per common share — basic and diluted:(3)

Loss from continuing operations	$(0.10)	$(0.05)	$(0.05)	$(0.02)	$(0.21)

Loss from discontinued operations	(0.26)	(2.02)	(0.19)	(0.15)	(2.49)

Loss on disposal of discontinued operations	—	—	(0.01)	—	(0.01)

Net loss per common share	$(0.36)	$(2.07)	$(0.25)	$(0.17)	$(2.71)

(1)	First quarter 2001 net loss includes a loss from debt conversion totaling $1.6 million.

(2)	Fourth quarter 2002 net income includes a gain on early retirement of debt of approximately $350,000.

(3)	Per common share amounts for the quarters and full years have been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period.

ADDITIONAL INFORMATION ABOUT MCK COMMUNICATIONS

Overview

      MCK Communications is a leading provider of products that deliver distributed voice communications by enabling businesses to extend the functionality and applications of their business telephone systems from the main office to outlying offices, remote call centers, teleworkers and mobile employees over public and private networks. Business telephone systems consist of PBX systems and KTS. Whereas key systems are used in medium and small businesses or smaller locations within larger companies, PBXs are the most commonly used telephone systems in large corporations. PBXs deliver such features as 3- or 4-digit internal dialing, conferencing, call transfer and call forwarding. PBXs also generally support a range of telephony applications such as voicemail, automatic call distribution, auto attendant, call accounting and interactive voice response.

      MCK Communications’ EXTender and ConneX products cost-effectively deliver a unified enterprise-wide voice network by enabling the voice switch to function as a company-wide voice server that transmits call function and applications to distributed locations over the company’s existing voice and/or data networks. This enables a company to provide the same telephony functionality to all locations while reducing their total cost of ownership. Savings are achieved by leveraging current investments in voice and data equipment, flexibility of network choice for lowered communications service cost, streamlined network administration through the utilization of industry standard network management techniques and lowered training costs. These products also afford service providers the flexibility of combining the power of their network services such as data and/or mobile services with PBX/ KTS extension to expand the range of offers provided to their customers.

      MCK Communications’ embedded gateway recording products are used within a variety of telephony-based applications (e.g., call center, contact center, security and client services applications) and enable MCK Communications’ customers to convert digital PBX signals into standard analog audio output so that calls can be easily and cost-effectively recorded for future use. MCK Communications also provides a range of custom embedded gateway products for specific OEM partners.

      In addition, MCK Communications’ Extender products provide enterprises or service providers flexible choices for managing their path to the future by leveraging their current infrastructure investments while taking advantage of nextgen telephony systems (e.g., CPE and/or hosted IP switches), applications (i.e., unified messaging) and devices (e.g., IP phones, wireless devices) to provide employees enriched telephony experiences.

      MCK Communications markets and distributes its products through an international network of distributors, resellers, equipment providers, system integrators, service providers and, to a lesser extent, through direct sales. MCK Communications is headquartered in Needham, Massachusetts and has a development center in Calgary, Canada. MCK Communications also maintains a sales office in the United Kingdom and sales offices in Toronto and Montreal, Canada, as well as multiple locations throughout the United States. MCK Communications outsources its manufacturing to a manufacturer that provides full turnkey services including material procurement, final assembly, test, shipment to MCK Communications’ customers, and warranty services.

      MCK Communications customer support efforts complement its distribution partners’ offerings. MCK Communications’ sales force and marketing efforts are primarily directed at supporting the sales efforts of MCK Communications’ indirect distribution partners and developing brand awareness.

Industry Background

      Most businesses today have deployed separate networks to support voice and data communications. As these businesses evolve to unite their geographically distributed locations such as branch or satellite locations and an increasingly virtual workforce either working at home or on the road, new demands are being placed on the traditionally localized voice communications networks. While data networks have evolved to meet this challenge by offering high-speed remote data access and a high degree of interoperability among data systems and components, telephony systems and voice networks have remained largely centralized and switch-specific with limited multi-vendor interoperability. Consequently, providing cost-effective, company-wide telephony services and applications to all locations and employees can be challenging.

      Businesses depend on company-wide communication to ensure critical internal collaboration, provide suitable levels of customer service, and maintain operational efficiency and productivity by sharing resources throughout the company. The shift to a more distributed voice environment results from a number of factors. These include extending business reach closer to key customers, suppliers and partners, lowering the cost of communications, complying with expanding environmental regulations, the competition for qualified employees and disaster preparedness and/or recovery.

      In trying to address these needs, companies are increasingly challenged by the need to integrate voice and data networks across multiple locations. As the business environment becomes more competitive, providing an appearance of one with common features and applications seamlessly connecting employees and callers into a virtual community is becoming increasingly important.

     Enterprise Data Networks

      Initially, data networks were built to interconnect mainframe computers that served a single office location. They were accessible by a limited number of users and were often too costly for small organizations. Over the past 20 years, advances in open-systems, computer processing and networking technology have altered this centralized model to deliver cost-effective, high-speed distributed information processing and communications by using a distributed client-server architecture. This enables companies to deploy equipment from multiple vendors that is interoperable across local area networks (“LANs”), or wide area networks (“WANs”), using standard communication protocols, internetworking technologies, and industry-standard system management platforms. These same developments have also facilitated widespread data access through the deployment of remote access equipment capable of extending the reach of data networks beyond corporate locations over public and private networks.

      Historically, branch offices and telecommuters accessed corporate data networks over a variety of circuit-based networks that were designed for voice service. These circuit-based networks are dedicated point-to-point connections that require companies to constantly maintain sufficient bandwidth to meet their maximum communications requirements. Packet-based networks, deployed over the past decade, divide all types of data, including voice, into packets that can be simultaneously transmitted and reassembled into their original form at their final destination. These packet-based networks enable sharing of network resources and are more efficient in their use of available bandwidth than traditional circuit-based networks, thus minimizing network capacity constraints and management requirements.

      As a result of the growing demand for high-bandwidth applications, such as Internet and Intranet access, service providers are migrating from existing circuit-based networks to packet-based networks. In doing so, they are creating new service offerings over private managed networks and public networks using new technologies, such as Quality of Service and firewalls, to ensure speed, quality and security.

      Deployment of packet-based networks and widespread access is enabling companies to realize tremendous productivity gains due to increased collaboration, internal communication and sharing of resources. Examples of specific benefits include company-wide e-mail capabilities, company-wide access to files and applications that run on a corporate server and ease of access for remote workers.

     Enterprise Voice Networks

      Enterprise telephony systems are generally based on a circuit-based architecture and telephone equipment known as PBXs. Given the mission critical nature of voice communications and related applications, enterprise voice systems have been architected with numerous built-in fault tolerant and redundancy features and are designed to deliver 99.999% up-time reliability. In addition to delivering reliable voice service, PBXs have the capability to serve as the platform for more than 500 critical voice features and applications, including:

•	voicemail

•	unified messaging that creates a single interface for accessing voicemail, e-mail and fax messages

•	automatic call distribution

•	auto-attendant

•	directories

•	call accounting and/or billing

•	least-cost routing

•	interactive voice response

      The PBX is also responsible for delivering features and capabilities such as:

•	phone numbering plans

•	3 or 4 digit internal dialing

•	call transferring, conferencing, holding and forwarding

•	receptionist call screening

      Despite the reliability and functionality of centralized circuit-based voice networks, the features, applications and inter-connectivity of traditional PBX systems and their switch-specific architectures make it difficult to integrate them with other systems and applications. Furthermore, they are not inexpensively networked to outlying offices or teleworkers. A number of factors have created this deficiency. PBX-based telephone systems are bandwidth constrained making them poor at networking, not easily integrated with other traffic types, such as data and video, and the quality of their voice transmission degrades beyond a limited distance. In addition, the high cost associated with deploying a PBX system and its supported voice applications typically makes them prohibitively expensive for smaller locations. Accordingly, companies seeking to extend voice services to outlying locations and/or incorporate new applications have traditionally had the following voice options, all of which have significant limitations:

•	Key Systems. KTS systems have functionality similar to PBXs but have been cost-effectively architected to service small office environments. They lack the full feature set and scalability of more expensive PBX-based telephone systems. KTS systems have limited interoperability with PBX systems, and consequently function as stand-alone voice systems with separate voice applications. This creates a less than professional image due to dissimilar functionalities, inefficiencies and network management complexities in a multi-office environment. More recently, KTS systems have been enhanced with multi-site networking to enable their residing within a network configuration either with other like KTS systems or same vendor PBXs. However, typically the transparent access to the full range of applications is not facilitated.

•	IP PBXs. Recently introduced voice switches from voice and data networking vendors, such as LAN and Windows NT-server based PBXs, are based on data standards and tend to be more open than traditional PBX systems. Although providing new alternatives for medium to smaller locations, they lack the full feature set of the traditional PBXs, have limited ability to network with the proprietary, circuit-switched PBXs, limit business reach either to a LAN or nextgen network environment and provide less than the 99.999% service availability typically expected by the customer. In addition, IP based solutions require the use of IP phones. These are typically less reliable, less feature rich and more expensive than traditional phone sets. Although improvements are being made, most IP based solutions continue to fall short of business expectations.

•	IP enabled PBX. Over the last 12 months many main stream PBX manufacturers have introduced migration plans for traditional or legacy infrastructures. These migration strategies allow the use of existing handsets and applications to varying degrees. These upgrades tend to be expensive, and somewhat complex, for most enterprises to deploy, but nonetheless do supply a viable alternative to reach off premise facilities of the enterprise, and realize the cost efficiencies promised by converged networks.

•	Centrex. Centrex is a business telephone service that is offered by local telephone companies from their central offices. While Centrex offers some of the same features as PBXs, its effectiveness is constrained by phone companies’ capacity, its lack of interoperability with PBXs, its geographic limitations and its reliance upon the local phone company for service and support. Adding new services for a Centrex provider is time consuming, expensive, cumbersome and provisioning complexity can often prohibit customer acceptance.

•	Off-Premises Extension. An Off-Premises Extension is a dedicated telephone line that originates from a PBX and extends a subset of PBX features and applications to remote users. These offerings cannot support digital telephone sets, and require an expensive dedicated leased line or private network connection.

      The inability of most of these solutions to fully integrate with the PBX has caused businesses to deploy separate voice networks for their outlying offices, limiting the effectiveness of company communications and increasing the burden on systems administrators. In addition, companies seeking to provide business telephony for their teleworking employees aren’t provided cost-effective, full-featured solutions.

     Enterprise Voice Evolution

      As business organizations decentralize, distributed networks are becoming increasingly important. While data networks have evolved to meet this critical business requirement, there is a similar need for a suitable voice solution that cost-effectively utilizes the company’s voice systems, its features and its applications to offer company-wide voice applications to all employees. This includes employees at smaller outlying offices, telecommuters and mobile workers. Furthermore, in order to lower costs and simplify network administration, companies are increasingly demanding that distributed voice and data services be offered over the same centrally-managed communications infrastructure. This convergence of voice and data is made possible by technology that can convert voice transmissions into packets of data and advances in Quality of Service which enable the transmission of voice over private managed data networks and public data networks, such as managed IP networks.

      As a result of their reliability, the wide variety of applications supported and the size of their installed base, proprietary, circuit-switched PBXs are pervasive in the enterprise arena and are likely to remain entrenched as the central system delivering enterprise voice on which new applications are developed and deployed for many years to come. However, businesses are looking to IP-enable their present systems to support taking advantage of their data networks and lower communications costs as well as to take advantage of emerging access networks in support of an increasingly virtual workforce. Most PBX and KTS system manufacturers are IP enabling their systems through IP trunk cards in order to provide multi-site connectivity. Some vendors are developing converged systems which support both TDM and IP backplanes.

      However, this only addresses inter node connectivity and doesn’t address emerging access networks and/or line side applications. To address these, a solution is required that packetizes both the voice traffic and PBX signaling information. Given that each PBX system has its own signaling information algorithms which must be used to deliver features and applications to the user via the corresponding handset, solutions for the sizeable installed base must support the breadth of diverse signaling protocols. They must also offer a centrally-managed interface to the main system and have the capability of packetizing and transmitting voice and signaling information over both traditional circuit-based voice and data networks as well as emerging wired and wireless packet networks.

      IP PBX vendors are experiencing introductory success in targeting the smaller PBX and/or KTS environment and smaller scale enterprise networks. However, vendors have found a key barrier to acceptance is the inability to interoperate with legacy environments. To address this need a solution must enable an enterprise to leverage its existing applications and interoperate with legacy switches and desksets while incorporating new IP switches. This provides a company an affordable migration path.

      In taking a closer look at the enterprise telephony application environment, applications traditionally have sat behind the PBX and were historically switch-specific, in that they did not operate with other PBX vendor protocols. Over the last few years, applications have become open and sit behind a LAN or managed Intranet. On a smaller degree, this openness has allowed some applications to move out of the enterprise and into a “hosted model”. Solutions which support both Customer Premise Equipment (“CPE”) and network based applications provide another example of enabling an enterprise to have choices for their migration path.

      Over the next five to ten years, co-existence, in the form of hybrid or converged solutions, will likely prevail. This will allow an enterprise to leverage their existing infrastructures while having flexible choices for experiencing new solutions. Resulting solutions will support new platforms inter-working with legacy switches and applications, support legacy and IP voice terminals, support feature richness through digital line interfaces to preserve the user experience, as well as support CPE and service providers network environments.

MCK Communications Enables the Distributed Enterprise

      MCK Communications is a player in this enterprise voice transformation because of MCK Communications’ unique physical position in the network. MCK Communications’ systems connect to the PBX, KTS and/or IP-based system, speaking their protocols (the system’s signaling language), and also connect to the network, speaking traditional or nextgen IP protocols. In doing so, MCK Communications enriches a line side voice network while laying a solid foundation for the future by minimizing the impact of changing technology, bridging gaps and allowing enterprises to evolve their voice capabilities via the path of their choice.

      MCK Communications’ solutions address the access or line side of the enterprise voice environment. MCK Communications’ solutions support the majority of PBX and KTS systems in the industry. By packetizing both the voice traffic and CPE signaling information, MCK Communications’ products deliver full-featured business telephony and applications to an end user via a range of devices — each of which are enabled to function as digital sets. MCK Communications’ products also offer a centrally-managed interface to the main system and have the capability of packetizing and transmitting voice and signaling information over both traditional circuit-based voice and data networks as well as emerging wired and wireless packet networks. This enables end users to access their company’s voice system from anywhere — outlying offices, home offices, temporary offices and while on the road — while preserving the experience they have come to expect. This experience includes: four digit dialing, calling party display, call waiting/ holding/forwarding/ transfer/conferencing, telephony applications, etc. over any network and thru any telephony enabled device — whether wired, cordless or wireless.

      Supporting the broadest range of protocols, networks and devices, MCK Communications’ solutions fulfill the market need for widespread interoperability, creating a more “open” enterprise by enabling business quality voice anytime, anywhere, over any network. MCK Communications’ solutions support Alcatel, Avaya (Definity and MAGIX), Ericsson (MD110 and BP250), Iwatsu (ADIX), NEC (NEAX, Elite), Nitsuko (I-series), Nortel (Meridian and Norstar), Panasonic (DBS) and Toshiba (Strata DK), representing over three quarters of the U.S. installed PBX and KTS base. They also provide users choices in access networks (e.g., analog, IP, ISDN, T1, E1, Frame Relay, cellular, ATM or wireless) and devices (e.g., analog, digital, cordless, mobile or IP phones). With the business appeal of an “appearance of one” that is seamlessly connected in a virtual community, an enterprise becomes a unified company for its employees and callers.

      In addition, MCK Communications’ products have the benefit of reducing the total cost of ownership by enabling a company to: leverage their existing investments in voice and data equipment; eliminate voice network charges for traffic between offices by utilizing data networks in a toll bypass situation; streamline network administration through the utilization of industry standard network management techniques; simplify training and provide enterprises the flexibility of choosing their migration path for when and how they evolve to nextgen services, systems, features and applications.

      When many companies talk about convergence, they refer to voice and data over a unified IP network. MCK Communications is committed to a more open enterprise by delivering convergence along three dimensions. MCK Communications:

•	Extends enterprise voice to distant locations through voice over a variety of networks, not just IP, creating an appearance of one company-wide system meeting the telephony needs of:

•	Mobile workers (campus wide or over cellular)

•	Employees working at home

•	Branch office workers

•	Remote call center agents

•	Bundles with service providers to:

•	Unite CPE and network services to deliver new value added PBX extension services

•	Blend PSTN and wireless networks for greater portability while eliminating infrastructure restrictions

•	Bridges technology gaps between existing and nextgen applications, switches and services to enable company managed migration from legacy to nextgen systems.

Key to enabling this power of convergence is the ability to preserve end user interfaces while providing access to the widest array of new experiences. The following are the key attributes of MCK Communications’ solution:

Full-Featured Remote Voice Access. MCK Communications’ solutions provide the features and applications of enterprise telephone systems to employees at outlying offices, which may be local or geographically dispersed, home workers and mobile workers over wired or wireless, circuit or packet networks. MCK Communications’ solutions allow these distributed workers to utilize voice switch features such as 3 or 4 digit internal dialing, call hold, transfer and conference. They also give employees access to company chosen telephony applications such as voicemail, unified messaging, auto attendant, directories and automated call distribution. Extending these voice applications to outlying or mobile employees improves business reach by making them closer to customers, partners and suppliers, increases employee productivity, facilitates internal collaboration and delivers to external callers transparent access to all telephone extensions throughout an enterprise.

Digital Line Extension Technology. The features and applications of the voice switch reside on its digital line or user side. MCK Communications has developed proprietary software and hardware interfaces that extract the voice and voice system signaling information from the user side of the switch. MCK Communications’ switch-side or gateway products then packetize and transmit this information to client-side or remote products over existing voice or data networks. Utilizing this captured information, MCK Communications’ products mimic the digital line side of the PBX, thereby transparently connecting the user’s digital telephone set to the main voice system. Based on the protocol expertise and intellectual property MCK Communications has developed over the past decade, MCK Communications’ products enable companies to deploy effective extended voice solutions without significant reconfigurations or upgrades to their existing enterprise voice systems.

Similarly, MCK Communications’ products enable employees at satellite or branch offices, home workers and mobile employees to use their digital telephone sets and existing user interfaces to seamlessly connect with their company’s voice system. Using MCK Communications’ digital line extension technology, MCK Communications is also working with a number of companies to enable digital telephone sets to interface with nextgen corporate voice systems such as IP-PBXs and network-based voice systems and applications. This digital line extension technology also enables MCK Communica-

tions to terminate multiple types of telephone sets, including a variety of third-party digital telephone sets, analog telephone sets, cordless sets and IP-based telephone sets, off traditional and/or nextgen voice systems using MCK Communications’ gateway products.

Packet Voice Architecture. MCK Communications’ extensive experience in packetizing voice, voice signaling information and voice applications enables MCK Communications to deliver a complete distributed voice solution over traditional circuit-based, packet-based and wireless networks. MCK Communications has expanded its original proprietary Remote Voice Protocol (“RVP”) software platform to include a Common Terminal Protocol, Common Network Protocol and Common Switch Protocol. Using these, MCK Communications packetizes, compresses, encodes, transmits and decodes voice, interfacing with a broad range of switches, to a diverse range of devices over a range of networks, providing enterprises and services providers broad business reach alternatives. Networks supported include asynchronous transfer mode, or (“ATM”), digital subscriber line, or DSL, fiber, frame relay, IP, integrated services digital network, or (“ISDN”), leased line, T-1, fractional T-1 and PSTN. Additionally, during the past year, MCK Communications has evolved RVP to support cellular and broadband wireless enabling increased access portability and eliminating infrastructure restrictions. MCK Communications’ support of this broad range of signaling protocols creates a more open enterprise by providing enterprises migration alternatives.

MCK Communications is evolving this technology to enable enterprises to incorporate new IP switches which interoperate with legacy switches, desksets and applications. This includes adding support for H.323, SIP and MGCP protocols which enable MCK Communications’ products to interface with nextgen voice equipment located in either the enterprise or the network infrastructure or service providers. MCK Communications’ products packetize voice using industry standard compression algorithms.

Lower Cost Solution. MCK Communications’ products provide a cost-effective solution, lowering costs in the following areas:

•	Transmission. MCK Communications’ products lower transmission costs by consolidating voice and data traffic over a single network, eliminating local loop service charges through toll bypass and enabling remote users to utilize volume-based, corporate long distance rates.

•	Management. MCK Communications’ products provide telecom managers the ability to centrally manage MCK Communications’ remote devices using Telnet, hypertext mark-up language (“HTML”), and simple network management protocol (“SNMP”), with graphical user interfaces. MCK Communications’ customers can use these remote monitoring and diagnostic capabilities to solve problems on-line, thereby reducing the time and cost associated with dispatching a technician to a remote site.

•	Equipment. MCK Communications’ products enable companies to utilize their existing capital investment in enterprise voice systems, voice applications and data networks, thereby eliminating the need to expend significant additional capital on disparate, incompatible solutions such as KTS systems.

•	Facilities. MCK Communications’ products allow companies to reduce physical facility costs and infrastructure investments by enabling employees to work effectively outside of standard company locations.

Compatibility with Leading voice switch manufacturers. MCK Communications has worked with Alcatel, Avaya, Ericsson, Iwatsu, NEC, Nitsuko, Nortel, Panasonic and Toshiba to develop interfaces between its software platform and its primary voice communications systems. These manufacturers have tested and validated in their labs that MCK Communications’ platform is interoperable with their primary switching products, including 4400/4200 (Alcatel), DEFINITY and MAGIX (Avaya), MD110/ BP250 (Ericsson), ADIX (Iwatsu), NEAX 1000/2000/2400 (NEC), 1-Series (Nitsuko), Meridian and, Norstar (Nortel), DBS (Panasonic) and Strata DK (Toshiba) equipment.

Strategy

      Overall, MCK Communications’ strategy is to balance its need to focus on today’s revenue with the opportunity to be a leader in nextgen environments. MCK Communications’ marketing, sales and service delivery strategy is to partner with leading companies to deliver solutions for enterprise customers. MCK Communications’ network of partners include distributors, resellers, equipment providers, system integrators and service providers. MCK Communications occasionally deals with end-users of its products on a direct basis. During the fiscal year ended April 30, 2003, the reduction in capital spending decreased the demand for MCK Communications’ products with these partners and subsequently MCK Communications’ revenues. In response to this reduction, MCK Communications optimized its territory sales model in the U.S., enabling it to deepen relationships with its large channel partners. MCK Communications implemented this model across Canada and Europe as well. MCK Communications worked with partners to closely map sell-in and sell-through, enabling tighter channel inventory management. During the year, MCK Communications strengthened its channel contribution blend thereby decreasing its dependency on any one segment as well as capitalized on the value of its new products, and strengthened the mix of products its channel partners offered to customers.

      MCK Communications continues to strengthen its partnerships with PBX and KTS and manufacturers, developing complimentary solutions to their product portfolios. However, MCK Communications has decreased its reliance on their distribution and branding. MCK Communications has developed its own brand and independent channels. Given the development in the market for this type of solution, MCK Communications believes this has better positioned MCK Communications to more fully develop its business potential.

      MCK Communications’ product strategy is to create a more open enterprise by being a leading provider of distributed voice solutions that enable businesses to unleash the power of their enterprise by connecting disparate voice systems and networks. Historically, MCK Communications’ business-quality remote voice solutions allowed corporations to extend the features and applications of switch-specific, circuit-based PBXs across distances to branch offices, remote call centers, and teleworkers using circuit networks. MCK Communications has evolved this capability to work with the majority of enterprise voice systems — PBX, KTS and IP based systems, through its Common Switch Interface; a diverse range of devices — digital, analog, cordless and cellular, through its Common Terminal Interface; as well as circuit, packet and wireless networks, through its Common Network Interface. Utilizing these, MCK Communications cost effectively develops products which meet the needs of growing segments within enterprise voice environments.

      During the fiscal year ended April 30, 2003, MCK Communications introduced the MCK EXTenderTM 7000 for Branch Offices, which provides survivability and greater local dialtone access capabilities in an extended branch office environment.

      In addition to MCK Communications’ traditional MCK EXTenderTM products, MCK Communications introduced: the CampusConneX PBXgatewayTM to provide an intra facility wireless solution that provides all the features of the PBX in campus type environments such as warehouses, hospitals, schools, etc. The CampusConnex PBXgateway together with the MobileConneX, give MCK Communications a much wider offering to address the wireless enterprise.

      MCK Communications will continue to evolve its products. The strategy for MCK Communications’ single-user solutions is to continue emphasis on simplicity, lower cost and expanding the range of devices supported. MCK Communications’ multi-user products will continue to meet the needs of smaller offices, embracing the broadest range of networks, including the emerging local and wide area wireless networks, while incorporating expanded ranges of local dialing and survivability. MCK Communications’ bridge-the-gap solutions break down the closed system environments found in today’s enterprise voice infrastructures by hooking protocols together, thereby enabling disparate systems to interoperate. Examples include enabling KTS systems to work within legacy PBX networks and/or with IP switches, or enabling IP switches to work with the installed based of digital sets and/or legacy voice networks. These solutions will be developed when requested by specific OEM partners.

      As the voice infrastructure evolves over the next five to ten years, MCK Communications believes that legacy and nextgen systems will co-exist. However, in time, MCK Communications believes that the switch-specific, circuit-switched PBX will begin to be replaced with nextgen IP-based CPE or network-hosted voice solutions located on the network outside of the company’s premise. Concurrently, MCK Communications envisions associated voice applications migrating from a switch-specific, customer-owned model to a standards-based model either managed by the customer or hosted by service providers.

      As MCK Communications’ distributed voice solutions continue to enable more openness and push control out to the edge of the network, end-users will gain access to full business functionality from any edge device by simply dialing into a gateway and passing authentication. Over time, users will be provided a range of applications and services from which to choose their own defined experience. Ultimately MCK Communications believes in voice communications enabled via an infrastructure accessible as easily as today’s internet access adaptable on an individual’s own needs.

Technology

      MCK Communications has developed expertise in digital line interface emulation and the packetization of voice for transmission over data networks to address the technology challenges of extending the features and applications of enterprise voice systems to distributed locations as well as enable a more “open” enterprise. Another key component of MCK Communications’ technological advantage is the flexible software and hardware architecture upon which MCK Communications builds its solutions. MCK Communications will continue to prudently invest to maintain and extend its technological advantage.

     Digital Line Extension Technology

      The rich features and applications of enterprise voice systems are accessed through the proprietary user or digital line side of the voice switch. These line-side interfaces enable the delivery of the features and applications of enterprise voice systems to digital telephone sets. As a result of MCK Communications’ years of experience in working with major PBX voice equipment, MCK Communications has gained a significant understanding of these line-side interfaces and has developed line-side software interfaces to most of today’s enterprise voice systems. In addition to MCK Communications’ software interfaces, MCK Communications has developed a hardware subsystem capable of duplicating the electrical interfaces of Alcatel, Avaya, Ericsson, Iwatsu, NEC, Nitsuko, Nortel, Panasonic and Toshiba systems. These line-side software and hardware interfaces extract the voice and the signaling information required to interface with PBX and KTS systems and, using MCK Communications’ software platform, packetize this voice and signaling information for transmission over voice and data networks as well as wired and wireless to MCK Communications’ access products. MCK Communications has developed messaging software that transmits this voice and signaling information from its access products to the digital telephone sets of the manufacturers that MCK Communications supports, thereby transparently connecting these sets to the PBX or KTS.

     Delivery of Packet Voice

      To deliver voice over data networks, solutions must convert voice into packet form and then transmit these voice packets alongside data packets. Despite the advantages of simultaneous transmission of voice and data, there are also a number of technological challenges to delivering voice over data networks because audio quality can be distorted by jitter and latency associated with congestion on the data network.

      MCK Communications’ uniquely designed software platform, packetizes, compresses and encodes circuit voice and signaling information for transmission over data networks. MCK Communications has implemented both industry standard and proprietary voice prioritization and voice fragmentation techniques that use bandwidth efficiently while also ensuring that delay sensitive voice packets are delivered with the quality expected from voice. Much of this technology revolves around MCK Communications’ core expertise in developing software that runs on standard digital signal processors, which are required for encoding voice for transmission over bandwidth constrained networks. In particular, MCK Communications has designed and implemented the following software features in its products to improve the quality of packet voice transmission, minimize system delay and jitter, and utilize bandwidth efficiently:

•	Voice Compression. MCK Communications integrates a number of industry standard voice coding algorithms, including G.711, G.726, G.729A and G.723.1, that compress voice to reduce the total bandwidth required for transmission.

•	Echo Cancellation. MCK Communications delivers echoless voice by integrating industry standard acoustic echo cancellation technology, known as G.165 and G.168, to which MCK Communications has made proprietary enhancements.

•	Silence Detection. MCK Communications’ proprietary silence detection technology eliminates unnecessary transmission of voice packets during the periods of silence that occur in normal conversation, freeing bandwidth for other uses.

•	Comfort Noise. MCK Communications incorporates technology that inserts comfort noise during periods of silence so that users do not inadvertently think that the phone call is no longer active.

•	Jitter Buffering Techniques. MCK Communications’ products adapt to the real-time irregularities in network transmission and ensure all traffic reaches its endpoint at the appropriate time by introducing delay that is unrecognizable to the user.

•	Dual Tone Multi-Frequency or (“DTMF”) Processing Technology. Dual tone multi-frequency tones are generated by depressing buttons on digital telephone sets, enabling the digital telephone set to recognize dialed numbers used for outbound calls and for applications such as voicemail. MCK Communications’ proprietary technology improves the transmission of these tones over packet networks.

      MCK Communications has been awarded a United States patent for technology developed and implemented on its MobileConneX product. This technology allows for the translation of DTMF tones into various PBX signals needed to control and access the PBX from a cellular or analog phone. MCK Communications has also filed additional United States and foreign patent applications for technology developed in the EXTender 7000 for branch offices. MCK Communications believes that this patent activity enhances its technology value and helps protect its intellectual property.

      MCK Communications has significant experience in transmitting packet voice over both low-speed, traditional telephone networks and higher speed, broadband networks. MCK Communications has developed network interfaces for the delivery of distributed voice over traditional telephone, ISDN, wireless and broadband connections and has incorporated third-party network devices to support T-1, fractional T-1, leased line, frame relay, IP, ATM, DSL, fiber, cable and broadband wireless networks. In addition, to deliver data alongside MCK Communications’ packet voice transmission, MCK Communications has expertise in terminating dial-up networking connections and bridging standard data traffic.

      MCK Communications’ software platform has the ability to extract and translate legacy, switch-specific signaling, as well as a number of evolving industry standard protocols, such as GR-303, H.323, SIP and MGCP. This enables MCK Communications’ products to not only interface with the large and diverse installed base of voice systems but with nextgen enterprise voice systems and applications as well as terminate analog, ADSI, digital and IP-based telephone sets. Supporting both legacy and nextgen protocols enable MCK Communications’ products to foster an open enterprise interfacing with voice CPE as well as voice equipment and applications located in the network infrastructure of traditional, application and nextgen service providers.

     Product Architecture

      MCK Communications develops its products using a combination of proprietary and commercial hardware and software subsystems. MCK Communications’ product architecture enables these subsystems to be configured and adapted in order to deliver a broad range of enterprise voice product solutions, thereby minimizing product development cycles and maximizing manufacturing efficiency. MCK Communications’

products are fully compatible with the large installed base of telephone systems from Alcatel, Avaya, Ericsson, Iwatsu, NEC, Nitsuko, Nortel, Panasonic and Toshiba, and require no design modifications or upgrades to these systems or their respective digital telephone sets.

      MCK Communications has designed a standard hardware architecture that serves as a common platform for its software modules. MCK Communications uses industry standard digital signal processors and programmable logic devices to build a standard hardware platform that can be software modified to support different applications or telephone systems without requiring a hardware change. MCK Communications has also architected MCK Communications’ products with a variety of standard telephony and data network interfaces to ensure that MCK Communications can transmit packet voice over the multiple network environments currently available.

      Most of MCK Communications’ products share a common software code base that comprise MCK Communications’ digital line interface software subsystem and MCK Communications’ software platform. MCK Communications’ digital line interface software subsystem is responsible for the interface to the proprietary software located on the digital line of the legacy and IP-based voice switch. This software subsystem has been designed to emulate a majority of the business markets’ telephone systems without requiring a change to MCK Communications’ hardware architecture. This flexible software architecture also enables us to easily add software support for new enterprise voice systems. The software platform is responsible for packetizing voice and signaling information, as well as conditioning these voice packets for transmission over data networks.

      All the software for MCK Communications’ IP EXTender 4000, EXTender 6000, EXTender 7000 for branch offices and PBXgateway family runs on the VxWorks® real-time operating system from Wind River Systems. This industry standard operating system provides MCK Communications’ engineers with a standard development environment in which to design new proprietary software applications and easily incorporate third-party software applications. A standard development environment such as VxWorks allows for the rapid prototyping and application development necessary for MCK Communications’ products that serve as platforms for future applications.

Products

      MCK Communications has worked with Alcatel, Avaya, Ericsson, Iwatsu, NEC, Nitsuko, Nortel, Panasonic and Toshiba to develop interfaces between the protocols of these leading enterprise voice vendors and its standard software platform and hardware architecture. MCK Communications has entered into agreements with leading vendors which provide MCK Communications access to their protocols, to develop, manufacture and sell products which interface with each vendor’s equipment. As a result, MCK Communications has developed substantial expertise in understanding and interfacing with their systems. MCK Communications has tested and validated or had vendors certify in their own labs that MCK Communications’ software platform is interoperable with a variety of their equipment. Currently, MCK Communications’ products are compatible with the following PBX systems: 4400/4200 (Alcatel); DEFINITY and MAGIX (Avaya); MD110/ BP250 (Ericsson); ADIX (Iwatsu); NEAX and Elite (NEC); 1-Series (Nitsuko); Meridian and Norstar (Nortel); DBS (Panasonic); and Strata DK (Toshiba).

      The MCK Communications’ solution consists of the following component parts:

•	Gateways. Devices located near the voice switch, PBX or KTS, that extend the signaling along with the voice traffic and applications to MCK Communications’ remotely located client devices; and

•	Clients. Single or multi-user remotely based, CPE devices that service outlying offices, teleworkers and mobile workers.

      MCK Communications’ products enable companies to provide the functionality of enterprise voice systems and all of their supported applications to users who traditionally have not had access to the company’s telephone system and its voice applications because of the limitations of traditional systems. MCK Communications’ products enable the main telephone system to act as a server that distributes features and applications to any and all locations over networks such as ATM, DSL, cable, fiber, frame relay, IP, PSTN,

ISDN, leased line, T-1, fractional T-1, cellular and broadband wireless connections. Employees can utilize digital telephone sets identical to the sets deployed at company headquarters or cell phones, analog sets or ADSI sets provided by third parties and access the central voice system for applications such as voicemail, automated call distribution, auto attendant, directories and interactive voice response, and features such as 3 or 4 digit internal dialing, conferencing and call forwarding. By enabling all employees, regardless of location, to have access to a company-wide system, MCK Communications’ solutions create a unified voice network.

     PBXgatewayTM Products

      MCK Communications’ family of PBXgateway products, located at the company’s PBX/ KTS site, interface with the line side of the switch and create extensions of voice and telephony applications to its clients or remotes.

•	PBXgatewayTM II. The PBXgateway II supports up to 24 simultaneous users connected via both MCK Communications’ multi-user and single-user EXTender client devices. The PBXgatewayTM II will transmit voice over a wide variety of data networks including ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1 and fractional T-1 connections. It also has available internal network termination optionals.

•	PBXgatewayTM. The PBXgateway supports MCK Communications’ multi-user and IP-based single user EXTender client devices and is available in both 8 and 12 port versions. Like the PBXgateway II, the PBXgateway will transmit voice over a wide variety of data networks including ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1 and fractional T-1 connections.

•	MobileConneX PBXGatewayTM. The MobileConneX PBXgateway allows a cellular handset to act as a fully functioning digital handset. Using a cellular handset, a user can send and receive calls through the PBX as well as access all of the company’s voice applications — even when the user is on the road. This enables a user to handle a call just as if they were sitting at their desk in the office. This includes call hold, transfer, conferencing, 4-digit dialing, auto attendant, directories as well as receiving calls via the cellular handset. This ability to receive calls is more powerful than a “find me” capability since the PBX treats the cell phone as if it were a digital deskset. The MobileConnex PBXgateway bridges the call traffic directly to the cellular handset through the enterprise voice switch. For instance, if there is no answer, the voice mail system responds giving the user the convenience of one voice mailbox to check. This solution requires no modification to standard cell or service equipment.

•	CampusConneX TM System. The CampusConneX System is an in-building wireless solution that operates in the Unlicensed Personal Communications Services (UPCS) spectrum between 1920 and 1930 MHz allocated by the Federal Communications Commission (FCC) for a new generation of wireless systems and delivers portable voice and PBX/KTS applications over existing communications networks to users anywhere on campus, increasing employee productivity, business effectiveness and overall customer satisfaction.

      The CampusConneX System consists of three components: the PBXgatewayTM, base stations and wireless phones. The CampusConneXTM PBXgateway connects to digital or analog ports on the PBX/KTS and processes calls to and from system users. The CampusConneXTM Base Stations are strategically located throughout the customer premises to ensure reliable connectivity to the CampusConneXTM Phones.

•	RemoteConneX TM PBXGatewayTM. Targeted specifically to the needs of casual teleworkers and tapping the power of the traditional corporate communications system much like the MCK Communications’ EXTender solutions, the RemoteConneX PBXgateway and its associated Interactive Phone uniquely utilizes standard POTS connections and feature-enhanced analog phones to provide PBX or KTS system functionality. In doing so, MCK Communications is able to offer one of the lowest price points in the industry for true PBX functionality over analog lines. Access to popular business telephony features are provided through the use of the screenphone menu — call hold, transfer and conference, four digit internal dialing, corporate directories, voice mail and more. Each of these are useable at the touch of a button. Incoming calls to the employee’s office phone number are simultaneously directed to their RemoteConneX Phone. An employee’s daily work location is transparent to callers, auto attendant support is maintained, if available, and unanswered calls continue to be routed to the corporate voicemail system. In addition, the employee has the added convenience of full accessibility when away from home by simply redirecting incoming calls to their cellular phone.

•	SetConneX TM PBXgatewayTM: Targeted for enterprises which desire manageable migration paths linking together heterogeneous environments this gateway is initially targeted for enterprises looking to link their IP-based switches with legacy sets. This is the only gateway in the industry that bridges the gaps between legacy sets and nextgen switches, applications and services. Other versions may be developed based upon the specific requirements of OEM partners.

      All of MCK Communications’ Gateways can be centrally administered over a Telnet connection, an in-band RVP connection, or with SNMP and HTML interfaces.

     PBX Client Devices

      MCK Communications’ multi-user or branch office products connect outlying users to the company’s telephone system over voice and/or data networks.

•	MCK EXTenderTM 6000 for branch offices. EXTender 6000 for branch offices is a multi-user product that is available in both 8 and 12 port configurations and is designed for those offices within the same calling area as the company’s voice switch. The EXTender 6000 for branch offices located at the remote office connects to MCK Communications’ PBXgateway I and II products located at MCK Communications’ PBX site. The product has dual external network interfaces that allow for multiple connection options over a wide variety of data networks including ATM, DSL, fiber, frame relay, IP, ISDN, leased line, T-1, fractional T-1 and broadband wireless connections. It also provides redundancy capability. An optional analog card is also available, which provides local dialing capabilities and emergency 911 access. The EXTender 6000 for branch offices can be centrally administered over a Telnet connection, an in-band RVP connection, or with SNMP or HTML interfaces. The product’s ability to dynamically allocate bandwidth between multiple users allows for flexible configurations and bandwidth conservation. The product is designed using a standard 19-inch, rack-mountable form factor so multiple units can be deployed in parallel to service larger outlying offices.

•	MCK EXTenderTM 7000 for branch offices. EXTender 7000 for branch offices is a multi-user product that is designed for branch offices which are more geographically dispersed and/or larger. The EXTender 7000 provides additional local calling ability, survivability, and optional built in WAN interfaces. It is available in a 24 port configuration and also connect to MCK Communications’ PBXgateway II product located at a company’s PBX site over a wide variety of networks. As with the EXTender 6000, the EXTender 7000 can be centrally administered over a Telnet connection, an in-band connection or with SNMP or HTML interfaces. It also uses a standard 19-inch, rack-mountable form factor so multiple units can be deployed in parallel for scalability.

MCK Communications’ EXTender single-user product line enables teleworkers and geographically distributed call center agents to connect to the company’s main telephone system and data network via a PBXgateway over public and private networks.

•	MCK EXTenderTM 1000. The EXTender 1000 supports both voice and data over a single POTS telephone line. The product contains a built-in, industry-standard 56 kilobits per second, or Kbps, modem which enables the user to access the corporate data network and supports standard Windows-based, dial-up networking technology. The remote user’s personal computer and full-featured digital telephone set plug into the product, which terminates and multiplexes voice and data over a single telephone line. The EXTender 1000 unit is situated at the remote location and connects to either another EXTender 1000 unit located at the company’s PBX site.

•	MCK EXTenderTM 3000. The EXTender 3000 supports both voice and data over an ISDN connection. An integrated services digital network connection is composed of two 64 Kbps channels that each can deliver a separate network connection. With its built-in network interface, the EXTender

3000 enables the remote user to connect a digital telephone set and a personal computer into the EXTender 3000. The EXTender 3000 unit situated at the remote location is connected to either another EXTender 3000 unit or a PBXgateway II located at the company’s PBX site. There are two versions of the EXTender 3000:

•	MCK EXTenderTM 3000 S/T. The EXTender 3000S/T utilizes a serial data connection and offers simultaneous voice and data multiplexed over a single channel. The second channel is available for analog devices such as a fax, additional phone or a modem. It incorporates a standard Windows-based, dial-up networking technology to enable the user to set up a dial-up network connection to a remote access server.

•	MCK EXTenderTM 3000 E. The EXTender 3000E offers dedicated voice over one channel and a 64 Kbps Ethernet data connection on the second channel. The EXTender 3000E uses an Ethernet port and bridging technology to enable simultaneous voice and data network access capabilities. In addition, standard hardware compression technology is utilized to significantly enhance data throughput. When not used for Ethernet data, the second channel is available as an analog port, supporting a fax, additional phone or modem.

•	MCK EXTenderTM 4000. The EXTender 4000 delivers voice extension over any IP network. The product sits behind an external network termination device and delivers IP-based voice over data networks. The IP EXTender 4000 connects to a PBXgateway product located at the corporate site.

     Other Products

•	Recording Interface. The Recording Interface products convert digital voice from proprietary PBXs into a standard audio output so that voice calls can be recorded on any voice logger or recording device. They are used in a variety of applications such as call center, contact center, voice security and test verification applications. MCK Communications offers 3 configurations that support from 2 to 48 lines, and are modular in nature, allowing for easy expansion to accommodate more users. MCK Communications’ Recording Interface is compatible with the following voice systems: 4400/4200 (Alcatel); DEFINITY (Avaya); ADIX (Iwatsu); Meridian (Nortel); Norstar (Nortel); DMS Centrex (Nortel); CallCenter (Aspect); NEAX (NEC); and HiCom (Siemens).

Sales and Marketing

      MCK Communications primarily sells its products through an indirect distribution system that includes the following channels: Distributors, OEMs, Teleco resellers, systems integrators, telecom and datacom VARs, and service providers. Over the past 12 – 18 months, MCK Communications has migrated to the use of Distributors as its primary distribution channel. MCK Communications supports its sales channels with its own internal sales professionals as well as marketing programs, lead generation, educational programs, field technical support and telephone technical support. MCK Communications’ multi-channel strategy enables it to create end-user demand for its products and services, and access corporate opportunities identified by MCK Communications’ channel partners, while also allowing the enterprise customers to choose the re-seller that is most appropriate for delivering those products and services to them. MCK Communications’ primary distribution channels include:

OEMs	Alcatel, Ascom, Verint (formerly Comverse), Dictaphone, Ericsson, Iwatsu, NEC, Nice, Nortel, Panasonic, Toshiba
Teleco Resellers	Ameritech/ SBC and Southwestern Bell, Bell Canada, Bell Mobility, Bellsouth, Cingular, Nextel, Sprint, Verizon, Telus
Systems Integrators and Distributors	Anixter, Catalyst, Dacon, DT Asia, GBH, Graybar Electronic, Optus, NextiraONE, Sprint North Supply, VodaOne, Williams, WestCon
Value Added Resellers	1Nation Technology, Affiliated Telephony, All-Mode Communications, All-Tel Communications, Cartel Communications, Datapulse PLC, Digital Techniques Asia, Doe Technologies, Dynametric, Dyncorp Information Systems, IPC Information Systems, Newsouth Communications, PB Exchange, Ronco, Shared Technologies, Sound Communications, Symon Communications, Tantacom Systems, TeleSwitch, Telecorp

      During the fiscal year ended April 30, 2003, MCK Communications focused a majority of its internal resources on distributor partners. As the same time, MCK Communications established a team focused on the OEM’s and ILEC’s/RBOC’s. This approach has enabled MCK Communications to gain resource efficiencies while at the same time strengthening relationships with its primary partners by increasing their revenue stream and sell-through for MCK Communications’ products.

      MCK Communications’ channel sales managers work at both a corporate level and a local level with its channel partners to develop sales and marketing plans that are implemented at the field level. MCK Communications’ channel managers are regionally deployed and are located across the United States, Canada and Europe.

      Channel sales managers provide support to the channels in their geographic territory. They work closely with MCK Communications’ channel partners, participating in end-user briefings, proposals, product training sessions, end-user seminars, trade shows and other demand generating activities. In addition, they are involved in generating and qualifying end-user leads that are closed in partnership with MCK Communications’ channel partners.

      MCK Communications’ field-based systems engineers provide MCK Communications’ channels with technical training and perform pre- and post-sale technical support for MCK Communications’ distribution partners and end-user customers. These sales engineers have in-depth industry experience and product expertise. They assist MCK Communications’ channel partners with proposals, configurations, requests for quotations and executive briefings, and perform other consultative duties. MCK Communications’ territory managers and sales engineers regularly visit distribution partners’ offices and to conduct product technical training.

      MCK Communications’ distribution channels are responsible for identifying potential business customers, selling MCK Communications’ products as part of complete solutions, and installing and supporting the equipment at end-user sites. MCK Communications generally establishes relationships with its most significant distribution channels through written distribution agreements that provide pricing, discounts, and terms and conditions under which they may purchase MCK Communications’ products for resale. These agreements are generally non-exclusive, may be terminated at will and do not prevent MCK Communications’ resellers from carrying competing lines. Many of these agreements are based on attaining specific sales levels. However, a number of MCK Communications’ distribution partners resell its products without written agreements, with terms determined on a purchase order basis.

      Sales outside of the United States accounted for 18%, 20%, and 12% of sales in the fiscal years ended April 30, 2001, 2002, and 2003 respectively. MCK Communications sells primarily products which interface with Alcatel, Avaya, Ericsson, Nortel and Toshiba systems, globally.

      MCK Communications focuses its marketing efforts on brand awareness, lead generation, sales tools, promotions and sales support activities. MCK Communications’ marketing audience includes existing and prospective customers, channel partners, trade and business press, industry analysts and others who are influential in the industry.

      MCK Communications selectively participates in trade shows, taking advantage of joint marketing opportunities with MCK Communications’ channel partners whenever possible. Trade show efforts may include shows in the telecommunications, teleworking, CTI, networking, call center and service provider industries. MCK Communications participates in many seminars, dealer and user group events, and industry-related conferences with MCK Communications’ channel partners. MCK Communications uses direct marketing programs, including electronic methods, to generate awareness and qualified leads. Most campaigns are executed in conjunction with MCK Communications’ channel partners, customized with their messages and contact information and then mailed to their prospect and customer lists. Additionally, MCK Communications’ marketing resources also support public relations activities, including joint press releases with MCK Communications’ partners, editorial coverage and speaking opportunities, as well as create by-lined articles, product reviews, customer success stories, competitive assessments and white papers.

      To support its sales channels, MCK Communications prepares training materials, presentations, collateral, cost-justification tools, competitive analysis, case studies, product configurations, fact sheets, product introduction kits and customer solution success guides. MCK Communications’ web site serves as an information source for end-users, prospects and channel partners, as well as provides a lead generation, configuration tool, and customer service resource.

Customer Support

      A high level of customer support and service is critical to developing long-term relationships with MCK Communications’ major distribution channels and end-user customers. The majority of MCK Communications’ service and support activities are related to installation support and initial network configuration issues. In North America, MCK Communications also offers a variety of comprehensive and flexible maintenance and support programs including basic product warranty, installation services, 24 hour a day, seven days a week remote telephone support and onsite maintenance services. MCK Communications’ products are architected with support in mind. For example, MCK Communications’ products are engineered with remote monitoring, management and diagnostic capabilities so that problems can be diagnosed on-line, thereby reducing the time and costs associated with dispatching a technician to a remote site.

      A number of MCK Communications’ distribution partners provide customer support offerings for its products. These distribution partners provide installation, onsite maintenance and telephone support services to end-users. To complement this service infrastructure, MCK Communications has engaged Vital Network Services, an outsourced technical support and customer services organization, to provide fee-based telephone support, installation and onsite maintenance services. MCK Communications sells these services indirectly and sometimes directly, to end-users. To date, MCK Communications’ revenues attributable to customer service and support services have been immaterial. MCK Communications provides high-level, back-up technical support and engineering assistance for its distribution partners, and Vital Network Services. MCK Communications has established certification and escalation guidelines with its channel partners, and Vital Network Services to ensure that the appropriate technical resources and management attention within the company are focused on problems that are not solved in a timeframe commensurate with the problem’s priority. At April 30, 2003, MCK Communications employed six people in customer support.

      In 2003, MCK Communications added a “pay for service” capability, offering support for its customers for network wide issues where MCK Communications’ expertise can add value for issues outside of MCK products. Examples include edge routers and various PBX’s. This “pay for service” capability has resulted in a small growth to MCK Communications’ service revenue stream, but more importantly, has provided a value added service for its customers.

Customers

      MCK Communications sells substantially all of its products through independent channel partners. The following is a representative list of MCK Communications’ indirect channel partners who have repeatedly purchased products from MCK Communications during the fiscal year ending April 30, 2003:

Alcatel Anixter ASCOM Avaya Bell Canada BellSouth Catalyst Dacon Dictaphone	Digital Techniques Asia Ericsson GBH Groupe Imeco Iwatsu NEC Nitsuko Nortel Optus	SBC/Ameritech Sprint North Supply TCS West Teleswitch Toshiba Verint Verizon/GTE VodaOne White Radio

      Through these channel partners, MCK Communications continues to target medium to large enterprises. More than 400,000 ports of MCK Communications’ products have been shipped to corporations such as 3M, Alberta Energy Company, American Express, Avis, BancOne, Bank of America, Bear Stearns, Bloomberg, Caisse Populaire, Canadian Auto Association, Carlson Wagonlit, Continental Airlines, Circuit City, CNN, Compaq, Deloitte and Touche, Fairmont Hotels, Federal Bureau of Investigation, Fidelity Investments, General Electric, Merrill Lynch, Morgan Stanley, Oracle, Pan Canadian, Petro Canada, Pepsico, Promus Hotels, Prudential Securities, Raytheon, TD Waterhouse Group, Thrifty Car Rental, United Airlines, US Postal Service, Whirlpool and Xerox, among others. MCK Communications plans to work with its existing and new partners to increase the market opportunity for, and drive market acceptance of, MCK Communications’ products. For the fiscal year ended April 30, 2003, sales to Catalyst and GBH represented more than 10% of MCK Communications’ revenues.

Research and Development

      To maintain its technology leadership position, MCK Communications focuses its research and development efforts on improving the functionality and performance of its existing products and designing new products that address customer needs and changes in the marketplace. MCK Communications has assembled a team of experienced software and hardware engineers with capabilities in both voice and data networking. MCK Communications’ engineering expertise includes a significant understanding of:

•	the digital line or user side of proprietary enterprise voice systems

•	digital audio technology, such as echo cancellation and voice compression algorithms

•	voice enabling signaling

•	voice over packet networks including IP telephony

•	data network and telephony interfaces

•	network diagnostic and management frameworks

      At April 30, 2003, MCK Communications employed 27 people in its engineering organization, and the company intends to continue to expand all functional areas of the engineering organization as revenues increase or market competitiveness demands. MCK Communications performs research and product development activities primarily in its Calgary, Alberta development facilities.

      MCK Communications’ research and development process is driven by market demand. Product development begins with a comprehensive functional product specification based on input from all functional groups and levels within the company. In addition, MCK Communications values feedback from its end-user customers and distribution channel partners, and has incorporated a significant amount of customer-requested functionality in its products. MCK Communications utilizes information from industry standards committees organizations in its product development process. Finally, MCK Communications has maintained an ongoing dialogue and established technology relationships with a number of PBX and KTS manufacturers, internetworking vendors, broadband equipment suppliers and service providers. MCK Communications plans to continue to focus its efforts with these companies to develop products that meet specific market requirements in growth sectors.

      MCK Communications intends to continue enhancing the functionality of its existing EXTender, ConneX and PBXgateway systems by expanding the range of products and client devices supported, including the emerging wireless devices, and expanding support of remote management and provisioning. MCK Communications also will enhance its product offering to more fully provide the international market requirements. This will further differentiate MCK Communications’ products from the competition while broadening MCK Communications’ addressable market. MCK Communications plans to focus its new products’ efforts on mobile environments and bridging the gap between different switch environments such as, legacy and nextgen switches, devices and applications. Specifically for the later, MCK Communications will enable IP switch and telephony application providers, whether CPE or network based, to distribute their systems’ functionality to the broadest installed base of endpoints. This will not only give vendors a stronger solution equation, but provide enterprises more flexibility in managing their path to nextgen environments.

Product Validation Laboratory

      Over the past few years, MCK Communications has hired the personnel and purchased the equipment necessary to build and improve its product validation laboratory. Of the 27 people in MCK Communications’ engineering organization, six are dedicated full time to its product validation efforts. Their efforts are focused on ensuring world class product quality. At MCK Communications’ Calgary, Alberta development facility, they have constructed a state of the art laboratory with equipment from such vendors as ADC Kentrox, Alcatel, Broadsoft, Cisco, Ericsson, IBM, Iwatsu, Avaya, NEC, Netopia, Newbridge, Nitsuko, Nortel Networks, Packeteer, Panasonic, Paradyne, Sonus, Sylantro and Toshiba.

      MCK Communications’ Calgary, Alberta facility system tests the product line and validates its product’s integration with the major voice switches, applications and desksets that MCK Communications supports MCK Communications conducts extensive product testing to ensure that its equipment meets the high standards for voice quality and reliability associated with mission critical systems such as PBXs and KTS systems. MCK Communications also conducts extensive tests on the embedded systems within MCK Communications’ product line, as well as on all the features and functions.

      MCK Communications’ Calgary facility also tests system interoperability. The ability to deliver traffic within multiple network environments and to interoperate with equipment from numerous vendors has become a key component to the success of communications equipment companies. Because no communications equipment product can be validated independently of the network within which it operates, or independently from the equipment with which it interfaces, this lab conducts extensive tests of MCK Communications’ product line operating within multiple network environments and interacting with equipment from numerous equipment vendors. MCK Communications conducted extensive tests that measure device performance, quality of service and voice prioritization within multiple network environments, and across a range of network conditions. MCK Communications’ facilities contain extensive telephony and data equipment and network circuits to conduct these tests.

      MCK Communications has implemented a product validation procedure that enables us to deliver high quality voice equipment that works within multiple network environments, is compatible with most widely deployed network equipment, and is capable of adapting to a wide range of network conditions. Furthermore, the engineers in MCK Communications’ product validation laboratory work continually with validation engineers at other equipment companies in order to compile feedback and recommendations to improve its products.

Manufacturing

      MCK Communications outsources its manufacturing to OEM Worldwide in Watertown, South Dakota. OEM Worldwide is ISO 9002 certified and provides full turnkey services, including material procurement, final assembly, testing, shipment to MCK Communications’ customers and warranty repair. During the fiscal year ended April 30, 2003, MCK Communications reduced the number of subcontractors from two to one to realize product cost reductions.

      MCK Communications designs and develops the key components, including printed circuit boards and software, for all of its products. In addition, MCK Communications determines the components that are incorporated in its products and select the appropriate suppliers of these components. The contract manufacturer must use the parts and suppliers MCK Communications identifies. Any variation from these rules requires MCK Communications’ written approval. MCK Communications designs the tests and specifies the testing equipment for the product testing performed by OEM Worldwide.

      MCK Communications uses a rolling six-month forecast, based upon anticipated product orders, to determine its material requirements. Lead times for the materials and components that MCK Communications orders vary significantly and depend on factors such as specific supplier, contract terms and demand for a component at a given time. MCK Communications, along with its contract manufacturer, may terminate their contract without cause with an agreed upon 120 day notice. At that time, the terminating party must honor all open purchases.

Competition

      MCK Communications competes in a new, rapidly evolving and highly competitive and fragmented industry that is subject to increasing product, market and technology changes brought about by the introduction of new technologies, the deployment of broadband networks and changes in the regulatory environment. MCK Communications believes that the main competitive factors in its market are the following:

•	technology partnerships, particularly among major PBX manufacturers and service providers

•	network enabled KTS systems

•	end to end IP based solutions

•	system reliability and performance

•	sales and distribution capability

•	price/ performance characteristics

•	access to third-party technology

•	conformance to industry standards

•	brand name recognition

•	ease of deployment and use

•	timeliness of product introductions

•	product features and breadth

•	customer relationships

•	technical support and service

•	pace of enterprise voice evolution

      MCK Communications believes its success in competing with other manufacturers of communications products depends primarily on:

•	its ability to enter into and maintain key technology, business development and distribution relationships with third-party manufacturers, distributors, resellers, system integrators and service providers in MCK Communications’ market segment

•	its engineering, marketing and sales skills

•	the price, quality and reliability of its products

•	its delivery and service capabilities

      Historically, MCK Communications’ principal competitors included large telecommunications manufacturers such as Nortel and Avaya. Nortel’s 6150 product line competes against MCK Communications’ Gateway and EXTender 6000 and 7000 products and Nortel’s Home Office II product competes against MCK Communications EXTender 3000 product line. Avaya’s R300 Remote Office Communicator product competes against MCK Communications’ Gateway and EXTender 6000 products. Over the past year many of MCK Communications’ partners, and others, have introduced IP-enabled PBX products or strategies. These systems allow for networking together of multiple locations of an enterprise, a principal MCK Communications value proposition. These announcements have also served to legitimize the marketplace for IP telephony, thus accelerating it’s adoption. It is likely that a number of other public and private companies are developing nextgen network access products that target the branch office and telecommuting marketplaces. For example, Intel® offers its iPOD product line to provide PBX extension capabilities to branch offices. MCK Communications expects competition to intensify in the future and new competitors to emerge. MCK Communications’ recently introduced CampusConneX competes with in-facility enterprise solutions offered by Spectralink, Ascom, NEC, and Iwatsu, and others. During MCK Communications’ fiscal year 2003, several vendors announced plans to move out of this space, namely Avaya and Nortel. These and other vendors are also expected to introduce enterprise voice systems built on the developing 802.11 standard. These systems may erode the market for CampusConneX and similar products.

      Many of MCK Communications’ competitors are substantially larger than MCK Communications and have significantly greater financial, sales and marketing, technical, manufacturing and other resources, more established distribution channels and stronger relationships with service providers. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than MCK Communications can. Furthermore, MCK Communications believes that some of its competitors may offer aggressive sales terms, including financing alternatives, which MCK Communications may not be able to match. These competitors may enter MCK Communications’ existing or future markets with solutions that may be less expensive, provide higher performance or additional features or be introduced earlier than MCK Communications’ solutions. Given the market opportunity, MCK Communications expects that other companies may enter its market with better products and technologies. If any technology that is competing with MCK Communications’ is more reliable, has better quality, is less expensive or has other advantages over MCK Communications’ technology, the demand for MCK Communications’ products could decrease.

      MCK Communications expects its competitors to continue to improve the performance of their current products and introduce new products or new technologies. Successful new product introductions or enhancements by MCK Communications’ competitors could reduce the sales or market acceptance of its products, perpetuate intense price competition or make its products obsolete. To be competitive, MCK Communications must continue to invest significant resources in research and development, sales and marketing and customer support. MCK Communications cannot be sure that it will have sufficient resources to make these investments or that it will be able to make the technological advances necessary to remain competitive.

      Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. MCK Communications’ failure to compete successfully against current or future competitors could seriously harm its business, financial condition and results of operations.

Intellectual Property

      MCK Communications’ success and ability to compete is dependent in part upon its proprietary technology. MCK Communications relies on a combination of patent, copyright, trademark, trade secret and other intellectual property law, nondisclosure agreements and other protective measures to protect its proprietary rights. MCK Communications also utilizes unpatented proprietary knowledge and trade secrets, and employ various methods to protect its trade secrets and knowledge.

      MCK Communications believes its intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on its business, financial condition and results of operations. There can be no assurance that MCK Communications’ intellectual property protection measures will be sufficient to prevent misappropriation of its technology. Some of MCK Communications’ contractual arrangements provide third parties with access to its source code and other intellectual property upon the occurrence of specified events. Such access could enable these third parties to use MCK Communications’ intellectual property and source code to develop and manufacture competing products, which would adversely affect MCK Communications’ performance and ability to compete. In addition, MCK Communications cannot be certain that others will not independently develop substantially equivalent intellectual property, gain access to its trade secrets or intellectual property, or disclose its intellectual property or trade secrets. Furthermore, the laws of many foreign countries do not protect intellectual property to the same extent as the laws of the United States. From time to time, MCK Communications may desire or be required to renew or to obtain licenses from others in order to develop and market commercially viable products effectively. There can be no assurances that any necessary licenses will be available on reasonable terms, if at all.

      The communications industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the communications markets have extensive patent portfolios. From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are important to us. MCK Communications expects that it may increasingly be subject to infringement claims as the number of products and competitors in the market for its technology grows and the functionality of products overlaps. Although MCK Communications has not been a party to any litigation asserting claims that allege infringement of intellectual property rights, it may be a party to litigation in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require the company to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In addition, third parties may assert claims or initiate litigation against MCK Communications or its manufacturers, suppliers, OEMs, technology partners or customers alleging infringement of their proprietary rights with respect to the company’s existing or future products. MCK Communications may in the future initiate claims or litigation against third parties for infringement of its proprietary rights to determine the scope and validity of MCK Communications’ proprietary rights.

      During MCK Communications’ fiscal year 2003, MCK was granted its first U.S. Patent covering MCK Communications’ technology developed and utilized in the MobileConnex product. The patent was issued on February 4, 2003. The patent includes 60 claims, covering, among other things, a system which acts as a Digital set proxy for a PBX, and allows devices dialed into this proxy to communicate with and control the PBX. MCK Communications believes that this patent will help protect its technology from infringement by others, and provide an additional technology asset for MCK Communications. MCK Communications also has patent applications pending internationally to secure the rights to this technology in relevant geographies. MCK Communications also has a U.S. patent application pending on technology developed in connection with the EXTender 7000 for branch offices released late in this fiscal year 2003.

Employees

      At April 30, 2003, MCK Communications had a total of 65 employees, of which 27 were in research and development, 21 were in sales, marketing and business development, eight were in manufacturing and customer support, and nine were in finance and administration (HR, MIS, Legal, etc). MCK Communications also has a small number of contractors which are not included in the headcount above. None of MCK Communications’ employees is represented by a labor union. MCK Communications has not experienced any work stoppages and considers its relations with employees to be good.

MCK COMMUNICATIONS MANAGEMENT’S

DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with MCK Communications’ consolidated financial statements and the related notes included elsewhere in this proxy statement/ prospectus. Certain statements in this proxy statement/prospectus, including statements regarding MCK Communications’ business strategies, operations, financial conditions and prospects, are forward-looking statements. Use of the words “believe,” “expect,” “anticipate,” “will,” “contemplate,” “would” and similar expressions that contemplate future events may identify forward-looking statements.

      Numerous important factors, risks and uncertainties affect MCK Communications’ operations and could cause actual results to differ materially from those expressed or implied by these or any other forward-looking statements made by or on behalf of the company. Readers are urged to carefully review and consider the various disclosures made in this proxy statement/ prospectus, including those described under the section of this document titled “Risk Factors — Risks Related to MCK Communications,” beginning on page 24, and in MCK Communications’ other filings with the SEC, that attempt to advise interested parties of certain risks and factors that may affect MCK Communications’ business. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectations and reflect management’s opinions only as of the date thereof. MCK Communications does not assume any obligation to revise or update forward-looking statements except as may be required by securities laws. Finally, MCK Communications’ historic results should not be viewed as indicative of future performance.

Overview

      MCK Communications is a leading provider of products that enable businesses to unleash the power of their voice communications systems by:

•	extending the functionality and applications of their business telephone systems from the main office to outlying offices, remote call centers, teleworkers and mobile employees over public and private networks;

•	bundling with service providers to unite customer premise equipment (“CPE”) and network services to deliver new outsourced, value added PBXextension services; and

•	bridging technology gaps between traditional and nextgen applications (i.e., unified messaging), IP switches (CPE or hosted) and devices (i.e., IP telephones) to enable enterprises ease of technology migration.

      This combination enables a more open enterprise. MCK Communications markets and distributes its products through an international network of distributors, resellers, equipment providers and service providers. MCK Communications is headquartered in Needham, Massachusetts, has a development center in Calgary, Canada, and maintains a sales and marketing office in the United Kingdom.

      From MCK Communications’ inception in 1989 through 1993, it was a small company based in Calgary, Canada that designed and marketed a number of niche, voice products targeted at the oil industry. Commencing in 1993, MCK Communications altered its business focus and began developing remote voice access products for enterprise telephone systems by using the technology derived from this initial business. These efforts led to the development of MCK Communications’ EXTender product line. During the period from 1993 through 1995, MCK Communications’ operating activities related primarily to establishing a research and development organization, developing and testing prototype designs, and developing MCK Communications’ initial OEM relationships. MCK Communications shipped its first remote voice access product, the EXTender 1000, in 1995. From 1995 until 2000, MCK Communications focused its research and development efforts on developing additional single user remote voice access products and their product enhancements as well as its initial multi-user products for use in branch offices. In addition, MCK Communications established a product validation laboratory, built international indirect sales channels, developed additional technology relationships, and established its sales, marketing and customer support organizations. Over the last year, MCK Communications has expanded its product line to include application specific gateways that support mobile and teleworking environments and a broader range of devices, expanded the range of networks supported with an emphasis on wireless networks, introduced a local area wireless product (CampusConneX), added a higher end branch product (EXTender 7000 family of products), created technologies to enable a more “open” enterprise and have expanded the range of protocols supported across its products, including its embedded gateway product line.

      Through the fiscal year ended April 30, 1999, MCK Communications’ revenues consisted primarily of product sales of its single-user remote voice access products and, to a lesser degree, its recording interface gateways products. In April 1999, MCK Communications released its first multi-user remote voice access products, the EXTender 6000 for branch offices and the PBXgateway, and subsequently expanded the range of networks support. For the foreseeable future, MCK Communications anticipates that most of its revenues will be attributable to sales of its access and gateway products, with sales of recording interface gateways continuing to represent a consistently lower percentage of revenues. Among its access and gateway products, MCK Communications believes that the multi-user products and nextgen single-user gateways and clients will represent a substantial and increasing percentage of its revenues, while the sales of MCK Communications’ traditional single-user products may decline as a percentage of MCK Communications’ revenues. In fiscal year 2003, its traditional single-user products comprised approximately 21% of revenues, its multi-user products approximately 23% of revenues, its PBXgateways contributed approximately 26% and its recording interfaces and other miscellaneous products contributed the remainder. To date MCK Communications has generated minimal service and maintenance revenues. MCK Communications does not expect maintenance or service revenues to be a significant portion of its revenues. Periodically, MCK Communications has received non-recurring engineering fees, although such fees have not been material to date.

      For the fiscal years ended April 30, 2001, 2002 and 2003, Avaya (formerly Lucent Technologies) accounted for approximately 22.8%, 2.9% and 2.5%, respectively of MCK Communications’ revenues. Two customers each accounted for more than 10% of MCK Communications’ fiscal year 2003 revenues, for a total of 30% combined. For fiscal year 2003, MCK Communications’ distributor partners collectively contributed approximately 57% of revenues, OEM partners contributed approximately 20%, VARs approximately 13%, and teleco partners approximately 10%.

      MCK Communications recognizes product revenues upon shipment to the customer. MCK Communications routinely analyzes and establishes, as necessary, reserves at the time of shipment for product returns and allowances, which amounts, to date, have not been significant. Service revenues are recognized as the services are performed. Maintenance revenues are deferred and recognized over the period of the contract.

      MCK Communications’ cost of goods sold consists primarily of purchased finished products from OEM Worldwide. Cost of goods sold also includes certain manufacturing overhead costs, primarily facilities and related depreciation. Additionally, MCK Communications’ cost of goods sold includes costs related to maintenance and support services provided to MCK Communications’ distribution channels and end-users through Vital Network Services, MCK Communications’ third-party support provider.

      Research and development expenses consist primarily of salaries and related personnel costs and contract engineering, purchased software and prototype expenses related to the design, development, enhancement and testing of MCK Communications’ products. As of April 30, 2003, research and development costs have been expensed as incurred. MCK Communications will continue to enhance existing products and fund new product development initiatives targeted at growth segments of the enterprise voice arena. MCK Communications expects to hold research and development expenses proportional to revenue growth in future periods. MCK Communications expects to do likewise for MCK Communications’ expenditures on its product validation laboratories that test the interoperability of its products with enterprise voice systems and other products. This competency continues to be critical to MCK Communications’ business as it develops additional products that function over circuit, packet and wireless networks in conjunction with third-party voice and data equipment.

      Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of products as well as related trade show, promotional and public relations expenses. MCK Communications primarily sells its products through an indirect distribution system that includes: distributors, OEMs and private label partners, teleco resellers including service providers, systems integrators, and VARs. MCK Communications’ sales force and marketing efforts are primarily directed at supporting its indirect distribution channels through sales support, sales tools, marketing promotions and developing brand awareness. MCK Communications’ sales and marketing campaigns are designed to strengthen relationships with existing partners and selectively expand to new distribution channels by enabling them to stimulate sales of MCK Communications’ product. If MCK Communications’ revenues increase, the company expects sales and marketing headcount and associated expenses to increase accordingly.

      General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees and other general corporate expenses. MCK Communications expects that general and administrative expenses will decrease during fiscal year 2004.

      Stock-based compensation expenses resulted from the granting of restricted stock and stock options to employees and directors with exercise prices per share determined to be below the deemed fair values per share for financial reporting purposes of MCK Communications common stock at dates of grant. The deferred compensation is being amortized to expense over the vesting period of the individual award or options, generally four years. At April 30, 2003, deferred compensation to be amortized in future periods amounted to approximately $3,000.

      In June 2000, MCK Communications acquired all of the outstanding stock of Digital Techniques Incorporated Holding (“DTIH”) and its subsidiary Digital Techniques, Inc. (“DTI”) and certain other assets for $12.7 million in cash and stock valued at $10.9 million. The acquisition provided MCK Communications with technologies to expand its product line, development rights to additional protocols and an expanded customer base. In conjunction with the acquisition, MCK Communications recorded goodwill and certain intangible assets resulting from the excess of purchase price over the fair value of the tangible assets acquired.

      Other (income) expense, net consists of interest expense related to MCK Communications’ subordinated debt, credit financing fees, interest income and foreign exchange gains or losses related to the effects of the Canadian/ U.S. exchange rate on intercompany transactions.

Critical and Significant Accounting Policies

      The discussion and analysis of MCK Communications’ financial condition and results of operations are based upon MCK Communications’ consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires MCK Communications to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, MCK Communications evaluates its estimates, including those related to revenue recognition, bad debts, inventories, warranty obligations, and income taxes. MCK Communications bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. MCK Communications believes the following critical accounting policies and the related judgments and estimates materially affect the preparation of MCK Communications’ consolidated financial statements:

      Revenue Recognition. MCK Communications’ policy is to recognize revenue upon shipment of its products to its customers and the fulfillment of all contractual terms and conditions, pursuant to the guidance provided by Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), issued by the SEC. Certain distribution partners have rights to return a contractual percentage of sales. For sales to these partners, MCK Communications defers revenue subject to return until such rights have expired. A significant number of MCK Communications’ contractual arrangements contain price protection provisions whereby MCK Communications is obligated to provide refunds or credits for any decrease in unit prices of product in their inventory. Judgments are required in evaluating the credit worthiness of customers. Credit is not extended to customers and revenue is not recognized until MCK Communications has determined that the risk of uncollectibility is minimal.

      Allowance for Doubtful Accounts. MCK Communications’ policy is to maintain allowances for estimated losses resulting from the inability of MCK Communications’ customers to make required payments. Credit limits are established through a process of reviewing the financial history and stability of each customer. Where appropriate, MCK Communications obtains credit rating reports and financial statements of the customer when determining or modifying their credit limits. MCK Communications regularly evaluates the collectibility of its trade receivable balances based on a combination of factors. When a customer’s account balance becomes past due, MCK Communications initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation to MCK Communications, such as in the case of a bankruptcy filing, deterioration in the customer’s operating results or financial position or other material events impacting their business, MCK Communications records a specific allowance to reduce the related receivable to the amount it expects to recover given all information presently available.

      MCK Communications also records an allowance for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. As of April 30, 2003, MCK Communications’ accounts receivable balance of $2.6 million is reported net of allowances for doubtful accounts of $250,000. MCK Communications believes its reported allowances at April 30, 2003 are adequate. If the financial conditions of those customers were to deteriorate, however, resulting in their inability to make payments, MCK Communications may need to record additional allowances which would result in additional selling, general and administrative expenses being recorded for the period in which such determination was made.

      Inventory Reserves. As a designer and manufacturer of high technology communication equipment, MCK Communications is exposed to a number of economic and industry factors that could result in portions of its inventory becoming either obsolete or in excess of anticipated usage. These factors include, but are not limited to, technological changes in MCK Communications’ markets, the company’s ability to meet changing customer requirements, competitive pressures in products and prices, and the availability of key components from the company’s suppliers. MCK Communications’ policy is to establish inventory reserves when conditions exist that suggest that its inventory may be in excess of anticipated demand or is obsolete based upon the company’s assumptions about future demand for its products and market conditions. MCK Communications regularly evaluates the ability to realize the value of its inventory based on a combination of factors including the following: historical usage rates, forecasted sales or usage, product end of life projections, estimated current and future market values and new product introductions. Purchasing requirements and alternative usage avenues are explored within these processes to mitigate inventory exposure. When recorded, MCK Communications’ reserves are intended to reduce the carrying value of its inventory to its net realizable value. As of April 30, 2003, MCK Communications’ inventory of $1.2 million is stated net of inventory reserves of $1.2 million. If actual demand for MCK Communications’ products deteriorate or market conditions are less favorable than those that MCK Communications projects, additional inventory reserves may be required.

      Product Warranties. MCK Communications’ products are sold with warranty provisions that require the company to remedy deficiencies in quality or performance of its products over a specified period of time, generally twelve months, at no cost to its customers. MCK Communications’ policy is to establish warranty reserves at levels that represent MCK Communications’ estimate of the costs that will be incurred to fulfill those warranty requirements at the time that revenue is recognized. MCK Communications believes that its recorded liability at April 30, 2003, is adequate to cover its future cost of materials, labor and overhead for the servicing of its products sold through that date. If actual product failures, or material or service delivery costs differ from its estimates, MCK Communications’ warranty liability would need to be revised accordingly.

      Income Taxes. MCK Communications has recorded a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. MCK Communications’ has assessed the valuation allowance based upon its estimate of future taxable income covering a relatively short time horizon given the volatility in the markets it serves and its historic operating results. External market data is considered in this evaluation. The availability of tax planning strategies to utilize MCK Communications’ recorded deferred tax assets is also considered. As of April 30, 2003, the deferred tax assets have been reduced by valuation allowances equal to the value of the assets. If MCK Communications is to realize the deferred tax assets in an amount in excess of their reported net amounts, an adjustment to the deferred tax assets would increase earnings in the period such determination was made. Similarly, if MCK Communications should determine that it may be unable to realize its net deferred tax assets to the extent reported, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

      Contingencies. MCK Communications is subject to proceedings, lawsuits and other claims. MCK Communications assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. MCK Communications records charges for the costs it anticipates incurring in connection with litigation and claims against MCK Communications when it can reasonably estimate these costs.

      Impaired Assets. MCK Communications reviews the carrying values of long-lived assets and amortizable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset is less than the carrying value of the asset, and for assets to be disposed of, is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using an annual discount rate of 25%. The estimates reflect the company’s assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period, which can range from three months to over fifteen years. If the company’s assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in an increase or decrease to earnings.

      Restructuring. MCK Communications records restructuring charges incurred in connection with consolidation or relocation of its operations, or shutdowns of specific sites. These restructuring charges, which reflect the company’s commitment to a termination or exit plan that will begin within twelve months, are based on estimates of the expected costs associated with severance, site closure, legal matters, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

      Nonrecurring Items. It is MCK Communications’ policy to identify as a “nonrecurring item” a material charge or gain that is not associated with on-going operations or that is caused by unique events not reflective of MCK Communications’ normal business activities in the period if such items individually or in the aggregate have a material impact on a specific line item in the consolidated statements of operations or have a material impact on results overall. MCK Communications believes that separately reporting such charges or gains enhances transparency and comparability of results by removing distortion that would otherwise occur. Examples of such items that have been separately identified in the past under this policy include material charges or gains resulting from asset impairments and restructuring of operations, including employee terminations; litigation not related to on-going operations; and acquisition charges including those related to acquired in-process research and development. Nonrecurring items are appropriately identified in the consolidated statements of operations.

Results of Operations

      The following table sets forth certain financial data for the periods indicated as a percentage of revenues.

	Years Ended April 30,

	2001	2002	2003

Revenues	100.0%	100.0%	100.0%

Cost of goods sold	40.0	55.2	49.2

Gross profit	60.0	44.8	50.8

Operating expenses:

Research and development	24.2	43.2	21.9

Sales and marketing	36.1	57.0	32.1

General and administrative	12.2	27.2	19.8

Amortization of stock-based compensation	7.6	(1.8)	1.0

Amortization of goodwill and other intangibles	12.0	13.2	6.9

Write-off of in-process research and development	9.7	—	—

Impairment of goodwill and other intangibles	—	85.3	17.8

Restructuring	1.5	26.1	3.8

Provision for legal settlement and fees	—	8.4	—

Total operating expenses	103.3	258.6	103.3

Loss from operations	(43.3)	(213.8)	(52.5)

Other income (expense), net	9.5	7.8	11.1

Loss before income tax (provision) benefit	(33.8)	(206.0)	(41.4)

Income tax (provision) benefit	2.9	(0.3)	(0.3)

Net loss	(30.9)%	(206.3)%	(41.7)%

     Fiscal years ended April 30, 2002 and 2003

      Revenues. Revenues decreased from $16.5 million for the fiscal year ended April 30, 2002 to $14.6 million for the fiscal year ended April 30, 2003, a decrease of $1.9 million or 11.6%. This decrease was, in part, due to reductions in revenues from MCK Communications’ OEM partners as well as decreases from its Canadian and European partners. MCK Communications believes that these reductions in revenues were due to a slowdown in the economy which caused a reduction in capital expenditures by its customers and consequently a decrease in their demand for its products. MCK Communications will continue to work with its distribution channels to increase revenues. However, MCK Communications’ revenues and gross profit could be further decreased if the company needs to reduce its prices to remain competitive.

      Cost of goods sold. MCK Communications’ cost of goods sold decreased from $9.1 million for the fiscal year ended April 30, 2002 to $7.2 million for the fiscal year ended April 30, 2003, a decrease of $1.9 million or 21.2%. This decrease was primarily related to the decrease in volume of units shipped. Gross profit increased from 44.8% for the fiscal year ended April 30, 2002 to 50.8% for the fiscal year ended April 30, 2003. The increase in gross profit was primarily attributable to the closing of MCK Communications’ operation in Texas and the company’s shift to a 100% subcontracting model. In May 2003, MCK Communications decided to consolidate its manufacturing to one subcontract manufacturer and expect further improvements in its gross margin as a result of this decision. MCK Communications expects its gross profit will continue to be under pressure due to an overall weakness in the economy and increased market competition.

      Research and development. Research and development expenses decreased from $7.1 million for the fiscal year ended April 30, 2002 to $3.2 million for the fiscal year ended April 30, 2003, a decrease of $3.9 million or 55.1%. This decrease was due primarily to reductions in staffing in MCK Communications’ Needham facility. For the fiscal years ended April 30, 2002 and 2003, research and development expenses decreased as a percentage of revenues from 43.2% to 21.9% primarily as a result of expense reductions outpacing revenue declines.

      Sales and marketing. Sales and marketing expenses declined from $9.4 million for the fiscal year ended April 30, 2002 to $4.7 million for the fiscal years ended April 30, 2002 and 2003, a decrease of $4.7 million or 50.3%. This decrease was primarily due to reductions in staffing of both sales and marketing personnel and related expenses attributed to MCK Communications’ restructuring initiatives. For the fiscal year ended April 30, 2002 and 2003, sales and marketing expenses decreased as a percentage of revenues from 57.5% to 32.1% primarily as a result of the reduction in expenses compared to the prior year.

      General and administrative. General and administrative expenses decreased from $4.5 million for the fiscal year ended April 30, 2002 to $2.9 million for the fiscal year ended April 30, 2003, a decrease of $1.6 million or 35.4%. This was mainly due to decreases in staffing and overall expense savings following the restructuring of the business. For the fiscal years ended April 30, 2002 and 2003, general and administrative expenses decreased as a percentage of revenues from 27.2% to 19.8% primarily as a result of the reduction in expenses compared to the prior year.

      Amortization of stock-based compensation. In connection with the grant of certain restricted stock awards and stock options to employees in the fiscal year ended April 30, 2000, MCK Communications recorded deferred compensation expense of $8.5 million. The amount recorded represents the difference between the deemed fair value of the common stock for financial reporting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders’ equity and is amortized over the vesting period of the applicable options, generally four years. In the fourth quarter of the year ended April 30, 2002, MCK Communications recorded an adjustment to reverse approximately $1.5 million of stock-based compensation previously recorded relating to terminated employees, which resulted in a net benefit for the year of approximately $300 thousand. In the fiscal year ended April 30, 2003, MCK Communications recorded expense of $143 thousand. The increase in stock-based compensation over the fiscal year ended April 30, 2002 is a result of the one time benefit recorded in 2002 to adjust compensation previously recognized.

      Amortization of goodwill and other intangibles. Concurrent with the acquisition of DTIH, MCK Communications recorded goodwill and certain intangible assets resulting from the excess of purchase price over the fair value of the tangible assets acquired. Goodwill and intangibles were being amortized over a period of 5 years. During the fiscal years ended April 30, 2002 and 2003, MCK Communications recorded $2.2 million and $1.0 million, respectively of amortization expense related to goodwill and intangibles. The decrease in amortization expense from the fiscal year ended April 30, 2002 to the fiscal year ended April 30, 2003 was due to the write-off of goodwill and certain identifiable intangibles during the fiscal year ended April 30, 2002 and subsequent write-down in the fiscal quarter ended January 31, 2003. As a result of these charges, amortization expense has been reduced from approximately $1.2 million per quarter to approximately $48,000 per quarter through fiscal 2005.

      Impairment of goodwill and other intangibles. During the fiscal year ended April 30, 2002, MCK Communications evaluated the recoverability of its long-lived assets, including intangibles related to the DTIH acquisition. The company determined that the estimated future undiscounted cash flows were below their carrying value. Accordingly, MCK Communications recorded a special charge of $14.1 million. These special charges relate to its $12.4 million write-off of goodwill and a $1.7 million write-down of the carrying value of certain identifiable intangibles to their estimated fair value of $4.9 million at July 31, 2001. During the year ended April 30, 2003, MCK Communications evaluated the recoverability of its long-lived assets, including intangibles related to the DTIH acquisition. The company determined that the estimated future undiscounted cash flows were below their carrying value. Accordingly, MCK Communications recorded a $2.6 million impairment write down of the carrying value of certain identifiable intangibles to their estimated fair value of $400 thousand.

      Restructuring. During July 2001, MCK Communications consolidated the operations of its Texas facility and reduced redundant headcount in other areas. MCK Communications continued to re-focus its business on the company’s core competencies and matched its staffing needs against its strategic initiatives.

The reorganization resulted in a reduction of its workforce by approximately 15%, or 35 employees. In conjunction with this action, MCK Communications recorded a charge of approximately $450 thousand for the costs of severance, related benefits and outplacement services.

      During November 2001, MCK Communications closed the Texas operations and undertook further headcount reductions at its Needham and Calgary facilities, which resulted in an overall reduction of 45% of its workforce, or 75 employees. In connection with these actions, MCK Communications recorded a charge of approximately $1 million for the cost of severance, related benefits and outplacement services in the quarter ended January 31, 2002. In addition, MCK Communications recorded a provision of approximately $350,000 related to anticipated costs less assumed sublease payments of approximately $230,000 for estimated remaining lease obligations MCK Communications’ Texas operations, and a charge of approximately $200,000 related to fixed assets previously used at those facilities.

      In April 2002, MCK Communications recorded a charge of approximately $275,000 for the costs of severance, related benefits and outplacement services related to a reduction of 17 employees or approximately 15% of the workforce then employed. In addition, MCK Communications entered into a sublease agreement for approximately 32,000 square feet of our facility in Needham, MA, through the remainder of the lease term of March 2007. In connection with this, MCK Communications recorded a provision of approximately $1.54 million related to the difference between the lease payments and sublease income which will be paid out over the remainder of the lease term of March 2007, and the write-off of certain fixed assets of approximately $860,000.

      During October 2002, MCK Communications reduced headcount at its Needham and Calgary locations in order to align staff with lower revenues and continue to match its staffing needs to its strategic initiatives. The reorganization resulted in a reduction of the company’s workforce by approximately 20% or 15 employees. In conjunction with this action, MCK Communications recorded an aggregate charge of approximately $325,000 for the costs of severance and related benefits and outplacement services. In addition, MCK Communications reviewed the adequacy of its remaining reserves related to the prior restructuring activities and determined that $59,000 of reserves previously recorded were not required. The charges were reversed in October 2002.

      During January 2003, MCK Communications announced a leadership change within its senior management team, involving the departure of its President and CEO, Ms. Glenda Davis, as well as her resignation from MCK Communications’ board of directors. MCK Communications recorded an aggregate charge of approximately $385,000 related to the cost of severance and related benefits. Ms. Davis’ severance costs will be paid out through January 2004.

      The October 2002 and January 2003 restructuring measures are expected to save MCK Communications approximately $1 million on an annual basis.

      In April 2003, MCK Communications reviewed the adequacy of its remaining reserves related to the prior restructuring activities and determined that $99,000 of reserves previously recorded were not required. These charges were reversed in April 2003.

      Provision for legal settlement and fees. During the fiscal year ended April 30, 2002, MCK Communications recorded a provision of approximately $1.4 million related to a judgment against it in favor of a former employee. The provision includes the amount of the judgment, including interest, and associated legal fees incurred by the company. In December 2002, MCK Communications determined not to appeal this judgment and settled the matter with the former employee. The amount of the settlement was covered by the earlier provision taken by MCK Communications and no further expenses or liabilities are anticipated as a result of the matter.

      Other income (expense). Other income (expense), consists primarily of interest income, foreign exchange gains or losses related to the effects of the Canadian/ U.S. exchange rate on inter-company transactions, and settlements from termination of various partner agreements. Other income (expense) increased from income of $1.3 million for the fiscal year ended April 30, 2002 to $1.6 million for the fiscal year ended April 30, 2003, an increase of $0.3 million. This increase was primarily due to settlements received from the termination of distribution and OEM partner agreements of $0.7 million, an increase in foreign exchange gains of $0.4 million offset by a decrease in interest income which decreased from $1.3 million for the fiscal year ended April 30, 2002 to $0.7 million for the fiscal year ended April 30, 2003. This decrease was related to a reduction in cash reserves combined with reduced short term interest rates.

      Income Tax Provision. MCK Communications recorded a provision of $43,000 for the fiscal year ended April 30, 2003 compared to a provision of $60,000 for the year ended April 30, 2002. The provision recorded for the years ended April 30, 2003 and 2002 represents MCK Communications’ minimum tax obligations for fiscal 2003 and 2002.

     Fiscal years ended April 30, 2001 and 2002

      Revenues. Revenues decreased from $38.2 million for the fiscal year ended April 30, 2001 to $16.5 million for the fiscal year ended April 30, 2002, a decrease of $21.7 million or 56.8%. This decrease was, in part, due to a reduction in revenues from Avaya (formerly Lucent Technologies) from $9.2 million in 2001 to $500 thousand in 2002. MCK Communications believes the reduction in Avaya revenues is directly related to a slow down in their overall business and their introduction of competitive products. In addition, revenues from Anixter CA decreased from $2.4 million in 2001 to $900 thousand in 2002. MCK Communications believes that reduction in revenues from Anixter CA, as well as the reduction in revenues from its OEM and distributor partners was due to a slowdown in the economy which caused a reduction in capital expenditures and consequently a decrease in their demand for MCK Communications’ products. MCK Communications’ revenues and gross profit could be further decreased if it needs to reduce its prices to remain competitive.

      Cost of goods sold. MCK Communications’ cost of goods sold decreased from $15.3 million for the fiscal year ended April 30, 2001 to $9.1 million for the fiscal year ended April 30, 2002, a decrease of $6.2 million or 40.5%. This decrease was primarily related to the decrease in volume of units shipped. Gross profit decreased from 60% for the fiscal year ended April 30, 2001 to 44.8% for the fiscal year ended April 30, 2002. The decrease in gross profit was primarily attributable to the smaller revenue base over which the company spread MCK Communications’ fixed manufacturing costs and increases in inventory reserves due in large to its decision to close its operation in Texas. With the closing of MCK Communications’ operation in Texas and its shift to a 100% subcontracting model, the company expects to reduce its cost of goods sold. However, the company expects its gross profit will continue to be under pressure due to an overall weakness in the economy and increased market pressures.

      Research and development. Research and development expenses decreased from $9.2 million for the fiscal year ended April 30, 2001 to $7.1 million for the fiscal year ended April 30, 2002, a decrease of $2.1 million or 22.8%. This decrease was due primarily to decreases in staffing, principally from the DTI development team in Texas along with reductions to the staff in both the company’s Needham and Calgary facilities. For the years ended April 30, 2001 and 2002, research and development expenses increased as a percentage of revenues from 24.2% to 43.2% primarily as a result of the reduction in revenues compared to the prior year.

      Sales and marketing. Sales and marketing expenses decreased from $13.8 million for the fiscal year ended April 30, 2001 to $9.4 million for the fiscal year ended April 30, 2002, a decrease of $4.4 million or 31.9%. This decrease was primarily due to decreases in staffing of both sales and marketing personnel to be more aligned with the company’s decrease in revenues. For the fiscal year ended April 30, 2002, sales and marketing expenses increased as a percentage of revenues from 36.1% to 57.0% primarily as a result of the reduction in revenues compared to the prior year.

      General and administrative. General and administrative expenses decreased from $4.6 million for the fiscal year ended April 30, 2001 to $4.5 million for the fiscal year ended April 30, 2002, a decrease of $168,000 or 3.6%. For the years ended April 30, 2001 and 2002, general and administrative expenses increased as a percentage of revenues from 12.2% to 27.2% primarily as a result of the reduction in revenues compared to the prior year.

      Amortization of stock-based compensation. In connection with the grant of certain restricted stock awards and stock options to employees in the fiscal year ended April 30, 2000, MCK Communications recorded deferred compensation expense of $8.5 million. The amount recorded represents the difference between the deemed fair value of the common stock for financial reporting purposes and the exercise price of these options at the date of grant. Deferred compensation is presented as a reduction of stockholders’ equity and is amortized over the vesting period of the applicable options, generally four years. MCK Communications expensed $2.9 million of deferred stock-based compensation in the year ended April 30, 2001. In the fourth quarter of the year ended April 30, 2002, MCK Communications recorded an adjustment to reverse approximately $1.5 million of stock-based compensation previously recorded relating to terminated employees, which resulted in a net benefit for the year of approximately $300 thousand.

      Amortization of goodwill and other intangibles. In conjunction with the acquisition of DTIH, MCK Communications recorded goodwill and certain intangible assets resulting from the excess of purchase price over the fair value of the tangible assets acquired. Goodwill and intangibles were being amortized over a period of 5 years. During the years ended April 30, 2001 and 2002, MCK Communications recorded $4.6 million and $2.2 million, respectively of amortization expense related to goodwill and intangibles. The decrease in amortization expense from the year ended April 30, 2001 to the year ended April 30, 2002 was due to the write-off of goodwill and certain identifiable intangibles during the year ended April 30, 2002. As a result of these charges, amortization expense has been reduced from approximately $1.2 million per quarter to approximately $318,000 per quarter through fiscal 2005.

      Impairment of goodwill and other intangibles. During the year ended April 30, 2002, MCK Communications evaluated the recoverability of MCK Communications’ long-lived assets, including intangibles related to the DTIH acquisition. MCK Communications determined that the estimated future undiscounted cash flows were below their carrying value. Accordingly, MCK Communications recorded a special charge of $14.1 million. These special charges relate to MCK Communications’ $12.4 million write-off of goodwill and a $1.7 million write-down of the carrying value of certain identifiable intangibles to their estimated fair value of $4.9 million at July 31, 2001.

      Restructuring. In July 2001, MCK Communications consolidated its Texas operations and reduced redundant headcount in other areas. MCK Communications continued to re-focus its business on its core competencies and matched its staffing needs against its strategic initiatives. The reorganization resulted in a reduction of 35 employees or approximately 15% of the workforce then employed. In conjunction with this action MCK Communications recorded a charge of approximately $450,000 for the costs of severance, related benefits and outplacement services. At April 30, 2002, approximately $380,000 had been paid and approximately $70,000 was reversed. The restructuring was completed in 2002 and MCK Communications does not anticipate any impact on future results.

      In November, 2001, MCK Communications undertook further restructuring actions due to the continued downturn in the economic environment and to accelerate the company’s return to profitability. These actions included the closure of the Texas operations and personnel reductions of the company’s Needham and Calgary staffs, leading to an overall reduction of 75 employees or approximately 45% of the workforce then employed in all functional areas. In connection with this employee reduction, MCK Communications recorded a charge of approximately $1.0 million during the three months ended January 31, 2002 for the costs of severance, related benefits and outplacement services. At April 30, 2002, approximately $675,000 of the employee termination costs had been paid, approximately $120,000 had been reversed and the balance is expected to be paid out by December 2002. In addition, MCK Communications recorded a provision of approximately $350,000 related to the estimated remaining lease obligations for the company’s Texas operations which will be paid out by August 2004 and recorded a charge of approximately $200,000 related to fixed assets previously used at those facilities which were abandoned. At April 30, 2002 approximately $54,000 had been paid and $100,000 was reserved.

      In April 2002, MCK Communications undertook further restructuring actions, again due principally to the continued economic downturn and to accelerate MCK Communications’ return to profitability. These actions included a reduction of 17 employees or approximately 15% of the workforce then employed. MCK

Communications recorded a charge of approximately $275,000 for the costs of severance, related benefits and outplacement services. The employee termination costs will be paid out through October 2002. In addition, MCK Communications entered into a sublease agreement for approximately 32,000 square feet of the company’s facility in Needham MA, through the remainder of the lease term of March 2007. In connection with this, MCK Communications recorded a provision of approximately $1.54 million related to the difference between the lease payments and sublease income which will be paid out over the remainder of the lease term of March 2007, and the write-off of certain fixed assets of approximately $860,000.

      MCK Communications estimates that these restructuring actions will result in a savings of approximately $6.1 million in salaries and wages and $1.2 million in facility related expenses on an annual basis, although due to the current economic environment, it is anticipated that these savings may be offset by a reduction in revenue.

      Provision for legal settlement and fees. MCK Communications recorded a provision of approximately $1.4 million in fiscal 2002 related to a judgment against MCK Communications in favor of a former employee. The provision includes the amount of the judgment, including interest, and associated legal fees incurred by the company.

      Other income (expense). Other income (expense), consists primarily of interest income, and foreign exchange gains or losses related to the effects of the Canadian/ U.S. exchange rate on inter-company transactions. Other income (expense) declined from income of $3.6 million for the year ended April 30, 2001 to $1.3 million for the year ended April 30, 2002, a decrease of $2.3 million. This decrease was primarily due to a decrease in interest income which decreased from $3.7 for the year ended April 30, 2001 to $1.4 million for the year ended April 30, 2002. This decrease was related to a reduction in cash reserves combined with reduced short term interest rates.

      Income Tax Provision. MCK Communications recorded a provision of $60,000 for the year ended April 30, 2002 compared to an income tax benefit of $1.1 million for the year ended April 30, 2001. The provision recorded for the year ended April 30, 2002 represents a pro-rata portion of MCK Communications minimum tax obligations for fiscal 2002. The benefit recorded for the year ended April 2001 resulted from a reduction of the deferred tax valuation allowance which resulted from the deferred tax liability recognized as part of the DTI acquisition.

Liquidity and Capital Resources

      As of April 30, 2003, MCK Communications’ principal sources of liquidity consisted of cash and equivalents of $2.6 million and short-term investments of $37.0 million. This represents a decrease in cash and equivalents and short-term investments of $2.7 million compared to April 30, 2002. MCK Communications regularly invests excess funds in short-term money market funds, commercial paper, and government and non-government debt securities. These investments are designed to provide current income to MCK Communications without exposing the principal to significant risk.

      Net cash used in operating activities was $2.6 million in the fiscal year ended April 30, 2003, compared with net cash used in operating activities of $10.2 million in the fiscal year ended April 30, 2002 and $4.1 million in the fiscal year ended April 30, 2001. Cash used in operating activities in the fiscal year ended April 30, 2003 was lower than the prior year primarily due to cost savings as a result of the restructuring initiatives.

      Net cash provided by investing activities was $0.5 million in the fiscal year ended April 30, 2003, compared with $10.3 million in the fiscal year ended April 30, 2002 and net cash used in investing activities of $46.6 million in the fiscal year ended April 30, 2001. Net cash provided by investing activities in the fiscal year ended April 30, 2003 was used primarily to fund operating expenses.

      Net cash provided by financing activities was $231,000 in the fiscal year ended April 30, 2003, compared with $333,000 in the fiscal year ended April 30, 2002 and net cash used in financing activities of $792,000 in the fiscal year ended April 30, 2001. Net cash provided by financing activities for the fiscal year ended

April 30, 2003 was primarily attributable to payments on outstanding notes receivable as well as the sale of common stock under the company’s employee stock purchase plan and the exercise of stock options.

      Although it is difficult to predict future liquidity requirements with certainty, the rate at which the company will consume cash will be dependent on the cash needs of future operations that will be directly affected by the levels of demand for the company’s products, the timing and rate of expansion of its business and the resources the company devotes to developing its products. MCK Communications expects to devote its capital resources to continue its research and development efforts to prudently enhance its existing products and fund new product development initiatives targeted at the growing telephony applications in business markets, to hire and expand its sales, support, marketing and product management organizations, to expand marketing programs and for other general corporate activities. In addition, the company may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or products. MCK Communications believes that its current cash and equivalents, short-term investments and cash generated from operations will be sufficient to meet the company’s anticipated cash requirements for working capital and capital expenditures for at least the next 12 months.

Recent Events

      On April 21, 2003, MCK Communications entered into a definitive agreement and plan of merger with Verso and a wholly-owned subsidiary of Verso, as amended by the first amendment to the agreement and plan of merger dated as of April 21, 2003 and the second amendment to the agreement and plan of merger dated as of June 13, 2003, pursuant to which a wholly-owned subsidiary of Verso will be merged with and into MCK Communications, with MCK Communications to survive the merger as a wholly-owned subsidiary of Verso. In connection with the merger, an aggregate of 18,280,000 shares of Verso common stock will be issued in exchange for all of the shares of MCK Communications common stock outstanding at the time of the merger. In addition, in connection with the closing of the merger, MCK Communications will declare a dividend payable to its stockholders of record immediately prior to the effective time of the merger. If the price of Verso common stock is $3.25 per share, MCK Communications estimates that the aggregate amount of the dividend will be between $24.7 million and $26.3 million, subject to adjustment in accordance with the merger agreement, as amended. The record date for the dividend has not yet been set. Verso will not assume or substitute options for any stock options outstanding and unexercised pursuant to MCK Communications’ stock option plans. Accordingly, MCK Communications will take all necessary actions to ensure that each outstanding employee stock option, whether vested or unvested, will, subject to consummation of the merger, become fully vested and exercisable and that each stock option plan will terminate as of the effective time of the merger. The merger is expected to close in the third quarter of 2003, after approval by MCK Communications stockholders, and the satisfaction of all other conditions to the merger.

Recent Accounting Pronouncements

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002. MCK Communications does not expect the implementation of SFAS No. 148 will have a material impact on its consolidated financial position or results of operations.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 will be effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 or MCK Communications may elect to report the change in accounting as a cumulative-effect adjustment. MCK

Communications is reviewing EITF Issue No. 00-21 and has not yet determined the impact, if any, this issue will have on its consolidated operating results and financial position.

      In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under a guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not impact MCK Communications’ consolidated results of operations or financial position.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulleting No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. MCK Communications is reviewing FIN 46 and has not yet determined the impact, if any, this issue will have on its consolidated operating results and financial position.

Disclosures About Market Risk

      Interest Rate Risk. MCK Communications’ cash equivalents and marketable securities primarily consist of interest sensitive securities with weighted average maturities of less than six months. A 100 basis point decrease in interest rates would not result in a material change in the fair value of these investments due mainly to the short-term nature of these investments. However, a 100 basis point decrease in interest rates would increase MCK Communications’ net loss by approximately $440,000.

      Foreign Currency Exchange Rate Risk. MCK Communications primarily sells its products in U.S. dollars and therefore is not generally exposed to foreign currency exchange risk. However, the company’s Canadian subsidiary sells products to Canadian customers that it invoices in Canadian dollars. In the fiscal year ended April 30, 2003, this revenue accounted for 12% of revenues. Transactions with the company’s Canadian subsidiary, whose functional currency is the Canadian dollar, present the company with foreign currency exchange risk. The principal transactions are buying and selling of inventory. The intercompany balance is denominated in U.S. dollars and changes in the foreign currency exchange rate result in foreign currency gains and losses. Using the intercompany balance at April 30, 2003, a 10% strengthening of the U.S. dollar against the Canadian dollar would result in a foreign currency transaction loss of approximately $287,000. To date foreign exchange gains and losses have not been significant. Transactions with the company’s United Kingdom office, whose functional currency is the British Pound have not been significant and have not had a material impact on the company’s operations. All sales outside of North America are denominated in U.S. dollars and are not generally exposed to foreign currency exchange risk.

      At April 30, 2003 MCK Communications did not own any equity investments. Therefore, the company did not have any direct equity price risk.

Selected Quarterly Financial Data

      The following table presents unaudited quarterly statements of operations data for each quarter of MCK Communications’ last two completed fiscal years. The unaudited quarterly financial statements have been prepared on substantially the same basis as the audited financial statements contained elsewhere in this proxy statement/prospectus. In the opinion of MCK Communications’ management, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, that management considers to be necessary to fairly present this information when read in conjunction with MCK Communica-

tions’ consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus.

      The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	First	Second	Third	Fourth	Total
2003	Quarter	Quarter	Quarter	Quarter	Year

Revenues	$4,511	$3,475	$3,172	$3,421	$14,579

Gross Profit	2,299	1,858	1,671	1,582	7,410

Research and Development	892	731	806	770	3,199

Sales and Marketing	1,389	1,356	1,131	798	4,674

General and Administrative	708	662	690	831	2,891

Net loss	(852)	(1,324)	(3,581)	(322)	(6,079)

Net loss per common share — basic and diluted	$(0.04)	$(0.06)	$(0.17)	$(0.02)	$(0.29)

	First	Second	Third	Fourth	Total
2002	Quarter	Quarter	Quarter	Quarter	Year

Revenues	$3,403	$4,433	$4,051	$4,600	$16,487

Gross Profit	1,378	2,015	1,897	2,101	7,391

Research and Development	2,492	2,016	1,432	1,184	7,124

Sales and Marketing	3,185	2,761	2,048	1,403	9,397

General and Administrative	1,077	890	1,508	1,003	4,478

Net loss	(21,028)	(5,000)	(5,170)	(2,820)	(34,018)

Net loss per common share — basic and diluted	$(1.06)	$(0.25)	$(0.26)	$(0.14)	$(1.71)

COMPARATIVE MARKET PRICES AND DIVIDENDS

      Verso common stock is traded on the Nasdaq SmallCap Market under the symbol “VRSO.” MCK Communications common stock is traded on the Nasdaq National Market under the symbol “MCKC.” The following table presents the per share historical high and low sale prices of Verso common stock for each fiscal quarter in the fiscal years ended December 31, 2001 and 2002 and the fiscal quarters ended March 31, 2003 and June 30, 2003, and MCK Communications common stock for each fiscal quarter in the fiscal years ended April 30, 2002 and 2003. The stock prices do not include retail mark-ups, mark-downs or commissions. Neither Verso nor MCK Communications paid any dividends on its common stock during these periods. After the merger, Verso intends to retain any earnings to finance the development of its business and, consequently, may never pay cash dividends. In addition, Verso’s bank line of credit prohibits the payment of dividends. In connection with the completion of the merger, MCK Communications will declare a cash dividend payable to MCK Communications stockholders immediately prior to the effective time of the merger.

	Verso		MCK
	Common		Communications
	Stock		Common Stock

	High	Low	High	Low

Fiscal Year 2003

First Fiscal Quarter	$0.72	$0.35	$1.30	$0.85

Second Fiscal Quarter	1.84	0.43	2.36	0.72

Third Fiscal Quarter(1)	—	—	1.37	0.88

Fourth Fiscal Quarter(1)	—	—	2.20	1.03

Fiscal Year 2002

First Fiscal Quarter	$1.83	$0.97	$2.55	$1.57

Second Fiscal Quarter	1.21	0.44	1.70	1.00

Third Fiscal Quarter	0.60	0.25	1.96	1.11

Fourth Fiscal Quarter	0.77	0.22	1.70	1.21

Fiscal Year 2001

First Fiscal Quarter	$2.25	$0.69

Second Fiscal Quarter	1.69	0.47

Third Fiscal Quarter	1.35	0.51

Fourth Fiscal Quarter	1.58	0.43

(1)	Verso has not completed its third and fourth fiscal quarters.

      On April 21, 2003, the last full trading day before the execution of the merger agreement was publicly announced, the reported closing sales price of Verso common stock on the Nasdaq SmallCap Market was $0.91 per share, and the reported closing sales price of MCK Communications common stock on the Nasdaq National Market was $1.44 per share. On June 16, 2003, the last full trading day before the execution of the second amendment to the merger agreement (which amendment established the merger consideration to be received by the MCK Communications stockholders in the merger) was publicly announced, the reported closing sales price of Verso common stock on the Nasdaq SmallCap market was $1.48 per share, and the reported closing sales price of MCK Communications common stock on the Nasdaq National Market was $2.29 per share. On August 22, 2003, the most recent practicable date for which information was available before this proxy statement/ prospectus was printed and mailed, the reported closing sales price of Verso common stock on the Nasdaq SmallCap Market was $3.38 per share, and the reported closing sales price of MCK Communications common stock on the Nasdaq National Market was $4.05 per share. On August 12, 2003, there were 1,766 holders of record of Verso common stock. On August 14, 2003, there were 125 holders of record of MCK Communications common stock.

DESCRIPTION OF VERSO CAPITAL STOCK

      The following statements regarding the Minnesota Business Corporation Act (“MBCA”), Verso’s articles of incorporation and Verso’s bylaws are brief summaries, and may not contain all the information important to you. For a more complete description of Verso’s capital stock, you should carefully read the detailed provisions of the MBCA as well as Verso’s articles of incorporation and bylaws. We will send you a copy of Verso’s articles of incorporation and bylaws without charge at your request.

      Under Verso’s articles of incorporation, Verso’s authorized capital stock consists of 200,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock. Verso’s board of directors has designated 30,000 shares of the preferred stock as preferred stock Series A, par value $0.01 per share, and 750,000 shares of the preferred stock as preferred stock Series B, par value $20.00 per share. No shares of Verso preferred stock of either series are presently outstanding.

Verso Common Stock

      There were 96,005,118 shares of Verso common stock issued and outstanding as of August 12, 2003. In addition, Verso has reserved a total of (i) 33,269,411 shares of Verso common stock for issuance upon exercise of warrants and options of Verso common stock for issuance upon the exercise of outstanding options and warrants not granted under the various stock incentive plans, (ii) 356,347 shares of Verso common stock for issuance pursuant to Verso’s employee stock purchase plan, and (iii) 1,020,408 shares of Verso common stock for issuance upon the conversion of outstanding convertible debentures and outstanding convertible notes. All shares of Verso common stock now outstanding are fully paid and nonassessable.

      The holders of Verso common stock:

•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by Verso’s board of directors;

•	are entitled to share ratably in all of Verso’s assets available for distribution to holders of Verso common stock upon liquidation, dissolution or winding up of the affairs of Verso;

•	do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto; and

•	are entitled to one vote per share on all matters which Verso shareholders may vote on at all meetings of Verso shareholders.

      The holders of Verso common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any directors.

Verso Preferred Stock

      Verso’s board of directors is authorized, without further shareholder action, to issue Verso preferred stock in one or more series and to fix the liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences, of the Verso preferred stock.

      Of the 30,000 shares of Verso preferred stock designated as preferred stock Series A, no shares are currently outstanding. If shares of the preferred stock Series A are issued, its holders:

•	will have no voting rights, other than as may be provided by the MBCA;

•	will be entitled to an aggregate cash dividend at least equal to the aggregate cash dividend payable in respect of any other class of stock when, as and if cash dividends are payable to other classes;

•	if Verso liquidates or dissolves, will be entitled to receive $7.50 per share of preferred stock Series A payable out of Verso’s assets before any payment is made to holders of Verso common stock or any junior class of Verso preferred stock;

•	may be subject at any time to a redemption of their preferred stock Series A at its then-current fair market value; and

•	will be entitled at their option to convert their shares of preferred stock Series A into Verso common stock.

      Of the 750,000 shares of Verso preferred stock designated as preferred stock Series B, no shares are currently outstanding. If shares of the preferred stock Series B are issued, its holders:

•	will have no voting rights, other than as may be provided by the MBCA;

•	will be entitled to a cumulative cash dividend at a rate of 15% per annum;

•	if Verso liquidates or dissolves, will be entitled to receive $25.00 per share of preferred stock Series B, payable out of Verso’s assets before any payment is made to holders of Verso common stock or any other class of Verso’s capital stock;

•	may have their preferred stock Series B redeemed at their option; and

•	will be entitled to convert their shares of preferred stock Series B (subject to certain limitations) into Verso common stock.

      Although there is no current intention to do so, Verso’s board of directors may, without shareholder approval, issue shares of a class or series of Verso preferred stock with conversion rights which could adversely affect the voting power of the holders of Verso common stock and may have the effect of delaying, deferring or preventing a change in control of Verso.

Minnesota Business Corporation Act

      Section 302A.671 of the MBCA applies, with certain exceptions set forth in such section, to any acquisition of Verso voting stock (from a person other than Verso, and other than in connection with the mergers and exchanges described in such section to which Verso is a party) resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of Verso shareholders before it is consummated. In general, shares acquired without shareholder approval are denied voting rights and are redeemable at their then fair market value by Verso within 30 days after the acquiring person has failed to give a timely information statement to Verso or the date the Verso shareholders voted not to grant voting rights to the acquiring person’s shares.

      Section 302A.673 of the MBCA generally prohibits any business combination by Verso, or any of its subsidiaries, with any Verso shareholder that purchases 10% or more of Verso’s voting shares (an “interested shareholder”) within four years following the interested shareholder’s share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of Verso’s board of directors before the interested shareholder’s share acquisition date.

      Neither Section 302A.671 nor Section 302A.673 will apply to the merger.

Transfer Agent and Registrar

      The transfer agent and registrar for the Verso common stock is American Stock Transfer & Trust Company.

COMPARISON OF SHAREHOLDER RIGHTS

      The rights of MCK Communications stockholders are governed by MCK Communications’ certificate of incorporation, its bylaws and Delaware law. After the merger, MCK Communications stockholders will become shareholders of Verso, and their rights will be governed by Verso’s articles of incorporation, its bylaws and Minnesota law. The following is a summary of the material differences between the rights of MCK Communications stockholders and Verso shareholders under the certificate of incorporation and bylaws of MCK Communications and the articles of incorporation and bylaws of Verso, and under Delaware law and Minnesota law. This summary may not contain all of the information that is important to you. For a full description of the rights of Verso shareholders and MCK Communications stockholders, you must refer to the governing laws and documents listed below. We will send you a copy of the certificate of incorporation of MCK Communications, the articles of incorporation of Verso and bylaws of each company without charge at your request.

MCK Communications	Verso
(Delaware)	(Minnesota)

Governing Law
• General Corporation Law of the State of Delaware (the “DGCL”)	• Minnesota Business Corporation Law (the “MBCA”)

Governing Documents
• MCK Communications’ certificate of incorporation and bylaws.	• Verso’s articles of incorporation and bylaws

Authorized and Issued Capital Stock
• MCK Communications common stock, $.001 par value per share, 40,000,000 shares authorized; 20,678,682 shares outstanding as of August 14, 2003.	• Verso common stock, $0.01 par value per share, 200,000,000 shares authorized; 96,005,118 shares outstanding as of August 12, 2003.
• Verso preferred stock, 1,000,000 shares authorized, of which 30,000 shares, $0.01 par value per share, have been designated preferred stock Series A and 750,000 shares, $20.00 par value per share, have been designated as preferred stock Series B. No shares of any class of Verso preferred stock are outstanding.

Issuance of Preferred Stock
• Without stockholder approval, MCK Communications’ board of directors may set the rights and preferences of various series of preferred stock and issue preferred stock.	• Without shareholder approval, Verso’s board of directors may set the rights and preferences of various series of Verso preferred stock and issue Verso preferred stock.

Description of Common Stock
• Holders of MCK Communications common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to the rights of any outstanding preferred stock, holders of MCK Communications common stock are entitled to share ratably in such dividends, if any,	• Holders of Verso common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to the rights of any outstanding Verso preferred stock, holders of Verso common stock are entitled to share ratably in such dividends, if any, as may be declared by Verso’s

MCK Communications	Verso
(Delaware)	(Minnesota)

as may be declared by MCK Communications’ board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, or winding up, holders of MCK Communications common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. The MCK Communications common stock has no preemptive, subscription, redemption or conversion rights. All outstanding shares of MCK Communications common stock are duly authorized, validly issued, fully paid and nonassessable.
board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up, holders of Verso common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. The Verso common stock has no preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable to the Verso common stock. All outstanding shares of Verso common stock are duly authorized, validly issued, fully paid and nonassessable.

Treasury Shares
• The DGCL permits treasury shares. Such shares are deemed issued but not outstanding shares, do not have voting rights, and do not receive dividends.	• The MBCA does not allow for treasury shares.

Number of Directors
• Determined by a resolution of MCK Communications’ board of directors or of the stockholders. There are currently four directors.	• Not less than one nor more than ten, as determined by a resolution of a majority of Verso’s board of directors. There are currently eight directors.

Classification of Directors
• MCK Communications’ board of directors is divided into three classes, Class I, Class II, and Class III. Each class consists, as nearly as possible, of one-third of the total number of directors There is currently one Class I director, one Class II director and two Class III directors. Except in the case of resignation or removal, each director serves for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected.	• None.

Election of Directors
• Directors are elected by a plurality of the votes cast at the meeting. Cumulative voting is not permitted.	• Directors are elected by a plurality of the votes cast at a meeting of the shareholders at which a quorum is present in person or by proxy. Cumulative voting is not permitted.

Removal of Directors
• Directors may not be removed without cause. Directors may be removed with cause by the affirmative vote of the holders of two-thirds of the shares entitled to vote at an election of directors Removal action may be taken only at a	• Directors may be removed with or without cause by a majority vote of all shares entitled to vote at an election of directors.

MCK Communications	Verso
(Delaware)	(Minnesota)

stockholders’ meeting for which thirty days notice of the removal action has been given to the director to be removed.

Filling Vacancies on Board of Directors
• Vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by a majority of remaining directors, even if less than a quorum. Vacancies resulting from newly-created directorships may be filled by a majority of the directors then serving.	• Vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by a majority of remaining directors, even if less than a quorum. Vacancies resulting from newly-created directorships may be filled by a majority of the directors then serving.

Director’s Standard of Care and Personal Liability
• The DGCL provides that a director shall discharge the director’s duties in good faith, in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. A director who so performs those duties may not be held liable by reason of being a director or having been a director of the corporation.	• The MBCA provides that a director shall discharge the director’s duties in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care that an ordinarily prudent person in a like position would exercise under similar circumstances. A director who so performs those duties may not be held liable by reason of being a director of the corporation.

Limitation of Liability
• The DGCL and MCK Communications’ certificate of incorporation provide that a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for: (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) illegal dividends, stock repurchases or redemptions; or (iv) any transaction from which the director derives an improper personal benefit.	• The MBCA and Verso’s articles of incorporation provide that a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for: (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) illegal dividends, stock repurchases or redemptions; (iv) any transaction from which the director derives an improper personal benefit; or (v) violations of the Minnesota securities laws specified in the MBCA.

Indemnification of Officers and Directors
• Under MCK Communications’ bylaws, MCK Communications commits to indemnify each of its directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, against expenses (including attorneys’ fees), judgments, penalties, fines, and amounts reasonably paid in settlement that are incurred in connection with any proceeding, arising by reason of the fact that such person is or was a director or officer of MCK Communications, if such director or officer acted	• Verso’s bylaws provide that Verso shall indemnify to the fullest extent allowed by Minnesota law any person whom it shall have the power to indemnify from and against all expenses or liabilities resulting from any action, suit or proceeding brought or threatened to be brought against such person by reason of the fact that he or she is or was a director or officer of Verso or serves or served at any other enterprise at the request of Verso. Verso also maintains directors’ and officers’ liability insurance. Verso has also entered into

MCK Communications	Verso
(Delaware)	(Minnesota)

in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of MCK Communications and had no reasonable cause to believe his conduct was unlawful. MCK Communications’ bylaws also provide for the advancement of expenses to directors and, in the discretion of the board of directors, to officers. In addition, MCK Communications’ bylaws provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. Furthermore, MCK Communications’ bylaws authorize it to provide insurance for its directors and officers, against any liability, whether or not MCK Communications would have the power to indemnify such person against such liability under the DGCL.
indemnification agreements with each of its directors and non-director officers at the level of vice president and above.

Special Meetings of Shareholders
• Special meetings may be called only by a resolution adopted by a majority of the members of MCK Communications’ board of directors.	• Special meetings may be called by (i) the chief executive officer or the chief financial officer; (ii) any two or more directors; or (iii) upon the written request of shareholders holding 10% (or 25% in the case of a meeting for the purpose of considering a business combination) or more of the voting power of shares of Verso common stock.

Action by Written Consent in Lieu of a Shareholder Meeting
• Action may be taken without a meeting if consents in writing are signed by all of the stockholders entitled to vote on such action.	• Action may be taken without a meeting if consents in writing are signed by all of the shareholders entitled to vote on such action.

Record Date for Determining Shareholders
• MCK Communications’ bylaws provide that MCK Communications’ board of directors may fix a record date that is not more than sixty days nor less than ten days prior to the date of the meeting. If a record date is not fixed, the record date shall be the close of business on the day next preceding the day notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.	• Verso’s bylaws provide that Verso’s board of directors may fix a record date not more than sixty days prior to the date of a shareholder meeting.

Advance Notice for Shareholder Nominations and Other Business
• MCK Communications’ bylaws allow stockholders to nominate candidates for election to MCK	• The MCBA and Verso’s articles of incorporation and bylaws do not restrict the ability of

MCK Communications	Verso
(Delaware)	(Minnesota)

Communications’ board of directors or propose other business at any annual meeting of stockholders. For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholders must have given timely notice in writing to the secretary of MCK Communications and such other business must otherwise be a proper subject for action by stockholders under the DGCL. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of MCK Communications not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made.
shareholders to nominate directors at, or bring business before, an annual meeting.

Amendment of Articles of Incorporation
• Under the DGCL, a certificate of incorporation of a Delaware corporation may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the amendment, unless a higher vote is required by the corporation’s certificate of incorporation. MCK Communications’ certificate of incorporation reserves MCK Communications’ right to amend or repeal the certificate of incorporation, in the manner prescribed by the DGCL and MCK Communications’ certificate of incorporation. As required by the DGCL, any amendment to MCK Communications’ certificate of incorporation must first be approved by a majority of MCK Communications’ board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to such amendment, except that any amendment to the provisions relating to stockholder action, the board of directors, limitation of director liability and the	• Verso’s articles of incorporation may be amended if approved by a majority of the shares present at a meeting and entitled to vote on the amendment upon a proposal submitted by either Verso’s board of directors or shareholders owning 3% or more of the voting power of shares entitled to vote.

MCK Communications	Verso
(Delaware)	(Minnesota)

amendment of MCK Communications’ certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote with respect to such amendment.

Amendment of Bylaws
• Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders have the power to adopt, amend or repeal bylaws, even though the board may also be delegated such power. MCK Communications certificate of incorporation and bylaws provide that its bylaws may be amended or repealed by the board of directors or by the stockholders. Such action by the board of directors requires the affirmative vote of a majority of the directors then in office Such action by the stockholders requires the affirmative vote of at least two-thirds of the shares present in person or represented by proxy at an annual meeting of stockholders or a special meeting called for such purpose unless MCK Communications’ board of directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal only requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting.	• Verso’s bylaws may be amended by Verso’s board of directors, except for provisions fixing a quorum for shareholder meetings, governing director removals and filling of board vacancies, and fixing the number, terms, classifications and qualifications of directors. Verso’s bylaws may be amended by the approval of a majority of the shares present at a meeting and entitled to vote on the amendment, upon a proposal submitted by shareholders owning 3% or more of the voting power of shares entitled to vote.

Business Combinations
• MCK Communications is subject to Section 203 of the DGCL, which prohibits a publicly-held Delaware corporation from consummating a “business combination,” except under certain circumstances, with an “interested stockholder” for a period of three years after the date such person became an “interested stockholder” unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction	• The MBCA business combination statute provides that an issuing public corporation may not engage in the business combinations described therein with any person that acquires beneficial ownership of 10% or more of the voting stock of the corporation for four years unless, prior to the share acquisition date, a committee of all of the disinterested directors approves either the business combination or the acquisition of shares.

• Only certain business combinations are prohibited by the MBCA, including: (i) any merger or exchange of securities of the corporation with the interested shareholder; (ii) the sales, transfers or other dispositions of assets of the corporation to an interested shareholder in the MBCA business combination statute; (iii) transfers by the corporation to interested shareholders of shares

MCK Communications	Verso
(Delaware)	(Minnesota)

commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The term “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation’s outstanding voting stock. The term “business combination” includes mergers, consolidations, asset sales involving 10% or more of a corporation’s assets and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period. A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. The certificate of incorporation and bylaws of MCK Communications do not exclude it from the restrictions imposed under Section 203.
having an aggregate market value of 5% or more of the value of all outstanding shares, except for a pro rata transfer to all shareholders; (iv) any liquidation or dissolution of, or reincorporation in another jurisdiction of, the corporation which is proposed by an interested shareholder; (v) the transactions described in the MBCA business combination statute proposed by the interested shareholder or any affiliate or associate of the interested shareholder that would result in an increase in the proportion of shares the interested shareholder is entitled to vote; (vi) transactions whereby an interested shareholder receives the benefit of loans, advantages, guarantees, pledges, or other financial assistance or tax advances or credits from the corporation; and (vii) exchanges of shares of the corporation for money or property of an interested shareholder as described in the MBCA business combination statute.

• A corporation may “opt out” of the business combination statute; however, Verso’s articles of incorporation and bylaws do not contain any opt out provisions with respect to such statute.

Control Share Acquisitions
• The DGCL does not contain a control share acquisition or comparable statutes.	• The MBCA control share acquisition statute requires disinterested shareholder approval for any acquisition of shares of an “issuing public corporation,” which is a Minnesota corporation that has at least fifty shareholders, where such acquisition results in the acquiring person owning more than a designated percentage of the outstanding shares of the corporation. An acquiror who exceeds certain share ownership thresholds set forth in the MBCA control share acquisition statute and acquires shares without shareholder approval loses voting rights and may be subject to redemption privileges of the corporation and only regains voting rights if it discloses the information listed in the MBCA control share acquisition statute to the corporation and the shareholders

MCK Communications	Verso
(Delaware)	(Minnesota)

grant the acquiror voting rights at a special or annual meeting of shareholders. The control share acquisition statute applies unless the issuing public corporation “opts out” of the statute in its articles of incorporation or bylaws. Verso’s articles of incorporation and bylaws do not contain any opt out provisions.

Other Anti-Takeover Provisions
• The DGCL does not have a provision expressly prohibiting golden parachute or similar agreements.	• The MBCA prohibits a publicly-held corporation from entering into or amending agreements (commonly referred to as “golden parachutes”) that increase current or future compensation of any officer or director during any tender offer or request or invitation for tenders.
• The DGCL does not limit the ability of corporations to pay greenmail.	• The MBCA also limits the ability of a publicly- held corporation to pay “greenmail,” or to purchase shares at a price in excess of current market value from a greater than 5% shareholder if such shares have been beneficially owned for less than two years, unless the purchase is approved at a meeting of shareholders by a majority of all shares entitled to vote or unless the corporation’s offer is of at least equal value per share and to all holders of shares of the same class or series and to all holders of any class or series into which the securities may be converted.
• The DGCL does not provide that a board of directors may consider the interests of other constituencies when determining if a transaction is in the best interests of the corporation and its stockholders.	• The MBCA authorizes the board of directors, in discharging their duties in considering the best interests of the corporation, to consider the interests of the corporation’s employees, customers, suppliers and creditors, the economy of the state and nation, community and societal considerations, and the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

MCK Communications	Verso
(Delaware)	(Minnesota)

Dissenters’ or Appraisal Rights
• The DGCL does not allow dissenters’ rights with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders if such stockholders are required to receive only shares of the surviving corporation, shares of any other corporation which are either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders, cash in lieu of fractional shares, or a combination of the foregoing, unless the certificate of incorporation or a resolution of the board of directors approving the transaction provides otherwise.
• The MBCA provides for dissenters’ rights upon (i) certain amendments to the articles of incorporation that materially and adversely affect the rights or preferences of the shares of the dissenting shareholders; and (ii) upon the sale of substantially all corporate assets and upon a merger or share exchange by a corporation, regardless of whether the shares of the corporation are listed on a national securities exchange or widely held.

EXPERTS

      The consolidated financial statements and schedule of Verso Technologies, Inc. and its subsidiaries as of December 31, 2002, and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included in this proxy statement/prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the consolidated financial statements as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, refers to the adoption, effective July 1, 2001, of the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Combinations,” as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001, and the full adoption of all provisions effective January 1, 2002. The audit report also refers to the adoption of SFAS No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which requires reclassification of gains and losses on debt extinguishment in prior periods from extraordinary items to continuing operations.

      The consolidated financial statements of MCK Communications, Inc. at April 30, 2003 and 2002 and for each of the three years in the period ended April 30, 2003, appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Clarent Corporation at December 31, 2002, and for the year ended December 31, 2002, have been included in this proxy statement/prospectus and in the registration statement in reliance upon the report of Frazier & Deeter, LLC, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

      The consolidated financial statements of Clarent Corporation at December 31, 2001 and for each of the two years in the period ended December 31, 2001, appearing in this proxy statement/prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      Rogers & Hardin LLP, Atlanta, Georgia will pass upon the validity of the shares of Verso common stock to be issued in connection with the merger. In addition, it is a condition to the completion of the merger that Verso receives an opinion, dated on or about the date of closing of the merger, of Rogers & Hardin LLP, to the effect that, among other things, the merger will be a reorganization for United States federal income tax purposes. As of the date hereof, certain partners of Rogers & Hardin LLP hold an immaterial number of shares of Verso common stock.

      It is also a condition to the completion of the merger that MCK Communications receives an opinion, dated on or about the date of closing of the merger, of McDermott, Will & Emery, Boston, Massachusetts or Rogers & Hardin LLP, to the effect that, among other things, the merger will be a reorganization for United States federal income tax purposes.

WHERE YOU CAN FIND MORE INFORMATION

      Verso and MCK Communications file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

      Verso has filed a registration statement on Form S-4 to register with the SEC the Verso common stock to be issued to MCK Communications stockholders upon completion of the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Verso in addition to being a proxy statement of MCK Communications for the MCK Communications special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC allows MCK Communications to “incorporate by reference” information into this proxy statement/prospectus, which means that MCK Communications can disclose important information to you by referencing you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that MCK Communications has previously filed with the SEC. These documents contain important information about MCK Communications and its finances.

MCK Communications’ SEC Filings	Period

Annual Report on Form 10-K	Fiscal Year ended April 30, 2003

Current Report on Form 8-K	Filed on June 17, 2003

Current Report on Form 8-K	Filed on June 23, 2003

The Registration Statement on Form 8-A	Filed on October 18, 1999

      Verso has supplied all information contained in this proxy statement/prospectus relating to Verso, and MCK Communications has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to MCK Communications.

      You may obtain documents that MCK Communications has filed with the SEC and incorporated by reference into this proxy statement/prospectus, without charge, by making an oral or written request to:

Neil Rossen

MCK Communications, Inc.
117 Kendrick Street
Needham, MA 02494
Phone: 617-454-6100
Fax: 617-454-6101
E-mail: nrossen@mck.com

      In order to receive timely delivery of any documents you may request, please make your request by September 19, 2003, which is five business days before the date of the MCK Communications special meeting.

      We have not authorized any person to give any information or to make any representations that differ from, or add to, the information discussed in this proxy statement/prospectus or in the Appendices attached hereto which are specifically incorporated by reference. Therefore, if anyone gives you different or additional information, should not rely on it.

      The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies.

      This proxy statement/prospectus does not cover any resale of the securities to be received by MCK Communications stockholders upon consummation of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

VERSO INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders

Verso Technologies, Inc.:

      We have audited the consolidated balance sheets of Verso Technologies, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Verso Technologies, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 2 to the consolidated financial statements, effective July 1, 2001, Verso Technologies, Inc. and subsidiaries adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and certain provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” as required for goodwill and other intangible assets resulting from business combinations consummated after June 30, 2001, and fully adopted all provisions effective January 1, 2002. As also discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which requires reclassification of gains and losses on debt extinguishment in prior periods from extraordinary items to continuing operations.

/s/ KPMG LLP

Atlanta, Georgia

February 14, 2003, except as to paragraph 1 of Note 6 and
paragraph 5 of Note 18, which are as of April 7, 2003

VERSO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	December 31,
	2002	2001

ASSETS:

Current assets:

Cash and cash equivalents	$1,294	$7,445

Restricted cash	300	300

Accounts receivable, net of allowance for doubtful accounts of $1,853 and $2,455 at December 31, 2002 and 2001, respectively	10,909	9,047

Inventories	4,733	3,995

Other current assets	681	1,104

Assets of discontinued operations	—	582

Total current assets	17,917	22,473

Property and equipment, net of accumulated depreciation and amortization of $4,893 and $2,188 at December 31, 2002 and 2001, respectively	4,962	6,737

Investment in Shanghai BeTrue Infotech Co. Ltd., at equity	600	—

Intangibles, net of accumulated amortization of $828 and $236 at December 31, 2002 and 2001, respectively	16,356	15,949

Total assets	$39,835	$45,159

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$800	$—

Note payable for the purchase of NACT	—	5,340

Accounts payable	1,993	1,624

Accrued compensation	1,586	3,130

Accrued expenses	4,473	6,127

Unearned revenue and customer deposits	5,387	5,904

Current portion of liabilities of discontinued operations	1,829	2,528

Total current liabilities	16,068	24,653

Liabilities of discontinued operations, net of current portion	1,302	1,772

Other long-term liabilities	1,128	—

Convertible subordinated debentures, net of discount	3,703	3,428

Total liabilities	22,201	29,853

Commitments and contingencies (Notes 6, 7, 14 and 18)

Shareholders’ equity:

Common stock, $.01 par value, 200,000,000 shares authorized; 89,077,846 and 77,619,654 shares issued and outstanding	891	776

Additional paid-in capital	275,040	271,462

Notes receivable from shareholders	(1,623)	(1,620)

Accumulated deficit	(254,857)	(252,131)

Deferred compensation	(1,797)	(3,166)

Accumulated other comprehensive loss — foreign currency translation	(20)	(15)

Total shareholders’ equity	17,634	15,306

Total liabilities and shareholders’ equity	$39,835	$45,159

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	For the Year Ended December 31,

	2002	2001	2000

Revenue:

Products	$22,983	$14,367	$—

Services	21,815	15,532	12,732

Total revenue	44,798	29,899	12,732

Cost of revenue:

Products	8,141	5,762	—

Services	10,308	9,050	7,402

Total cost of revenue	18,449	14,812	7,402

Gross profit:

Products	14,842	8,605	—

Services	11,507	6,482	5,330

Total gross profit	26,349	15,087	5,330

Operating expenses:

Sales, general and administrative	17,986	15,514	12,024

Research and development	5,874	2,755	—

Depreciation and amortization of property and equipment	2,730	2,160	863

Amortization of intangibles	592	1,511	982

Deferred compensation, related to sales, general and administrative	1,173	1,766	482

Reorganization costs	324	—	511

Loss on asset abandonment	—	—	1,760

Total operating expenses	28,679	23,706	16,622

Operating loss from continuing operations	(2,330)	(8,619)	(11,292)

Other income (expense)	881	(1,437)	—

Equity in loss of Shanghai BeTrue Infotech Co. Ltd	(5)	—	—

Interest expense, net, including $601, $606 and $715 of amortization of loan fees and discount on convertible subordinated debentures in 2002, 2001 and 2000, respectively	(1,141)	(1,361)	(1,240)

Loss from continuing operations before income taxes	(2,595)	(11,417)	(12,532)

Income tax benefit (expense)	200	(100)	—

Loss from continuing operations	(2,395)	(11,517)	(12,532)

Discontinued operations:

Loss from discontinued operations	(331)	(135,598)	(31,950)

Loss on disposal of discontinued operations	—	(500)	(11,000)

Total discontinued operations	(331)	(136,098)	(42,950)

Net loss	$(2,726)	$(147,615)	$(55,482)

Net loss per common share — basic and diluted:

Loss from continuing operations	$(0.03)	$(0.21)	$(0.48)

Loss from discontinued operations	—	(2.49)	(1.23)

Loss on disposal of discontinued operations	—	(0.01)	(0.43)

Net loss per common share — basic and diluted	$(0.03)	$(2.71)	$(2.14)

Weighted average shares outstanding — basic and diluted	80,533,324	54,431,651	25,903,431

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(In thousands, except share data)

				Notes
	Common Stock		Additional	Receivable
			Paid-in	from	Accumulated	Deferred
	Shares	Amount	Capital	Shareholders	Deficit	Compensation

BALANCES, December 31, 1999	23,808,415	$238	$75,679	$—	$(49,034)	$—

Net loss/comprehensive loss	—	—	—	—	(55,482)	—

Issuance of common stock and replacement awards of common stock warrants and options in Cereus acquisition	21,866,600	219	149,102	(667)	—	(6,885)

Issuance of common stock and common stock warrants in MessageClick acquisition	1,405,923	14	3,530	—	—	—

Amortization of deferred compensation	—	—	—	—	—	608

Exercise of stock options	1,005,596	10	3,392	—	—	—

Issuance of stock through Employee Stock Purchase Plan	60,355	1	297	—	—	—

Issuance of shares in private placement, net of associated fees	1,374,532	14	13,991	—	—	—

Warrants issued in conjunction with convertible debentures	—	—	2,378	—	—	—

Shares issued in exchange for services	88,712	—	350	—	—	—

Warrants issued in exchange for services	—	—	65	—	—	—

Issuance of common stock and compensatory options in reorganization	5,000	—	556	—	—	—

BALANCES, December 31, 2000	49,615,133	$496	$249,340	$(667)	$(104,516)	$(6,277)

Comprehensive loss:

Net loss	—	—	—	—	(147,615)	—

Foreign currency translation adjustment	—	—	—	—	—	—

Comprehensive loss

Issuance of common stock and replacement awards of common stock options in Telemate.Net Software, Inc. acquisition	24,758,070	248	18,234	(947)	—	(131)

Issuance of common stock options in NACT Telecommunications, Inc. acquisition	—	—	625	—	—	—

Amortization of deferred compensation	—	—	—	—	—	2,033

Exercise of stock options	1,090,582	11	642	—	—	—

Issuance of stock through Employee Stock Purchase Plan	211,965	2	199	—	—	—

Reduction of deferred compensation due to forfeitures	—	—	(1,209)	—	—	1,209

Accrued interest on notes receivable from shareholders	—	—	—	(6)	—	—

Shares issued in exchange for convertible debentures	1,918,675	19	2,266

Warrants issued in conjunction with convertible debentures	—	—	977	—	—	—

Shares issued in exchange for services	11,429	—	19	—	—	—

Warrants issued in exchange for services	—	—	219	—	—	—

Issuance of common stock and compensatory options in reorganization	13,800	—	150	—	—	—

BALANCES, December 31, 2001	77,619,654	$776	$271,462	$(1,620)	$(252,131)	$(3,166)

Comprehensive loss:

Net loss	—	—	—	—	(2,726)	—

Foreign currency translation adjustment	—	—	—	—	—	—

Comprehensive loss

Amortization of deferred compensation	—	—	—	—	—	1,173

Exercise of stock options	847,082	9	9	—	—	—

Issuance of stock through Employee Stock Purchase Plan	290,171	3	119	—	—	—

Reduction of deferred compensation due to forfeitures	—	—	(196)	—	—	196

Accrued interest on notes receivable from shareholders	—	—	—	(27)	—	—

Issuance of compensatory options in reorganization	—	—	88	—	—	—

Issuance of shares and warrants in private placement, net of associated fees	9,646,302	96	2,889	—	—	—

Shares issued in litigation settlement	588,430	6	431	—	—	—

Shares issued in lieu of compensation	86,207	1	27	—	—	—

Warrants issued in connection with credit facility	—	—	211	—	—	—

Payment received on notes receivable from shareholders	—	—	—	24	—	—

BALANCES, December 31, 2002	89,077,846	$891	$275,040	$(1,623)	$(254,857)	$(1,797)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Foreign
	Currency
	Translation	Total

BALANCES, December 31, 1999	$—	$26,883

Net loss/comprehensive loss	—	(55,482)

Issuance of common stock and replacement awards of common stock warrants and options in Cereus acquisition	—	141,769

Issuance of common stock and common stock warrants in MessageClick acquisition	—	3,544

Amortization of deferred compensation	—	608

Exercise of stock options	—	3,402

Issuance of stock through Employee Stock Purchase Plan	—	298

Issuance of shares in private placement, net of associated fees	—	14,005

Warrants issued in conjunction with convertible debentures	—	2,378

Shares issued in exchange for services	—	350

Warrants issued in exchange for services	—	65

Issuance of common stock and compensatory options in reorganization	—	556

BALANCES, December 31, 2000	$—	$138,376

Comprehensive loss:

Net loss	—	(147,615)

Foreign currency translation adjustment	(15)	(15)

Comprehensive loss		(147,630)

Issuance of common stock and replacement awards of common stock options in Telemate.Net Software, Inc. acquisition	—	17,404

Issuance of common stock options in NACT Telecommunications, Inc. acquisition	—	625

Amortization of deferred compensation	—	2,033

Exercise of stock options	—	653

Issuance of stock through Employee Stock Purchase Plan	—	201

Reduction of deferred compensation due to forfeitures	—	—

Accrued interest on notes receivable from shareholders	—	(6)

Shares issued in exchange for convertible debentures		2,285

Warrants issued in conjunction with convertible debentures	—	977

Shares issued in exchange for services	—	19

Warrants issued in exchange for services	—	219

Issuance of common stock and compensatory options in reorganization	—	150

BALANCES, December 31, 2001	$(15)	$15,306

Comprehensive loss:

Net loss	—	(2,726)

Foreign currency translation adjustment	(5)	(5)

Comprehensive loss		(2,731)

Amortization of deferred compensation	—	1,173

Exercise of stock options	—	18

Issuance of stock through Employee Stock Purchase Plan	—	122

Reduction of deferred compensation due to forfeitures	—	—

Accrued interest on notes receivable from shareholders	—	(27)

Issuance of compensatory options in reorganization	—	88

Issuance of shares and warrants in private placement, net of associated fees	—	2,985

Shares issued in litigation settlement	—	437

Shares issued in lieu of compensation	—	28

Warrants issued in connection with credit facility	—	211

Payment received on notes receivable from shareholders	—	24

BALANCES, December 31, 2002	$(20)	$17,634

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data)

	For the Year Ended December 31,

	2002	2001	2000

Operating Activities:

Continuing operations:

Net loss from continuing operations	$(2,395)	$(11,517)	$(12,532)

Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:

Gain on early retirement of debt	(350)	—	—

Loss on debt conversion	—	1,640	—

Equity in loss of Shanghai BeTrue Infotech Co. Ltd	5	—	—

Loss on asset abandonment	—	—	1,760

Depreciation	2,730	2,160	863

Amortization of intangibles	592	1,511	982

Amortization of deferred compensation	1,173	1,766	482

Provision for doubtful accounts	1,760	1,516	198

Amortization of loan fees and discount on convertible subordinated debentures	601	606	715

Other	73	(22)	—

Changes in current operating assets and liabilities:

Accounts receivable, net	(3,403)	(3,676)	1,522

Inventories	(913)	1,238	—

Other current assets	308	1,060	(2,238)

Accounts payable	369	(1,178)	(4,061)

Accrued compensation	(1,492)	794	166

Accrued expenses	(2,187)	(821)	637

Unearned revenue and customer deposits	(396)	(1,838)	(805)

Net cash used in continuing operating activities	(3,525)	(6,761)	(12,311)

Discontinued operations:

Loss from discontinued operations	(331)	(136,098)	(42,950)

Estimated loss on disposal of discontinued operations	—	500	11,000

Adjustment to reconcile loss from discontinued operations to net cash used in discontinued operating activities	(775)	129,797	7,622

Net cash used in discontinued operating activities	(1,106)	(5,801)	(24,328)

Net cash used in operating activities	(4,631)	(12,562)	(36,639)

Investing Activities:

Continuing operations:
Net cash used in investing activities for continuing operations —

Purchases of property and equipment, net	(889)	(1,429)	(5,256)

Software development costs capitalized	(348)	(48)	—

Investment in Shanghai BeTrue Infotech Co. Ltd.	(605)

Purchase of NACT Telecommunications, Inc.	—	(14,612)	—

Purchase of Telemate.Net Software, Inc.	—	(1,483)	—

Advance to MessageClick, Inc. prior to purchase	—	—	(300)

Purchase of MessageClick, Inc.	—	—	(137)

Net cash used in investing activities for continuing operations	(1,842)	(17,572)	(5,693)

Discontinued operations:

Software development costs capitalized, net	—	—	(2,297)

Purchases of property and equipment, net	—	—	(1,975)

Purchase of Cereus Technology Partners, Inc.	—	—	(1,887)

Net proceeds from sale of discontinued operations	—	8,122	8,566

Net cash provided by investing activities for discontinued operations	—	8,122	2,407

Net cash used in investing activities	(1,842)	(9,450)	(3,286)

Net cash used in operating and investing activities, carried forward	(6,473)	(22,012)	(39,925)

VERSO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands, except share data)

	For the Year Ended December 31,

	2002	2001	2000

Net cash used in operating and investing activities, carried forward	(6,473)	(22,012)	(39,925)

Financing Activities:

Continuing operations:

Borrowings (payments) on credit line, net	800	—	(9,654)

Payments on long-term debt	(3,900)	—	—

Proceeds from issuance of convertible subordinated debenture, net	—	—	11,346

Payments on convertible subordinated debentures	—	(4,500)	—

Advance from Cereus Technology Partners, Inc. prior to merger	—	—	10,170

Proceeds from private placement, net	2,985	—	—

Proceeds from issuances of common stock, net	408	755	17,705

Proceeds from issuance of redeemable preferred stock	—	15,000	—

Payments of notes receivable from shareholders	24	—	—

Net cash provided by financing activities for continuing operations	317	11,255	29,567

Discontinued operations:
Net cash used in financing activities for discontinued operations —

Payments on long-term debt	—	—	(493)

Net cash provided by financing activities	317	11,255	29,074

Effect of exchange rate changes on cash	5	(1)	—

Decrease in cash and cash equivalents	(6,151)	(10,758)	(10,851)

Cash and Cash Equivalents:

Beginning of year	7,445	10,855	313

Cash acquired in purchase of NACT Telecommunications, Inc.	—	2,538	—

Cash acquired in purchase of Telemate.Net Software, Inc.	—	4,810	—

Cash acquired in purchase of Cereus Technology Partners, Inc.	—	—	21,215

Cash acquired in purchase of MessageClick, Inc.	—	—	178

End of year	$1,294	$7,445	$10,855

Cash and Cash Equivalents:

Continuing operations	$1,294	$7,445	$10,659

Discontinued operations	—	—	196

Total cash and cash equivalents	$1,294	$7,445	$10,855

Supplemental disclosure of cash flow information:

Cash payments during the year for:

Interest	$395	$170	$1,108

Income taxes	$47	$101	$289

Non-cash investing and financing activities

Common stock consideration for acquisitions:

Telemate.Net Software, Inc. — issuance of 24,758,070 shares and assumption of 5,420,206 stock options	$—	$17,404	$—

NACT Telecommunications, Inc. — issuance of 1,395,089 stock options	—	625	—

MessageClick, Inc. — issuance of 1,405,923 shares	—	—	3,544

Cereus Technology Partners, Inc. — issuance of 21,866,600 shares and assumption of 19,571,192 common stock warrants and 1,376,708 stock options	—	—	141,769

Additional payments accrued for the acquisition of Encore Group	2,403	—	—

Common stock and compensatory options issued in reorganization	88	150	556

Common stock issued in exchange for convertible subordinated debentures	—	2,285	—

Warrants issued in conjunction with convertible subordinated debentures	—	977	—

Issuance of common stock in arbitration settlement	437	—	—

Issuance of warrants in exchange for services	211	219	65

Issuance of common stock in exchange for services	28	19	350

Assets acquired and liabilities assumed in conjunction with business acquisitions:

Fair value of assets acquired, excluding cash	$—	$33,761	$8,827

Consideration paid	—	16,095	2,024

Liabilities assumed	$—	$17,666	$6,803

The accompanying notes are an integral part of these consolidated financial statements.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

1. Organization and Basis of Presentation

      Verso Technologies, Inc. and subsidiaries (the “Company”), is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s continuing operations include two separate business segments, the Carrier Solutions Group, which the Company formerly referred to as its Gateway Solutions business, which includes the Company’s subsidiary NACT Telecommunications, Inc. (“NACT”), and the Enterprise Solutions Group, which the Company formerly referred to as its Applications and Services business, which includes the Company’s customer response center operations and the Company’s subsidiary Telemate.Net Software, Inc. (“Telemate.Net”). The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers primarily domestic network management, support and maintenance, customer response center services and application services. The Company acquired NACT in July 2001 and Telemate.Net in November 2001. The Company’s discontinued operations include the Company’s value-added reseller business and associated consulting practice (“legacy VAR business”) and the Company’s hospitality services group, which developed and marketed proprietary software and related integration and maintenance services (“HSG”).

      The consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, including Telemate.Net, NACT, MessageClick, Inc. (“MessageClick”), which the Company acquired in November 2000, and Cereus Technology Partners, Inc. (“Cereus”) and its subsidiaries, which the Company acquired in September 2000 and which the Company merged out of existence in December 2001, with such acquisitions accounted for as purchases (see Note 3). Cereus is included in discontinued operations.

      Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss.

2. Summary of Significant Accounting Policies

Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in joint ventures, where the Company does not exercise control, are accounted for on the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

      The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2002 and 2001 totaling approximately $575,000 and $6.2 million, respectively, consist primarily of money market investments, which are recorded at cost, which approximates market.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Cash

      The Company has $300,000 of restricted cash at December 31, 2002 and 2001 related to a foreign cash account.

Allowance or Doubtful Accounts

      The Company is required to estimate the collectibility of its trade receivables. Considerable judgment is required in assessing the ultimate realization of these receivables including the creditworthiness of each customer. Significant changes in required reserves have been recorded in recent periods and may occur in the future due to the current telecommunications and general economic environments. The Company determines the allowance for doubtful accounts based on a specific review of outstanding customer balances plus a general reserve based on the aging of customer accounts and write-off history.

Credit, Customer and Vendor Concentrations

      The Company’s accounts receivable potentially subjects the Company to credit risk. While the Company has purchase-money-security-interests in its equipment sold on credit terms and generally prepares and files UCC financing statements with respect thereto, the Company does not seek to perfect or claim a security interest in small dollar value equipment sales and services. As of December 31, 2002, one customer of the Company’s Carrier Solutions Group accounted for more than 10%, totaling approximately $3.4 million, of the Company’s gross accounts receivable. During the year ended December 31, 2002, two customers, one from the Company’s Carrier Solutions Group and one from the Company’s Enterprise Solutions Group, individually accounted for more than 10% each of the Company’s total revenue, totaling approximately $11.9 million combined.

      As of December 31, 2001, two customers of the Company’s Carrier Solutions Group accounted for more than 10%, totaling approximately $3.0 million, of the Company’s gross accounts receivable. During the year ended December 31, 2001, two customers, one from the Company’s Carrier Solutions Group and one from the Company’s Enterprise Solutions Group, accounted for more than 10%, totaling approximately $10.1 million, of the Company’s total revenue.

      During the year ended December 31, 2000, one customer of the Company’s Enterprise Solutions Group accounted for more than 10%, totaling approximately $8.6 million, of the Company’s total revenue.

Inventories

      Inventories consist primarily of purchased electronic components for the Company’s Carrier Solutions Group, and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

      Inventories as of December 31, 2002 and 2001, are comprised of the following (in thousands):

	December 31,

	2002	2001

Raw materials	$1,566	$1,677

Work in process	2,380	1,376

Finished goods	787	942

Total inventories	$4,733	$3,995

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment

      Property and equipment, substantially consisting of furniture and equipment, are stated at cost or fair value if acquired through a business acquisition. Depreciation is computed using the straight-line method over estimated useful lives, ranging from three to ten years. Upon retirement or disposal of furniture and equipment, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is included in operating income. Maintenance and repairs are charged to expense as incurred.

      Property and equipment are summarized as follows (in thousands):

	2002	2001

Computers and equipment	$5,205	$4,005

Purchased software	1,252	1,208

Furniture and fixtures	1,082	1,402

Leasehold improvements	2,316	2,310

	9,855	8,925

Less accumulated depreciation and amortization	(4,893)	(2,188)

Net property and equipment	$4,962	$6,737

      Purchased software represents the cost of purchased integration software tools and the cost of internal use software acquired in connection with business combinations. It also includes the cost of licenses to use, embed and sell software tools developed by others. These costs are being amortized ratably based on the projected revenue associated with these purchased or licensed tools and products or based on the straight-line method over three years, whichever method results in a higher level of annual amortization. Amortization expense related to purchased software amounted to approximately $433,000, $193,000 and $550,000 in 2002, 2001 and 2000, respectively. During 2000, the Company replaced certain internal use software and recorded a loss on asset abandonment of approximately $1.8 million. Accumulated amortization related to purchased software totaled approximately $708,000 and $275,000 at December 31, 2002 and 2001, respectively.

Capitalized Software

      The Company’s capitalized software consists of purchased software for internal use, which is included in property and equipment and purchased software used in the Company’s research and development efforts, which is included in intangibles. Any internal software development costs incurred after establishing technological feasibility are immaterial and are charged to operations as research and development costs.

Intangibles

      Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and identified other intangible assets, primarily purchased software development costs and customer relationship costs. The purchased software development costs are amortized on a straight-line basis over estimated useful lives of three years once the projects are placed in service. The customer relationship costs are amortized on a straight-line basis over its estimated useful life of ten years. Goodwill associated with the acquisitions of NACT and Telemate.Net (see Note 3) is not being amortized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142”).

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Intangible assets consist of the following (in thousands):

	December 31,

	2002	2001

Intangibles subject to amortization:

Purchased software development	$2,096	$1,748

Customer relationship	2,403	—

	4,499	1,748

Accumulated amortization	(828)	(236)

Net purchased software development	3,671	1,512

Intangibles not subject to amortization:

Goodwill	12,685	14,437

Total intangibles	$16,356	$15,949

      Estimated annual amortization expense is as follows (in thousands):

Annual
Amortization

2003	$939

2004	701

2005	348

2006	240

2007	240

Thereafter	1,203

Total	$3,671

      The Company fully adopted SFAS No. 142 in 2002. Under the provisions of SFAS No. 142, goodwill is no longer subject to amortization. Goodwill amortization expense totaled approximately $1.3 million and $982,000 in 2001 and 2000, respectively. The impact of goodwill amortization on basic and diluted loss per share is as follows (in thousands, except per share amounts):

	For the Year Ended December 31,

	2002	2001	2000

Reported net loss	$(2,726)	$(147,615)	$(55,482)

Add: Goodwill amortization	—	1,275	982

Adjusted net loss	$(2,726)	$(146,340)	$(54,500)

Basic and diluted loss per share:

Reported net loss	$(0.03)	$(2.71)	$(2.14)

Goodwill amortization	—	0.02	0.04

Adjusted net loss	$(0.03)	$(2.69)	$(2.10)

Impairment of Long-Lived Assets

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

      In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

      Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

      Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

Product Returns and Warranties

      The Company provides warranties for its products for one year with optional pre-paid warranty renewals in increments of either six-month or one-year terms when the customer purchases maintenance coverage through the Company. The Company’s sales and service agreements do not permit product returns by its customers. The Company has not experienced significant warranty claims to date. Accordingly, the Company has not provided a reserve for warranty costs at December 31, 2002 or 2001.

Fair Value of Financial Instruments

      Estimates of fair value of financial instruments are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments are not necessarily indicative of the amounts the Company might realize in actual market transactions. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

      Cash and cash equivalents, accounts receivable, inventories, accrued expenses, accounts payable, unearned revenue and customer deposits: The carrying amounts reported in the consolidated balance sheets approximate their fair value.

      Short and long-term debt: The carrying amount of the Company’s borrowings under floating rate debt approximates its fair value. The carrying amount of convertible subordinated debentures under fixed rate debt approximates its fair value because it approximates the Company’s current short-term borrowing rate.

      At December 31, 2002 and 2001, the carrying amounts of all financial instruments approximate their fair values.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

Carrier Solutions Group

      The Company recognizes revenue from its Carrier Solutions Group from product sales of its gateway solution systems in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” (“SAB No. 101”) when persuasive evidence of an agreement exists, delivery has occurred and installation, if to be performed by the Company, has been substantially complete, the fee is fixed and determinable, and collection of the resulting receivable, including receivables of customers to which the Company has provided customer financing, is probable. The determination of whether the collectibility of receivables is reasonably assured is based upon an assessment of the creditworthiness of the customers. In instances where collection of a receivable is not reasonably assured, revenue and related costs are deferred. Services revenue related to hardware sales are generally recognized at the time of performance.

Enterprise Solutions Group

      The Company recognizes revenue from its Enterprise Solutions Group segment from two primary sources, product sales (hardware and software licenses) and services. Revenue from software licensing and support fees is recognized in accordance with Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition” (“SOP No. 97-2”) and SOP No. 98-9, “Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). Accordingly, the Company recognizes software license revenue when: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed or determinable; and (4) collectibility is probable.

      SOP No. 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The fair value of an element must be based on the evidence that is specific to the vendor. License revenue allocated to software products generally is recognized upon delivery of the products or deferred and recognized in future periods to the extent that an arrangement includes one or more elements to be delivered at a future date and for which fair values have not been established. Revenue allocated to maintenance is recognized ratably over the maintenance term which is typically twelve months and revenue allocated to training and other service elements, such as implementation and training, are recognized as the services are performed.

      Under SOP No. 98-9, if evidence of fair value does not exist for all elements of a license agreement and post-contract customer support is the only undelivered element, then all revenue for the license arrangement is recognized ratably over the term of the agreement as license revenue. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

      Amounts that have been received in cash or billed but that do not yet qualify for revenue recognition are reflected as deferred revenues.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation Plan

      The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”), and related interpretations. As such, compensation expense to be recognized over the related vesting period is generally determined on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma income (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures required by SFAS No. 123 (See Note 10).

Income Taxes

      Income taxes are computed using an asset and liability method, which requires the recognition of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The measurement of current and deferred tax assets and liabilities are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Net Loss Per Share

      Basic and diluted net loss per share are computed in accordance with SFAS No. 128, “Earnings Per Share,” using the weighted average number of common shares outstanding. The diluted net loss per share for the twelve-month periods ended December 31, 2002, 2001 and 2000 does not include the effect of the common stock equivalents, calculated by the treasury stock method, as their impact would be antidilutive. Using the treasury stock method, excluded common stock equivalents are as follows:

	2002	2001	2000

Shares issuable under stock options	2,376,136	717,302	1,827,356

Shares issuable pursuant to warrants to purchase common stock	1,641,781	39,323	3,016,212

Shares issuable under convertible subordinated debentures	1,020,408	1,011,236	1,664,351

	5,038,325	1,767,861	6,507,919

Comprehensive Income (Loss)

      SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. The statement requires additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations. Comprehensive loss has been included in the Consolidated Statements of Shareholders’ Equity for the three-year period ended December 31, 2002.

Segment and Geographic Information

      In accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, the Company has determined, with the acquisition of NACT, that it has two separately

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reportable operating segments, Carrier Solutions Group and Enterprise Solutions Group. Substantially all of the Company’s continuing operating results and identifiable assets are in the United States of America.

New Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which eliminates the requirement to report gains and losses related to extinguishments of debt as extraordinary items. The statement also included other amendments and technical corrections, which will not have a material impact on the Company. The provisions of the statement related to the treatment of debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002. The Company has adopted the provisions of SFAS No. 145, and previously recorded extraordinary items for debt extinguishments have been reclassified to continuing operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 is an amendment to SFAF No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148, which, if adopted, could have a material effect on the Company’s financial position or results of operations.

      In November 2002, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements entered into in quarters beginning after June 15, 2003. The Company will adopt this new accounting effective July 1, 2003. The Company is currently evaluating the impact of this change.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies the disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company typically grants its customers a warranty, which guarantees that our products will substantially conform to our current specifications for twelve months from the delivery date. Historically, costs related to these guarantees have not been significant and the Company is unable to estimate the potential impact of these guarantees on the Company’s future results of operations.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company is currently evaluating the impact of applying this Interpretation.

3.	Mergers and Acquisitions

Telemate.Net Software, Inc.

      On November 16, 2001, to increase capital and add patented communications billing and reporting for next-generation converged Internet protocol and public switched telephone networks to the Company’s product offering, the Company acquired all of the outstanding capital stock of Telemate.Net by means of a subsidiary merger. The merger consideration was approximately $4.1 million, consisting of 24,758,070 shares of the Company’s common stock with a fair value of $16.6 million, assumed options to acquire 5,420,206 shares of the Company’s common stock with exercise prices ranging from $.20 to $5.42 per share (estimated fair value of $1.8 million, using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 128%; expected life — one year; risk-free interest rate — 3.3%; and expected dividend yield — 0%), deferred compensation of $131,000 discussed in Note 9 and acquisition costs of approximately $2.0 million, reduced by retirement of the Company’s Series B redeemable preferred stock (“Series B Preferred Stock”) of $15.0 million and $438,000 of accrued interest thereon and notes receivable from shareholders assumed of $947,000, which are included in shareholders’ equity.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $1.1 million and was allocated to goodwill. In accordance with SFAS No. 142, the Company is not amortizing this goodwill. Based on the Company’s analysis, there has been no impairment of goodwill as of December 31, 2002.

NACT Telecommunications, Inc.

      On July 27, 2001, in order to enter the next-generation networking and technology market, the Company acquired from WA Telcom Products Co., Inc. (“WATP”) all of the outstanding capital stock of NACT pursuant to that certain Stock Purchase Agreement, between the Company and WATP, dated as of June 4, 2001, as amended (“the Purchase Agreement”), whereby NACT became a wholly-owned subsidiary of the Company. The purchase consideration was approximately $20.6 million, consisting of a cash payment of $14.2 million at closing funded primarily by the sale by the Company of $15.0 million of Series B Preferred Stock to Telemate.Net, an additional amount payable on March 31, 2002 of up to $5.3 million plus interest at prime, a grant to NACT’s employees of in-the-money non-qualified options to purchase shares of the Company’s common stock with a value of $625,000 and acquisition costs of approximately $500,000.

      On March 29, 2002, the Company entered into a Settlement Agreement and General Release (the “WATP Settlement Agreement”) with WATP which provided for a restructuring of the $5.3 million deferred payment due by the Company to WATP pursuant to the Purchase Agreement. Pursuant to the WATP Settlement Agreement, the Company’s obligation to pay to WATP the deferred payment (the “Deferred Amount”) on the date the Company filed its Annual Report on Form 10-K for the year ended December 31, 2001, was restructured pursuant to the terms and conditions of a Convertible Secured Promissory Note dated April 25, 2002, made by the Company in favor of WATP, in the aggregate principal amount of $4.25 million, together with interest accrued thereon (the “Note”). Pursuant to the WATP Settlement Agreement, the Company paid to WATP $1.5 million on April 1, 2002, which payment was applied to the $1.5 million payment due on April 25, 2002, by the Company to WATP pursuant to the Note. Pursuant to the Note, the

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company also paid $500,000 on July 1, 2002 and October 1, 2002. In November 2002, the Company negotiated the early retirement of the remaining $1.75 million plus accrued interest due on the Note. The Company paid $1.4 million plus accrued interest and recognized a gain on early retirement of debt of $350,000 included in other income (expense). The WATP Settlement Agreement was approved by the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, which has jurisdiction over WATP’s pending bankruptcy proceeding.

      Furthermore, pursuant to the WATP Settlement Agreement, the Company and WATP released each other from claims against each other arising out of or related to the Purchase Agreement. Management’s estimate of the claims against WATP totaled approximately $1.3 million, which equaled the reduction of the deferred payment and previously accrued interest expense on the deferred payment.

      In accordance with the terms of the definitive stock purchase agreement between the Company and Telemate.Net, on July 27, 2001, Telemate.Net purchased $15.0 million of Series B Preferred Stock to fund the Company’s acquisition of NACT (see Note 9).

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired (including identified intangible assets of $1.7 million, which are being amortized over a three year life) totaled approximately $10.2 million and was allocated to goodwill. Based on the Company’s analysis, there has been no impairment of goodwill as of December 31, 2002.

      Prior to the purchase of NACT, the Company became an NACT reseller in the first quarter of 2001. The Company resold NACT gateway solution systems with product revenues for the six months prior to acquisition totaling $2.8 million and cost of product sales of $2.1 million.

MessageClick, Inc.

      On November 22, 2000, the Company acquired all of the outstanding capital stock of MessageClick, Inc by means of a subsidiary merger. The merger consideration was approximately $4.2 million, consisting of 1,405,923 shares of the Company’s common stock with a fair value of $3.2 million, warrants to acquire 181,901 shares of the Company’s common stock with an exercise price of $4.03 per share (estimated fair value of $301,000 using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%), cash of $5,000 and acquisition costs of approximately $417,000.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net liabilities acquired totaled approximately $9.8 million and was allocated to goodwill. The goodwill has historically been amortized over three years. In the second quarter of 2001, the Company decided to discontinue offering its MessageClick ASP service and refocus the development of this proprietary application to be offered as a licensed software product. As a result of this decision, the remaining unamortized balance of goodwill related to MessageClick totaling $7.9 million was written off as part of the loss from discontinued operations.

      Prior to the Company’s acquisition of Cereus in September 2000 (as described below) and MessageClick in November 2000, Cereus purchased 3,000,000 shares of MessageClick’s Series E Preferred Stock for an aggregate purchase price of $1,500,000. In addition, in November 2000, the Company loaned MessageClick $300,000 pursuant to a 90-day promissory note.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allocation of Purchase Price

	Telemate.Net	NACT	MessageClick

Cash	$4,810	$2,538	$176

Other current assets	1,361	10,547	192

Property and equipment	563	2,505	1,273

Intangibles	1,062	11,871	9,874

Current liabilities	(3,821)	(1,544)	(4,207)

Deferred payment on purchase of NACT	—	(5,340)	—

Convertible subordinated debentures	—	—	(3,124)

Deferred compensation	131	—	—

Purchase consideration	$4,106	$20,577	$4,184

Pro Forma Effect of Telemate.Net, NACT and MessageClick

      The following unaudited pro forma information presents the results of continuing operations of the Company as if the acquisitions of Telemate.Net, NACT and MessageClick had taken place on January 1, 2000 (in thousands, except per share amounts):

	2001	2000

Revenues	$47,567	$46,506

Net loss from continuing operations	$(17,623)	$(40,830)

Net loss from continuing operations per common share — basic and diluted	$(0.23)	$(0.81)

Loss before extraordinary item per common share — basic and diluted	(2.02)	(1.65)

Net loss per common share — basic and diluted	(2.04)	(1.65)

Weighted average shares outstanding — basic and diluted	76,137	50,662

Cereus Technology Partners, Inc.

      On September 29, 2000, the Company acquired all of the outstanding capital stock of Cereus, a reseller of business applications and consulting practice, by means of a subsidiary merger. The merger consideration was approximately $133.6 million, consisting of 21,866,600 shares of the Company’s common stock with a fair value of $106.6 million, assumed options and warrants to acquire 20,947,900 shares of the Company’s common stock with exercise prices ranging from $.51 to $10.14 per share (estimated fair value of $35.8 million, net of $6.9 million of deferred compensation discussed in Note 9, using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%) and acquisition costs of approximately $1.9 million, reduced by notes receivable from shareholders of $667,000 and a $10.2 million bridge facility advanced to the Company by Cereus prior to closing.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition. The excess of the purchase price over the estimated fair value of net assets acquired totaled approximately $113.0 million and was allocated to goodwill. The goodwill has historically been amortized over three years.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the second quarter of 2001, the Company changed its strategic direction from primarily acting as a value-added reseller of prepackaged software to pursuing opportunities in the next generation networking and softswitch technology market. As a result of the Company’s change in strategy, the Company re-evaluated its operations obtained through prior acquisition transactions, and determined that several operations, including its Cereus business, did not add value to the new strategic direction. Management evaluated its net intangibles associated with these non-strategic operations, and based upon its consolidated operating projections of expected future cash flows over a three-year period, discounted using a 8.0% interest rate, determined that the related net intangibles were impaired. Accordingly, the Company recognized a write-down of goodwill of $77.1 million during the quarter ended June 30, 2001.

      The Company decided to discontinue investment in its legacy VAR business during the fourth quarter of 2001. As a result, the Company has accounted for the operations of Cereus as discontinued operations.

4. Unconsolidated Affiliates

Shanghai BeTrue Infotech Co., Ltd.

      On October 1, 2002, the Company acquired a 51% interest in Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”). The remaining 49% interest in BeTrue is owned by Shanghai Tangsheng Investments & Development Co. Ltd (“Shanghai Tangsheng”). The joint venture provides the Company with an immediate distribution channel into the China and Asia-Pacific region for the Company’s application-based Voice over Internet Protocol gateway solutions, billing systems, value-added applications and web filtering solutions. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      The Company purchased the 51% interest in BeTrue for $100,000 from NeTrue Communications, Inc., Shanghai Tangsheng’s former joint venture partner with $50,000 paid at closing, $25,000 paid on December 30, 2002, and $25,000 to be paid on March 30, 2003. Upon closing the transaction, the Company also contributed to the joint venture certain next-generation communication equipment and software valued at approximately $236,000 and $50,000 cash. Additionally, the Company contributed $25,000 on December 30, 2002 and will also contribute $25,000 on March 30, 2003.

      Summarized unaudited financial information reported by this affiliate for the period subsequent to the Company’s investment and as of December 31, 2002 (in thousands) are as follows:

Operating results:

Revenues	$725

Operating loss	$(5)

Net loss	$(9)

Financial position:

Current assets	$2,053

Noncurrent assets	80

Total assets	$2,133

Current liabilities	$1,775

Stockholders’ equity	358

Total liabilities and stockholders’ equity	$2,133

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Discontinued Operations

      Following the acquisition of NACT in July 2001, the Company determined that its legacy VAR business was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of SFAS No. 144, effective for the fourth quarter of 2001. The legacy VAR business is included with HSG (which was reported as discontinued operations in 2001) for a combined presentation of discontinued operations.

      During 2000, the Company’s board of directors decided to dispose of HSG. In December 2000, the Company completed the sale of its domestic lodging business and international hospitality business for aggregate proceeds of $10.0 million. The Company sold its restaurant solutions business for aggregate proceeds of $8.5 million in January 2001.

      The loss on the sale of HSG totaled $11.5 million. A loss of $11.0 million was recorded in the third and fourth quarters of 2000 and an additional $500,000 was recorded in the third quarter of 2001, the latter related to winding up the Company’s international hospitality operations, the assets of which were sold in the fourth quarter of 2000. The 2000 loss included a reduction in asset values of approximately $6.7 million and a provision for anticipated closing costs and operating losses until disposal of approximately $4.3 million.

      Summary operating results of the discontinued operations (in thousands) are as follows:

	For the Year Ended December 31,

	2002	2001	2000

Revenue	$223	$12,762	$96,944

Gross (loss) profit	(331)	374	23,429

Operating loss	(331)	(135,598)	(35,291)

Interest expense	—	—	(785)

Loss on disposal of assets	—	(500)	(6,704)

Income tax expense	—	—	(170)

Loss from discontinued operations	$(331)	$(136,098)	$(42,950)

      The loss from discontinued operations in 2001 includes depreciation of $546,000, amortization of intangibles of $22.7 million, write-down of goodwill of $95.3 million, reorganization costs of $9.2 million and amortization of deferred compensation of $267,000. The loss from discontinued operations in 2000 includes depreciation of $1.8 million, amortization of intangibles of $11.5 million, loss on asset abandonment of $218,000, reorganization costs of $1.0 million and amortization of deferred compensation of $126,000.

      The reorganization costs consist of the following (in thousands):

	2001	2000

Severance costs	$1,217	$731

Facilities closings	6,162	258

Inventory write-down	1,005

MessageClick ASP exiting costs	824	—

	$9,208	$989

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Assets and liabilities of discontinued operations (in thousands) are as follows:

	December 31,

	2002	2001

Accounts receivable, net	$—	$501

Other current assets	—	81

Assets of discontinued operations	$—	$582

Accrued restructuring costs	$2,010	$2,730

Accrued compensation	—	210

Other current liabilities	1,121	1,360

Liabilities of discontinued operations	$3,131	$4,300

      Accrued reorganization costs relates primarily to several leases for buildings and equipment that are no longer being utilized in continuing operations. The accrual is for all remaining payments due on these leases, less amounts to be paid by any sublessors. The accrual for one of the leases with total payments remaining of $2.7 million assumes that the building will be sub-leased for approximately 50% of the total lease liability over the term of the lease.

      Activity in the accrued reorganization costs was as follows:

Balance December 31, 2001	$2,730

Lease payments	(996)

Additional lease accrual	276

Balance December 31, 2002	$2,010

6.	Financing Arrangements

      On February 12, 2003, the Company amended its original credit agreement (the “Original Credit Agreement”) with its primary lender, Silicon Valley Bank (“Silicon”) to increase the Company’s credit line with Silicon from $5.0 million to $10.0 million, subject to borrowing availability. The Company also entered into certain additional arrangements with Silicon including an EX-IM (export-import) facility that will provide for working capital based on the Company’s international accounts receivable and inventory related to export sales. On April 7, 2003, the Company and Silicon further amended the credit facility to increase the EX-IM facility and to modify certain financial covenants related to the timing of the Company’s purchase of substantially all of the business assets along with related liabilities of Clarent Corporation on February 12, 2003 (as amended on February 12, 2003, and April 7, 2003, the “Amended Credit Agreement”). The Amended Credit Agreement is secured by substantially all of the assets of the Company. Interest is computed at 2.0% above Silicon’s Base Rate (6.25% at December 31, 2002). The Amended Credit Agreement provides for up to $1,000,000 in letters of credit. Advances are limited by a formula based on eligible receivables, inventory, certain cash balances, outstanding letters of credit and certain subjective limitations. Interest payments are due monthly, and the Amended Credit Agreement expires in August 2004. The Amended Credit Agreement includes a loan fee of $130,000 and .375% on unused available borrowings. Under the terms of the Amended Credit Agreement, the Company is required to maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization), computed monthly, and cannot declare dividends or incur any additional indebtedness without the consent of Silicon, and maintain other financial covenants, as defined. Pursuant to the loan commitment letter with Silicon, on February 12, 2003, the Company issued to Silicon a warrant to purchase 350,000 shares of the Company’s common stock at an exercise price of $0.44 per share. The fair value of the warrant issued, totaled approximately $119,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 104%; expected

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

life — five years; risk-free interest rate — 3.0%; and expected dividend yield — 0%. The loan fees and fair value of the warrants issued will be amortized to interest expense over the term of the Amended Credit Agreement.

      The Company had $800,000 of borrowings under the Original Credit Agreement as of December 31, 2002. The remaining availability under the Original Credit Agreement at December 31, 2002 was $3.8 million. Under the terms of the Original Credit Agreement, the Company was required to maintain a minimum tangible net worth calculation and maintain other financial covenants, as defined. The Company was in compliance with these covenants as of December 31, 2002. The Original Credit Agreement included a loan fee of $50,000 and a fee of .25% on unused available borrowings. The Company paid certain loan fees and attorney’s fees totaling approximately $109,000 in connection with the Original Credit Agreement. On May 15, 2002, the Company issued to Silicon a warrant to purchase 308,641 shares of the Company’s common stock at an exercise price of $0.81 per share. The fair value of the warrant issued, totaled approximately $211,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 128%; expected life — five years; risk-free interest rate — 3.3%; and expected dividend yield — 0%. The loan fees, attorney’s fees and fair value of the warrants were fully amortized to interest expense as of December 31, 2002.

7.	Convertible Subordinated Debentures

      In connection with the Company’s acquisition of MessageClick, certain investors of MessageClick purchased $4.5 million of the Company’s 7.5% convertible subordinated debentures and warrants to purchase an aggregate of 181,901 shares of the Company’s common stock at an exercise price of $7.39 per share. The debentures are convertible into the Company’s common stock at a conversion price of $4.45. The convertible subordinated debentures are due November 22, 2005. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.4 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $797,000 million at December 31, 2002. In addition, the Company paid certain private placement fees and attorney’s fees in connection with the sale of the debentures totaling $50,000. The fees are being amortized to interest expense over the term of the debentures. The net value of the convertible subordinated debentures are approximately $3.7 million at December 31, 2002.

      The Company issued $7.0 million of its 5% convertible subordinated debentures during the year ended December 31, 2000. The convertible subordinated debentures were issued with warrants to purchase 364,584 shares of the Company’s common stock at an exercise price of $5.03 per share. The debentures were discounted to reflect the fair value of the warrants issued, totaling approximately $1.0 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. In addition, the Company paid certain private placement fees (including 88,712 shares of the Company’s common stock with a fair value at the date of issuance totaling $350,000) and attorney’s fees in connection with the sale of the debentures totaling $454,000. The fees were amortized to interest expense over the term of the debentures until the debentures were retired or converted into the Company’s common stock.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 2001, the Company modified the terms of its 5% convertible subordinated debentures. According to the modified terms of the convertible subordinated debentures, the Company repurchased $4.5 million of the outstanding $7.0 million of its 5% convertible subordinated debentures. Of the remaining $2.5 million in outstanding 5% convertible subordinated debentures, $1.5 million were converted by the investors into the Company’s common stock at a price of $1.40 per share. The remaining $1.0 million of 5% convertible subordinated debentures was converted at $1.19 per share. In connection with this modification, the Company issued warrants to purchase 945,378 shares of the Company’s common stock at an exercise price of $2.00 per share. The fair value of the warrants issued, totaled approximately $977,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 91%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The cost of conversion, including the warrants issued, totaled $1.6 million in the year ended December 31, 2001.

      The cost of conversion is reflected as other income (expense) in the consolidated statement of operations for the year ended December 31, 2001 and consisted of the following (in thousands):

Fair value of warrants issued	$977

Write off of related discount	365

Write off of related loan fees	165

Beneficial conversion	107

Legal and other costs	26

$1,640

8.	Reorganization Costs

      In the third and fourth quarters of 2002, the Company initiated certain restructuring plans. As a part of the Company’s efforts to improve operational efficiencies and financial performance the Company eliminated 42 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $324,000 during the year ended December 31, 2002. The reorganization costs consist of severance costs and the balance of the accrued severance costs as of December 31, 2002 is $69,000.

      In the second quarter 2000, the Company announced a reorganization and accelerated the vesting of options for certain board members and executives who were going to be terminated in connection with the Company’s acquisition of Cereus. The costs associated with these eliminations included the fair value of 5,000 shares of the Company’s common stock issued to an employee and the intrinsic value of accelerated vesting and extended exercise dates on options previously issued to employees and directors totaling approximately $511,000.

9.	Shareholders’ Equity

Preferred Stock

      The Company originally authorized 1,000,000 shares of preferred stock, 30,000 shares of which were designated as Series A Convertible Preferred Stock (“Series A Preferred Stock”). All 30,000 shares of the Series A Preferred Stock have been converted into 300,000 shares of the Company’s common stock.

      In 2001, concurrent with the acquisition of NACT, the Company issued and sold to Telemate.Net an aggregate of $15.0 million of Series B Preferred Stock at a price of $20.00 per share. Upon the acquisition of Telemate.Net, these shares were retired. There were no outstanding shares of the Company’s preferred stock at December 31, 2002 and 2001. Currently, there are 220,000 shares of undesignated preferred stock, which are authorized but unissued.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Private Placements

      On October 17, 2002, the Company issued 9,646,302 units of the Company’s securities (“Units”), with each Unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a purchase price of $0.311 per Unit, resulting in aggregate proceeds of approximately $3.0 million less issuance costs of $15,000. Each warrant entitles the holder to purchase one share of restricted common stock at an exercise price of $0.311 per share. The warrants are immediately exercisable for a five-year period and are callable at any time following the date of issuance if the closing price of the Company’s common stock equals or exceeds $1.20 for ten consecutive trading days. The fair value of the warrants issued, totaled approximately $2.3 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 103%; expected life — five years; risk-free interest rate — 2.9%; and expected dividend yield — 0%.

      On March 29, 2000, the Company sold 1,194,532 shares of its common stock to accredited investors in a private placement for aggregate proceeds of approximately $13.3 million less issuance costs of $240,000.

      On June 29, 2000, the Company sold 180,000 shares of its common stock to an accredited investor in a private placement for aggregate proceeds of $990,000.

Stock Warrants

      In connection with various financing and acquisition transactions, and related services provided to the Company, the Company has issued warrants to purchase the Company’s common stock.

      During 2002, the Company issued 9,646,302 warrants in connections with the Company’s private placement on October 17, 2002, per above discussion, and 308,641 on May 15, 2002 in connection with the Company’s Original Credit Agreement (see Note 6).

      During 2001, the Company issued 945,378 warrants in connection with the modification of the terms of its 5% convertible subordinated debt agreement. The fair value of the warrants issued, totaled approximately $977,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 91%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0% (see Note 7).

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2000, the Company issued 364,584 warrants in connection with its 5% convertible subordinated debentures and 181,901 warrants in connection with its 7.5% convertible subordinated debentures. In addition, warrants issued by Cereus to purchase shares of Cereus common stock were assumed by the Company and converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time the Company acquired Cereus. These warrants, after conversion, totaled 13,131,192 and were issued to employees and non-employees related to financing transactions of Cereus. The fair value of these warrants at the time of merger, estimated to be $17.5 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, was included in the cost of the acquisition. A summary of warrants outstanding at December 31, 2002, is as follows:

	Number of	Exercise
Year issued	Warrants	Price	Expiration Date

Year ended December 31, 1996	175,000	$5.38-6.00	September 2003 — October 2006

Year ended December 31, 1997	365,000	$5.00-6.00	January 2004 — September 2007

Year ended December 31, 2000	14,736,914	$0.01-7.30	February 2003 — November 2010

Year ended December 31, 2001	1,312,790	$0.01-1.98	November 2004 — January 2006

Year ended December 31, 2002	9,954,943	$0.31-0.81	May 2007 — October 2007

	26,544,647

      As of December 31, 2002, all of the warrants are vested.

10.	Stock Option Plan

      The Company has a stock option plan for employees, consultants, and other individual contributors to the Company which enables the Company to grant up to 15.0 million qualified and nonqualified incentive stock options (the “1999 Plan”). In 2001, the 1999 Plan was amended to increase the amount of stock options available for grant from 10.0 million to 15.0 million shares. The Company adopted the 1999 Plan which aggregates the Company’s prior stock option plans, in the second quarter of 1999. The qualified options are to be granted at an exercise price not less than the fair market value at the date of grant. Subject to certain exceptions, the aggregate number of shares of common stock that may be granted through awards under the 1999 Plan to any employee in any calendar year may not exceed 300,000 shares. The compensation committee of the Company’s board of directors determines the period within which options may be exercised, but no option may be exercised more than ten years from the date of grant. The compensation committee also determines the period over which the options vest. Options are generally exercisable for ten years from the grant date and generally vest over a four-year period from the date of grant.

      The 1999 Plan also provides for stock purchase authorizations and stock bonus awards. Stock bonus awards totaling 86,000 shares and 5,000 shares have been granted under the 1999 Plan as of December 31, 2002 and December 31, 2000, respectively. None were awarded for 2001. The total number of shares available for awards under the 1999 Plan as of December 31, 2002 was 4,587,693.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Upon the acquisition of Telemate.Net in November 2001, the Company assumed the Telemate Stock Incentive Plan and the Telemate.Net Software, Inc. 1999 Stock Incentive Plan (the “Telemate.Net Plans”), and the options outstanding thereunder. The options outstanding under the Telemate.Net Plans were converted at a rate of 2.62 shares of the Company’s common stock per share of Telemate.Net’s common stock at the time of the acquisition and totaled 5,420,206 shares. These options, at the time of acquisition, had an estimated fair value of $1.8 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 128%; expected life — one year; risk-free interest rate — 3.3%; and expected dividend yield — 0%, was included in the cost of the acquisition. The Company does not plan to issue any additional shares under the Telemate.Net Plans.

      In connection with the acquisition of Telemate.Net, the Company recorded deferred compensation of approximately $131,000 for the aforementioned options granted by Telemate.Net prior to the acquisition which were exchanged for the Company’s options. The Company amortizes deferred compensation over three years, the weighted-average vesting period of the options. The Company amortized to non-cash compensation expense approximately $48,000 and $8,000 of the deferred compensation related to these option grants for the year ended December 31, 2002 and 2001, respectively. The Company reduced deferred compensation due to forfeitures relating to these options totaling approximately $41,000 during the year ended December 31, 2002.

      Upon the acquisition of Cereus in September 2000, the Company assumed the Cereus Technology Partners, Inc. 1997 Stock Option Plan (the “Cereus Plan”), and the options outstanding thereunder. The options outstanding under the Cereus Plan were converted at a rate of 1.75 shares of the Company’s common stock per share of Cereus common stock at the time of the acquisition and totaled 1,376,708. These options, at the time of acquisition, had an estimated fair value of $2.8 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, was included in the cost of the acquisition. The Company does not plan to issue any additional shares under the Cereus Plan.

      In connection with the acquisition of Cereus, the Company recorded deferred compensation of approximately $6.9 million for the aforementioned options granted by Cereus prior to the acquisition which were exchanged for the Company’s options. The Company amortizes deferred compensation over four years, the vesting period of the options. The Company amortized to non-cash compensation expense approximately $1.1 million, $1.8 million and $500,000 of the deferred compensation related to these option grants for the years ended December 31, 2002, 2001 and 2000, respectively. The Company reduced deferred compensation due to forfeitures relating to these options totaling approximately $155,000 and $1.2 million during the years ended December 31, 2002 and 2001, respectively.

      Prior to the acquisition of Cereus, Cereus granted stock warrants totaling 3,680,000 in 2000 to certain employees and directors outside the Cereus Plan in addition to the warrants discussed in Note 9. These stock warrants have contractual terms of 5-10 years. The majority of these warrants have an exercise price equal to the fair market value of Cereus’s common stock at the grant date. The warrants granted in 2000 vest over various terms not to exceed seven years, beginning on the date of the grant. These warrants were assumed by the Company and converted as contemplated in the merger agreement with respect to the Company’s acquisition of Cereus to 6,440,000 warrants at the time of the Cereus acquisition. The fair value of these warrants at the time of the acquisition, estimated to be $15.5 million using the Black-Scholes option pricing model based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%, was included in the cost of the acquisition.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company accelerated vesting and extended exercise dates on options for certain terminated individuals due to reorganizations during 2002 and 2000 (see Note 8). As a result, the Company recorded a non-cash charge of approximately $23,000 and $482,000 for the year ended December 31, 2002 and 2000, respectively, representing the value of the accelerated vesting and extended exercise dates for certain terminated employees. The expense is included in reorganization costs.

      A summary of the status of the Company’s stock options granted to employees, and the above warrants granted by Cereus, prior to its acquisition by the Company, as of December 31, 2002, December 31, 2001, and December 31, 2000 and the changes during the year ended on these dates is presented below:

Employee Stock Options and Warrants

	2002		2001		2000

	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Shares of	Average	Shares of	Average	Shares of	Average
	Underlying	Exercise	Underlying	Exercise	Underlying	Exercise
	Options	Prices	Options	Prices	Options	Prices

Outstanding at beginning of the year	18,029,478	$2.56	14,599,370	$4.19	4,058,207	$4.05

Granted	1,366,300	1.46	9,547,453	0.90	12,665,797	4.35

Exercised	847,082	0.34	1,090,702	0.60	1,005,596	3.41

Forfeited	2,750,408	5.10	5,026,643	4.53	1,119,038	6.25

Expired	—	—	—	—	—	—

Outstanding at end of year	15,798,288	2.13	18,029,478	2.57	14,599,370	4.19

Exercisable at end of year	9,901,956	2.16	8,210,833	2.49	5,670,100	3.92

Weighted-average fair value of all options granted		0.70		0.75		4.19

      The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Assumption	2002	2001	2000

Expected Term	4.00	4.00	4.00

Expected Volatility	110.00%	130.00%	91.00%

Expected Dividend Yield	0.00%	0.00%	0.00%

Risk-Free Interest Rate	3.00%	3.32%	5.50%

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about employee stock options and the above warrants granted by Cereus, prior to its acquisition by the Company, outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

	Number		Wgtd. Avg.	Number
Range of Exercise	Outstanding	Wgtd. Avg.	Remaining	Exercisable	Wgtd. Avg.
Prices	at 12/31/02	Exercise Price	Contr.Life	at 12/31/02	Exercise Price

$0.19 to 0.53	3,813,316	$0.33	5.04	3,297,507	$0.32

0.55 to 1.19	2,380,064	1.07	6.83	1,044,256	0.94

1.20 to 1.50	578,000	1.43	8.31	67,500	1.22

1.51 to 2.14	5,030,000	2.14	7.35	2,506,792	2.14

2.15 to 5.25	3,278,525	3.79	6.25	2,380,141	3.81

5.31 to 18.00	718,383	8.12	6.11	605,760	8.08

$0.19 to $18.00	15,798,288	$2.13	6.60	9,901,956	$2.16

      If the Company had used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, then the net loss and net loss per common share would have been increased to the following pro forma amounts (in thousands, except for per share amounts):

	2002	2001	2000

Net loss as reported	$(2,726)	$(147,615)	$(55,482)

Add: Stock-based compensation expense included in net loss	1,173	1,766	482

Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,296)	(4,114)	(10,419)

Pro forma net loss	$(4,849)	$(149,963)	$(65,419)

Net loss per common share

As reported	$(0.03)	$(2.71)	$(2.14)

Pro forma	(0.06)	(2.76)	(2.53)

11.	Income Taxes

      The significant components of income taxes, for continuing operations are as follows (in thousands):

	Years Ended December 31,

	2002	2001	2000

Income Taxes:

Currently Payable	$(200)	$100	$—

Deferred	—	—	—

Income Tax (Benefit) Expense	$(200)	$100	$—

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax was as follows:

	Years Ended December 31,

	2002	2001	2000

Statutory U.S. rate	(34.0)%	(34.0)%	(34.0)%

State income taxes, net of federal benefit	(4.0)	(4.0)	(3.8)

Non-deductible amortization	7.5	29.3	7.1

Effect of acquisitions	—	(8.4)	(22.1)

Effect of valuation allowance	1.2	8.3	52.8

Other permanent differences	15.2	8.9	—

Non-deductible compensation	0.9	—	—

Effect of expiring net operating loss	13.2	—	—

Reversal of accrued exposure no longer necessary	(6.8)	—	—

Total income tax expense (benefit)	(6.8)%	0.1%	0.0%

      Deferred income taxes are recognized to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets are as follows (in thousands):

	December 31,

	2002	2001

Deferred tax assets:

Net operating loss carryforwards	$48,161	$46,700

Capital loss carryforwards	269	269

Research and development credits	1,248	1,248

Unearned revenue	2,044	1,500

Reserves	1,929	3,356

Compensation accruals	1,843	2,167

Intangible assets	2,099	2,318

Depreciable assets	1,182	1,182

Valuation allowance	(58,775)	(58,740)

Net deferred tax asset	$—	$—

      The valuation allowance for deferred tax assets as of December 31, 2002, was approximately $58.8 million. The change of $(35,000), $12.3 million and $29.3 million in the total valuation allowance for 2002, 2001 and 2000, respectively, resulted primarily from increases in the above described temporary differences on which a valuation allowance was provided. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company’s management believes it is more likely than not the Company will not realize the benefits of the deferred tax assets, net of existing valuation allowances as of December 31, 2002 and 2001.

      The realization of deferred tax assets of $584,000 will not result in income tax expense. These deferred tax assets arose from net operating losses acquired in conjunction with an acquisition for which the Company recorded goodwill.

      At December 31, 2002, the Company had net operating loss (“NOL”) carry-forwards of approximately $126.9 million, a portion of which are subject to certain limitations under the Internal Revenue Code

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Section 382, and other business tax credits of approximately $1.2 million. If not utilized, the NOLs will begin expiring in years 2003 through 2022.

12.	Savings and Retirement Plan

      The Company sponsors a 401(k) savings and retirement plan which is available to all eligible employees. Under the plan, the Company may make a discretionary matching contribution. Discretionary matching contributions were approximately $209,000, $132,000 and $151,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

13.	Employee Stock Purchase Plan

      On November 16, 1999, the Company adopted the Verso Technologies, Inc. 1999 Employee Stock Purchase Plan (the “Stock Purchase Plan”), which offers employees the right to purchase shares of the Company’s common stock at 85% of the market price, as defined. Under the Stock Purchase Plan, full-time or part-time employees, except persons owning 5% or more of the Company’s common stock, who have worked for the Company for at least 15 consecutive days before the beginning of the offering period are eligible to participate in the Stock Purchase Plan. Employees may elect to have withheld up to 10% of their annual salary up to a maximum of $25,000 per year to be applied to the purchase of the Company’s unissued common stock. The purchase price is generally equal to 85% of the lesser of the market price on the beginning or ending date of the offering periods under the Stock Purchase Plan. A maximum of 1,000,000 shares of the Company’s common stock may be purchased under the Stock Purchase Plan. Shares issued under the Stock Purchase Plan were 290,171, 211,965 and 60,355 for the years ended December 31, 2002, 2001 and 2000, respectively.

14.	Commitments and Contingencies

Leases

      The Company leases office space and certain equipment under operating leases which expire at various dates through 2010 with some leases containing options for renewal. Rent expense for continuing operations under these leases was $2.3 million, $1.9 million and $1.3 million for the years ended December 31, 2002, 2001 and 2000, respectively.

      As of December 31, 2002, approximate future commitments under operating leases in excess of one year are as follows (in thousands):

	Continuing	Discontinued
	Operations	Operations (See Note 5)

2003	$2,165	$756

2004	2,084	308

2005	1,985	188

2006	2,006	186

2007	2,035	188

Thereafter	4,126	384

Total	$14,401	$2,010

15.	Segment Information

      As a result of the Company’s acquisition of NACT, the Company is now reporting information for two segments, Carrier Solutions Group, which the Company formerly referred to as its Gateway Solutions

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business and Enterprise Solutions Group, which the Company formerly referred to as its Applications and Services business.

Carrier Solutions Group:

      The Company’s Carrier Solutions Group consists of the operations of the Company’s switching subsidiary, NACT. The Company’s Carrier Solutions Group includes hardware and software, integration, applications and technical training and support.

Enterprise Solutions Group:

      The Company’s Enterprise Solutions Group consists of the operations of the Company’s customer response center services as well as the operations of the Company’s Telemate.Net subsidiary. The Enterprise Solutions Group offers application and network design, enterprise application integration, network management, support and maintenance, customer response center services, enterprise management system solutions and application services.

      Management evaluates the business segment performance based on contributions before unallocated items. Inter-segment sales and transfers are not significant. The Company began offering carrier solutions in 2001.

      Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	Carrier	Enterprise
	Solutions	Solutions
	Group(a)	Group(a)	Total

For the Years Ended December 31,
2002

Revenue	$26,319	$18,479	$44,798

Contribution before unallocated items	3,487	6,896	10,383

Goodwill and other intangibles	11,439	4,917	16,356

Total assets	28,045	6,218	34,263

Capital expenditures	960	—	960

2001

Revenue	$15,773	$14,126	$29,899

Contribution before unallocated items	3,569	2,598	6,167

Goodwill and other intangibles	12,957	2,992	15,949

Total assets	26,205	5,458	31,663

Capital expenditures	377	—	377

2000

Revenue	$—	$12,732	$12,732

Contribution before unallocated items	—	3,868	3,868

Goodwill and other intangibles	—	2,727	2,727

Total assets	—	4,049	4,049

Capital expenditures	—	—	—

(a)	Beginning in August 2001, Carrier Solutions Group includes costs associated with certain corporate and administrative functions to support this business unit, which functions are located in Utah. Prior to the

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

acquisition of NACT on July 27, 2001, the Company became an NACT reseller in the first quarter of 2001. The Company resold NACT carrier solutions totaling $2.8 million with cost of product sales of $2.1 million prior to July 27, 2001. Enterprise Solutions Group includes no allocation of corporate overhead costs. See also (b) below.

      The following table reconciles the total segment profit to the loss from continuing operations before extraordinary item (in thousands):

	Years Ended December 31,

	2002	2001	2000

Contribution before unallocated items, per above	$10,383	$6,167	$3,868

Corporate and administrative expenses (b)	(7,894)	(9,349)	(10,562)

Depreciation	(2,730)	(2,160)	(863)

Amortization of intangibles	(592)	(1,511)	(982)

Deferred compensation	(1,173)	(1,766)	(482)

Reorganization costs	(324)	—	(511)

Loss on asset abandonment	—	—	(1,760)

Other income (expense)	881	(1,437)	—

Equity in loss of Shanghai BeTrue Infotech Co. Ltd.	(5)	—	—

Interest expense, net	(1,141)	(1,361)	(1,240)

Loss from continuing operations before taxes	$(2,595)	$(11,417)	$(12,532)

(b)	All rent, utilities and other corporate office expenses, corporate marketing expenses, corporate development costs and corporate human resources, accounting and information technology functions that support corporate, as well as, the Enterprise Solutions Group are reflected in unallocated corporate, sales, general and administrative expenses. Office expenses, human resources, accounting and information technology costs specifically related to the Carrier Solutions Group are reflected in its contribution before unallocated items.

      The following table reconciles the segment total assets to the Company’s total assets (in thousands):

	Years Ended
	December 31,

	2002	2001

Total assets before unallocated items, per above	$34,263	$31,663

Corporate assets:

Cash and cash equivalents	692	6,798

Restricted cash	300	300

Other current assets	592	1,018

Assets of discontinued operations	—	582

Property and equipment, net	3,388	4,798

Investment in Shanghai BeTrue Infotech Co. Ltd., at equity	600	—

Total assets	$39,835	$45,159

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. Other Events

     Settlement with RSL Communications, Ltd. and Affiliates

      On or about July 6, 2000, RSL Communications, Ltd., (together with certain of its affiliates (collectively, “RSL”)) filed with the American Arbitration Association (“AAA”) a demand for arbitration against NACT, which became a wholly-owned subsidiary of the Company on July 27, 2001. In the arbitration, RSL claimed that, pursuant to a Sales Agreement between RSL and NACT, NACT breached its obligation to indemnify and defend RSL against patent infringement claims made against RSL by Aerotel, Ltd. in an action pending in the United States District Court for the Southern District of New York. RSL sought to recover from NACT amounts paid by RSL to defend itself in such patent infringement action, which RSL claimed was approximately $2.0 million, together with other unspecified damages resulting from NACT’s alleged breach. On March 13, 2002, the Company entered into a Settlement Agreement and General Release (the “RSL Settlement Agreement”) with RSL, which provided that the Company issue to RSL 523,430 shares of the Company’s common stock (the “Settlement Shares”) and deposit $200,000 in escrow. Pursuant to the terms of the RSL Settlement Agreement, the Company filed with the Securities Exchange Commission (“SEC”) a Registration Statement on Form S-3 covering the resale of the Settlement Shares (the “Registration Statement”), which Registration Statement was declared effective by the SEC on June 17, 2002. On June 17, 2002, the Company issued 523,430 shares of the Company’s common stock with a market value on the effective date of the Registration Statement of approximately $403,000 and the $200,000 plus accrued interest held in escrow was released to RSL at that time.

17. Litigation

      The Company is not a party to any material legal proceedings other than ordinary routine claims and proceedings incidental to its business, and the Company does not expect these claims and proceedings, either individually or in the aggregate, to have a material adverse effect on the Company.

18. Subsequent Events

     Purchase of Clarent Corporation Assets

      On February 12, 2003, the Company purchased substantially all the business assets along with certain related liabilities of Clarent Corporation (“Clarent”) for a purchase price of $9.8 million in notes made by the Company. At closing of the purchase, the Company issued three promissory notes to Clarent: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum, of which $500,000 is due May 13, 2003, and the remainder is due in monthly installments increasing in amount; a $1.8 million non-interest bearing unsecured note due February 13, 2004, of which $300,000 is due May 13, 2003 and the remainder is due in quarterly installments of $500,000; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum. The assets the Company purchased from Clarent secure the secured notes.

     Reorganization

      On February 14, 2003, the Company eliminated approximately 14 full-time employees. In connection with this reorganization, the Company will record a restructuring charge of $194,000 related to severance costs. Annualized savings are expected to be approximately $987,000.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Settlement of Certain Litigation

      On or about February 8, 2002, William P. O’Reilly, a former executive officer and director of the Company; Montana Corporation, Mr. O’Reilly’s consulting company; Clunet R. Lewis, a former officer of the Company; and CLR Enterprises, Inc., Mr. Lewis’ consulting company, filed with the AAA a demand for arbitration against the Company. Messrs. O’Reilly and Lewis and their respective consulting companies sought to have enforced the Consulting Agreements dated April 1, 1999, as amended, to which they and the Company are parties (the “Consulting Agreements”). Messrs. O’Reilly and Lewis claimed that the Company’s attempt by written notice dated June 1, 2001, to terminate the Consulting Agreements effective March 31, 2002, was ineffective and, as a result, such Consulting Agreements have automatically renewed for additional two-year terms, which terms expire on March 31, 2004. Under the terms of the Consulting Agreements, Messrs. O’Reilly and Lewis are to receive, among other things, consulting fees of $250,000 and $240,000 per year, respectively. The Company denied their claims, and the matter was presented to an AAA arbitrator in a hearing held on December 10, 2002. While the matter remained pending before the arbitrator for decision, the parties settled the claims presented in the arbitration proceeding pursuant to that certain Arbitration Award Agreement, dated as of February 3, 2003, between Mr. O’Reilly, Montana Corporation and the Company and that certain Arbitration Award Agreement, dated as of February 3, 2003, between Mr. Lewis, CLR Enterprises, Inc. and the Company (together, the “Arbitration Award Agreements”). Pursuant to the Arbitration Award Agreements, (i) on February 4, 2003, the Company issued to each of Mr. O’Reilly and Mr. Lewis 275,000 restricted shares of the Company’s common stock; and (ii) on March 14, 2003, the Company entered into thirty-month consulting agreements with each of Mr. O’Reilly and Mr. Lewis (together, the “New Consulting Agreements”). During the terms of the New Consulting Agreements, the Company shall pay to Mr. O’Reilly and Mr. Lewis an aggregate of approximately $173,000 and $160,000, respectively, in three installment payments, payable entirely in shares of the Company’s common stock, valued at the average closing price per share for a period of twenty trading days prior to the date the installment payments are due. The Arbitration Award Agreements provide that the consideration set forth therein and in the New Consulting Agreements shall be full satisfaction of any and all amounts the AAA arbitrator may award. On March 14, 2003, the AAA arbitrator awarded $250,000 and $240,000 to Mr. O’Reilly and Mr. Lewis, respectively.

      On or about May 21, 2001, John M. Good, a former employee of the Company, filed a lawsuit in the Court of Common Pleas, Cuyahoga County, Ohio, against the Company claiming, among other things, fraud, negligence, securities fraud, breach of contract, conversion and damages resulting from and related to the Company’s alleged failure to deliver, on or about January 3, 2000, 50,000 shares of the Company’s common stock to Mr. Good upon his exercise of an option to purchase such shares. The matter was set for jury trial on February 17, 2003. Based upon the Company’s anticipated exposure and the cost of litigation, on January 16, 2003, the Company and Mr. Good reached an agreement to settle all claims against the Company, which had no material impact on the Company’s consolidated financial statements.

VERSO TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On or about April 29, 2002, Omni Systems of Georgia, Inc. (“Omni”) and Joseph T. Dyer (“Dyer”) filed with the AAA a demand for arbitration against the Company and Eltrax International, Inc., a wholly-owned subsidiary of the Company (“Eltrax International”). Omni and Dyer claimed that the Company and Eltrax International breached that certain Assignment dated as of August 31, 1998, among Eltrax International, Dyer and Omni (the “Assignment”), which was executed in connection with the Company’s acquisition of Encore Systems, Inc., Global Systems and Support, Inc. and Five Star Systems, Inc. (collectively, the “Encore Group”) in 1998. Pursuant to the Assignment, Omni and Dyer assigned and transferred to Eltrax International all of their right, title and interest in and to a certain computer software property management system in exchange for a one-time payment. The Assignment also provided for an earn-out component of the acquisition consisting of certain contingent monthly payments equal to a percentage of the maintenance and licensing net revenues received by Eltrax International with respect to a certain contract. Omni and Dyer claimed that the Company and Eltrax International had not paid to Omni and Dyer the contingent monthly payments owed to them pursuant to the Assignment beginning in June 2002. Omni and Dyer sought recovery of over $400,000 for contingent monthly payments allegedly owed for the period from May 15, 2002 through January 2003, plus payments in like amounts going forward, together with interest thereon, attorneys’ fees and expenses. In January 2003, the matter was heard for six days by a three-arbitrator panel of the AAA. On April 1, 2003, the Company received notice that the AAA panel awarded to Omni and Dyer (i) payments and interest thereon with respect to the Assignment in the aggregate amount of approximately $506,000; and (ii) attorneys’ fees and expenses, excluding expenses of the AAA, in the aggregate amount of approximately $199,000 (net of attorneys’ fees and expenses awarded to the Company), which amounts are to be paid by Eltrax International (and not the Company) no later than April 30, 2003. Additionally, the AAA panel determined that Eltrax International (and not the Company) will be liable for future payments as they become due in accordance with the terms of the Assignment. The Company estimates that the payments to be made by Eltrax International through 2007, pursuant to the award of the AAA panel, will total approximately $2.4 million. These payments are additional costs of the Company’s acquisition of the Encore Group. Accordingly, the Company accrued the total amount of the estimated payments and increased intangibles by $2.4 million. The long-term portion of the estimated payments is included on the Company’s consolidated balance sheet in other long-term liabilities.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Additions

	Balance at	Charges to
	beginning of	costs and	Allowances		Balance at end
Description	period	expenses	acquired	Deductions	of period

Allowance for doubtful accounts:

2002	$(2,455,000)	$(1,760,000)	$—	$2,362,000	$(1,853,000)

2001	$(401,000)	$(1,516,000)	$(1,454,000)	$916,000	$(2,455,000)

2000	$(658,000)	$(198,000)	$—	$455,000	$(401,000)

Deferred tax valuation allowance:

2002	$(58,740,000)	$(35,000)	$—	$—	$(58,775,000)

2001	$(46,402,000)	$(12,338,000)	$—	$—	$(58,740,000)

2000	$(17,125,000)	$(29,277,000)	$—	$—	$(46,402,000)

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2003	2002

	(In thousands, except share data)
	(Unaudited)

ASSETS:

Current assets:

Cash and cash equivalents	$1,207	$1,294

Restricted cash	430	300

Accounts receivable, net of allowance for doubtful accounts of $2,465 and $1,853 at June 30, 2003 and December 31, 2002, respectively	14,711	10,909

Inventories	10,302	4,733

Other current assets	2,281	681

Total current assets	28,931	17,917

Property and equipment, net	4,141	4,962

Investment	548	600

Other intangibles, net	3,566	3,671

Goodwill	12,685	12,685

Total assets	$49,871	$39,835

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:

Line of credit	$2,848	$800

Current portion of notes payable	5,750	—

Accounts payable	2,715	1,993

Accrued compensation	2,332	1,586

Accrued expenses	2,903	4,473

Unearned revenue and customer deposits	5,527	5,387

Current portion of liabilities of discontinued operations	1,241	1,829

Total current liabilities	23,316	16,068

Liabilities of discontinued operations, net of current portion	1,101	1,302

Other long-term liabilities	809	1,128

Notes payable, net of current portion	3,000	—

Convertible subordinated debentures, net of discount	3,841	3,703

Total liabilities	32,067	22,201

Shareholders’ equity:

Common stock, $.01 par value, 200,000,000 shares authorized; 92,188,094 and 89,077,846 shares issued and outstanding	922	891

Additional paid-in capital	276,279	275,040

Notes receivable from shareholders	(1,578)	(1,623)

Accumulated deficit	(256,373)	(254,857)

Deferred compensation	(1,399)	(1,797)

Accumulated other comprehensive loss — foreign currency translation	(47)	(20)

Total shareholders’ equity	17,804	17,634

Total liabilities and shareholders’ equity	$49,871	$39,835

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,

	2003	2002	2003	2002

	(In thousands, except share data)

Revenue:

Products	$9,856	$6,086	$17,124	$12,690

Services	6,002	5,585	11,731	10,975

Total revenue	15,858	11,671	28,855	23,665

Cost of revenue:

Products	3,340	2,274	6,101	4,605

Services	2,984	2,519	5,648	5,137

Total cost of revenue	6,324	4,793	11,749	9,742

Gross profit:

Products	6,516	3,812	11,023	8,085

Services	3,018	3,066	6,083	5,838

Total gross profit	9,534	6,878	17,106	13,923

Operating expenses:

General and administrative	3,927	2,996	7,248	6,108

Sales and marketing	2,201	1,866	4,092	3,631

Research and development	2,383	1,464	4,279	3,139

Depreciation and amortization of property and equipment	543	716	1,196	1,478

Amortization of intangibles	213	147	425	289

Amortization of deferred compensation, related to sales, general and administrative	194	324	393	648

Reorganization costs	—	—	194	—

Total operating expenses	9,461	7,513	17,827	15,293

Operating income (loss) from continuing operations	73	(635)	(721)	(1,370)

Other (expense) income, net:

Other income	9	345	18	431

Equity in loss of investment	(19)	—	(52)	—

Interest expense, net	(454)	(309)	(761)	(519)

Other (expense) income, net	(464)	36	(795)	(88)

Loss from continuing operations before income taxes	(391)	(599)	(1,516)	(1,458)

Income tax benefit (expense)	—	—	—	—

Loss from continuing operations	(391)	(599)	(1,516)	(1,458)

Loss from discontinued operations, net of income taxes	—	—	—	(331)

Net loss	$(391)	$(599)	$(1,516)	$(1,789)

Net loss per common share — basic and diluted:

Loss from continuing operations	$(0.00)	$(0.01)	$(0.02)	$(0.02)

Loss from discontinued operations	—	—	—	—

Net loss per common share — basic and diluted	$(0.00)	$(0.01)	$(0.02)	$(0.02)

Weighted average shares outstanding — basic and diluted	91,062,189	78,254,493	90,246,011	78,069,301

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six
	months ended
	June 30,

	2003	2002

	(In thousands)
	(Unaudited)

Operating Activities:

Continuing operations:

Net loss from continuing operations	$(1,516)	$(1,458)

Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) continuing operating activities:

Equity in loss of investment	52	—

Depreciation	1,196	1,478

Amortization of intangibles	425	289

Amortization of deferred compensation	393	648

Provision for doubtful accounts	1,268	804

Amortization of loan fees and discount on convertible subordinated debentures	205	265

Other	(83)	86

Changes in current operating assets and liabilities, net of effects of acquisition:

Accounts receivable	(2,028)	(3,462)

Inventories	2,058	371

Other current assets	(576)	253

Accounts payable	619	573

Accrued compensation	673	(837)

Accrued expenses	(2,117)	(498)

Unearned revenue and customer deposits	(340)	(346)

Net cash provided by (used in) continuing operating activities	229	(1,834)

Discontinued operations:

Loss from discontinued operations	—	(331)

Adjustment to reconcile loss from discontinued operations to net cash used in discontinued operating activities	(525)	(127)

Net cash used in discontinued operating activities	(525)	(458)

Net cash used in operating activities	(296)	(2,292)

Investing Activities:

Purchases of property and equipment, net	(297)	(446)

Software development costs capitalized	(320)	(161)

Purchase of Clarent Corporation, net of cash acquired	(1,026)	—

Net cash used in investing activities	(1,643)	(607)

Financing Activities:

Payments of note payable for the purchase of NACT	—	(1,500)

Payments of notes payable	(1,050)	—

Payments of notes receivable from shareholders	—	15

Borrowings on credit line, net	2,048	—

Proceeds from issuances of common stock, net	812	292

Net cash provided by (used in) financing activities	1,810	(1,193)

Effect of exchange rate changes on cash	42	—

Decrease in cash and cash equivalents	(87)	(4,092)

Cash and cash equivalents at beginning of period	1,294	7,745

Cash and cash equivalents at end of period	$1,207	$3,653

Supplemental disclosure of cash flow information:

Cash payments during the period for:

Interest	$447	$147

Income taxes	$10	$38

Non-cash investing and financing activities

Common stock and compensatory options issued in reorganization	$125	$—

Issuance of common stock in arbitration settlement	264	403

Issuance of warrants in exchange for services	119	211

Assets acquired and liabilities assumed in conjunction with business acquisitions:

Fair value of assets acquired, excluding cash	$11,974	$—

Consideration paid	1,026	—

Liabilities assumed	$10,948	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

VERSO TECHNOLOGIES, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003
(Unaudited)

1. Basis of Presentation

      Verso Technologies, Inc. and subsidiaries (the “Company”), is a communications technology and solutions provider for communications service providers and enterprises seeking to implement application-based telephony services, Internet usage management tools and outsourced customer support services. The Company’s continuing operations include two separate business segments, the Carrier Solutions Group, which the Company formerly referred to as its Gateway Solutions business, which includes the Company’s Clarent softswitching division and the Company’s subsidiary NACT Telecommunications, Inc. (“NACT”), and the Enterprise Solutions Group, which the Company formerly referred to as its Applications and Services business, which includes the Company’s Clarent Netperformer division and the Company’s subsidiary Telemate.Net Software, Inc. (“Telemate.Net”) as well as the Company’s customer response center operations. The Carrier Solutions Group includes domestic and international sales of hardware and software, integration, applications and technical training and support. The Enterprise Solutions Group offers network management, support and maintenance, customer response center services and application services. The Company acquired substantially all the business assets of Clarent Corporation in February 2003, NACT in July 2001 and Telemate.Net in November 2001. The Company’s discontinued operations include the Company’s value-added reseller business and associated consulting practice (“legacy VAR business”) and the Company’s hospitality services group (“HSG”), all of which were inactive by the end of the first quarter of 2002.

      The condensed consolidated financial statements include the accounts of Verso Technologies, Inc. and its wholly-owned subsidiaries, including Telemate.Net, NACT and Clarent Canada Ltd.

      Certain prior year amounts in the consolidated financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on previously reported net loss.

      The condensed consolidated quarterly financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

      The year-end condensed consolidated balance sheet was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

2. Mergers and Acquisitions

Clarent Corporation

      On February 12, 2003, to increase the Company’s position in the next-generation networking and technology market, the Company acquired substantially all the business assets along with certain related liabilities of Clarent Corporation (“Clarent”). The purchase consideration was approximately $11.5 million, consisting of $9.8 million in seller notes made by the Company and acquisition costs of approximately $1.7 million. At closing of the acquisition, the Company issued three promissory notes to Clarent: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum, of which $750,000 was paid through June 30, 2003, and the remainder is due in monthly installments continuing in July 2003 of $250,000, increasing to $500,000 in September 2003 and $750,000 in December 2003; a $1.8 million non-interest bearing unsecured note due February 13, 2004, of which $300,000 was paid through June 30, 2003 and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the remainder is due in quarterly installments of $500,000; and a $3.0 million secured note due February 12, 2008, which bears interest at 5% per annum. The assets the Company purchased from Clarent are security for the secured notes.

      The acquisition was treated as a purchase for accounting purposes, and accordingly, the assets and liabilities were recorded at their fair value at the date of the acquisition.

      The Company has prepared an initial allocation of the purchase price based on the estimated fair values of certain assets, receivables and estimated liabilities. The Company is continuing to obtain information as to ultimate valuation, recoverability and realization with respect to the fair values of inventory and other acquired assets being held for sale, intangible assets, and estimated liabilities. Upon resolution of the estimates and fair values, the Company anticipates the allocation of purchase price to be finalized prior to the end of the first quarter of 2004.

      The preliminary allocation of the purchase price for the assets acquired from Clarent, as adjusted, is as follows:

Clarent

Cash and cash equivalents	$350

Restricted cash	115

Accounts receivable	3,042

Inventories	7,627

Other current assets	1,111

Property and equipment	79

Accounts payable	(103)

Accrued compensation	(198)

Accrued expenses	(93)

Deferred revenue	(480)

Purchase price	$11,450

Pro Forma Effect of Clarent Transaction

      The results of Clarent have been included in the consolidated results subsequent to February 12, 2003. The following unaudited pro forma information presents the results of continuing operations of the Company for the three months and six months ended June 30, 2003 and 2002, as if the acquisition of the assets from Clarent had taken place on January 1, 2002, (in thousands, except per share amounts):

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Revenues	$15,858	$21,707	$30,502	$41,165

Net loss from continuing operations	$(391)	$(2,728)	$(3,510)	$(25,316)

Net loss	$(391)	$(2,728)	$(3,510)	$(25,647)

Net loss from continuing operations per common share — basic and diluted	$—	$(0.03)	$(0.04)	$(0.32)

Net loss per common share — basic and diluted	$—	$(0.03)	$(0.04)	$(0.33)

Weighted average shares outstanding — basic and diluted	91,062	78,254	90,246	78,069

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3. Unconsolidated Affiliates

Shanghai BeTrue Infotech Co., Ltd.

      In October 2002, the Company acquired a 51% interest in Shanghai BeTrue Infotech Co., Ltd. (“BeTrue”). The remaining 49% interest in BeTrue is owned by Shanghai Tangsheng Investments & Development Co. Ltd (“Shanghai Tangsheng”). The joint venture provides the Company with an immediate distribution channel into the China and Asia-Pacific region for the Company’s application-based Voice over Internet Protocol gateway solutions, billing systems, value-added applications and web filtering solutions. Due to the shared decision making between the Company and its equity partner, the results of BeTrue are treated as an equity investment rather than being consolidated.

      The Company purchased the 51% interest in BeTrue for $100,000 from NeTrue Communications, Inc., Shanghai Tangsheng’s former joint venture partner. The Company also contributed to the joint venture certain next-generation communication equipment and software valued at approximately $236,000 and $100,000 cash.

      Summarized financial information reported by this affiliate for the three month and six months ended June 30, 2003 (in thousands) are as follows:

	June 30, 2003

	Three months ended	Six months ended

Operating results:

Revenues	$581	$660

Operating loss	$(39)	$(116)

Net loss	$(38)	$(103)

4. Discontinued Operations

      Following the acquisition of NACT in July 2001, the Company determined that its legacy VAR business was not strategic to the Company’s ongoing objectives and discontinued capital and human resource investment in its legacy VAR business. Accordingly, the Company elected to report its legacy VAR business as discontinued operations by early adoption of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets” (“SFAS No. 144”).

      Summary operating results of the discontinued operations for the three months and six months ended June 30, 2003 and 2002 (in thousands) were as follows:

	Three months		Six months
	ended June 30,		ended June 30,

	2003	2002	2003	2002

Revenue	$—	$—	$—	$223

Gross (loss) profit	$—	$—	$—	$(331)

Operating loss	$—	$—	$—	$(331)

Loss from discontinued operations	$—	$—	$—	$(331)

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Liabilities of discontinued operations (in thousands) are as follows:

	June 30,	December 31,
	2003	2002

Accrued restructuring costs	$1,785	$2,010

Other current liabilities	557	1,121

Liabilities of discontinued operations	$2,342	$3,131

      Accrued reorganization costs relates primarily to several leases for buildings and equipment that were utilized by the discontinued operations and are no longer being utilized in continuing operations. The accrual is for all remaining payments due on these leases, less estimated amounts to be paid by any sublessors. The accrual for one of the leases with total payments remaining of $2.5 million assumes that the building will be sub-leased for approximately 50% of the total lease liability over the term of the lease.

      Activity in the restructuring accrual for discontinued operations was as follows:

Balance December 31, 2002	$2,010

Lease payments	(426)

Additional restructuring accrual	201

Balance June 30, 2003	$1,785

5. Inventories

      Inventories consist primarily of purchased electronic components, and are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method.

      Inventories as of June 30, 2003 and December 31, 2002, are comprised of the following (in thousands):

	June 30,	December 31,
	2003	2002

Raw materials	$8,157	$1,566

Work in process	1,489	2,380

Finished goods	656	787

Total inventories	$10,302	$4,733

6. Goodwill and Other Intangibles

      Intangible assets represent the excess of cost over the fair value of net tangible assets acquired and identified other intangible assets, primarily purchased software development costs and customer relationship costs. The purchased software development costs are amortized on a straight-line basis over estimated useful lives of three years once the projects are placed in service. The customer relationship costs are amortized on a straight-line basis over its estimated useful life of ten years.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill and other intangible assets consist of the following (in thousands):

	June 30,	December 31,
	2003	2002

Intangibles subject to amortization:

Purchased software development	$2,416	$2,096

Customer relationship	2,403	2,403

	4,819	4,499

Accumulated amortization	(1,253)	(828)

Net intangibles subject to amortization	3,566	3,671

Goodwill	12,685	12,685

Total goodwill and other intangibles	$16,251	$16,356

      Estimated annual amortization expense is as follows (in thousands):

Annual
Amortization

remaining2003	$425

2004	916

2005	542

2006	240

2007	240

Thereafter	1,203

$3,566

7. Loan Facility With Silicon Valley Bank

      In February 2003, the Company amended its original credit agreement (the “Original Credit Agreement”) with its primary lender, Silicon Valley Bank (“Silicon”) to increase the Company’s credit line with Silicon from $5.0 million to $10.0 million, subject to borrowing availability. The Company also entered into certain additional arrangements with Silicon including an export-import (“EX-IM”) facility that will provide for working capital based on the Company’s international accounts receivable and inventory related to export sales. On April 7, 2003, the Company and Silicon further amended the credit facility to increase the EX-IM facility and to modify certain financial covenants related to the timing of the Company’s acquisition of substantially all of the business assets along with related liabilities of Clarent on February 12, 2003 (as amended on February 12, 2003 and April 7, 2003, the “Amended Credit Agreement”). The Amended Credit Agreement is secured by substantially all of the assets of the Company. Interest is computed at 2.0% above Silicon’s Base Rate (6.25% at June 30, 2003). The Amended Credit Agreement provides for up to $1,000,000 in letters of credit. Advances are limited by a formula based on eligible receivables, inventories, certain cash balances, outstanding letters of credit and certain subjective limitations. Interest payments are due monthly, and the Amended Credit Agreement expires in August 2004. The Amended Credit Agreement includes a loan fee of $170,000 and .375% on unused available borrowings. Under the terms of the Amended Credit Agreement, the Company must maintain a minimum EBITDA (earnings before interest, taxes, depreciation and amortization), computed monthly, and may not declare dividends or incur any additional indebtedness without the consent of Silicon, and must comply with other financial covenants, as defined. The Company was in compliance with these covenants as of June 30, 2003. Pursuant to the loan commitment letter with Silicon, on February 12, 2003, the Company issued to Silicon a warrant to purchase 350,000 shares of the Company’s common stock at an exercise price of $0.44 per share. The fair value of the warrant issued totaled approximately $119,000, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 104%; expected life — five years; risk-free interest rate — 3.0%;

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and expected dividend yield — 0%. The loan fees and fair value of the warrants issued are being amortized to interest expense over the term of the Amended Credit Agreement.

      The Company had $2.8 million of borrowings under the Amended Credit Agreement as of June 30, 2003. The remaining availability under the Amended Credit Agreement at June 30, 2003 was $5.1 million.

8. Convertible Subordinated Debentures

      In connection with the acquisition of MessageClick, certain investors of MessageClick purchased $4.5 million of the Company’s 7.5% convertible subordinated debentures and warrants to purchase an aggregate of 1,026,820 shares of the Company’s common stock at an exercise price of $7.30 per share. The debentures are convertible into the Company’s common stock at a conversion price of $4.41 per share. The convertible subordinated debentures are due November 22, 2005. The debentures have been discounted to reflect the fair value of the warrants issued, totaling approximately $1.4 million, using the Black-Scholes option pricing method based on the following weighted-average assumptions: expected volatility — 88%; expected life — five years; risk-free interest rate — 5.5%; and expected dividend yield — 0%. The unamortized discount totaled approximately $659,000 and $797,000 at June 30, 2003 and December 31, 2002, respectively. In addition, the Company paid certain private placement fees and attorney’s fees in connection with the sale of the debentures totaling $50,000. The fees are being amortized to interest expense over the term of the debentures.

9. Other Comprehensive Loss

      Comprehensive loss for the six months ended June 30, 2003 and 2002 is shown in the following table (in thousands):

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Net loss	$(391)	$(599)	$(1,516)	$(1,789)

Other comprehensive loss:

Foreign currency translation	(78)	—	(27)	(3)

Comprehensive loss	$(469)	$(599)	$(1,543)	$(1,792)

10. Segment Information

      The Company reports information for two segments, Carrier Solutions Group, which the Company formerly referred to as its Gateway Solutions business, and Enterprise Solutions Group, which the Company formerly referred to as its Applications and Services business.

Carrier Solutions Group:	The Company’s Carrier Solutions Group consists of the operations of the Company’s Clarent softswitching division and the Company’s switching subsidiary, NACT. The Company’s Carrier Solutions Group includes hardware and software, integration, applications and technical training and support.

Enterprise Solutions Group:	The Company’s Enterprise Solutions Group consists of the operations of the Company’s Clarent Netperformer division, the Company’s subsidiary, Telemate.Net and the Company’s customer response center services. The Enterprise Solutions Group offers hardware-based solutions for companies seeking to build private, packet-based voice & data networks. Additionally, the Enterprise

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group offers software-based solutions for Internet access and usage management that include call accounting and usage reporting for IP network devices. These solutions are supported by the Company’s customer response center services, which include outsourced technical support and application installation and training services.

      Management evaluates the business segment performance based on contributions before unallocated items. Inter-segment sales and transfers are not significant.

      Summarized financial information concerning the Company’s reportable segments is shown in the following table (in thousands):

	Carrier	Enterprise
	Solutions	Solutions
	Group	Group	Total

For the Three Months Ended June 30, 2003

Revenue	$9,129	$6,729	$15,858

Contribution before unallocated items	1,459	1,735	3,194

For the Three Months Ended June 30, 2002

Revenue	$7,080	$4,591	$11,671

Contribution before unallocated items	1,006	1,515	2,521

      The following table reconciles the total contribution before unallocated items to the loss from continuing operations (in thousands):

	Three Months Ended
	June 30,

	2003	2002

Contribution before unallocated items, per above	$3,194	$2,521

Corporate and administrative expenses	(2,171)	(1,969)

Depreciation	(543)	(716)

Amortization of intangibles	(213)	(147)

Deferred compensation	(194)	(324)

Other income	9	345

Equity in loss of investment	(19)	—

Interest expense, net	(454)	(309)

Loss from continuing operations before income taxes	$(391)	$(599)

	Carrier	Enterprise
	Solutions	Solutions
	Group	Group	Total

For the Six Months Ended June 30, 2003

Revenue	$15,851	$13,004	$28,855

Contribution before unallocated items	1,854	3,697	5,551

For the Six Months Ended June 30, 2002

Revenue	$14,605	$9,060	$23,665

Contribution before unallocated items	2,270	2,804	5,074

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table reconciles the total contribution before unallocated items to the loss from continuing operations (in thousands):

	Six Months Ended
	June 30,

	2003	2002

Contribution before unallocated items, per above	$5,551	$5,074

Corporate and administrative expenses	(4,064)	(4,029)

Depreciation	(1,196)	(1,478)

Amortization of intangibles	(425)	(289)

Deferred compensation	(393)	(648)

Reorganization costs	(194)	—

Other income	18	431

Equity in loss of investment	(52)	—

Interest expense, net	(761)	(519)

Loss from continuing operations before income taxes	$(1,516)	$(1,458)

      Following the acquisition of substantially all the business assets along with certain liabilities of Clarent in February 2003, the Company began conducting research and development in Canada. International sales of the Company’s products and services continue to originate only from the United States. The geographic distribution of the Company’s revenues and contribution before unallocated items are as follows:

	Canada	United States	Total

For the Three Months Ended June 30, 2003

Revenue	$—	$15,858	$15,858

Contribution before unallocated items	(883)	4,077	3,194

For the Six Months Ended June 30, 2003

Revenue	$—	$28,855	$28,855

Contribution before unallocated items	(1,368)	6,919	5,551

11. Reorganization Costs

      In the first quarter of 2003, the Company initiated a reorganization to accommodate the acquisition of the assets of Clarent and eliminated 14 positions held by employees. As a result of these actions, the Company recorded reorganization costs of $194,000 during the six months ended June 30, 2003. The reorganization costs consist of severance costs and the balance of the accrued severance costs as of June 30, 2003 is $16,000. Annualized savings beginning in the second quarter of 2003 are expected to be approximately $987,000.

12. Stock Options and Warrants

      The Company has a stock option plan for employees, consultants, and other individual contributors to the Company. In addition, in connection with various financing and acquisition transactions, and for services

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided to the Company, the Company has issued warrants to purchase the Company’s common stock. A summary of stock options and warrants outstanding at June 30, 2003, is as follows:

      Options and warrants issued to employees:

	Options and Warrants Outstanding		Options and Warrants Exercisable

	Outstanding at	Weighted Average	Exercisable at	Weighted Average
Range of Exercise Prices	June 30, 2003	Exercise Price	June 30, 2003	Exercise Price

$0.19-$0.50	4,250,711	$0.41	2,381,102	$0.39

$0.51-$1.19	2,858,881	$0.97	1,394,874	$0.87

$1.20-$1.50	612,500	$1.43	532,500	$1.45

$1.51-$2.14	5,030,000	$2.14	3,509,375	$2.14

$2.15-$4.00	1,552,001	$3.11	1,134,116	$3.09

$4.14-$5.13	1,517,866	$4.32	961,142	$4.39

$5.22-$18.00	934,979	$7.28	891,786	$7.23

Total	16,756,938	$2.03	10,804,895	$2.27

      Options and warrants issued to employees generally terminate ten years from the date of grant. Termination dates on the options and warrants listed above range from July 15, 2003 to June 26, 2013.

      Warrants issued primarily in connection with financing:

	Number of	Weighted Average
Exercise Price	Outstanding Warrants	Exercise Price	Expiration Date

$0.01	37,532	$0.01	September 2005-October 2006

$0.31	9,577,502	$0.31	October 2007

$0.44-$1.98	1,955,373	$1.37	November 2004-February 2008

$2.11-$3.09	432,920	$2.85	August 2004-February 2005

$4.03-$5.00	575,219	$4.68	January 2004-November 2005

$5.25-$5.65	4,650,498	$5.64	February 2005-October 2006

$6.00-$7.30	1,176,820	$7.13	November 2005-October 2006

Total	18,405,864	$2.40

      Most warrants are vested when issued.

      Options and warrants outstanding as of June 30, 2003 totaled 34,987,802.

      The exercise price and number of outstanding warrants for certain warrants previously issued have been adjusted according to their antidilution provisions.

      If the Company had used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options at the date of grant, then the net loss and net loss per common share would have been increased to the following pro forma amounts (in thousands, except for per share amounts):

	Three months ended		Six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Net loss, as reported	$(391)	$(599)	$(1,516)	$(1,458)

Add: Stock-based compensation expense included in net loss	194	324	393	648

Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(673)	(1,148)	(1,643)	(2,296)

Pro forma net loss	$(870)	$(1,423)	$(2,766)	$(3,106)

Net loss per common share

As reported	$—	$(0.01)	$(0.02)	$(0.02)

Pro forma	(0.01)	(0.02)	(0.03)	(0.04)

13. Net Loss Per Share

      Basic and diluted net loss per share are computed in accordance with SFAS No. 128, “Earnings Per Share,” using the weighted average number of common shares outstanding. The diluted net loss per share for the three months and six months ended June 30, 2003 and 2002 does not include the effect of the common stock equivalents, calculated by the treasury stock method, as their impact would be antidilutive. Using the treasury stock method, excluded common stock equivalents are as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,

	2003	2002	2003	2002

Shares issuable under stock options	3,688,933	2,606,123	2,913,553	3,145,285

Shares issuable pursuant to warrants to purchase common stock	7,076,784	46,363	6,013,190	86,364

	10,765,717	2,652,486	8,926,743	3,231,649

14. Other Events

      On or about April 29, 2002, Omni Systems of Georgia, Inc. (“Omni”) and Joseph T. Dyer (“Dyer”) filed with the AAA a demand for arbitration against the Company and Eltrax International, Inc., a wholly-owned subsidiary of the Company (“Eltrax International”). Omni and Dyer claimed that the Company and Eltrax International breached that certain Assignment dated as of August 31, 1998, among Eltrax International, Dyer and Omni (the “Assignment”), which was executed in connection with the Company’s acquisition of Encore Systems, Inc., Global Systems and Support, Inc. and Five Star Systems, Inc. (collectively, the “Encore Group”) in 1998. Pursuant to the Assignment, Omni and Dyer assigned and transferred to Eltrax International all of their right, title and interest in and to a certain computer software property management system in exchange for a one-time payment. The Assignment also provided for an earn-out component of the acquisition consisting of certain contingent monthly payments equal to a percentage of the maintenance and licensing net revenues received by Eltrax International with respect to a certain contract. Omni and Dyer claimed that the Company and Eltrax International had not paid to Omni and Dyer the contingent monthly payments owed to them pursuant to the Assignment beginning in June 2002. Omni and Dyer sought recovery of over $400,000 for contingent monthly payments allegedly owed for the period from

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

May 15, 2002 through January 2003, plus payments in like amounts going forward, together with interest thereon, attorneys’ fees and expenses. In January 2003, the matter was heard for six days by a three-arbitrator panel of the AAA. On April 1, 2003, the Company received notice that the AAA panel awarded to Omni and Dyer (i) payments and interest thereon with respect to the Assignment in the aggregate amount of approximately $506,000; and (ii) attorneys’ fees and expenses, excluding expenses of the AAA, in the aggregate amount of approximately $199,000 (net of attorneys’ fees and expenses awarded to the Company), which amounts are to be paid by Eltrax International no later than April 30, 2003. Additionally, the AAA panel determined that Eltrax International will be liable for future payments as they become due in accordance with the terms of the Assignment. The Company estimates that the payments to be made by Eltrax International through 2007, pursuant to the award of the AAA panel, will total approximately $2.4 million. These payments are additional cost of the Company’s acquisition of the Encore Group. Accordingly, the Company accrued the total amount of the estimated payments and increased intangibles by $2.4 million. The long-term portion of the estimated payments is included on the Company’s consolidated balance sheet in other long-term liabilities.

15. Purchase of MCK Communications, Inc.

      On April 22, 2003, the Company announced that it had signed a definitive merger agreement as of April 21, 2003 for the acquisition of MCK Communications, Inc. (“MCK”), which merger agreement was subsequently amended as of June 13, 2003. In the merger, holders of MCK’s common stock will be entitled to receive an aggregate of approximately 18.3 million shares of the Company’s common stock, which was valued at $25.0 million. The MCK acquisition will be accounted for as a purchase. The Company anticipates that the merger will close in the third quarter of 2003, subject to (i) approval by MCK’s shareholders; (ii) declaration of effectiveness by the Securities and Exchange Commission (“SEC”) of a registration statement to be filed by the Company covering the shares of the Company’s common stock to be issued in the merger; and (iii) satisfaction of other conditions set forth in the merger agreement.

      In April 2003, the Company negotiated an agreement to purchase MCK in which the MCK stockholders would be entitled to receive approximately 20.0 million shares of the Company’s common stock which was valued at $13.0 million, based on the volume weighted average closing price per share of the Company’s common stock as reported on the Nasdaq Small Cap Market for the twenty trading day period beginning March 19, 2003 and ending April 15, 2003. As part of the original agreement, the Company was to receive $7.5 million in cash. The terms of the agreement were revised on June 13, 2003. Under the amended terms, MCK stockholders are entitled to receive approximately 18.3 million shares of the Company’s common stock and the cash in the transaction was reduced from $7.5 million to approximately $6.4 million. Although the number of shares to be issued in the transaction was reduced by the amendment, the amendment changed the measurement date for valuing the Company’s share to be issued in the transaction. As a result of the rise in the price of the Company’s stock, the revised valuation for the Company’s shares increased to $25.0 million. As a result of this, the Company expects the vast majority of this increase in valuation of the shares to be written off against goodwill, as either an impairment charge or as a reduction in the purchase price.

16. Litigation

      The Company is not a party to any material legal proceedings other than ordinary routine claims and proceedings incidental to its business, and the Company does not expect these claims and proceedings, either individually or in the aggregate, to have a material adverse effect on the Company.

17. Recent Accounting Pronouncements

      In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which eliminates the requirement to report gains and losses related to extinguishments of debt as extraordinary items. The statement also included other amendments and technical corrections, which

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will not have a material impact on the Company. The provisions of the statement related to the treatment of debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002. Upon adoption of SFAS No. 145 in January 2003, previously recorded extraordinary items for debt extinguishments have been reclassified to continuing operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred rather than when a company commits to such an activity and also establishes fair value as the objective for initial measurement of the liability. The Company adopted SFAS No. 146 in January 2003.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensations — Transition and Disclosure” (“SFAS No. 148”). SFAS No. 148 is an amendment to SFAF No. 123 providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Amendments are effective for financial statements for fiscal years ended after December 15, 2002 and for interim periods beginning after December 15, 2002. The Company has currently chosen to not adopt the voluntary change to the fair value based method of accounting for stock-based employee compensation, pursuant to SFAS No. 148, which, if adopted, could have a material effect on the Company’s financial position or results of operations.

      In February 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity” (“SFAS No. 150”), which is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for the Company’s classification of liabilities in the financial statements that have characteristics of both liabilities and equity. The application of SFAS No. 150 is not expected to have a material adverse effect on the Company’s financial statements.

      In November 2002, the EITF of the FASB reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements executed in quarters beginning after June 15, 2003. The Company will adopt this new accounting effective July 1, 2003. The Company is currently evaluating the impact of this change.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“Interpretation No. 45”), which clarifies the disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company typically grants its customers a warranty, which guarantees that its products will substantially conform to its current specifications for twelve months from the delivery date. Historically, costs related to these guarantees have not been significant.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51” (“Interpretation No. 46”). Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined therein. Interpretation No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company is currently determining the impact of application of this Interpretation on the Company’s financial statements.

MCK COMMUNICATIONS AUDITOR REPORT

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders of

MCK Communications, Inc.

      We have audited the accompanying consolidated balance sheets of MCK Communications, Inc. (the Company) as of April 30, 2002 and 2003, and the related consolidated statements of operations, common stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

June 6, 2003

MCK COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	April 30,

	2002	2003

	(In thousands except
	for share related data)

ASSETS

Current assets:

Cash and equivalents	$4,554	$2,629

Restricted securities	2,000	2,000

Marketable securities	37,813	37,032

Accounts receivable (net of allowances of $500 and $250 at April 30, 2002 and 2003, respectively)	3,773	2,592

Inventory	1,878	1,203

Prepaids and other current assets	595	514

Total current assets	50,613	45,970

Fixed assets, net	1,529	539

Goodwill, intangibles and other long term assets	105	105

Completed technology	3,978	375

Total assets	$56,225	$46,989

LIABILITIES AND COMMON STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$1,435	$905

Accrued liabilities	4,740	2,343

Accrued compensation and benefits	672	239

Deferred revenue	422	389

Total current liabilities	7,269	3,876

Common stockholders’ equity:

Common stock, $.001 par value; authorized shares — 40,000,000, issued and outstanding 20,421,563 shares at April 30, 2002 and 20,528,899 at April 30, 2003	20	20

Additional paid-in capital	125,122	124,912

Accumulated deficit	(75,031)	(81,110)

Deferred compensation	(159)	(3)

Accumulated other comprehensive loss	(464)	(602)

Notes receivable from officers	(532)	(104)

Total common stockholders’ equity	48,956	43,113

Total liabilities and common stockholders’ equity	$56,225	$46,989

See accompanying notes to consolidated financial statements.

MCK COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended April 30,

	2001	2002	2003

	(In thousands except for share related data)

Revenues	$38,220	$16,487	$14,579

Cost of goods sold	15,287	9,096	7,169

Gross profit	22,933	7,391	7,410

Operating expenses:

Research and development (excluding amortization of stock based compensation of $829 $(52), and $53 in 2001, 2002 and 2003, respectively)	9,232	7,124	3,199

Sales and marketing (excluding amortization of stock based compensation of $1,005, $(453) and $1 in 2001, 2002 and 2003, respectively)	13,820	9,397	4,674

General and administrative (excluding amortization of stock based compensation of $1,068, $202 and $89 in 2001, 2002 and 2003, respectively)	4,646	4,478	2,891

Amortization of stock based compensation	2,902	(303)	143

Amortization of goodwill and other intangibles	4,588	2,180	1,003

Write-off of in-process research and development	3,694	—	—

Impairment of goodwill and other intangibles	—	14,063	2,600

Restructuring	597	4,310	552

Provision for legal settlement and fees	—	1,387	—

Total operating expenses	39,479	42,636	15,062

Loss from operations	(16,546)	(35,245)	(7,652)

Other income (expense):

Interest expense	(36)	(52)	(27)

Interest income	3,696	1,399	725

Other income (expense), net	(43)	(60)	918

Total other income (expense)	3,617	1,287	1,616

Loss before provision for income taxes	(12,929)	(33,958)	(6,036)

Income tax (provision) benefit	1,130	(60)	(43)

Net loss	$(11,799)	$(34,018)	$(6,079)

Basic and diluted net loss per common share	$(0.61)	$(1.69)	$(0.30)

Shares used in computing basic and diluted net loss per common share	19,213,239	20,126,113	20,499,108

See accompanying notes to consolidated financial statements.

MCK COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS’ EQUITY

	Compre-	Shares of	Common	Additional
	hensive	Common	Stock at	Paid-In
	Loss	Stock	Par Value	Capital

	(In thousands except for share related data)

Balance at April 30, 2000		19,357,369	$19	$115,803

Foreign currency translation adjustment	$(241)	—	—	—

Unrealized gain on marketable securities	39	—	—	—

Amortization of deferred compensation		—	—	—

Sale of restricted stock		35,307		41

Acquisition of DTI		364,601	1	10,939

Stock options exercised net of cancellations		357,801		69

Payment on notes receivable		—	—	—

Net loss	(11,799)	—	—	—

Total comprehensive income (loss)	$(12,001)	—	—	—

Balance at April 30, 2001		20,115,078	20	126,852

Foreign currency translation adjustment	$94	—	—	—

Unrealized loss on marketable securities	(11)	—	—	—

Amortization of deferred compensation		—	—	—

Stock options exercised net of cancellations		250,239	—	(1,791)

Cancellation of restricted stock		(95,347)	—	(178)

Sale of Common Stock		151,593		239

Payment on notes receivable		—	—	—

Net loss	(34,018)	—	—	—

Total comprehensive income (loss)	$(33,935)	—	—	—

Balance at April 30, 2002		20,421,563	20	125,122

Foreign currency translation adjustment	$(196)

Unrealized gain on marketable securities	58

Repurchase of Restricted Stock		(100,000)	—	(115)

Forgiveness of Note Receivable		—	—	—

Amortization of deferred compensation		—	—	(66)

Stock options exercised net of cancellations		233,863	—	36

Cancellation of restricted stock		(76,388)	—	(117)

Sale of common stock		49,861	—	52

Payment on note receivable		—	—	—

Net loss	(6,079)	—	—	—

Total comprehensive income (loss)	$(6,217)	—	—	—

Balance at April 30, 2003		20,528,899	$20	$124,912

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Other
			Compre-	Notes	Common
	Accu-	Deferred	hensive	Receivable	Stock-
	mulated	Compen-	Income	From	holders’
	Deficit	sation	(Loss)	Officers	Equity

	(In thousands except for share related data)

Balance at April 30, 2000	$(29,214)	$(4,624)	$(345)	$(693)	$80,946

Foreign currency translation adjustment	—	—	(241)	—	(241)

Unrealized gain on marketable securities	—	—	39	—	39

Amortization of deferred compensation	—	2,612	—	—	2,612

Sale of restricted stock		323		(147)	217

Acquisition of DTI	—	—	—	—	10,940

Stock options exercised net of cancellations	—	74	—	—	143

Payment on notes receivable	—	—	—	4	4

Net loss	(11,799)	—	—	—	(11,799)

Total comprehensive income (loss)	—	—	—	—	—

Balance at April 30, 2001	(41,013)	(1,615)	(547)	(836)	82,861

Foreign currency translation adjustment	—	—	94	—	94

Unrealized loss on marketable securities	—	—	(11)	—	(11)

Amortization of deferred compensation	—	1,147	—	—	1,147

Stock options exercised net of cancellations	—	309	—	—	(1,482)

Cancellation of restricted stock	—		—	178	—

Sale of Common Stock					239

Payment on notes receivable	—	—	—	126	126

Net loss	(34,018)	—	—	—	(34,018)

Total comprehensive income (loss)	—	—	—	—	—

Balance at April 30, 2002	(75,031)	(159)	(464)	(532)	48,956

Foreign currency translation adjustment			(196)		(196)

Unrealized gain on marketable securities			58		58

Repurchase of Restricted Stock	—	—		115	—

Forgiveness of Note Receivable	—	—		22	22

Amortization of deferred compensation	—	156	—	53	143

Stock options exercised net of cancellations	—	—	—	—	36

Cancellation of restricted stock	—	—	—	117	—

Sale of common stock	—	—	—	—	52

Payment on note receivable	—	—		121	121

Net loss	(6,079)	—	—	—	(6,079)

Total comprehensive income (loss)	—	—	—	—	—

Balance at April 30, 2003	$(81,110)	$(3)	$(602)	$(104)	$43,113

See accompanying notes to consolidated financial statements.

MCK COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended April 30,

	2001	2002	2003

	(In thousands)

Cash flow from operating activities:

Net loss	$(11,799)	$(34,018)	$(6,079)

Depreciation	1,664	2,121	1,181

Amortization of goodwill and other intangibles	4,589	2,180	1,003

Impairment of goodwill and other intangibles	—	14,063	2,600

Write down of fixed assets to net realizable value	—	1,064	57

Stock based compensation	2,902	(303)	143

In-process research and development	694	—	—

Deferred income taxes	(1,502)	—	—

Change in operating assets and liabilities:

Accounts receivable	969	1,377	1,181

Inventory	(1,240)	2,459	675

Prepaids and other current assets	665	1,129	81

Accounts payable	(1,718)	(2,049)	(530)

Accrued liabilities	1,573	1,876	(2,397)

Accrued compensation and benefits	(1,052)	(507)	(433)

Deferred revenue	(62)	413	(33)

Other long-term assets	227	(35)	—

Net cash provided (used) by operating activities	(4,090)	(10,230)	(2,551)

Cash flows from investing activities:

Purchase of fixed assets	(3,100)	(645)	(234)

(Purchases) and sales of marketable securities, net	(30,887)	10,954	781

Acquisition of business, net of cash acquired	(12,650)	—	—

Net cash provided (used) by investing activities	(46,637)	10,309	547

Cash flows from financing activities:

Forgiveness of notes receivable	—	—	22

Payments on notes receivable	—	—	121

Decrease in short-term borrowings	(866)	—	—

Issuance of common stock, net	4	302	52

Proceeds from exercise of stock options	70	31	36

Net cash provided (used) by financing activities	(792)	333	231

Effect of exchange rate changes on cash	(290)	107	(152)

Net increase (decrease) in cash	(51,809)	519	(1,925)

Cash and equivalents at beginning of period	55,844	4,035	4,554

Cash and equivalents at end of period	$4,035	$4,554	$2,629

Non-cash transactions:

Sale of restricted stock, net of cancellations	$147	$—	$—

Issuance of common stock in acquisition	10,939	—	—

See accompanying notes to consolidated financial statements.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended April 30, 2001, 2002 and 2003

1. Nature of Operations

      MCK Communications, Inc. (MCK or the Company) develops and markets products that enable businesses to unleash the power of their voice communications by

•	extending the functionality and applications of their business telephone systems from the main office to outlying offices, remote call centers, teleworkers and mobile employees over public and private networks;

•	bundling with service providers to unite CPE and network services to deliver new outsourced, value added services;and

•	bridging technology gaps between existing and nextgen applications, switches and devices to enable enterprises ease of technology migration.

      Sales are made to original equipment manufacturers (OEMs) and private label partners, independent local exchange carriers (ILECs), systems integrators and distributors, telecom and datacom value added resellers (VARs), and broadband service providers. The Company operates in one business segment. In the fiscal year ended 2001, sales to one customer represented approximately 23% of consolidated revenues. In fiscal year 2002, no customer accounted for 10% or more of revenues. In fiscal 2003, sales to two customers represented approximately 30% of consolidated revenues.

      In April 2003, the Company entered into a definitive merger agreement with Verso Technologies, Inc. (“Verso”). Under the terms of the agreement, MCK will become a wholly-owned subsidiary of Verso. In connection with the merger, MCK estimates that it will declare a dividend payable to its stockholders of record immediately prior to the effective time of the merger. MCK estimates the aggregate amount of the dividend will be between $28 million and $30 million, subject to adjustment according to the merger agreement. In addition, an aggregate of 18,280,000 shares of Verso common stock will be issued in exchange for all of the shares of MCK outstanding at the time of the merger. The deal is subject to a number of closing conditions including regulatory and MCK shareholder approval. The deal is expected to close in the third calendar quarter of 2003.

2. Significant Accounting Policies

     (a) Principles of Consolidation

      The consolidated financial statements include the accounts of MCK Communications, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

     (b) Cash Equivalents

      Cash equivalents are defined as short-term, highly-liquid investments having an original maturity of three months or less.

     (c) Inventory

      Inventory is valued at the lower of cost (first-in, first-out) or market.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (d) Fixed Assets

      Fixed assets are stated at cost and depreciated on a straight-line basis over the following estimated useful lives:

Equipment	3 years

Furniture and fixtures	3 years

Purchased software	2 years

Leasehold improvements	The lesser of seven years or term of lease

     (e) Fair Value of Financial Instruments

      The Company’s cash, cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates fair value due to their relative short term to maturity.

     (f) Revenue Recognition

      Revenues from product sales are recognized upon shipment of the Company’s products to its customers and the fulfillment of all contractual terms and conditions, pursuant to guidance provided by Staff Accounting Bulletin, No. 101, Revenue Recognition in Financial Statements (SAB 101), issued by the Securities and Exchange Commission. Certain distribution partners have rights to return a contractual percentage of sales. For sales to these partners, the Company defers revenue subject to return until such rights have expired. A significant number of the Company’s contractual arrangements contain price protection provisions whereby the Company is obligated to provide refunds or credits for any decrease in unit prices of product in our customer’s inventory. The Company routinely analyzes and establishes, as necessary, reserves at the time of shipment for product returns and allowances and warranty costs. To date these amounts have not been significant.

      The Company recognizes service revenues including revenues under non-recurring engineering agreements as the service is provided. Maintenance revenues are deferred and recognized ratably over the contract period. Service and maintenance revenues have not been material.

     (g) Earnings per Share and Pro Forma Earnings per Share

      Statement of Financial Accounting Standard (“SFAS”) No. 128 requires entities to present both basic earnings per share (“EPS”) and diluted EPS. Basic EPS excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

     (h) Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the collectibility of accounts receivable, the carrying value of inventory and the recoverability of long-lived assets. Actual results could differ from those estimates.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     (i) Translation of Foreign Currencies

      All assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the rate of exchange in effect at the balance sheet date. Revenue and expense accounts are translated into U.S. dollars using the weighted-average exchange rate during the period. The gains or losses resulting from such translation are reported in a separate component of stockholders’ equity. Gains or losses resulting from foreign currency transactions, which are included in results of operations, were losses of $34,000 and $138,000 in 2001 and 2002, and a gain of $218,000 in 2003, respectively.

     (j) Income Taxes

      The Company provides deferred taxes to recognize temporary differences between the financial and tax bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

     (k) Comprehensive Income

      Comprehensive income includes all changes in equity during a period except those resulting from investments by and distributions to owners. Other comprehensive income is comprised of net income, currency translation adjustments and available-for-sale securities valuation adjustments. At April 30, 2003, the Company’s accumulated currency translation loss and accumulated unrealized gain on marketable securities was $660,000 and $58,000, respectively.

     (l) Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash equivalents, marketable securities and trade accounts receivable. The Company invests its cash equivalents in deposits with two financial institutions with strong credit ratings and or in marketable securities. The Company sells its products to customers in the telecommunications industry, primarily in the United States and Canada. The Company performs periodic credit evaluations of its customers’ financial condition and collateral is generally not required. The Company maintains reserves for potential credit losses and such losses have been within management’s expectations.

     (m) Marketable Securities

      The Company’s investments consist primarily of commercial paper and money market instruments of which $32,471,000 matures in less than one year and $4,561,000 matures beyond one year. These securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income. Realized gains and losses and declines in value judged to be other-than temporary on available-for-sale securities are included in interest income.

     (n) Stock-Based Compensation

      The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded when the exercise price of the options granted equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. In those instances where stock options were granted with exercise prices less than the fair value of the common stock at the date of grant, expense is being recognized over the vesting period. Because the stock options vest on a pro-rata basis the

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company follows the guidance included in Financial Accounting Standards Board Interpretation Nos. 28 and 44 to determine compensation expense for the period.

      The following table illustrates the assumptions used and the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based compensation. The Company has computed the pro forma disclosures required under SFAS No. 123 and SFAS No. 148 for all employee stock options granted using the Black-Scholes option pricing model prescribed by SFAS No. 123. The Company used the following weighted-average assumptions for options granted in 2001, 2002 and 2003: risk-free interest rate of 5.6%, 4.5% and 3.5%, respectively; a weighted-average expected life of the option of between five and six years; expected volatility of 1.5 in 2001, 1.4 in 2002, and 1.3 in 2003; and no dividends.

      If the Company had used the fair value-based method of accounting for its stock option and incentive plans and charged compensation cost against income, over the vesting period, based on the fair value of options at the date of grant, then the net loss and net loss per common share would have been increased to the following pro forma amounts (in thousands, except for per share amounts):

	2001	2002	2003

Net loss as reported	$(11,799)	$(34,018)	$(6,079)

Add: Stock-based compensation expense included in net loss	2,902	(303)	143

Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(6,166)	(3,318)	(2,435)

Pro forma net loss	$(15,063)	$(37,639)	$(8,371)

Net loss per common share

As reported	$(0.61)	$(1.69)	$(0.30)

Pro forma	(0.78)	(1.87)	(0.42)

      The Company’s stock option grants vest over several years and the Company intends to grant varying levels of stock options in future periods. Therefore, the pro forma effects on 2001, 2002, and 2003 net loss and net loss per common share of expensing the estimated fair value of the stock options and common shares pursuant to the stock option plan are not necessarily representative of the effects on reported results from operations for future years.

     (o) Accounting for Impairment of Long-Lived Assets

      The Company reviews its long-lived assets and goodwill for impairment when impairment indicators are present. In the event that undiscounted cash flows are not sufficient to recover the associated asset, the Company adjusts the carrying amount to fair value determined by using a discounted cash flow methodology. Also, on an on-going basis, the Company reviews the periods of depreciation and amortization for continued appropriateness.

     (p) Research and Development Costs

      Research and development costs are charged to expense as incurred.

     (q) Recent Accounting Pronouncements

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements are effective for financial reports for interim periods beginning after December 15, 2002. The Company does not expect the implementation of SFAS No. 148 will have a material impact on its consolidated financial position or results of operations.

      In November 2002, the EITF reached a consensus on Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 will be effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 or the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company is reviewing EITF Issue No. 00-21 and has not yet determined the impact, if any, this issue will have on its consolidated operating results and financial position.

      In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under a guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN 45 did not impact the Company’s consolidated results of operations or financial position.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities”, an Interpretation of Accounting Research Bulleting No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company is reviewing FIN 46 and has not yet determined the impact, if any, this issue will have on its consolidated operating results and financial position.

     (r) Warranty and Guaranties

      The Company offers a one-year basic limited warranty for all its products, including parts and labor. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and the cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

      Warranty activity for the year ended April 30, 2003 is as follows (in thousands):

Balance, April 30, 2002	$153

Provision for warranty costs	46

Warranty expenditures	(39)

Balance, April 30, 2003	$160

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company offers service contracts that may be purchased after a standard warranty has expired. Service contracts may be purchased for periods from one to five years. The Company recognizes service contract revenue ratably over the life of the contract. Actual service contract expenses incurred and charged to cost of sales during an interim period may be more or less than the amount of amortized service contract revenue recognized in that period.

3. Inventory

      Inventory consisted of (in thousands):

	April 30,

	2002	2003

Raw materials	$1,594	$933

Finished goods	284	270

	$1,878	$1,203

4. Fixed Assets

      Fixed assets consisted of (in thousands):

	April 30,

	2002	2003

Equipment	$2,650	$2,118

Purchased software	1,452	1,233

Leasehold improvements	140	155

Furniture and fixtures	199	178

	4,441	3,684

Accumulated depreciation	(2,912)	(3,145)

	$1,529	$539

5. Credit Agreements

      During the fiscal year ended April 30, 2002, the Company maintained a revolving credit agreement that provided for borrowings up to the lesser of $5 million or 80% of qualifying receivables. No amounts were outstanding under this agreement at April 30, 2002. The agreement bore interest at the bank’s base rate and the debt was collateralized by substantially all assets of the Company. The Company terminated the agreement in April 2002.

      The Company paid interest and fees of approximately $36,000, $53,000 and $28,000 for the years ended April 30, 2001, 2002 and 2003, respectively.

      At April 30, 2003, restricted securities include approximately $2 million pledged to secure a letter of credit, which expires in January 2004, in favor of the landlord of the Company’s headquarters in Needham, MA.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6. Income Taxes

      Pre-tax income (loss) is summarized by country as follows (in thousands):

	April 30,

	2001	2002	2003

Canada	$24	$(614)	$(804)

United States	(12,953)	(33,344)	(5,232)

Total	$(12,929)	$(33,958)	$(6,036)

      The provision (benefit) for income taxes consisted of (in thousands):

	April 30,

	2001	2002	2003

Current:

Canada	$254	$—	$—

United States	118	60	43

	372	60	43

Deferred:

Canada	(33)	—	—

United States	(1,469)	—	—

	(1,502)	—	—

Total	$(1,130)	$60	$43

      The provision (benefit) for income taxes differed from the amount computed by applying the U.S. federal statutory rate as follows (in thousands):

	April 30,

	2001	2002	2003

Income tax provision (benefit) at statutory rate	$(4,525)	$(11,885)	$(2,113)

Tax loss with no current benefit	1,524	9,269	3,159

Utilization of foreign net operating losses	—	—	—

Foreign tax differential	2	(59)	(77)

Non-deductible expenses	1,878	4,024	(21)

Tax credits	—	(512)	(676)

State taxes, net of federal benefit	(332)	(1,079)	(253)

Other, net	323	302	24

Total	$(1,130)	$60	$43

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	April 30,

	2002	2003

Deferred tax assets:

Reserves and accruals	$2460	$1,641

Fixed assets	1,096	1,513

Tax credits	667	1,342

Net operating loss carryforwards	8,161	9,681

Total deferred tax assets	12,384	14,177

Deferred tax liabilities:

Intangible assets	(1,591)	(224)

Total deferred tax liabilities	(1,591)	(224)

Valuation allowance	(10,793)	(13,953)

Net deferred taxes	$—	$—

      The Company has incurred cumulative losses for the three year period ended April 30, 2003. Consequently, the Company is unable to conclude that it is more likely than not the Company will generate taxable income in the foreseeable future. Accordingly, the Company has provided a valuation allowance covering its net deferred tax asset.

      At April 30, 2003 and 2002, the Company had $1,156,755 and $480,696 of Canadian investment tax credits earned as a result of government incentive programs which begin to expire in 2009. At April 30, 2003, the Company had $135,757 of United States research credits which begin to expire in 2013 and net operating loss carryforwards of approximately $22,077,701 which begin to expire in 2019. The Company paid income taxes of approximately $207,000, $161,000 and $43,000 in 2001, 2002, and 2003 respectively.

7. Stock Plans

      In June 1996, the Company adopted the 1996 Stock Option Plan (the “1996 Plan”), which provides for the issuance of up to 1,959,081 shares of common stock of the Company as either incentive stock options or non-qualified stock options. The 1996 Plan is administered by the Compensation Committee of the Board of Directors. Both incentive stock options and non-qualified stock options are generally granted at the fair market value, although as disclosed herein, certain options were granted below fair market value. Options granted under the 1996 Plan generally vest as to 25% of the underlying shares on the first anniversary of the date of grant and ratably over the remaining thirty-six months and expire five and ten years from date of grant for incentive stock options and non-qualified stock options, respectively. At April 30, 2003, 413,622 shares were available for future grant. At April 30, 2001, 2002 and 2003, there were 334,493, 317,525 and 99,309 options exercisable under the 1996 Plan, at a weighted average exercise price of $0.42, $0.40 and $0.85 per share, respectively.

      In August 1999, the Company adopted the 1999 Stock Option and Grant Plan (the “1999 Plan”). The 1999 Plan provides for the issuance of up to 3,560,000 shares of common stock of the Company as either incentive stock options or non-qualified stock options. The 1999 Plan is administered by the Compensation Committee of the Board of Directors. Options granted under the 1999 Plan generally vest as to 25% of the underlying shares on the first anniversary of the date of grant and ratably over the remaining twelve quarters and expire ten years from the date of grant. At April 30, 2003, 2,358,790 shares were available for future grant.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At April 30, 2001, 2002 and 2003 there were 445,507, 552,948 and 332,116 options exercisable under the 1999 Plan at a weighted average exercise price of $13.44, $10.42 and $ 8.82 per share, respectively.

      On August 15, 2000 the Board of Directors of the Company adopted the 2000 Director Stock Option Plan (The “Director Plan”). The Director Plan provides for the issuance of up to 500,000 shares of common stock of the Company as non-qualified stock options. The Director Plan is administrated by a committee of the Board of Directors. Initial options granted under the Director Plan generally vest ratably over twelve quarters. Annual options granted are fully vested and are immediately exercisable at the date of grant. All options granted under the Director Plan expire upon the termination date of the participant. At April 30, 2003, 226,255 shares were available for future grant. At April 30, 2001, 2002 and 2003, there were 15,624, 59,060 and 175,309 options exercisable at a weighted average exercise price of $16.50, $11.25 and $7.21 per share, respectively.

      The following table summarizes option activity over the life of the 1996 Plan, the 1999 Plan and the Director Plan:

	Options	Weighted Average
	Outstanding	Exercise Price

Outstanding at April 30, 2000	2,124,167	$8.57

Granted	3,127,779	10.21

Exercised	(357,801)	0.19

Canceled	(895,798)	16.76

Outstanding at April 30, 2001	3,998,347	$9.02

Granted	937,679	1.55

Exercised	(250,239)	0.11

Canceled	(2,351,439)	9.64

Outstanding at April 30, 2002	2,334,348	$5.94

Granted	601,325	1.04

Exercised	(227,487)	0.11

Canceled	(1,240,878)	6.13

Outstanding at April 30, 2003	1,467,308	$4.53

      The following table presents certain information about options outstanding as of April 30, 2003:

				Weighted
				Average
		Weighted Average	Number of	Exercise Price
	Number of	Remaining Contractual	Options	of Options
Exercise Price	Options	Life (Yrs.)	Exercisable	Exercisable

$0.098–$1.01	166,993	6.49	132,079	$0.64

$1.05	351,275	9.53	—	—

$1.08–$1.13	253,818	8.89	64,602	1.11

$1.15–$2.03	249,229	7.09	121,719	1.64

$2.03125–$2.25	86,250	8.01	39,876	2.15

$3.125–$4.4375	53,250	7.68	30,503	4.38

$5.8125–$16.5	196,380	7.34	139,573	12.74

$18.0625–$33.9375	110,113	7.09	78,382	24.58

	1,467,308		606,734	$7.05

      The Company recorded deferred compensation charges of approximately $8,464,000 related to stock options and restricted stock granted with exercise prices below market prices during the fiscal year ended

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 30, 2000. The deferred compensation is being amortized to expense over the vesting period of the individual options, generally four years. In the fourth quarter of the fiscal year ended April 30, 2002, the Company recorded an adjustment to reverse approximately $1.5 million of stock-based compensation expense previously recorded relating to terminated employees.

      The weighted-average per share fair value of stock options granted was $9.98, $1.56 and $0.98 in 2001, 2002 and 2003, respectively.

      The weighted average remaining contractual life for all stock options outstanding at April 30, 2003 was 8.03 years.

      The Company issued 100,000 shares of restricted common stock having a fair value of $2.5312 per share in March 2001, 22,950 shares of restricted common stock at $3.27 per share which was less than the fair value in September 1999, 374,850 shares of restricted common stock at $1.63 per share which was less than fair value in July 1999, 114,750 shares of restricted common stock having a fair value of $0.098 per share in June 1998 and 1,538,178 shares of restricted common stock having a fair value of $0.098 per share in January 1998 to certain executives and a member of the Board of Directors in exchange for promissory notes totaling $1,102,672. The promissory notes are non-interest bearing to employees insofar as the Company is required to reimburse the employees for any interest on the promissory notes that is payable to the Company. The face values of the promissory notes approximate their fair market value. Upon termination for any reason other than for cause or in the event of the merger, consolidation or sale of substantially all of the Company’s assets or voting securities, the Company must repurchase all the non-vested restricted stock of the executives at the original issue price. If an executive is terminated for cause, the Company must repurchase such executive’s vested and non-vested restricted stock.

      The Company has a right of first refusal prior to any transfer of restricted stock. The restricted stock generally vests over four years and the promissory notes have a five-year maturity. The outstanding balance of the promissory notes at April 30, 2002 and 2003 is $532,145 and $103,978, respectively. During the year ended April 30, 2003, the Company repurchased the 100,000 shares issued in March 2001 for the fair market value of $115,000, which was applied against the outstanding balance of the note receivable. The Company forgave the remaining balance due under the promissory note as part of the separation agreement which superceded the Company’s earlier determination that the loan was not subject to repayment.

      At April 30, 2003, the Company had reserved 4,465,975 shares of common stock for issuance under the 1996 and 1999 Stock Option plans and the Director plan.

8. Employee Stock Purchase Plan

      The Company has an employee stock purchase plan (the “Stock Purchase Plan”) under which eligible employees may purchase common stock at a price per share equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each offering period. Participation in the offering is limited to 10% of an employee’s compensation (not to exceed amounts allowed under section 423 of the Internal Revenue Code), may be terminated at any time by the employee and automatically ends on termination of employment with the Company. A total of 250,000 shares of common stock have been reserved under the Stock Purchase Plan.

      In addition, on each May 1, the aggregate number of shares of common stock reserved for issuance under the Stock Purchase Plan will be increased automatically by a number of shares equal to 0.5% of the total number of outstanding shares on the immediately preceding April 30, subject to the ability of the Compensation Committee to reduce the amount of the increase in any particular year; provided that the aggregate number of shares that may be issued over the term of the Stock Purchase Plan shall not exceed 500,000 shares. The Company suspended the Stock Purchase Plan effective May 31, 2003 pending the merger transaction with Verso Technologies.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9. Employee Savings Plans

      The Company maintains a retirement savings plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all U.S. employees and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company also maintains a Registered Retirement Savings Plan for its Canadian employees, which allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company made no contributions to either plan during 2001, 2002 or 2003.

10. Commitments and Contingencies

      The Company leases office space in the United States, Canada, and the United Kingdom under non-cancelable operating leases.

      Total rent expense under all operating leases for 2001, 2002 and 2003 was approximately $478,000, $1,331,000, and $1,318,000, respectively. At April 30, 2003, future minimum lease commitments were approximately $1,597,000 in 2004, $1,514,000 in 2005, $1,425,000 in 2006 and $1,238,000 in 2007. Future minimum lease payments have not been reduced by future minimum sublease rentals of $686,000 in each of 2004, 2005, 2006 and 2007.

11. Earnings Per Share and Pro Forma Earnings Per Share

      The calculations of earnings per share are as follows (in thousands, except for share related amounts):

	Years Ended April 30,

	2001	2002	2003

Numerator:

Net loss	$(11,799)	$(34,018)	$(6,079)

Numerator for basic and diluted earnings per share — income available to common stockholders	$(11,799)	$(34,018)	$(6,079)

Denominator:

Denominator for basic and diluted earnings per share — weighted-average shares	19,213,239	20,126,113	20,499,108

Basic and diluted loss per share	$(0.61)	$(1.69)	$(0.30)

      The following potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been anti-dilutive (in thousands):

	Year Ended April 30,

	2001	2002	2003

Shares issuable under stock options	3,998	2,334	1,537

Shares of nonvested restricted stock	381	88	8

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. Valuation and Qualifying Accounts

      Accounts Receivable Reserves and Allowances (in thousands):

			Additions
	Balance at	Balance	Charged to	Deductions	Balance at
	Beginning of	Acquired in	Income	(Principally	End of
Period	Year	Acquisition	Statement	Write-Offs)	Year

Year ended April 30, 2001	$154	$151	$808	$(517)	$596

Year ended April 30, 2002	$596	$—	$(289)	$193	$500

Year ended April 30, 2003	$500	$—	$(204)	$(46)	$250

13. Legal Proceedings

      On May 3, 2000, Joan Lockhart, the Company’s former Vice President of Marketing, filed a complaint in Massachusetts State Court against the Company. In the complaint, captioned Joan Lockhart v. MCK Communications, Inc., (Middlesex Superior Court), Ms. Lockhart asserts a claim for breach of contract against the Company based on her allegations that the Company failed to comply with the terms of her employment agreement and a certain restricted stock agreement executed by and between the Company and Ms. Lockhart. On June 5, 2000, the Company filed its answer denying the material allegations of Ms. Lockhart’s complaint. On December 6, 2001, the Massachusetts Superior Court, Middlesex County, entered judgment against the Company and in favor of Ms. Lockhart in the amount of approximately $1,160,000, including interest which amount was charged to operations in 2002. The Company determined not to appeal the judgment and on December 17, 2002, the parties agreed to settle the case for $1,100,000.

      In December 2001, a complaint was filed in the Southern District of New York seeking an unspecified amount of damages on behalf of an alleged class of persons who purchased shares of the Company’s common stock between the date of its initial public offering and December 6, 2000. The complainants named as defendants the Company and certain of its officers and other parties as underwriters of its initial public offering (the “MCK defendants”). The plaintiffs allege, among other things, that the Company’s prospectus, contained in the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, was materially false and misleading because it failed to disclose that the investment banks which underwrote the Company’s initial public offering of securities and others received undisclosed and excessive brokerage commissions, and required investors to agree to buy shares of securities after the initial public offering was completed at predetermined prices as a precondition to obtaining initial public offering allocations. The plaintiffs further allege that these actions artificially inflated the price of the Company’s common stock after the initial public offering. This case is one of many with substantially similar allegations known as the Laddering Cases filed before the Southern District of New York against a variety of unrelated issuers and investment bankers and have been consolidated for pre-trial purposes before one judge to assist with administration. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed in July 2002. After a hearing on the motion to dismiss, the Court, on February 19, 2003, denied dismissal of the claims against the companies and individuals, including the MCK defendants. The Company will answer the complaint and respond to any discovery served. The Company believes that the claims against it are meritless and that it intends to defend the action. No provision has been recorded for this matter.

      The Company has been named a defendant in a lawsuit filed in Norfolk County, Massachusetts by Entrata Communications, Inc. (Entrata). Entrata Communications, Inc. v. Superwire.com. Inc. and MCK Communications, Inc. arises out of a dispute between Entrata and one of its largest shareholders, Superwire.com, Inc. (Superwire). Pursuant to a contract with Entrata, the Company was obligated to pay Entrata $750,000 in early 2002. In order to take advantage of a $100,000 discount offered for early payment, the Company paid Entrata $650,000 in November 2001, in full satisfaction of its contractual obligations. The

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

funds were placed in escrow with Superwire’s California law firm, Jeffers, Shaff & Falk, LLP (JSF), which agreed not to disburse the funds until the dispute between Entrata and Superwire had been resolved. Nevertheless, Entrata contends that it never received the funds from the Company and that the funds were diverted to Superwire and JSF. Through the lawsuit, Entrata seeks to recover from both the Company and Superwire the full $750,000 that the Company would have owed in 2002. The Company has asserted counterclaims against Entrata for and cross-claims against Superwire for fraud and breach of contract. On October 11, 2002, Superwire and Entrata filed cross-motions for summary judgment against each other. The Court denied both motions on March 13, 2003, and gave the parties until October 17, 2003 to complete discovery. Following denial of the cross-motions for summary judgment, the Company filed a motion to add JSF and two of its partners, Barry D. Falk and Mark R. Ziebell, as third-party defendants. The motion is unopposed and is likely to be allowed. As discovery has not yet commenced, it is too soon to assess the Company’s likelihood of success in this litigation. Management intends to defend the claims against the Company and prosecute its counterclaims, cross-claims and third-party claims. No amounts, other than the original payment, have been provided for this matter in the accompanying financial statements.

14. Segments

      Information about the Company’s revenue and long-lived assets by geographic area is as follows (in thousands):

	April 30,

	2001	2002	2003

Revenues from external customers:

United States	$31,200	$13,179	$12,855

Canada	4,027	1,931	705

Rest of world	2,993	1,377	1,019

Total	$38,220	$16,487	$14,579

	April 30,

	2002	2003

Long-lived assets:

United States	$5,144	$745

Canada	461	272

Rest of world	7	2

Total	$5,612	$1,019

15. Acquisition of DTI

      In June, 2000, the Company acquired all of the outstanding stock of DTI Holdings, Inc. (“DTIH”), its wholly owned subsidiary Digital Techniques, Inc (together “DTI”) for $12.7 million in cash, including transaction costs, and 364,601 shares of common stock and 101,916 stock options with a fair market value of $10.9 million. The Company engaged an independent firm to determine the value of certain tangible and intangible assets owned by DTIH for the purpose of allocating the total purchase price. The Company allocated approximately $1.6 million of the purchase price to tangible liabilities, $16.8 million to goodwill and other intangibles, $8.0 million to completed technology, and $694,000 to in-process development. During the year ended April 30, 2002, the Company terminated substantially all the DTI staff, which was not contemplated at the date of acquisition. As a result, the Company determined that impairment indicators were evident. The Company evaluated the recoverability of its long-lived assets, including intangibles related to the DTI acquisition and wrote off all remaining unamortized goodwill of $12.4 million and reduced the carrying

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

value of certain identifiable intangibles by $1.7 million to their estimated fair value of $4.9 million at July 31, 2001.

      In the quarter ended January 31, 2003, based upon current economic conditions, the Company’s operating results, and the termination of the distribution agreement with one of the Company’s customers, the Company determined that impairment indicators were present. The Company evaluated the recoverability of its long-lived assets including those related to the DTI acquisition and determined the estimated future undiscounted cash flows were below their carrying value at January 31, 2003. Undiscounted cash flows were determined at an enterprise level as the operations and technology of DTI had been integrated with those of the Company. Accordingly, the Company reduced the intangible assets by $2.6 million to their estimated fair value of $0.4 million. The estimated fair value was based on anticipated future cash flows discounted at a rate of 25%, which is commensurate with the risk involved. The Company anticipates that this intangible asset will be fully amortized by July 31, 2005.

      The consolidated results of operations for the year ended April 30, 2001 include DTI’s results from June 14, 2000. Assuming the acquisition of DTI occurred on May 1, 2000, on a pro-forma basis, the Company would have reported revenues of $39.6 million, a net loss of $14.2 million and basic net loss per common share of $0.74 for the year ended April 30, 2001. The unaudited pro-forma financial information is presented for illustrative purposes and is not necessarily indicative of the combined results of operations in future periods or the results that actually would have been realized had MCK and DTIH been a combined company during the specified periods.

      Effective May 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 affects the Company’s treatment of goodwill and other intangible assets. SFAS No. 142 requires that intangible assets be assessed and classified within the statement’s criteria. Intangible assets with finite useful lives will continue to be amortized over those periods. Amortization of goodwill and intangible assets with indefinite lives ceased. The adoption of this standard did not have a significant impact on the Company since all goodwill was previously written off in fiscal 2002 and the Company has no intangible assets with indefinite lives.

      At April 30, 2003, the components of intangible assets subject to amortization, which consist principally of purchased technology, are as follows (in thousands):

Gross carrying value	$2,332

Accumulated amortization	(1,957)

$375

      Aggregate amortization expense for the year ended April 30, 2001, 2002, and 2003 was $4,588,000, $2,180,000 and $1,003,000, respectively.

16. Entrata License Agreement

      During the year ended April 30, 2001, the Company entered into an agreement with Entrata providing MCK with a royalty free, non-exclusive, perpetual, worldwide license to use, install, and modify Entrata’s LoopBuilder 50 and 100 series integrated access device technology. This technology was to have been integrated into certain MCK products and solutions and resold or sublicensed under MCK’s name and trademarks. In consideration for the license and related training, MCK agreed to pay $3.0 million, of which $2,250,000 was advanced to Entrata under the terms of the agreement. In order to take advantage of a $100,000 discount offered for early payment, the Company paid Entrata $650,000 in November 2001, in full satisfaction of its contractual obligations. The Company received the source code and all deliverables in February 2001. Training was completed during the Company’s fourth quarter of fiscal 2001. The entire $3.0 million was expensed during the fourth quarter of fiscal 2001 as in-process research and development.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. Other Income

      In fiscal 2003, the Company recorded Other Income of $918,000 in the Statement of Operations. Included in Other Income for the year are a gain of $218,000 from foreign currency transactions, and settlements received from OEM partners. The Company agreed to terminate an OEM Development and Supply agreement with one of its partners and received $500,000 from the partner as consideration for the release from its contractual obligations under the original agreement. In addition, the Company received $180,000 from another OEM partner as settlement of all claims related to the original OEM agreement, which had been terminated.

18. Restructuring

      During the year ended April 30, 2001, the Company reorganized various operating functions of its business, re-focusing the business on core competencies and matching staffing needs to strategic initiatives. The reorganization and refocusing resulted in a reduction of the Company’s workforce by approximately 10% or 25 employees. In conjunction with this action the Company recorded a charge of approximately $597,000 for the costs of severance, related benefits and outplacement services.

      During the year ended April 30, 2002, due to the continued downturn in the economic environment and to accelerate the Company’s return to profitability, the Company instituted a number of actions to streamline operations. These actions included closing the Company’s Texas operations and personnel reductions at the Company’s Needham and Calgary locations. In connection with these actions, the Company recorded aggregate charges of approximately $1.5 million related to the costs of severance, related benefits and outplacement services. The consolidation and reorganization resulted in aggregate reductions of our workforce by approximately 126 employees, or 66% of our workforce. The employee termination costs were paid out through December 2002. In addition, the Company recorded a provision of approximately $250,000 related to remaining lease obligations for its Texas operations and recorded a charge of approximately $200,000 related to fixed assets previously used at those facilities and abandoned. The Texas facility lease obligations expire in August 2004. The Company recorded a charge of approximately $1.5 million in connection with a sublease of part of its space at the Needham location through the remaining lease term. In addition, the Company recorded a charge of approximately $800,000 related to fixed assets and leasehold improvements at that facility. The Needham facility lease obligation expires in February 2007. During October 2002, the Company reviewed the adequacy of the remaining reserves related to these restructuring accruals and determined that $59,000 of reserves previously recorded were not required. The charges were reversed in the quarter ended October 31, 2002.

      During October 2002, we reduced headcount at our Needham and Calgary locations in order to align staff to lower revenues and continue to match our staffing needs to our strategic initiatives. The reorganization resulted in a reduction of our workforce by approximately 20% or 15 employees. In conjunction with this action, we recorded an aggregate charge of approximately $325,000 for the costs of severance and related benefits and outplacement services.

      During January 2003, we announced a leadership change within our senior management team, involving the departure of our President and CEO Ms. Glenda Davis, as well as her resignation from our Board of Directors. We recorded an aggregate charge of approximately $385,000 related to the cost of severance and related benefits. Ms. Davis’ severance costs will be paid out through January 2004.

      In April 2003, we reviewed the adequacy of our remaining reserves related to the prior restructuring activities and determined that $99,000 of reserves previously recorded were not required. These charges were reversed in April 2003.

MCK COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the restructuring activity for the year ended April 30, 2003:

	Employee	Facility	Write-down of
	Termination Costs	Exit Costs	Fixed Assets

Balance April 30, 2001	$380	$—	$—

Restructuring provision	1,465	1,781	1,064

Non-cash charges	—	—	(1,044)

Paid to date	(1,370)	(44)	—

Balance April 30, 2002	475	1,737	20

Restructuring provision (reversal), net	562	—	(10)

Non-cash charges	—	—	(10)

Paid to date	(820)	(680)	—

Balance April 30, 2003	$217	$1,057	$—

19. Quarterly Results of Operations (Unaudited)

	Quarter

2002	First	Second	Third	Fourth

	(in thousands except per share data)

Revenues	$3,403	$4,433	$4,051	$4,600

Gross profit	1,378	2,015	1,897	2,100

Net loss	(21,028)	(5,000)	(5,170)	(2,820)

Loss per common share	$(1.06)	$(0.25)	$(0.26)	$(0.14)

	Quarter

2003	First	Second	Third	Fourth

	(in thousands except per share data)

Revenues	$4,511	$3,475	$3,172	$3,421

Gross profit	2,299	1,858	1,671	1,583

Net loss	(852)	(1,324)	(3,581)	(322)

Loss per common share	$(0.04)	$(0.06)	$(0.17)	$(0.02)

REPORT OF FRAZIER & DEETER, LLC INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Clarent Corporation

      We have audited the accompanying consolidated balance sheet of Clarent Corporation as of December 31, 2002, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarent Corporation as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s commencement of a voluntary case under Chapter 11 of the United States Bankruptcy Code, recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 1. The 2002 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ FRAZIER & DEETER, LLC

Atlanta, Georgia

June 27, 2003

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Clarent Corporation

      We have audited the accompanying balance sheet of Clarent Corporation as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarent Corporation at December 31, 2001, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and net capital deficiency raise substantial doubt about its ability to continue as a going concern. The 2001 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

San Jose, California

June 13, 2003

CLARENT CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,

	2002	2001

	(In thousands, except
	par values)

ASSETS

Current assets:

Cash and cash equivalents	$12,269	$29,804

Short-term investments	—	10,584

Restricted cash and short-term investments	—	10,000

Accounts receivable, net of allowance for doubtful accounts of $460 at 2002 and $1,483 at 2001.	3,899	10,513

Inventories	3,923	9,939

Prepaid expenses and other current assets	3,175	3,440

Total current assets	23,266	74,280

Investments	250	6,530

Property and equipment, net	1,938	4,089

Deposits and other assets	824	5,999

Note receivable from a leasing company	—	5,000

Total assets	$26,278	$95,898

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:

Liabilities not subject to compromise:

Accounts payable	$419	$6,150

Deferred revenue	2,475	6,825

Accrued liabilities	2,918	15,606

Customer advances	—	20,967

Restructuring and merger related accrual	896	7,607

Total current liabilities	6,708	57,155

Restructuring accrual — long term	—	44,778

Liabilities subject to compromise	24,379	—

Total liabilities	31,087	101,933
Commitments and contingencies

Stockholders’ deficit:

Preferred Stock, $0.001 par value: 5,000 shares authorized; none issued and outstanding (including Series A Junior Participating Preferred Stock, $0.001 par value: 2,000 shares authorized; none issued and outstanding)	—	—

Common stock, $0.001 par value: 200,000 shares authorized; 41,041 and 41,012 issued and outstanding at 2002 and 2001, respectively	582,676	583,272

Deferred compensation	(62)	(1,186)

Accumulated other comprehensive loss	—	(183)

Accumulated deficit	(587,423)	(587,938)

Total stockholders’ deficit	(4,809)	(6,035)

Total liabilities and stockholders’ deficit	$26,278	$95,898

See accompanying notes to consolidated financial statements.

CLARENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)

Net revenue:

Product and software	$26,723	$53,413	$93,988

Service	3,915	14,163	13,943

Total net revenue	30,638	67,576	107,931

Cost of revenue:

Product and software	8,640	91,754	50,630

Service	2,940	13,321	8,367

Total cost of revenue	11,580	105,075	58,997

Gross profit (loss)	19,058	(37,499)	48,934

Operating expenses:

Research and development	15,561	55,569	29,894

Sales and marketing	11,063	78,839	59,301

General and administrative	26,203	26,030	17,352

Amortization of deferred compensation and other compensation charges	525	6,495	6,201

Amortization of goodwill and other intangibles	—	27,323	15,654

Impairment of goodwill, other intangibles and equity investments	380	107,059	1,000

Impairment of property and equipment	—	47,571	—

Restructuring and merger related costs	3,443	64,005	1,386

Purchased in-process research and development	—	—	31,496

Total operating expenses	57,175	412,891	162,284

Loss from operations	(38,117)	(450,390)	(113,350)

Chapter 11 related reorganization items	30,321	—	—

Other income (expense), net	8,515	(9,398)	(52)

Interest income (expense), net	(90)	6,062	18,097

Income (loss) before benefit from (provision for) income taxes	629	(453,726)	(95,305)

Benefit from (provision for) income taxes	(114)	467	(424)

Net income (loss)	$515	$(453,259)	$(95,729)

See accompanying notes to consolidated financial statements.

CLARENT CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible					Accumulated		Total
	Preferred Stock		Common Stock			Other		Stockholders’
					Deferred	Comprehensive	Accumulated	Equity
	Shares	Amount	Shares	Amount	Compensation	Loss	Deficit	Deficit

	(In thousands)

Balances as of December 31, 1999	—	$—	30,986	$353,894	$(5,990)	$(112)	$(38,950)	$308,842

Common stock for options and employee stock purchase plan	—	—	3,388	8,113	—	—	—	8,113

Common stock for acquisitions	—	—	4,974	221,321	—	—	—	221,321

Deferred compensation for grant of stock options in acquisition	—	—	—	—	(9,952)	—	—	(9,952)

Exercise of common stock warrants	—	—	2	—	—	—	—	—

Amortization of deferred compensation	—	—	—	—	6,202	—	—	6,202

Comprehensive income (loss):

Net loss	—	—	—	—	—	—	(95,729)	(95,729)

Foreign currency translation adjustment	—	—	—	—	—	(260)	—	(260)

Unrealized gain on securities	—	—	—	—	—	46	—	46

Total comprehensive net loss								(95,943)

Balances as of December 31, 2000	—	—	39,350	583,328	(9,740)	(326)	(134,679)	438,583

Common stock for options and employee stock purchase plan	—	—	1,662	2,003	—	—	—	2,003

Cancellation of unvested stock options	—	—	—	(2,743)	2,743	—	—	—

Compensation expense for change in original stock option term	—	—	—	684	—	—	—	684

Amortization of deferred compensation	—	—	—	—	5,811	—	—	5,811

Comprehensive income (loss):

Net loss	—	—	—	—	—	—	(453,259)	(453,259)

Foreign currency translation adjustment	—	—	—	—	—	162	—	162

Unrealized loss on securities	—	—	—	—	—	(19)	—	(19)

Total comprehensive net loss								(453,116)

Balances as of December 31, 2001	—	—	41,012	583,272	(1,186)	(183)	(587,938)	(6,035)

Common stock for options	—	—	29	3	—	—	—	3

Cancellation of unvested stock options	—	—	—	(599)	599	—	—	—

Amortization of deferred compensation	—	—	—	—	525	—	—	525

Comprehensive income (loss):

Net income	—	—	—	—	—	—	515	515

Foreign currency translation adjustment	—	—	—	—	—	195	—	195

Unrealized loss on securities	—	—	—	—	—	(12)	—	(12)

Total comprehensive net income								698

Balances as of December 31, 2002	—	$—	41,041	$582,676	$(62)	$—	$(587,423)	$(4,809)

See accompanying notes to consolidated financial statements.

CLARENT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2001	2000

	(In thousands)

Operating activities:

Net income (loss)	$515	$(453,259)	$(95,729)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation	1,937	17,216	9,791

Impairment of property and equipment	—	47,571	—

Amortization of deferred compensation and other stock compensation charges	525	6,495	6,201

Write off of cumulative foreign currency translation adjustment	—	1,049	—

Loss on property and equipment disposal	—	815	—

Amortization of goodwill and other intangibles	—	29,403	16,733

Purchased in-process research and development	—	—	31,496

Impairment of goodwill and other intangibles	—	99,149	—

Impairment and write-off of strategic investments	380	9,240	1,000

Chapter 11 reorganization items	(30,321)	—	—

Changes in operating assets and liabilities, net of effect of acquired businesses:

Accounts receivable	6,614	10,631	9,417

Inventories	6,016	7,688	(4,763)

Prepaid expenses and other current assets	265	1,252	(1,926)

Other assets	5,175	(1,482)	(3,892)

Accounts payable and accrued liabilities	(14,570)	(15,356)	2,370

Deferred revenue	(4,350)	(1,703)	(1,995)

Customer advances	(7,701)	18,416	2,551

Restructuring and merger related accrual	(8,004)	49,286	6,248

Net cash used in operating activities	(43,519)	(173,589)	(22,498)

Investing activities:

Restricted cash	10,000	(10,000)	—

Purchases of short-term investments	—	(37,623)	(221,919)

Purchases of long-term investments	—	(4,395)	(16,719)

Sale and maturity of short-term investments	10,568	102,007	191,601

Sale of long-term investments	—	4,354	5,728

Payment from (loan to) related party leasing company	5,000	(5,000)	—

Purchases of property and equipment	(306)	(33,158)	(30,466)

Proceeds from sales of property and equipment	526	—	—

Proceeds from sale of Clarent Corporation Pty Ltd.	196	—	—

Acquisition of businesses, net cash acquired	—	—	33,316

Net cash provided by (used in) investing activities	25,984	16,185	(38,459)

Financing activities:

Proceeds from line of credit	—	16,200	—

Repayments of line of credit	—	(16,200)	—

Net proceeds from issuance of common stock	—	2,003	8,113

Net proceeds from issuance of preferred stock	—	—	—

Net cash provided by financing activities	—	2,003	8,113

Effect of exchange rate changes on cash and cash equivalents	—	(422)	(253)

Net decrease in cash and cash equivalents	(17,535)	(155,823)	(53,097)

Cash and cash equivalents, beginning of year	29,804	185,627	238,724

Cash and cash equivalents, end of year	$12,269	$29,804	$185,627

Supplemental disclosure of cash flow information:

Cash paid for interest	$—	$207	$6

Supplemental disclosure of non-cash activities:

Preferred stock received in exchange for settlement of accounts receivable	$—	$—	$1,500

Issuance of common stock in connection with business acquisitions	$—	$—	$221,321

Conversion of promissory notes into strategic investments	$—	$1,250	$—

Settlement of liability in exchange for note payable	$920	$—	$—

Settlement of loan guarantees in exchange for lease portfolio	$1,614	$—	$—

Reversal of deferred stock compensation related to stock option cancellations	$599	$2,743	$—

Assignment of strategic investment in connection with settlement of a liability	$5,900	—	—

See accompanying notes to consolidated financial statements.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

     Description of Business

      Clarent Corporation (the “Company” or “Clarent”) was a provider of software-based communications solutions designed to take advantage of the flexibility and universal reach of Internet Protocol (IP) communications networks, the most prominent of which is the public network known as the Internet. Clarent’s historical customers included telecommunications service providers and enterprises in over 80 countries throughout the globe.

      As more fully described in the accompanying footnotes and prior filings with the Securities Exchange Commission (“SEC”), the Company underwent several significant events during 2002 and 2001 that, combined with the adverse conditions impacting the telecommunications industry, had a material adverse impact on the Company’s financial position and operating results.

      On December 13, 2002 (the “Petition Date”), the Company commenced a voluntary case under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Case”). The Company is currently managing its affairs as debtor-in-possession in accordance with the applicable provisions of the Bankruptcy Code. During the Chapter 11 Case, the Company sold substantially all of its business assets to Verso Technologies, Inc. (“Verso”). As result of the sale to Verso, the Company no longer has operating assets and will not continue to sell any products. None of the Company’s subsidiaries have commenced cases under the Bankruptcy Code (collectively, the “Non-Debtor Subsidiaries”).

     Prior Restatement of Financial Statements

      On August 26, 2001, the Company’s Board of Directors formed a special committee, comprised of three outside directors, Messrs. Pape, Forman and Barker. The special committee directed and instructed the Company’s outside counsel to investigate certain facts that had come to the Board’s attention and that the Board determined could reflect potential accounting and financial irregularities. The Company’s outside counsel, at the direction of the special committee, requested the Company’s independent auditors to assist in the investigation. On September 4, 2001, the Company announced that it had discovered accounting and financial irregularities that materially affected the Company’s previously reported financial results for the first two quarters of the year 2001. Subsequently on October 23, 2001, the Company announced that it also had discovered accounting and financial irregularities that materially affected the Company’s previously reported financial results for the year 2000. In the course of the investigation, the Company discovered accounting and financial irregularities arising from activities that appear to have been initiated by a number of parties no longer associated with the Company, resulting in, among other things, an overstatement in revenue of an aggregate amount of $129.4 million over the restated periods. On May 8, 2002, the Company filed amendments to prior SEC filings in connection with a restatement of its financial statements for the year ended December 31, 2000 and the quarters ended March 31, 2000, June 30, 2000, September 30, 2000, March 31, 2001 and June 30, 2001.

     Impact of Prior Restatement of Financial Statements and Overall Decline in Business Conditions

      In late 2001 and throughout 2002, the Company experienced a significant decline in revenue as a result of the decline in the demand for telecommunications equipment and the effect of the restatement of the Company’s 2001 financial statements. Demand for its products was depressed through 2002, resulting in widening losses from operations and negative cash flow from operations. In addition, during 2002, the Company continued to incur substantial expenses in connection with the restatement of its 2001 financial statements and related litigation matters. The Company recorded additional losses in the form of restructuring in the first quarter of 2002, related primarily to employee separation and facilities closure costs that resulted

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from an over-expansion of its operating capacity and operating expenses, as well as from the overall downturn in the telecommunications industry.

     Changes in Management

      In January 2002, the Company engaged Regent Pacific Management Corporation (“Regent Pacific”), an international firm that specializes in the recovery and restructuring of under-performing companies, and appointed Gary J. Sbona of Regent Pacific as chief executive officer. Mr. Sbona also joined the Company’s board of directors and was appointed the chairman of the board. In February 2002, the Company appointed James B. Weil of Regent Pacific as president. In May 2002, the Company appointed H. Michael Hogan III of Regent Pacific as chief financial officer and secretary. Regent Pacific commenced a series of restructuring initiatives, including continuing to reduce the Company’s worldwide workforce, and engaging a financial advisor to assist in evaluating and pursuing strategic alternatives for the Company.

     Nasdaq Delisting

      On January 29, 2002, the Company was notified that its securities would be delisted by Nasdaq effective January 30, 2002 as a result of (i) its failure to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, (ii) the failure of its annual report on Form 10-K for the fiscal year ended December 31, 2000 to contain audited financial statements because its auditor, Ernst & Young LLP, informed the Company that its financial statements for the year ended December 31, 2000 should no longer be relied upon as a result of the matters which gave rise to the need for a special investigation, and for which the investigation and resulting restated financial statements were not complete, rendering the Company’s financial statements unaudited at that time, and (iii) public interest concerns related to the protection of investors. On May 8, 2002, the Company filed amendments to prior SEC filings in connection with a restatement of its financial statements for the year ended December 31, 2000 and the quarters ended March 31, 2000, June 30, 2000, September 30, 2000, March 31, 2001 and June 30, 2001. The Company remains delinquent in filing its Annual Reports on Form 10-K for the years ended December 31, 2001 and 2002 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002 and March 31, 2003.

     Retention of Investment Banking Firm

      In May 2002, the Company retained SG Cowen Securities Corporation (“SG Cowen”), an investment banking firm, to provide financial advisory services, analyze the Company’s business and prospects, and to explore strategic opportunities available to Clarent, including mergers, combinations, recapitalizations, and private equity investments. The Company determined, based on SG Cowen’s preliminary evaluation and the advice of legal counsel, that a sale of substantially all of its assets would most likely maximize value.

     Sale of Assets to Verso Technologies, Inc. and Chapter 11 Voluntary Reorganization

      On December 13, 2002, the Company signed a definitive agreement (the “Asset Purchase Agreement”) with Verso to sell substantially all of its business assets and all of the outstanding capital stock of Clarent Canada Ltd., a wholly-owned Non-Debtor Subsidiary, for approximately $9.8 million in consideration. Following execution of the Asset Purchase Agreement, the Company commenced the Chapter 11 Case in the United States Bankruptcy Code for the Northern District of California (the “Bankruptcy Court). On January 31, 2003, the Bankruptcy Court approved the sale to Verso in accordance with the Asset Purchase Agreement, and on February 7, 2003, the Bankruptcy Court approved an amendment to the Asset Purchase Agreement. The transaction closed on February 12, 2003. At closing, Verso issued three promissory notes to the Company: a $5.0 million secured note due February 13, 2004, which bears interest at 10% per annum; a $1.8 million non-interest bearing unsecured subordinated note due February 13, 2004 and a $3.0 million

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

secured subordinated note due February 12, 2008, which bears interest at 5% per annum. The secured notes are secured by the assets sold in the transaction.

     Plan of Liquidation

      On May 16, 2003, the Company filed a Liquidating Plan of Reorganization (the “Plan of Liquidation”) and associated Disclosure Statement with the Bankruptcy Court. The Plan of Liquidation proposes to liquidate the Company’s remaining assets and distribute proceeds in accordance with the priorities established in the Bankruptcy Code. The Disclosure Statement has not been approved by the Bankruptcy Court, and acceptances for the Plan of Liquidation have not yet been solicited.

     Basis of Presentation and Going Concern

      The accompanying Consolidated Financial Statements as of December 31, 2002 and for the year then ended have been prepared in accordance with Statement of Position 90-7 (“SOP 90-7”), “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (See Note 3 — “Accounting During Reorganization Proceeding”). Because the Chapter 11 Filing occurred subsequent to December 31, 2001, the accompanying consolidated financial statements as of December 31, 2001, and for the fiscal years ended December 31, 2001 and 2000, have not been prepared in accordance with SOP 90-7, and may lack comparability to that extent.

      Without consideration of any effects that the commencement of the Chapter 11 Case and the related sale to Verso had on the Company’s liquidity and capital resources, there is no assurance that management would have been successful in its ability to continue the business as a going concern. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that could have resulted had the sale to Verso not been completed.

      If and when the Plan of Liquidation is confirmed by the Bankruptcy Court and becomes effective, the Company would be required to adopt the liquidation basis of accounting, pursuant to which the Company would be required to accrue an estimate for all liabilities and related expenses to be incurred during the liquidation, record all assets at their estimated net realizable values, and record liabilities at their anticipated settlement amounts.

Note 2. Summary of Significant Accounting Policies

     Principles of Consolidation

      The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to allowance for doubtful accounts, inventories, investments, deferred tax assets, intangible assets, income taxes, warranty obligations, restructuring, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Reclassifications

      Certain prior year amounts have been reclassified to conform to current period presentation.

     Revenue Recognition

      Revenue is recognized at the time of shipment of the products when persuasive evidence of an arrangement exists, the fee is fixed and determinable, when no significant contractual obligations or acceptance terms, if any, remain outstanding and collection of the resulting receivable is deemed probable. For contracts with multiple obligations (e.g., maintenance, unspecified upgrades), the Company allocates revenue to each component of the contract based on objective evidence of its fair value, which is specific to the Company, or for products not being sold separately, the price established by management. For arrangements to deliver software license with consulting services that are essential to the functionality of the products, the Company recognizes revenue for both the license and consulting components on a percentage-of-completion or completed contract basis. Service revenue, which is substantially all maintenance revenue, is generally deferred and, in most cases, recognized when the services are performed. Maintenance revenue is recognized ratably over the service period obligations, which are typically one to two years. Cash payments received in advance of product or service revenue are recorded as customer advances. Amounts billed or received in advance of satisfying all revenue recognition criteria are classified as deferred revenue in the accompanying balance sheets. Freight costs billed to customers are recorded as revenue, with a corresponding expense included in cost of revenues.

     Cash Equivalents and Short-Term Investments

      The Company considers all highly liquid investment securities with maturity from date of purchase of three months or less to be cash equivalents and investment securities with maturity from date of purchase of more than three months but less than one year to be short-term investments.

      Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. To date, all investments have been classified as available-for-sale and are carried at fair value with unrealized gains and losses reported net-of-tax as a separate component of comprehensive income. Realized gains and losses on available-for-sale securities are included in interest income (expense). The cost of securities sold is based on specific identification. Premiums and discounts are amortized over the period from acquisition to maturity and are included in investment income along with interest and dividends.

     Concentrations of Credit Risk and Credit Evaluations

      Financial instruments, which subject the Company to concentrations of credit risk, primarily consist of cash, short and long term investments and accounts receivable. The Company maintains its cash and cash equivalents principally in domestic financial institutions of high-credit standing.

      The Company’s receivables are derived primarily from sales of software and hardware products and services to companies primarily in the domestic and international telecommunications arena. Approximately 50% and 40% of the accounts receivable were from the Europe, Middle East and Africa region, 38% and 33% from the Americas and 12% and 27% from the Asia-Pacific region at December 31, 2002 and 2001, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Reserves are maintained for potential credit losses.

      A limited number of customers have historically accounted for a substantial portion of the Company’s revenue. No customer accounted for 10% or more of net revenue for the year ended December 31, 2002 and no customer accounted for 10% or more of the accounts receivable balance at December 31, 2002. One customer accounted for approximately 14% of net revenue for the year ended December 31, 2001. One

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

customer accounted for approximately 17% of the accounts receivable balance at December 31, 2001. No customer accounted for 10% or more of net revenue for the year ended December 31, 2000.

     Allowance for Doubtful Accounts

      The Company records an allowance for doubtful accounts based on estimates of potential uncollectibility of its accounts receivable. The Company specifically analyzes its accounts receivable and historical bad debts, customer credit-worthiness, current economic trends, and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Historically, the Company has, from time to time, experienced material differences between its estimated allowance for doubtful accounts and actual results. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company records a charge for bad debt in the period that such losses are estimated. Bad-debt write offs are recorded as a reduction in the allowance for doubtful accounts in the period in which the account is written off.

     Inventories

      Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventory which is obsolete or in excess of the Company’s forecasted usage is written down to its estimated market value based on assumptions about future demand and market conditions.

     Investments

      Long-term investments primarily consist of strategic investments of less than 20% equity interest in certain private companies. The Company does not have the ability to exercise significant influence over any of these companies; therefore, these investments are recorded at cost and are accounted for under the cost method of accounting. Realized gains and losses are recorded in interest and other income when the related investments are sold. The Company’s long-term investments in privately-held companies are regularly assessed for impairment through review of operations and indications of continued viability of such companies. The Company’s reviews of operations of these companies, to assess the carrying values of these investments, include evaluation of operating performance, financing status, liquidity prospects and cash flow forecasts. Impairment losses on these long-term investments are recorded when events and circumstances indicate that such assets might be impaired and the decline in value is other than temporary.

     Property and Equipment, Goodwill, and Intangible Assets

      Property and equipment are stated at the lower of cost or fair value. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives ranging from one to three years are used for computer equipment, purchased software, production and engineering equipment and five-year lives for office equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of five years or the remaining term of the applicable lease.

      The Company records impairment losses on goodwill, intangible assets and fixed assets when events and circumstances indicate that such assets might be impaired and the estimated fair value of such asset is less than its recorded amount. Conditions that would trigger an impairment assessment include material adverse changes in operations or a decision to abandon products, services or technologies. Measurement of fair value is based on discounted cash flows and utilizes the Company’s incremental borrowing rate. As of December 31, 2001, the Company had determined that all goodwill and other intangible assets and a substantial portion of its fixed assets were impaired, and consequently recorded an impairment charge to reduce the recorded value to fair value.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Warranties

      The Company’s warranty policy generally states that the Company will provide warranty coverage, for a predetermined amount of time, on products for material and labor to repair and service the products. The Company records the estimated cost of warranty coverage upon product shipment. The estimated cost of warranty coverage is determined by the warranty term as well as the average historical warranty expense for a specific product. Should actual product failure rates or material usage costs differ from the Company’s estimates, revisions to the estimated warranty and installation liability may be required.

     Stock-Based Compensation

      The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

      If compensation cost for the Company’s stock-based compensation plan had been determined based on the fair value at the grant dates for awards under this plan consistent with the method provided for under FAS 123, then the Company’s net loss would have been as indicated in the pro forma amounts below (in thousands):

	Years Ended December 31,

	2002	2001	2000

Net income (loss) as reported	$515	$(453,259)	$(95,729)

Add: Stock-based compensation included in net income (loss)	525	6,495	6,201

Less: Total stock-based employee compensation determined under fair value method for all awards	(2,905)	(31,829)	(81,988)

Pro forma net income (loss)	$(1,865)	$(478,593)	$(171,516)

     Advertising Expenses

      The Company expenses advertising costs in the period in which they are incurred. Advertising expenses for 2002, 2001 and 2000 were approximately $$0.3 million, $4.8 million and $6.5 million, respectively.

     Income Taxes

      Income tax expense is based on reported earnings before income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Foreign Currency Translation

      Assets and liabilities of the Company’s wholly-owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the year. For subsidiaries whose functional currency is the local currency, resulting translation adjustments are reflected as a separate component of stockholders’ equity. For subsidiaries whose functional currency is the U.S. Dollar, resulting translation adjustments are included in results of operations. Foreign currency transaction gains and losses are included in results of operations. For foreign entities where recoverability of the Company’s investment is considered remote, or in which the entity has been substantially liquidated, the Company records a charge to income to

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

write off the corresponding translation adjustment balance included in stockholder’s equity in the period where such assessment of recoverability has been made.

     Comprehensive Loss

      The Company reports comprehensive income or loss in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. At December 31, 2002, 2001 and 2000, comprehensive loss included foreign currency cumulative translation adjustments and unrealized gains and losses on available-for-sale investments. Comprehensive income (loss) is reflected in the consolidated statements of stockholders’ equity (deficit), net of related income tax effects.

     Recent Accounting Pronouncements

      In April 2002, the FASB issues SFAS no. 145, “Rescission of FASB Statements NO. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”), which eliminates the requirement to report gains and losses related to extinguishments of debt as extraordinary items. The statement also included other amendments and technical corrections, which will not have a material impact on the Company. The provisions of the statement related to the treatment of debt extinguishments are required to be applied in fiscal years beginning after May 15, 2002. The Company is currently assessing the impact of this new standard on its financial statements.

      In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. The Company is currently assessing the impact of this new standard on its financial statements.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“Interpretation No. 45”), which clarifies the disclosure and recognition/measurement of requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company is currently assessing the impact of this new standard on its statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation on annual and interim financial information. The Company has elected to continue to account for stock options in accordance with Accounting Principles Board Opinion No. 25.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). SFAS 150 addresses how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

circumstances). SFAS 150 will apply to financial instruments entered into or modified after May 31, 2003. The Company is currently assessing the impact of this new standard on its financial statements.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Element Deliverables.” The issue addresses how to account for arrangements that may involve multiple revenue-generating activities, i.e., the delivery or performance of multiple products, services, and/or rights to use assets. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a package, and the consideration will be measured and allocated to the separate units based on their relative fair values. This consensus guidance will be applicable to agreements executed in quarters beginning after June 15, 2003. The Company is currently evaluating the impact of this EITF.

      In January 2003, the FASB issued interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (“Interpretation No. 46”). Interpretation No. 46 addresses the consolidation by business enterprises of variable interest entities as defined therein. Interpretation No. 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The Company is currently determining the impact of application of this Interpretation on the Company’s financial statements.

Note 3. Accounting During Reorganization Proceedings

      Entering the reorganization proceedings does not affect or change the application of U.S. generally accepted accounting principles followed by the Company in the preparation of its consolidated financial statements. During the pendency of the Chapter 11 Case, the consolidated financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business in accordance with SOP 90-7. The Company’s consolidated balance sheet segregates liabilities subject to compromise from liabilities not subject to compromise.

      Pursuant to the Bankruptcy Code, schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company. Differences between amounts recorded by the Company and claims filed by creditors will be investigated and resolved as part of the bankruptcy proceedings. Bar dates for the filing of proofs of claim against the Company have passed for most creditors, other than the bar dates for claims that may arise from rejection of certain unexpired leases and contracts. As of July 2, 2003, approximately $552.9 million of claims had been filed with the Bankruptcy Court; of this amount at least $504.0 million is believed to be subject to subordination to general unsecured claims pursuant to section 510(b) of the Bankruptcy Code.

      As part of the Chapter 11 Case, the Company has rejected certain of its leases as allowed by the Bankruptcy Code. Certain of the facility leases that the Company rejected had been previously vacated and the estimated amount of future sublease losses through the term of the leases were accrued under the restructuring plans. At December 31, 2002, the amount of sublease losses previously accrued totaled approximately $43.4 million, which exceeded the estimated maximum amount of allowable claims under the Bankruptcy Code with respect to rejected real property leases, calculated by the Company to be $12.9 million, but which could be subject to future reductions. Accordingly, the Company recorded a decrease in its liability of $30.5 million, which is included in Chapter 11 related reorganization items on the accompanying statement of operations.

      As reflected in the consolidated financial statements, “Liabilities subject to compromise” refer to the Company’s liabilities incurred prior to the commencement of the Chapter 11 Case including those considered to be pre-petition claims under the Bankruptcy Code, such as claims arising out of a rejection of a lease for real property. These amounts represent the Company’s estimate of known or potential claims to be resolved in the Chapter 11 Case. Such claims remain subject to future adjustment. Adjustments may result from

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

negotiations, orders of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executory contracts and unexpired leases, the determination as to the value of any collateral securing claims, proofs of claim, or other events. Payment terms for these amounts will be established in connection with the bankruptcy proceedings.

      The liabilities subject to compromise in the consolidated and balance sheet consist of the following items at December 31, 2002 (in thousands):

Accounts payable and accrued expenses	$3,200

Estimated claims for rejection of unexpired leases	12,893

Customer advances	7,366

Note payable	920

Total liabilities subject to compromise	$24,379

      Results for fiscal 2002 include charges which were incurred after the Company filed the Chapter 11 Case. Expenses related to the reorganization process and the Chapter 11 Case are considered reorganization items. Chapter 11 reorganization items consist of the following for the year ended December 31, 2002:

Professional fees	$(212)

Revision to restructuring liabilities related to rejected property leases	30,533

Total	$30,321

      The Company has received approval from the Bankruptcy Court to pay or otherwise honor certain of its pre-petition obligations, including employee wages, salaries, benefits and other employee obligations and certain other pre-petition claims, subject to certain limitations. The pre-petition liabilities that have been approved by the Bankruptcy Court to be paid are not included in “Liabilities subject to compromise” on the accompanying consolidated balance sheet as of December 31, 2002.

      Warranty liabilities and deferred revenue which were assumed by Verso in the asset purchase agreement are not included in “Liabilities subject to compromise” on the accompanying balance sheets.

      In accordance with SOP 90-7, debtor-in-possession financial statements of the Debtor are presented below. Such financial statements have been prepared on the same basis as the consolidated financial statements, and include intercompany balances from its Non-Debtor Subsidiaries at net realizable value:

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CLARENT CORPORATION

Condensed Debtor-in-Possession Balance Sheet

December 31, 2002
(In Thousands)
(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$10,028

Accounts receivable, net	3,899

Inventories	3,905

Prepaid expenses and other current assets	2,223

Intercompany	375

Total current assets	20,430

Property and equipment, net	725

Deposits and other assets	1,075

Total assets	$22,230

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:

Accounts payable	$312

Deferred revenue	2,475

Accrued liabilities	841

Restructuring and merger related accrual	896

Total current liabilities	4,524

Liabilities subject to compromise	24,379

Total liabilities	28,903

Stockholders’ deficit:

Common stock	582,676

Deferred compensation	(62)

Accumulated deficit	(589,287)

Total stockholders’ deficit	(6,673)

Total liabilities and stockholders’ deficit	$22,230

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CLARENT CORPORATION

Condensed Debtor-in-Possession Statement of Operations

For the Year Ended December 31, 2002
(In Thousands)
(Unaudited)

Net revenue:

Product and software	$26,723

Service	3,915

Total net revenue	30,638

Cost of revenue:

Product and software	9,210

Service	2,481

Total cost of revenue	11,691

Gross profit (loss)	18,947

Operating expenses:

Research and development	12,430

Sales and marketing	6,773

General and administrative	31,066

Stock-based compensation	525

Impairment of equity investments	380

Restructuring and merger related costs	3,443

Total operating expenses	54,617

Loss from operations	(35,670)

Chapter 11 related reorganization items	30,321

Other expense, net	7,724

Interest income, net	(90)

Loss before provision for income taxes	2,285

Benefit from (provision for) income taxes

Net loss	$2,285

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CLARENT CORPORATION

Debtor-in-Possession Statement of Cash Flows

For The Year Ended December 31, 2002
(In Thousands)
(Unaudited)

Net cash used in operating activities	$(42,951)

Investing activities:

Restricted cash	10,000

Sale and maturity of short-term investments	10,561

Payment from related party leasing company	5,000

Proceeds from sale of equipment	497

Purchases of property and equipment	(9)

Net cash provided by investing activities	26,338

Net decrease in cash and cash equivalents	(16,902)

Cash and cash equivalents, beginning of year	26,930

Cash and cash equivalents, end of year	$10,028

NOTE 4. Cash and Financial Instruments

      Estimated fair values of financial instruments are based on quoted market prices. The following is a summary of available-for-sale securities at December 31, (in thousands):

	2002

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Commercial paper	$—	$—	$—	$—

Government securities	7,874	—	—	7,874

Market auction preferred	—	—	—	—

	$7,874	$—	$—	$7,874

Classified as:

Cash equivalents	$7,874	$—	$—	$7,874

Short-term investments	—	—	—	—

	$7,874	$—	$—	$7,874

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Commercial paper	$16,947	$—	$(12)	$16,935

Government securities	9,410	24	—	9,434

Market auction preferred	7,950	—	—	7,950

	$34,307	24	$(12)	$34,319

Classified as:

Cash equivalents	$20,797	$—	$(12)	$20,785

Short-term investments	13,510	24	—	13,534

	$34,307	$24	$(12)	$34,319

      Realized gains and losses on sales of available-for-sale securities were immaterial for the years ended December 31, 2002, 2001 and 2000.

Note 5. Balance Sheet Details

     Inventories

      Inventories consist of the following, (in thousands):

	December 31,

	2002	2001

Raw materials	$3,923	$7,942

Work-in-process	—	—

Finished goods	—	1,997

	$3,923	$9,939

      Inventory charges totaling approximately $58.7 million were taken during the year ended December 31, 2001, reflecting excess inventories resulting from changes in forecasted demand, the Company’s decision to discontinue certain products, the write-down of leased inventory and product costs associated with products shipped to certain customers in the Asia-Pacific region for which revenue was not recognizable and for which the inventory shipped is not expected to be recoverable. There were no such charges taken during the year ended December 31, 2002.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property and Equipment

      Property and equipment is comprised of the following (in thousands):

	December 31,

	2002	2001

Production and engineering equipment	$1,709	$1,698

Computer equipment and purchased software	2,697	3,015

Leasehold improvements	619	515

Office equipment, furniture and fixtures	400	508

	5,425	5,736

Less accumulated depreciation	(3,487)	(1,647)

	$1,938	$4,089

      Net property and equipment at December 31, 2002 and 2001 reflects the impact of approximately $47.6 million in impairment charges taken during the year ended December 31, 2001.

     Goodwill and Purchased Intangible Assets

      The following table details the classification of amortization of goodwill and purchased intangible assets as reported in the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,

	2002	2001	2000

Cost of revenue	$—	$2,080	$1,079

Operating expenses	—	27,323	15,654

	$—	$29,403	$16,733

      At December 31, 2002 and December 31, 2001 there is no goodwill and purchased intangible assets on the consolidated balance sheets.

Note 6. Investments

      The Company historically has invested in equity instruments of privately held companies for the promotion of business and strategic objectives. The Company has also invested in a venture capital management fund. These investments are recorded at their initial fair value, net of impairment losses. Impairment losses are recorded when events or circumstances indicate that such assets might be impaired and the decline in value is other than temporary. Through December 31, 2002, the Company had invested $7.5 million in a venture capital management fund. During 2002, the Company assigned its interest in and the related commitment to the venture capital management fund to a third party as part of a settlement agreement.

      During 2002 and 2001, the Company recorded impairment losses on strategic investments of $.4 million and $7.9 million, respectively, resulting in net book values of $0.3 million and $6.5 million at December 31, 2002 and 2001, respectively. The losses represented the write-down of the Company’s carrying amount of these investments and were determined by considering, among other factors, the inability of the investees to obtain additional private financing, the suspension of one investee’s current operations, and the uncertain financial condition of the investees and the market in which they operate. As such, the Company believes the changes in the current market environment and decrease in the valuations of these companies are other than temporary, and it has written down the carrying value accordingly.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2001, the Company recorded revenues of $0.3 million, from certain customers in which the Company had an investment. Revenues from these customers have been recorded at the value of the products and services sold. There were no such revenues recognized during 2002.

Note 7. Impairment of Goodwill, Intangibles and Property and Equipment

      During the third quarter of 2001, the Company determined that due to the continuing downturn of the telecommunications market as well as the activities giving rise to, and the impact of, the restatement on the Company’s business, the carrying amounts of certain assets might be impaired. The Company then determined that the undiscounted cash flows estimated to be generated by those assets was less than the carrying amounts of those assets. As such, the Company recorded an impairment charge against the goodwill and intangibles associated with its business acquisitions of PEAK Software Solutions, Inc. and ACT Networks, Inc., each acquired in 2000. The Company calculated the impairment charge by comparing the expected discounted future cash flows to the carrying amount of the related intangible assets with some weighting attributed to a market based approach. The values assigned by the Company to the assets resulting from the impairment analysis were based upon established valuation techniques provided by an independent firm. The cash flow periods used were over 4.25 years including annual growth rates of 10% to 25%, a discount rate of 27% and a terminal value based upon a sales market multiple of 1.2. The assumptions supporting the estimated future cash flows, including the discount rate and estimated terminal values reflect management’s best estimates. The discount rate was based upon the Company’s weighted average cost of capital as adjusted for the risks associated with its operations. This resulted in a $99.1 million write-down of goodwill and other intangible assets and a $40.5 million write-down of property and equipment for the third quarter of 2001.

      The Company recorded an additional write-down of property and equipment during the fourth quarter of 2001 of approximately $7.1 million, resulting from the continuing economic downturn in the telecommunications industry, significant quarter-to-quarter declines in revenue, additional reductions in workforce, and continued negative operating cash flows.

Note 8. Debt

     Line of Credit

      In June 2001, the Company obtained a $10.0 million line of credit with a financial institution to provide working capital for the Company. The entire balance had been borrowed during 2001 but was paid in full at December 31, 2001. The interest rate on this credit facility was variable and equal to the prime rate (4.75% at December 31, 2001). Under the terms of this arrangement, the Company was required to maintain a restricted cash balance of $10.0 million to secure the line of credit. The line of credit expired on June 30, 2002, at which time there were no outstanding borrowings.

     Note Payable

      Pursuant to the terms of a settlement agreement with D-Link Corporation (“D-Link”), a distributor and supplier to the Company, the Company issued a note payable for $920,000, which is included in “Liabilities subject to compromise” on the accompanying consolidated balance sheet. The note bears interest at the LIBOR rate (1.38% at December 31, 2002), is payable in full, including accrued interest, on July 12, 2003, and is subject to being restructured in connection with the Bankruptcy proceedings.

Note 9. Customer Advances

      As of December 31, 2001, the Company had received funds totaling $20.9 million from certain customers in the Asia-Pacific region. These payments were recorded as customer advances. The Company now believes that these funds may be subject to refund, because (i) the Company is aware of a purported return right with

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

respect to certain products, (ii) the customer has not accepted possession of certain products or (iii) the funds may be subject to the payment of a guaranty obligation purportedly entered into by the Company for a loan to a customer, which the Company believes was used to purchase the Company’s products.

      During 2002, the Company entered into settlement agreements with two of these customers, resulting in a reduction in the customer advances balance of approximately $13.5 million. Pursuant to these settlement agreements, the Company recognized a gain of approximately $6.9 million, which is included in other income, recorded a credit to cost of sales of approximately $2.7 million, made cash payments of approximately $1.7 million, issued a note payable for $0.9 million, assigned certain other assets with a book value of approximately $5.9 million, and shipped inventory with an approximate cost of $0.6 million.

Note 10. Restructuring and Merger Related Accruals

      During 2001, the Company announced a restructuring program resulting in total restructuring charges of approximately $64.0 million, resulting in part from the significant slowdown in the overall telecommunications market, as well as the Company’s plan to align its cost structure with anticipated revenues. The restructuring plan included the reduction of approximately 475 employees and the closure of several facilities across all business functions, operating units, and geographic regions.

      During 2002, the Company incurred charges of approximately $3.4 million related to an additional restructuring program, including a worldwide workforce reduction of approximately 200 employees and an additional facility closure.

      At December 31, 2002, approximately $2.2 million in accruals related to the acquisition of ACT acquisition remained. These accruals include costs of exiting non-cancelable operating leases for the Calabasas, California manufacturing facility.

      The following table summarizes the activity related to the restructuring and merger related accruals for 2002 (in thousands):

	Facility		Other Employee
	Closure	Severance	Termination
	Related Costs	Costs	Costs	Total

Balance at December 31, 2000	$4,933	$1,300	$—	$6,233

Accrued and expensed	50,664	12,882	459	64,005

Charged against accrual	(3,648)	(13,813)	(392)	(17,853)

Balance at December 31, 2001	51,949	369	67	52,385

Accrued and expensed	989	2,454	—	3,443

Charged against accrual	(8,616)	(2,823)	(67)	(11,506)

Adjustment related to rejected property leases	(30,533)	—	—	(30,533)

Balance at December 31, 2002	$13,789	$—	$—	$13,789

      As of December 31, 2002, the remaining restructuring and merger related accrual is presented on the accompanying consolidated balance sheet as follows (in thousands):

Restructuring and merger accrual, current	$896

Liabilities subject to compromise	12,893

$13,789

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Pursuant to financial statement presentation required under SOP 90-7, the restructuring accrual at December 31, 2002 attributed to property leases rejected in connection with the Bankruptcy proceedings is included in “Liabilities subject to compromise” on the accompanying consolidated balance sheet. The adjustment to the restructuring and merger related accrual was recorded to reflect the estimated maximum allowable claims under the Bankruptcy Code related to the Company’s rejected property leases (See Note 3 — “Accounting During Reorganization Proceedings”).

      The $896,000 remaining in the “Restructuring and merger related accrual” consists of estimated losses on subleases previously accrued for international Non-Debtor Subsidiaries which have been substantially liquidated, but have not been formally liquidated. The Company has retained these accruals until the respective Non-Debtor Subsidiaries have been formally liquidated, or until such time that the Company is certain that there are no remaining claims related to these facilities obligations.

Note 11. Employee Special Retention Policy

      On April 1, 2002, the Company announced an employee special retention policy (the “Retention Policy”) to enhance its ability to retain its employees during the critical period leading up to and following the Company’s financial restatement. Pursuant to this policy, employees as of February 1, 2002 who remained with the Company through January 1, 2003 or an earlier sale of the Company, decision to discontinue business in the ordinary course, or termination without cause were eligible to receive retention payments aggregating approximately $3.0 million. The Company allocated funds for the payment of the retention bonuses and held them in a separate account from its general operating funds. In November 2002, the Company paid out to employees retention bonuses totaling approximately $1.5 million, representing its remaining obligation pursuant to the Retention Policy.

Note 12. Other Income (Expense)

      The following table details the components of “Other income (expense), net” as reported in the consolidated statements of operations (in thousands):

	Year Ended December 31,

	2002	2001	2000

Loan impairment and other write-offs, Asia Pacific	$—	$(9,540)	$—

Loss on disposal of property and equipment	—	(815)	—

Foreign currency gains (losses), net	645	(413)	(52)

Gain on sale of Clarent Corporation Pty Ltd.	196	—	—

Gain on settlement of D-Link liabilities	6,876	—	—

Gain on purchase of Clarent Finance LLC	254	—	—

Gain on sale of strategic investment	544	1,370	—

	$8,515	$(9,398)	$(52)

     Loan Impairment and Other Write-Offs Related to Asia Pacific Operations

      During the year ended December 31, 2001, the Company wrote off approximately $9.5 million related to certain investments and loans made to related party strategic partners and other unauthorized advances made to personnel in the Asia Pacific region, which the Company deemed unrecoverable.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Sale of Clarent Corporation Pty Ltd

      Pursuant to the Share Sale Agreement dated February 18, 2002 and supplemented by a letter agreement dated December 12, 2002, the Company sold its wholly-owned subsidiary in Australia, Clarent Corporation Pty Ltd., to Salient Holding Company Pty Ltd. The Company received net cash proceeds and recorded a net gain on the sale of approximately $196,000.

     Settlement of D-Link Liabilities

      On December 31, 2001, D-Link filed two complaints in California Superior Court in which D-Link asserted various breach of contract claims against the Company. The D-Link matter was dismissed on July 16, 2002, pursuant to the terms of the Settlement Agreement and Mutual Release dated July 12, 2002. Under the terms of the settlement, the Company was relieved of all liabilities to D-Link, including approximately $12.0 million recorded as customer advances and other liabilities totaling approximately $3.4 million, in exchange for a cash payment of approximately $1.7 million, an unsecured one-year promissory note for $.9 million, and the assignment of certain inventory and other assets with a book value of approximately $5.9 million. The Company recorded a net gain in 2002 of approximately $6.9 million related to this settlement.

     Purchase of Clarent Finance LLC

      Pursuant to the Membership Interest Purchase Agreement dated March 28, 2002, the Company purchased Clarent Finance, LLC (“Clarent Finance”), a related party leasing company, for total cash consideration of $275,000. The Company received in return approximately $3.7 million in cash as settlement on a $5.0 million note receivable and a lease portfolio representing aggregate future undiscounted payments of $2.0 million, of which the Company had previously recorded a liability under a remarketing agreement of $1.6 million as of December 31, 2001. In connection with this transaction, the Company recorded a net gain of approximately $254,000.

     Gain on Sale of Strategic Investment

      During 2001, the Company completed the sale of a strategic equity investment with a book value of approximately $3.0 million for cash proceeds of approximately $4.9 million, resulting in a net gain of approximately $0.5 million and $1.4 million during the years ended December 31, 2002 and 2001, respectively.

Note 13. Stockholders’ Equity (Deficit)

     Preferred Stock

      In February 2001, the Company adopted a Share Purchase Rights Plan designed to guard against abusive takeover tactics. Pursuant to this on February 7, 2001, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock of the Company to shareholders of record on February 20, 2001. The Rights also attach to new common shares issued after the record date. Each Right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Shares”) at a price of $100 per one one-hundredth of a Preferred Share. Each Preferred Share is designed to be the economic equivalent of 100 Common Shares. Until the earlier of (i) a public announcement of an acquisition of the Company or (ii) an announcement of an intention to make a tender or exchange offer which would result in the offerer holding 15% or more of the outstanding common shares (a “Distribution Date”), the Rights are transferable only with common shares. The Rights are not exercisable until the Distribution Date. The Rights may be redeemed by action of the Board at a price of one cent per Right. The Rights will expire on February 7, 2011. As of December 31, 2002, 2,000,000 Preferred Shares were reserved for issuance upon exercise of the Rights.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14. Employee Benefit Plans

     Stock Option Plans

      The Company’s 1999 Amended and Restated Equity Incentive Plan (the “1999 Incentive Plan”) was adopted in 1996. As of December 31, 2002 an aggregate of 19,780,891 shares of common stock were authorized for issuance under the 1999 Incentive Plan. In addition, a total of 1,835,795 shares of common stock were authorized for issuance under other employee option plans.

      The provisions of the 1999 Incentive Plan automatically increase the number of shares available for issuance by 2.5% of the Company’s outstanding shares per year, or a lesser amount as determined by the Board of Directors. The calculation is based upon the outstanding shares of Clarent common stock on January 31 of each year from 2001 through 2004. In January 2002, the Company increased the aggregate number of shares of common stock authorized for issuance under the 1999 Incentive Plan by 1,000,460 or 2.5% of the Company’s outstanding shares, measured as of that date. The 1999 Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock purchase awards, stock bonuses and stock appreciation rights to Clarent’s and its affiliates’ employees, including officers and employee directors. Non-statutory stock options are available to be granted to consultants and non-employee directors. As of December 31, 2002, no restricted stock purchase awards, stock bonuses or stock appreciation rights are granted and outstanding under the 1999 Incentive Plan. On June 7, 2001, the Company’s stockholders approved an amendment to the 1999 Incentive Plan to increase the number of shares authorized for issuance by 1,000,000 shares.

      Under the 1999 Incentive Plan, options to purchase common stock may be granted at no less than the fair market value on the date of the grant (110% of fair market value in certain instances,) as determined by the Board of Directors, based upon the closing sale price of the Company’s common stock on any established stock exchange, the Nasdaq National Market, or the Nasdaq Small Cap Market; or, in the absence of such markets for the common stock, the price as determined in good faith by the Board of Directors. The Company executes individual option agreements under the plan and the shares underlying the options generally vest either at 25% of the total grant after the completion of the first twelve full months of employment with the remainder vesting monthly over three years thereafter or vesting is monthly over a four year period. Options generally have a 10-year life. Certain stock options (“Performance Options”) issued under the 1999 Incentive Plan vest over a time period determined by the Board of Directors; however, under the terms of the original option agreements, the vesting could be accelerated based on achievement of certain performance criteria. There were no performance options granted during 2002, 2001 and 2000. For the year ended December 31, 1999, the Board of Directors granted Performance Options to purchase 279,500 shares of common stock to certain employees at an exercise price equal to the fair market value on the date of grant. These options vest in seven years, but the vesting could be accelerated based on the achievement of the performance criteria. The accelerated vesting schedule provides that the grants will vest over a 48-month term.

      On February 14, 2001, the Company cancelled approximately 2.9 million outstanding options under an Option Cancellation and Regrant program (the “Program”) for employees. Replacement options to purchase approximately 635,000 shares of common stock were granted to employees on February 15, 2001 at the fair market value of $13.625 per share. These shares vested in full on August 15, 2001 and expired on November 15, 2001 if they were unexercised. In addition, the Company granted replacement options to purchase approximately 916,000 shares of common stock to employees on August 17, 2001 at the fair market value of $6.30 per share under the Program. The options granted on August 17, 2001 vest ratably each month over a 24-month period, have a 10-year term.

      In July 1999, the Company adopted the 1999 Non-employee Directors’ Stock Option Plan (the “Directors’ Plan”) to provide for the automatic grant of options to purchase shares of common stock to the Company’s non-employee directors who are not any of the Company’s or affiliate’s employees or consultants

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“non-employee director”). The Directors’ Plan is administered by the Board, and may be delegated to a committee. Options granted under the Directors’ Plan are at 100% of the fair market value of the common stock on the date of grant. The aggregate number of shares of common stock to be issued under the Directors’ Plan was increased to 500,000 shares in June 2000. Under the terms of the Directors’ Plan, as amended in June 2000, each non-employee director, shall, upon the date of initial appointment, be granted an option to purchase 35,000 shares of common stock. In addition, on the day following each annual meeting of stockholders, each non-employee director shall be granted an option to purchase 15,000 shares of common stock. This annual grant shall be reduced pro rata for each quarter during the preceding year that was prior to the non-employee director’s appointment. The options granted under the terms of the amended Directors’ Plan vest and become exercisable at the rate of 1/24 per month over a two year period.

      The terms of the plan, prior to the June 2000 amendment, provided for each non-employee director to be granted automatically an option to purchase 5,000 shares upon their appointment and 2,000 shares of common stock for each regular meeting commencing with the third regular meeting subsequent to the date of appointment. Prior to the amendment, options granted under the Directors’ Plan were fully vested and became exercisable upon the date of grant. As of December 31, 2002, there have been approximately 128,000 non-statutory stock options granted under the Directors’ Plan and there were approximately 372,000 shares of common stock reserved for future issuance under the Directors’ Plan.

      In March 2001, the Company issued an option to purchase 600,000 shares of the Company’s Common Stock to Barry Forman in connection with his appointment as Executive Chairman. This option was granted outside the Company’s stock option plans and had an exercise price of $9.125 per share, which was the closing price of the Company’s common stock on the Nasdaq National Market on the date of grant. The option provided for a 10 year term with vesting over four years, pursuant to which the first 150,000 shares would vest after one year and the remaining 450,000 shares would vest in equal monthly installments over the remaining 36 months. The option would cease vesting three months after the termination of Mr. Forman’s continuous service with the Company. Mr. Forman resigned from the Company’s Board of Directors in February 2002 and the option subsequently expired unexercised.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of option plan activity follows (in thousands, except price per-share amounts):

		Options Outstanding

	Shares		Weighted-
	Available for	Number of	Average
	Grant	Shares	Exercise Price

Balance at December 31, 1999	1,134	8,096	$7.90

Additional shares reserved	6,870	—	—

Granted or assumed with acquisition	(6,795)	6,795	$52.05

Exercised	—	(3,225)	$1.74

Canceled	986	(986)	$45.27

Repurchased	105	—	$0.05

Balance at December 31, 2000	2,300	10,680	$34.40

Additional shares reserved	2,588	—	—

Granted	(5,350)	5,350	$10.02

Exercised	—	(1,524)	$0.52

Canceled	8,938	(8,938)	$35.42

Balance at December 31, 2001	8,476	5,568	$18.63

Additional shares reserved	1,000	—	—

Granted	—	—	—

Exercised	—	(29)	$1.11

Canceled	4,323	(4,323)	$20.81

Balance at December 31, 2002	13,799	1,216	$19.59

      The following table summarizes information concerning options outstanding and exercisable at December 31, 2002 (in thousands, except contractual life and prices):

	Options Outstanding			Options Exercisable

		Weighted-	Weighted-Average	Number of
	Number of	Average	Remaining Contractual	Exercisable	Weighted
Range of Exercise Prices	Shares	Exercise Price	Life (in Years)	Shares	Average Price

$0.02–$6.30	357	$3.63	7.7	205	$4.94

$7.05–$10.50	182	$9.46	8.3	105	$9.52

$10.65–$39.25	434	$19.67	6.5	338	$19.05

$39.38–$125.00	243	$50.43	7.4	171	$53.02

$0.02–$125.00	1,216	$19.59	7.5	819	$21.39

      At December 31, 2001, options to purchase 2,226,000 shares were exercisable at a weighed average exercise price of $20.98. Options to purchase 2,544,000 shares were exercisable at December 31, 2000 at a weighted average exercise price of $23.47.

Employee Stock Purchase Plan

      In July 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the “Purchase Plan”). Under the Purchase Plan, the Board of Directors or a committee may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. Eligible

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employees can elect to contribute a percentage of up to 10% of their gross earnings during each purchase period, subject to the IRS annual limitation. The offering period for any offering will be no more than 27 months. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. Pursuant to the Purchase Plan, the Company issued 162,587 shares in 2000, 138,782 shares in 2001 and no shares in 2002. At December 31, 2002, there were 251,705 shares reserved for future issuance under the Purchase Plan.

      In the event of certain changes in control, the Board of Directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right will be substituted by the successor corporation, or that such rights may continue in full force and effect, or that all sums collected by payroll deductions be applied to purchase stock immediately prior to the change in control.

      On October 15, 2001, the Board of Directors elected to cancel the Offering period commencing November 16, 2001. Subsequent Offering Periods have also been cancelled.

Employee 401(k) Plans

      The Company has pretax savings plans that qualify under Section 401(k) of the Internal Revenue Code. Under the plans, participating employees may defer up to 25% of their pretax salary but not more than statutory limits. The Company may elect to make matching contributions to the plans. For the years ended December 31, 2002, 2001 and 2000, the Company contributed approximately $0.1 million, $0.3 million and $0.2 million, respectively, in matching contributions.

Amortization of Deferred Compensation

      The Company recorded amortization of deferred compensation of approximately $0.5 million, $5.8 million and $6.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Amortization of deferred compensation resulted from the granting of stock options and warrants to purchase common stock at prices below the deemed fair value of Clarent’s common stock including those granted in conjunction with assuming stock option plans in an acquisition. The compensation related to stock options is being amortized using the graded method over the vesting periods of the individual stock options, generally four years.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

      The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

      The fair value of each option grant prior to the initial public offering was estimated on the date of grant using the minimum value method. Options granted subsequent to the initial public offering were valued using the Black-Scholes valuation model. No options were granted in 2002. The following weighted average assumptions were used:

	December 31,

	2001	2000

Expected dividend yield	0.0%	0.0%

Risk-free interest rate	4.33%	5.5%

Expected life of option in years	3.6	4.0

Volatility	187.3%	172.0%

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The weighted average fair value of options granted to employees during the years ended December 31, 2001 and 2000, were approximately $8.89 and $53.51, respectively.

Note 15. Related Party Transactions

Note Receivable from a Leasing Company

      In January 2001, the Company advanced $5.0 million to Clarent Finance, for a six-year, eleven percent junior subordinated debenture (the “Note”). The interest was due by November 30, 2008. The principal was repayable in 16 equal quarterly payments of $312,500 each, commencing January 2005, and was due in full by November 30, 2008. As described in Note 12 — “Other Income (Expense),” the Company purchased Clarent Finance during 2002.

Transactions Related to Asia-Pacific Region

      The Company entered into various transactions with entities that, as a result of the investigation, the Company now believes are controlled by Matthew Chiang or members of his immediate family. Mr. Chiang was employed by the Company as a Marketing Director of the Asia-Pacific region from July 1997 to June 1999, a Director, Product and Market Strategy from July 1999 to December 2000 and the Company’s Vice President and General Manager of the Asia Pacific region. He served as the President of the Company’s Asia-Pacific regional office from January 2001 to September 2001. The entities believed to be controlled by Mr. Chiang or members of his immediate family are Great Mincom Products Corporation (which the Company believes is also known as Great Mincom Communications Corporation and collectively, “Great Mincom”) and Articula Corporation (“Articula”). The Company believes that Mr. Chiang may have had a direct or indirect material interest in each of the transactions between the Company, Great Mincom and Articula. The Company believes that Jerry Chang, who was a director of the Company from July 1996 to September 2001, the Company’s President from July 1996 to April 2001, Chief Executive Officer from July 1996 to July 2001 and Chief Strategist from July 2001 to September 2001, may have an indirect financial interest in Articula.

      During the year ended December 31, 2000, the Company sold products with an aggregate value of approximately $4.1 million to Great Mincom. There were no products sold to Great Mincom during 2002 and 2001.

      In December 2000 and March 2001, transfers of Company funds of $6.0 million and $7.0 million, respectively, were made to Great Mincom, with the funds intended for use as bid deposits in connection with certain proposed transactions in the Asia Pacific region (the “Bid Deposits”). In June 2001, the Company and Great Mincom entered into a Confirmation Agreement pursuant to which Great Mincom agreed to return the funds advanced as Bid Deposits to the Company by December 31, 2001, unless Great Mincom secured contracts for the proposed transactions relating to the Bid Deposits, in which case Great Mincom agreed to return the funds advanced as Bid Deposits after completion of the transactions. As a result of the investigation, the Company now believes that the funds advanced as Bid Deposits were not used for their intended purpose and are not recoverable.

      From April to July 2001, an additional $43.0 million was transferred by the Asia-Pacific regional office to Great Mincom and Articula in violation of the Company’s financial control procedures. After transfer of these funds, the Company received promissory notes in exchange for the cash. These promissory notes are: a promissory note from Articula in the amount of $3.0 million (bearing interest of 4.15% per annum from May 3, 2001); a promissory note from Great Mincom in the amount of $2.4 million (bearing interest of 4.15% per annum from May 21, 2001); and a convertible promissory note from Articula and Great Mincom in the amount of $37.6 million (bearing interest of 5.0% per annum from July 25, 2001 and due in January 2002). At the same time as the execution of the $37.6 million convertible promissory note, the Company entered into a

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Strategic Partner Agreement with Articula and Great Mincom as of July 25, 2001, pursuant to which Articula and Great Mincom, among other things, agreed to provide sales and marketing support to the Company and to use the Company as their exclusive supplier of VoIP products.

      An aggregate of $3.0 million of the funds transferred to Articula and Great Mincom by the Company’s Asia-Pacific regional office was intended for use as partial payment for the Company’s obligations under: a Joint Marketing Agreement dated as of April 4, 2001 between the Company and Articula pursuant to which the Company agreed to pay Articula $3.0 million; and a Consulting Services Agreement dated as of May 10, 2001 between the Company and Great Mincom pursuant to which the Company agreed to pay Great Mincom $1.1 million. In connection with the Consulting Services Agreement, Great Mincom agreed to assist the Company with the development of channel partner relationships for network design and system integration.

      Principal of approximately $43.0 million plus accrued interest is outstanding under the various promissory notes as of December 31, 2002. As a result of the investigation and restatement, the Company has determined that a significant portion of the funds related to the $43.0 million, as well as the $13.0 million in Bid Deposits mentioned above and the $11.0 million from the guaranty noted below, may have been used by third parties to purchase the Company’s products from the Company’s customers. As a result, the Company reversed all revenue associated with the product’s original sale and expensed the associated inventory in the same period that the revenue was originally recognized, because it is not believed to be recoverable. For accounting purposes only, the Company recorded any payment associated with the reversed revenue transactions as a reduction in the notes receivable balances. Remaining notes receivable balances of approximately $8.2 million were provided for by charges to other expense during 2001 due to the doubtful probability of collection. Although accounted for as described above the notes remain outstanding and unpaid. The Company reserves its rights to pursue collection of the entire principal balance plus accrued interest for each of the loans and the Bid Deposit amounts, in addition to other remedies or actions available to the Company.

      D-Link Corporation (“D-Link”), a distributor and supplier to the Company, claimed that on July 3, 2001 the Company executed a guaranty of Articula’s repayment of an $11.0 million loan from D-Link to Articula. The purported guaranty was not reported to the appropriate personnel in the Company by the executive who signed the guaranty in violation of the Company’s procedures. The Company believes that Articula had repaid $2.0 million of the amount purportedly guaranteed by the Company. The Company had recorded a liability of $9.0 million (in customer advances) on its December 31, 2001 consolidated balance sheet as a result of this purported guaranty. As described in Note 12 — “Other Income (Expense),” the Company settled all outstanding liabilities to D-Link during 2002.

      During May through July 2001, Mr. Chiang, the President of the Company’s Asia-Pacific regional office, received from the Company cash advances or effected loans in violation of the Company’s policies in the amount of approximately $1.1 million, all of which is outstanding, but fully reserved for, as of December 31, 2002. Mr. Chiang also effected loans and investments from the Asia-Pacific regional office in violation of the Company’s financial control policies, in the amount of approximately $0.7 million, some of which directly or indirectly benefited Mr. Chiang. These transactions were not reported to the appropriate personnel in the Company and the amounts remain outstanding, but fully reserved for, as of December 31, 2002. The Company now believes that these loans and investments resulted in payments of Company funds to customers who used Company funds for the purchase of Company products. The Company has reversed all revenue associated with the original recording of revenue of such products and expensed the associated inventory in the same period that the revenue was originally recognized.

     Indebtedness of Management

      As described in “Transactions Related to Asia-Pacific Region,” Mr. Chiang, a former executive of the Company, and certain entities affiliated with Mr. Chiang are currently indebted to the Company.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Appointment of Chief Executive Officer and Regent Pacific Management Corporation

      As previously discussed in Note 1 — “The Company,” in January 2002, Mr. Gary J. Sbona was appointed as the Company’s Chairman of the Board and Chief Executive Officer. In connection with this appointment, the Company entered into a Retainer Agreement with Regent Pacific, a management firm of which Mr. Sbona is the Chairman and Chief Executive Officer. The agreement, as amended, has an initial non-cancelable 16-month term, with minimum compensation to Regent Pacific of approximately $7.0 million. As of December 31, 2002, the Company had paid to approximately $6.8 million in cash payments to Regent Pacific under this agreement.

     Compensation to Board Member for Services

      During the year ended December 31, 2002, the Company paid approximately $0.1 million to Mark J. Hattendorf, a member of the Board of Directors and Audit Committee Chairman, in connection with services he provided to the Board.

Note 16. Income Taxes

      The Company’s pretax income (loss) from operations related to non-U.S. operations consists of a loss of approximately $1.7 million for 2002 and income of $1.7 million and $14.8 million for 2001 and 2000, respectively.

      The benefit from (provision for) income taxes consisted of the following (in thousands):

	Year Ended December 31,

	2002	2001	2000

Current Tax Provision:

Domestic	$—	$912	$—

Foreign	(114)	(445)	(424)

Total benefit from (provision for) income taxes	$(114)	$467	$(424)

      The provision for income taxes differs from the amount computed by applying the statutory federal income tax to income before taxes. The sources and tax effects of the differences are attributed primarily to losses not benefited and foreign taxes.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,

	2002	2001

Deferred tax assets:

Net operating loss carryforwards	$126,334	$128,334

Tax credit carryforwards	9,341	7,976

Capitalized research and development	3,150	3,576

Deferred revenue	1,008	2,628

Deferred compensation	213	2,646

Accruals and reserves not currently deductible	15,823	28,361

Gross deferred tax assets	155,869	173,521

Valuation allowance	(155,869)	(173,521)

Total deferred tax assets	$—	$—

      Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company’s historical operating performance and the carryback potential, the Company has determined that a valuation allowance continues to be necessary.

      As of December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $333.7 million and $165.9 million, respectively. As of December 31, 2002, the Company also had federal and state research and development tax credit carryforwards of approximately $5.6 million and $5.7 million, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

      The valuation allowance decreased by $17.7 million and increased $101.7 million and $56.2 million during the years ended December 31, 2002, 2001 and 2000, respectively. Approximately $55.5 million of the valuation allowance is related to stock option deductions, the benefit of which will be credited to additional paid in capital when realized.

Note 17. Comprehensive Loss

      Accumulated comprehensive loss is as follows (in thousands):

	December 31,

	2002	2001

Other comprehensive income (loss):

Unrealized gain on securities, net	$—	$12

Foreign currency translation adjustment	—	(195)

Comprehensive loss	$—	$(183)

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total comprehensive loss, net of related taxes, is as follows (in thousands):

	Year Ended
	December 31,

	2002	2001

Net income (loss)	$515	$(453,259)

Other comprehensive income (loss):

Unrealized loss on securities, net	(12)	(19)

Foreign currency translation adjustment	195	162

Comprehensive income (loss)	$698	$(453,116)

Note 18. Commitments and Contingencies

     Leases

      The Company leased its principal office facilities under non-cancelable operating lease agreements that had initial terms ranging from three to ten years. If the leases had not been rejected in the Chapter 11 Case, as of December 31, 2002, minimum lease payments, net of estimated sublease income of approximately $2.1 million, under all non-cancelable lease agreements with initial terms in excess of one year would have been as follows (in thousands):

Year Ended December 31,	Operating Leases

2003	$13,215

2004	10,537

2005	9,441

2006	9,548

2007	5,725

Thereafter	11,692

Total minimum lease payments	$60,158

      As part of the Bankruptcy proceedings, the Company has rejected certain of its leases in accordance with the Bankruptcy Code. Certain of the facility leases that the Company rejected had been previously vacated and the estimated sublease losses through the term of the leases were accrued under the restructuring plans. The amount of sublease losses previously accrued exceeded the maximum amount allowable for such claims under the Bankruptcy Code. As discussed in Note 3 — “Accounting During Reorganization Proceedings,” and Note 10 — “Restructuring and Merger Related Accruals,” the Company believes that its maximum obligation related to rejected real property leases is approximately $12.9 million.

      Excluding approximately $1.0 million and $53.4 million recorded as restructuring expense during 2002 and 2001, respectively, rent expense was approximately $3.1 million, $12.1 million, and $5.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     Purchase Commitments

      As of December 31, 2002, the Company had remaining minimum obligations to Regent Pacific of approximately $1.2 million under the initial 16-month term.

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Legal Matters

      From time to time, the Company may be subject to claims, which arise in the normal course of business. Depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future results of operations or cash flows in a particular period.

          Public Offering Litigation

      Beginning in July 2001, the Company and certain of its former officers and directors were named as defendants in several class action shareholder complaints filed in the United States District Court for the Southern District of New York (the “Court”), collectively captioned In re Clarent Corp. Initial Public Offering Securities Litigation. These lawsuits purport to bring suit on behalf of all purchasers of the Company’s common stock between July 1, 1999 and December 6, 2000. In these actions, the plaintiffs allege that the Company, certain of its former officers and directors and the underwriters of its initial public offering (“IPO”) violated the federal securities laws because the Company’s IPO registration statement and prospectus purportedly contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs further allege that the prospectus relating to the Company’s secondary offering was false and misleading for the same reasons. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same Court against hundreds of other public companies (the “Issuers”) that conducted IPOs of their common stock since the late 1990s (the “IPO Lawsuits”). On August 8, 2001, the IPO Lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. Judge Scheindlin held an initial case management conference on September 7, 2001, at which time she ordered, among other things, that the time for all defendants to respond to any complaint be postponed until further order of the Court. Thus, the Company has not been required to answer any of the complaints, and no discovery has been served on the Company. In accordance with Judge Scheindlin’s orders at further status conferences in March and April 2002, the appointed lead plaintiffs’ counsel filed amended, consolidated complaints in the IPO Lawsuits on April 19, 2002.

      On July 15, 2002, the Company joined in a global motion to dismiss the IPO Lawsuits filed by all of the Issuers and other named defendants. On October 9, 2002, the Court entered an order dismissing all but one of the Company’s named officers and directors from the IPO Lawsuits without prejudice, pursuant to an agreement tolling the statute of limitations with respect to these officers and directors until September 30, 2002.

      The Company filed a Notice of Bankruptcy in this matter in mid-December 2002 (See Note 18 — “Subsequent Events”). The case has been stayed as to the Company pursuant to the Bankruptcy Code. In February 2003, the Court issued a decision denying the motion to dismiss the claims against the Company and many of the other Issuers. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          Northern District of California Securities Law Class Action Complaints

      In September and October 2001, a series of securities law class action complaints were filed in the United States District Court for the Northern District of California against the Company and certain of its former executive officers and directors. The plaintiffs in each of these actions allege, among other things, violations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the filing with the SEC of allegedly false financial statements concerning the Company’s results of operations for the second, third and fourth quarters of 2000, and the first and second quarters of 2001. The original complaints seek unspecified monetary damages and other relief. In November 2001, the court entered an order consolidating these actions into a single action, and in December 2001 appointed a lead class plaintiff. The plaintiff filed a First Amended and Consolidated Complaint in June 2002 asserting claims for securities fraud under Sections 10(b) and

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20(a) of the Exchange Act against the Company and certain of its former executive officers and directors. Discovery has commenced and some documents have been produced. In November 2002, the plaintiffs dismissed two former officers and directors of the Company from the litigation without prejudice. The case has been stayed pursuant to the Bankruptcy Code. After motions to dismiss filed by certain officers were granted in part, the plaintiff filed a Second Amended Complaint on January 24, 2003. No trial date has been set. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          Delaware Shareholder Derivative Actions

      In October and November 2001, three shareholder derivative actions were filed in the Delaware Chancery Court against various of the Company’s former officers and directors. The plaintiffs in these actions claim to be suing on the Company’s behalf. The complaints assert several claims, including unjust enrichment, breach of fiduciary duties, corporate waste and mismanagement, resulting from, among other things, the Company’s reporting of allegedly false financial statements concerning the Company’s results of operations for the second, third and fourth quarters of 2000 and the first and second quarters of 2001, the Company’s alleged failure to disclose information regarding the Company’s operations and the Company’s alleged failure to implement and maintain adequate internal financial controls. The complaints seek unspecified monetary damages and other relief. In November 2001, the three actions were consolidated into a single action. In December 2002, the Company has filed a motion to dismiss this case. The case has been stayed pursuant to the Bankruptcy Code. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          California Shareholder Derivative Action

      On November 2, 2001, a shareholder derivative action was filed in the California Superior Court against various of the Company’s former officers and directors. The plaintiffs in this action claim to be suing on the Company’s behalf. The complaint asserts several claims, including intentional and negligent breach of fiduciary duties, waste of corporate assets, abuse of control, unjust enrichment, usurpation of corporate opportunities and mismanagement resulting from, among other things, the Company’s reporting of allegedly false financial statements concerning the Company’s results of operations for the second, third and fourth quarters of 2000 and the first and second quarters of 2001, the Company’s alleged failure to disclose information regarding the Company’s operations and the Company’s alleged failure to implement and maintain adequate internal financial controls. The complaint seeks unspecified monetary damages and other relief. The plaintiff has commenced discovery against the defendants and some documents have been produced. However, the Company has obtained a protective order relating to certain of the discovery requests. A trial date was set for March 2003. The case has been stayed pursuant to the Bankruptcy Code. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          District of Minnesota Securities Laws Complaint

      On or about April 12, 2002, a civil complaint for violations of the federal securities laws was filed against the Company and certain of its officers and directors in the United States District Court for the District of Minnesota entitled Ahlstrom, et al. v. Clarent Corporation, et al. The plaintiffs in this action include several of the Company’s significant shareholders. Plaintiffs allege that the defendants intentionally issued false financial reports for the Company between March 2001 and August 2001 in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and similar provisions of Minnesota law. In August 2002, the Company filed an answer to the Ahlstrom complaint and asserted various affirmative defenses. The Company, in conjunction with the remaining defendants, also filed a motion to transfer venue of the action to the Northern District of California. On December 19, 2002, the court granted defendants’ motion to transfer this case to the

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Northern District of California. This action is currently pending in the Northern District of California and is being coordinated with the shareholder class action litigation described above. The case has been stayed pursuant to the Bankruptcy Code. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          Peak Software Shareholder Complaint

      On April 26, 2002, certain former shareholders of PEAK Software Solutions, Inc. (“PEAK”), some of whom were employees of the Company, filed a lawsuit against the Company in Colorado state court. The complaint alleges claims for common law fraud, securities fraud and breach of contract relating to the Company’s acquisition of PEAK in July 2000. The complaint does not specify the damages sought. In August 2002, the Company filed a motion to dismiss the complaint. Discovery has not commenced and no trial date has been set. The case has been stayed pursuant to the Bankruptcy Code. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          Customer Claim

      The Company received correspondence on December 3, 2001 and December 7, 2001 from Bright Oceans Corporation (HK) Limited (“Bright Oceans”) in which Bright Oceans asserted possible claims against the Company. Bright Oceans claimed that it purchased products from the Company on purchase orders subject to a right of return. On May 27, 2002, Bright Oceans submitted an application for arbitration to the China International Economic and Trade Arbitration Commission (“CIETAC”). The application demands payment by Clarent of $5.1 million in connection with the alleged right of return. CIETAC has accepted the application for arbitration. Clarent has objected to the authority of CIETAC to conduct the arbitration and has disputed the validity of documents which purport to provide for such arbitration and the right of return. In December 2002, Clarent notified CIETAC and Bright Oceans of the commencement of its Chapter 11 Case. Bright Oceans subsequently submitted a proof of claim with the U.S. Bankruptcy Court. The Company intends to defend itself vigorously against these allegations. However, the ultimate outcome of these matters cannot presently be determined.

          D-Link Complaints

      On December 31, 2001, D-Link Corporation (“D-Link”) filed two complaints (collectively, the “D-Link Complaints”) against the Company in California Superior Court. In the first complaint, D-Link claimed that the Company breached the OEM Sales Agreement, dated as of May 21, 2001, by and between D-Link and the Company (the “Sales Agreement”) by canceling a purchase order pursuant to which the Company had agreed to purchase products from D-Link. In the second complaint, D-Link claims that the Company breached the Purchase Agreement, dated as of March 29, 2001, by and between the Company and D-Link (the “Purchase Agreement”) pursuant to which D-Link purchased certain products from the Company and paid the Company approximately $6.1 million. D-Link claims that the Purchase Agreement provided it with the right to return the products to the Company. D-Link also claimed that the Company breached the Loan Agreement, dated as of June 30, 2001 (the “Loan Agreement”), by and among D-Link, as lender, Articula Corporation (“Articula”) as borrower, and the Company, as guarantor of the amounts due from Articula to D-Link. D-Link claims that Articula has defaulted on its obligation to repay $9.0 million. D-Link sought damages from the Company, as alleged guarantor, of $9.0 million plus interest with respect to the alleged breach of the Loan Agreement. The Company filed a cross-complaint against D-Link alleging breach of contract and breach of warranty in connection with D-Link’s sale to the Company of certain customer premise gateway products. On March 5, 2002 the court consolidated the two actions (the “D-Link Litigation”). The Company answered D-Link’s Complaints, denying all material allegations and asserting various affirmative

CLARENT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defenses. On or about June 17, 2002, these matters were settled by the Company and D-Link and the D-Link Litigation was dismissed with prejudice.

Note 19. Subsequent Events

     Bankruptcy Claims

      Pursuant to the Bankruptcy Code, schedules have been filed by the Company with the Bankruptcy Court setting forth the assets and liabilities of the Company. The Company is researching differences between amounts recorded by it and claims filed by creditors and expect to resolve any remaining differences as part of the Chapter 11 Case. Since certain contracts may be rejected in the Chapter 11 Case that may give rise to additional claims against the Company, the ultimate number and allowed amounts of such claims are not known.

      To date, several claims have been filed for which the Company has not made provisions in the accompanying financial statements, as follows:

•	shareholder and indemnification claims totaling in excess of $500.0 million arising from the pending securities lawsuits discussed in Note 18 — “Legal Matters;”

•	a claim for damages of $7.0 million for alleged product defects or failure to provide adequate support and maintenance;

•	a claim totaling approximately $1.2 million by a customer for which the basis of the claim has not been clearly stated;

•	a claim for approximately $0.4 million from the purchaser of Clarent Corporation Pty. Ltd, the Company’s former Australian subsidiary, relating to purported indemnity obligations of the Company relating to certain liabilities of the subsidiary.

      The Company believes it has meritorious defenses against these claims; however, the ultimate outcome of these matters cannot presently be determined.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF APRIL 21, 2003

AMONG

VERSO TECHNOLOGIES, INC.,

MICKEY ACQUIRING SUB, INC.

AND

MCK COMMUNICATIONS, INC.

A-i

A-ii

EXHIBITS

Exhibits

EXHIBIT A	—	Form of Certificate of Incorporation of Surviving Corporation
EXHIBIT B	—	Form of Affiliate Agreement

A-iii

INDEX OF DEFINED TERMS

Definition	Location

Additional Purchaser Options	Section 6.13

Adjusted Working Capital	Section 9.03

Agreement	Preamble

Appraisal Shares	Section 2.01(d)

Certificates	Section 2.02(c)

Certificate of Merger	Section 1.03

Closing	Section 1.02

Closing Date	Section 1.02

Code	Preamble

Company	Preamble

Company Affiliate	Section 6.10

Company Benefit Plans	Section 3.13

Company Board	Section 3.04(b)

Company By-laws	Section 3.01

Company Capital Stock	Section 3.03

Company Charter	Section 3.01

Company Common Stock	Section 3.03

Company Disclosure Letter	Preamble to Article III

Company Employee Stock Options	Section 2.03

Company ESPP	Section 3.03

Company Insider	Section 6.12

Company Material Adverse Effect	Section 9.03

Company Preferred Stock	Section 3.03

Company SEC Documents	Section 3.06(a)

Company Stockholder Approval	Section 3.04(c)

Company Stock Plans	Section 2.03

Company Subsidiaries	Section 3.01

Company Takeover Proposal	Section 9.03

Confidentiality Agreements	Section 6.02

Consent	Section 3.05(b)

Contract	Section 3.05(a)

DGCL	Section 1.01

Dividend Amount	Section 5.01(a)(i)

Effective Time	Section 1.03

ERISA	Section 3.13

Estimated Closing Balance Sheet	Section 7.02(f)

Exchange Act	Section 3.05(b)

Exchange Agent	Section 2.02(a)

Expenses	Section 9.03

Filed Company SEC Documents	Preamble to Article III

Filed Purchaser SEC Documents	Preamble to Article IV

Final Deduct Amount	Section 9.03

Form S-4	Section 6.01(a)

GAAP	Section 3.06(b)

A-iv

Definition	Location

Governmental Entity	Section 3.05(b)

Intellectual Property Rights	Section 3.10

Law	Section 9.03

Liens	Section 3.02

Merger	Preamble

Merger Consideration	Section 2.01(c)

Merger Sub	Preamble

Option Exercise Period	Section 2.03

1996 Option Plan	Section 2.03

1999 Option Plan	Section 2.03

2000 Option Plan	Section 2.03

Outside Date	Section 8.01(b)(i)

Per Share Dividend Amount	Section 5.01(a)(i)

Per Share Merger Consideration	Section 2.01(c)

Person	Section 9.03

Purchaser	Preamble

Purchaser Benefit Plans	Section 4.13

Purchaser Board	Section 4.04(b)

Purchaser By-laws	Section 4.01

Purchaser Capital Stock	Section 4.03

Purchaser Charter	Section 4.01

Purchaser Common Stock	Section 4.03

Purchaser Disclosure Letter	Preamble to Article IV

Purchaser Employee Stock Options	Section 4.03

Purchaser Material Adverse Effect	Section 9.03

Purchaser Preferred Stock	Section 4.03

Purchaser SEC Documents	Section 4.06(a)

Purchaser Shares	Section 2.01(c)

Purchaser Stockholder Approval	Section 4.04(c)

Purchaser Stock Plans	Section 4.03

Purchaser Subsidiaries	Section 4.01

Representatives	Section 5.02(a)

Restricted Cash	Section 9.03

SEC	Preamble to Article III

Section 16 Information	Section 6.12

Section 262	Section 2.01(d)

Special Dividend	Section 5.01(a)(i)

Subsidiary	Section 9.03

Superior Company Proposal	Section 9.03

Surviving Corporation	Section 1.01

Termination Fee	Section 6.07(b)

Taxes	Section 9.03

Transactions	Section 1.01

Transfer Taxes	Section 6.09

Tax Return	Section 9.03

Unrestricted Cash	Section 9.03

A-v

AGREEMENT AND PLAN OF MERGER

      This Agreement and Plan of Merger, (this “Agreement”) is made and entered into as of April 21, 2003, by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation (“Purchaser”), MICKEY ACQUIRING SUB, INC., a Delaware corporation (“Merger Sub”) and a wholly-owned Subsidiary of Purchaser, and MCK COMMUNICATIONS, INC., a Delaware corporation (the “Company”).

      WHEREAS, the respective Boards of Directors of Purchaser, Merger Sub and the Company have approved and declared advisable, this Agreement and the merger (the “Merger”) of Merger Sub with and into the Company, on the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

      WHEREAS, Purchaser, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

      NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

THE MERGER

      Section 1.01.     The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.03). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger and the other transactions contemplated by this Agreement are referred to in this Agreement collectively as the “Transactions.”

      Section 1.02.     Closing. The closing (the “Closing”) of the Merger shall take place at the offices of McDermott, Will & Emery, 28 State Street, Boston, MA 02109 at 10:00 a.m. on the second business day following the satisfaction (or, to the extent permitted by Law (as defined in Section 9.03), waiver by all parties) of the conditions set forth in Section 7.01, or, if on such day any condition set forth in Section 7.02 or 7.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Purchaser and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

      Section 1.03.     Effective Time. Prior to the Closing, Purchaser shall prepare, and on the Closing Date or as soon as practicable thereafter Purchaser shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Purchaser and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

      Section 1.04.     Effects. The Merger shall have the effects set forth in the DGCL.

      Section 1.05.     Certificate of Incorporation and By-laws.

      (a) Certificate of Incorporation. The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit A and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

      (b) By-Laws. The By-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

      Section 1.06.     Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

      Section 1.07.     Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE

CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

      Section 2.01.     Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock (as defined in Section 3.03) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Purchaser-Owned Stock. Each share of Company Common Stock that is owned by the Company, Purchaser or Merger Sub shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no Purchaser Common Stock (as defined in Section 4.03) or other consideration shall be delivered or deliverable in exchange therefor. Each share of Company Common Stock that is owned by any Subsidiary (as defined in Section 9.03) of the Company or Purchaser (other than Merger Sub) shall automatically be converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(c) Conversion of Company Common Stock. Subject to Sections 2.01(b) and 2.01(d): (i) the aggregate number of shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock in connection with the Merger (the “Purchaser Shares”) shall be determined by dividing (1) the sum of (A) $13,500,000 less (B) twenty-five percent (25%) of the amount of Restricted Cash (as hereinafter defined) up to $2,000,000 by (2) $.6490 (which is the weighted by volume arithmetic average of the daily closing price per share, rounded to four decimal places, of the Purchaser Common Stock as reported on Nasdaq SmallCap Market for each of the twenty (20) consecutive trading days ending (and including) the trading day that occurs two trading days prior to (and not including) the date hereof); and (ii) each issued and outstanding share of Company Common Stock shall be converted into the right to receive such portion of the Purchaser Shares as is determined by dividing the Purchaser Shares by the total number of shares of Company Common Stock outstanding at the Effective Time. No fractional shares of Purchaser Common Stock will be issued in connection with the Merger, with each fractional share of Purchaser Common Stock which would have been otherwise issued being rounded to the nearest whole number, with any fraction equal to or higher than one-half rounded to the next succeeding whole number. The right to receive shares of Purchaser Common Stock upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(c) is referred to collectively as the “Merger Consideration”. The shares of Purchaser Common Stock issuable in connection with the Merger for each outstanding share of Company Common Stock are referred to as the “Per Share Merger Consideration”. As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration issuable with respect to each share of Company Common Stock represented by such certificate upon surrender of such certificate in accordance with Section 2.02, without interest.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to payment of the fair market value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.01(c).

      Section 2.02.     Exchange of Certificates.

      (a) Exchange Agent. Purchaser shall appoint American Stock Transfer & Trust Company as the exchange agent, or another bank or trust company reasonably acceptable to the Company, to act as exchange agent (the “Exchange Agent”) for the exchange of the Merger Consideration upon surrender of certificates representing issued and outstanding shares of Company Common Stock.

      (b) Purchaser to Provide Merger Consideration. Purchaser shall provide to the Exchange Agent on or before the Effective Time of the Merger, for the benefit of the holders of Company Common Stock, the Merger Consideration issuable in exchange for the issued and outstanding Company Common Stock pursuant to Section 2.01. The Company shall pay all amounts due to holders of Appraisal Shares who properly perfect appraisal rights with respect to such Appraisal Shares in accordance with Section 262 of the DGCL and Section 2.01(d) of this Agreement.

      (c) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the “Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.01 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Purchaser may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Purchaser that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration, without interest, into which the shares of Company Common Stock represented by such Certificate have been converted.

      (d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay the Dividend Amount (as defined in

Section 5.01(a)(i)), if applicable, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

      (e) No Liability. None of Purchaser, Merger Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any property from the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.05)), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

      Section 2.03.     Outstanding Company Employee Stock Options. Neither Purchaser nor the Surviving Corporation will assume or substitute options for any stock options (the “Company Employee Stock Options”) outstanding and unexercised pursuant to the Company’s 1996 Stock Option Plan, as amended and restated (the “1996 Option Plan”), the Company’s 1999 Stock Option and Grant Plan (the “1999 Option Plan”) or the Company’s 2000 Director Stock Option Plan (the “2000 Option Plan” and, together with the 1996 Option Plan and the 1999 Option Plan, the “Company Stock Plans”). Accordingly, on or before the date that is eighteen (18) days prior to the anticipated Closing Date, the Company shall take all necessary actions (including providing all required notices) to ensure that each outstanding Company Employee Stock Option, whether vested or unvested, that is then outstanding and unexercised pursuant to any such plan shall, subject to consummation of the Merger, be fully vested and exercisable for a period of fifteen (15) days from the date of such notice (the “Option Exercise Period”) and that each Company Stock Plan shall terminate as of the Effective Time. The parties shall take steps to enable the holder of any options under the aforementioned plans to exercise such options net of the exercise price and after payment of any required withholding Taxes and receive in respect thereof the Per Share Merger Consideration and the Per Share Dividend Amount (as defined in Section 5.01(a)(i)) net of the exercise price thereof.

      Section 2.04.     Adjustment for Organic Changes. In the event of any reclassification, stock split, distribution, stock dividend, reorganization, reclassification, combination, exchange of shares or other like change with respect to Purchaser Common Stock, any change or conversion of Purchaser Common Stock into other securities or any other dividend or distribution in Purchaser Common Stock with respect to outstanding Purchaser Common Stock (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the number of Purchaser Common Stock provided in exchange for shares of Company Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company represents and warrants to Purchaser and Merger Sub that, except as set forth in the reports, schedules, forms, statements and other documents filed by the Company with the Securities and Exchange Commission (the “SEC”) and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or in the letter, dated as of the date of this Agreement, from the Company to Purchaser and Merger Sub (the “Company Disclosure Letter”):

      Section 3.01.     Organization, Standing and Power. The Company and each of its Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and could not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Purchaser true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the By-laws of the Company, as amended to the date of this Agreement (as so amended, the “Company By-laws”), and the comparable charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement.

      Section 3.02.     Company Subsidiaries; Equity Interests.

      (a) The Company Disclosure Letter lists each Company Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”).

      (b) Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest (other than investments in short-term investment securities).

      Section 3.03.     Capital Structure. The authorized capital stock of the Company consists of 40,000,000 shares of common stock, par value $.001 per share (the “Company Common Stock”), and 2,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on April 21, 2003, (i) 20,528,899 shares of Company Common Stock and no shares of Company Preferred Stock were issued and outstanding, (ii) 1,749,141 shares of Company Common Stock were subject to outstanding Company Employee Stock Options and 4,693,642 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (iii) 120,501 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”). Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company By-laws or any Contract (as defined in Section 3.05) to which the Company is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Capital Stock may vote. Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary.

      Section 3.04.     Authority; Execution and Delivery, Enforceability.

      (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval (as defined in Section 3.04(c)). The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

      (b) The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders, (iii) recommending that the Company’s stockholders adopt this Agreement and (iv) declaring that this Agreement is advisable.

      (c) The only vote of holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Merger is the approval of this Agreement by the holders of a majority of the outstanding Company Common Stock (the “Company Stockholder Approval”).

      Section 3.05.     No Conflicts; Consents.

      (a) The execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company Subsidiary or (ii) any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

      (b) No material consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of a proxy or information statement relating to the approval of this Agreement by the Company’s stockholders, and such reports under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, and (iii) such other items (A) that may be required under the applicable Law of any foreign country, (B) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions or (C) that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

      Section 3.06.     SEC Documents.

      (a) The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC since May 1, 2001 pursuant to Sections 13(a) and 15(d) of the Exchange Act (the “Company SEC Documents”).

      (b) As of its respective date, except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, (i) each Company SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, (ii) none of the

Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) the consolidated financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

      Section 3.07.     Books and Records.

      (a) The books of account and other financial records of the Company and each of the Company Subsidiaries are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Company SEC Documents.

      (b) The minute books and other records of the Company and each of the Company Subsidiaries made available to Purchaser contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Company Board and each of the Company Subsidiaries.

      Section 3.08.     Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Filed Company SEC Documents to the date of this Agreement, the Company has conducted its business only in the ordinary course, and during such period there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property), other than the Special Dividend (as defined in Section 5.01(a)(i)), with respect to any Company Capital Stock or any repurchase for value by the Company of any Company Capital Stock;

(iii) any split, combination or reclassification of any Company Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock; or

(iv) any material change in accounting methods, principles or practices by the Company or any Company Subsidiary, except insofar as may have been required by a change in GAAP.

      Section 3.09.     Taxes.

      (a) Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and could not reasonably be expected to have a Company Material Adverse Effect.

      (b) The most recent financial statements contained in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements.

      (c) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is bound by any agreement with respect to Taxes.

      (d) The Company has no reason to believe that any conditions exist that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

      Section 3.10.     Intellectual Property. The Company and the Company Subsidiaries own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights and computer programs (collectively, “Intellectual Property Rights”) which are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. The Company Disclosure Letter sets forth a description of all Intellectual Property Rights which are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. No claims are pending or, to the knowledge of the Company, threatened that the Company or any of the Company Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Rights which are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole. To the knowledge of the Company, no Person is infringing the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property Rights.

      Section 3.11.     Title to Properties.

      (a) Each of the Company and each of the Company Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not materially interfere with its ability to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which the Company or any of the Company Subsidiaries has leasehold interests, are free and clear of all Liens other than those set forth in the Company Disclosure Letter and except for Liens that, in the aggregate, do not and will not materially interfere with the ability of the Company and the Company Subsidiaries to conduct business as currently conducted.

      (b) Each of the Company and each of the Company Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of the Company and each of the Company Subsidiaries enjoys peaceful and undisturbed possession under all such material leases.

      Section 3.12.     Contracts and Commitments. The Company Disclosure Letter sets forth (i) all notes, debentures, bonds and other evidences of indebtedness which are secured or collateralized by mortgages, deeds of trust or other security interest in the real or personal property of the Company and each of the Company Subsidiaries and (ii) each Contract entered into by the Company or any Company Subsidiary which may result in total payments by or liability of the Company or any Company Subsidiary in excess of $50,000. The Company has previously made available to Purchaser or its counsel true and correct copies of all such documents. None of the Company or any or the Company Subsidiaries has received notice of a default that has not been cured under any of the documents described above or is in default respecting any payment obligations thereunder beyond any applicable grace period except where such default would not have a Company Material Adverse Effect.

      Section 3.13.     ERISA; Benefit Plans. The Company Disclosure Letter lists all of the Company plans, programs, agreements, policies or arrangements, whether covering a single individual or group of individuals, and whether or not reduced to writing that is (i) an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ii) a pension benefit plan within the meaning of Section 3(2) of ERISA; or (iii) any other deferred compensation, retirement, severance, welfare-benefit, bonus, incentive or fringe benefit plan or arrangement of (the “Company Benefit Plans”) that are maintained or administered, or with respect to which contributions are made, by the Company or any Company Subsidiary, in respect of the employees of the Company or any

Company Subsidiary. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and applicable Law.

      Section 3.14.     Litigation. There is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect.

      Section 3.15.     Compliance with Applicable Laws. To the knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually and in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect.

      Section 3.16.     Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Raymond James & Associates, Inc. (the fees and expenses of which will be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.

      Section 3.17.     Opinion of Financial Advisor. The Company has received the opinion of Raymond James & Associates, Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Merger by the holders of Company Common Stock is fair from a financial point of view.

      Section 3.18.     Listings. The Company’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange or quotation service, other than the Nasdaq National Market. The Company has not received any communications (whether written or oral) from the National Association of Securities Dealers that it does not meet the listing qualifications of the Nasdaq National Market.

      Section 3.19.     Tax Treatment. Neither the Company nor any of its affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

      Purchaser and Merger Sub, jointly and severally, represent and warrant to the Company and each of the Company Subsidiaries that, except as set forth in the reports, schedules, forms, statements and other documents filed by the Company with the SEC and publicly available prior to the date of this Agreement (the “Filed Purchaser SEC Documents”) or in the letter, dated as of the date of this Agreement, from Purchaser and Merger Sub to the Company (the “Purchaser Disclosure Letter”):

      Section 4.01.     Organization, Standing and Power. Purchaser and each of its Subsidiaries, including Merger Sub (the “Purchaser Subsidiaries”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and could not reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser and each Purchaser Subsidiary is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have a Purchaser Material Adverse Effect. Purchaser has made available to the Company true and complete copies of the articles of incorporation of Purchaser, as amended to the date of this Agreement (as so amended, the “Purchaser Charter”), and the By-laws of Purchaser, as amended to the date of this Agreement (as so amended, the “Purchaser By-laws”), and the comparable charter and organizational documents of each Purchaser Subsidiary, in each case as amended through the date of this Agreement.

      Section 4.02.     Purchaser Subsidiaries; Equity Interests.

      (a) The Purchaser Disclosure Letter lists each Purchaser Subsidiary and its jurisdiction of organization. All the outstanding shares of capital stock of each Purchaser Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Purchaser, by another Purchaser Subsidiary or by Purchaser and another Purchaser Subsidiary, free and clear of all Liens.

      (b) Except for its interests in the Purchaser Subsidiaries, Purchaser does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest (other than investments in short-term investment securities).

      Section 4.03.     Capital Structure. The authorized capital stock of Purchaser consists of 200,000,000 shares of common stock, par value $.01 per share (the “Purchaser Common Stock”), and 1,000,000 shares of preferred stock, par value $.01 per share (the “Purchaser Preferred Stock” and, together with the Purchaser Common Stock, the “Purchaser Capital Stock”). At the close of business on April 11, 2003, (i) 89,706,755 shares of Purchaser Common Stock and no shares of Purchaser Preferred Stock were issued and outstanding, (ii) 12,728,773 shares of Purchaser Common Stock were subject to outstanding options to purchase shares of Purchaser Common Stock (“Purchaser Employee Stock Options”) issued pursuant to Purchaser’s equity incentive plans listed in Section 4.03 of the Purchaser Disclosure Letter (the “Purchaser Stock Plans”) and 2,287,099 additional shares of Purchaser Common Stock were reserved for issuance pursuant to the Purchaser Stock Plans, (iii) 441,267 shares of Purchaser Common Stock were reserved for issuance under Purchaser’s Employee Stock Purchase Plan, (iv) 23,790,537 shares of Purchaser Common Stock were subject to options or warrants to purchase shares of Purchaser Common Stock not issued under any Purchaser Stock Plans and (v) 1,011,236 shares of Purchaser Common Stock were reserved for issuance upon conversion of outstanding convertible debentures. Except as set forth above, as of the date of this Agreement, no shares of capital stock or other voting securities of Purchaser were issued, reserved for issuance or outstanding. All outstanding shares of Purchaser Capital Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Minnesota Business Corporation Act, the Purchaser Charter, the Purchaser By-laws or any Contract to which Purchaser is a party or otherwise bound. There are not any bonds, debentures, notes or other indebtedness of Purchaser having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Purchaser Capital Stock may vote. Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Purchaser or any Purchaser Subsidiary is a party or by which any of them is bound (i) obligating Purchaser or any Purchaser Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Purchaser or of any Purchaser Subsidiary or (ii) obligating Purchaser or any Purchaser Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. As of the date of this Agreement, there are not any outstanding contractual obligations of Purchaser or any Purchaser Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Purchaser or any Purchaser Subsidiary.

      Section 4.04.     Authority; Execution and Delivery, Enforceability.

      (a) Each of Purchaser and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery by Purchaser and Merger Sub of this Agreement and the consummation by Purchaser and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Purchaser and Merger Sub, respectively.

Each of Purchaser and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

      (b) The Board of Directors of Purchaser (the “Purchaser Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of Purchaser and its shareholders, (iii) recommending that Purchaser’s shareholders adopt this Agreement, and (iv) declaring that this Agreement is advisable. The Board of Directors of Merger Sub, by written consent, duly and unanimously adopted resolutions (i) approving this Agreement, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of Merger Sub and its stockholder, (iii) recommending that Merger Sub’s stockholders adopt this Agreement, and (iv) declaring that this Agreement is advisable.

      (c) The only vote of holders of any class or series of Purchaser Capital Stock necessary to approve and adopt this Agreement and the Merger is the approval thereof by the holders of a majority of the outstanding Purchaser Common Stock present and voting at the meeting called for such purposes (the “Purchaser Stockholder Approval”).

      Section 4.05.     No Conflicts; Consents.

      (a) The execution and delivery by Purchaser of this Agreement does not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Purchaser or any Purchaser Subsidiary under, any provision of (i) the Purchaser Charter, the Purchaser By-laws or the comparable charter or organizational documents of any Purchaser Subsidiary or (ii) any Contract to which Purchaser or any Purchaser Subsidiary is a party or by which any of their respective properties or assets is bound other than, in the case of clause (ii) above, any such items that, individually or in the aggregate, could not reasonably be expected to have a Purchaser Material Adverse Effect.

      (b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Purchaser or any Purchaser Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of a proxy or information statement relating to the approval of this Agreement Purchaser’s stockholders, and such reports under Section 13 of the Exchange Act, as may be required in connection with this Agreement, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Purchaser is qualified to do business, and (iii) such other items (A) that may be required under the applicable Law of any foreign country, (B) required solely by reason of the participation of Purchaser (as opposed to any third party) in the Transactions or (C) that, individually or in the aggregate, could not reasonably be expected to have a Purchaser Material Adverse Effect.

      Section 4.06.     SEC Documents.

      (a) Purchaser has filed all reports, schedules, forms, statements and other documents required to be filed by Purchaser with the SEC since May 1, 2001 pursuant to Sections 13(a) and 15(d) of the Exchange Act (the “Purchaser SEC Documents”).

      (b) As of its respective date, except to the extent that information contained in any Purchaser SEC Document has been revised or superseded by a later filed Purchaser SEC Document, (i) each Purchaser SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Purchaser SEC Document, (ii) none of the Purchaser SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (iii) the consolidated financial statements of Purchaser included in the Purchaser SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Purchaser and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

      Section 4.07.     Books and Records.

      (a) The books of account and other financial records of Purchaser and each of the Purchaser Subsidiaries are true, complete and correct in all material respects, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Purchaser SEC Documents.

      (b) The minute books and other records of Purchaser and each of the Purchaser Subsidiaries made available to the Company contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Purchaser Board and each of the Purchaser Subsidiaries.

      Section 4.08.     Absence of Certain Changes or Events. From the date of the most recent financial statements included in the Filed Purchaser SEC Documents to the date of this Agreement, Purchaser has conducted its business only in the ordinary course, and during such period there has not been:

(i) any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Purchaser Material Adverse Effect;

(ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Purchaser Capital Stock or any repurchase for value by Purchaser of any Purchaser Capital Stock;

(iii) any split, combination or reclassification of any Purchaser Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Purchaser Capital Stock; or

(iv) any material change in accounting methods, principles or practices by Purchaser or any Purchaser Subsidiary, except insofar as may have been required by a change in GAAP.

      Section 4.09.     Taxes.

      (a) Each of Purchaser and each Purchaser Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect. All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and could not reasonably be expected to have a Purchaser Material Adverse Effect.

      (b) The most recent financial statements contained in the Filed Purchaser SEC Documents reflect an adequate reserve for all Taxes payable by Purchaser and the Purchaser Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements.

      (c) There are no material Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of Purchaser or any Purchaser Subsidiary. Neither Purchaser nor any Purchaser Subsidiary is bound by any agreement with respect to Taxes.

      (d) The Purchaser has no reason to believe that any conditions exist that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

      Section 4.10.     Intellectual Property. Purchaser and the Purchaser Subsidiaries own, or are validly licensed or otherwise have the right to use, Intellectual Property Rights which are material to the conduct of the business of Purchaser and the Purchaser Subsidiaries taken as a whole. The Purchaser Disclosure Letter sets forth a description of all Intellectual Property Rights which are material to the conduct of the business of Purchaser and the Purchaser Subsidiaries taken as a whole. No claims are pending or, to the knowledge of Purchaser, threatened that Purchaser or any of the Purchaser Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Rights which are material to the conduct of the business of Purchaser and the Purchaser Subsidiaries taken as a whole. To the knowledge of Purchaser, no Person is infringing the rights of Purchaser or any of the Purchaser Subsidiaries with respect to any Intellectual Property Rights.

      Section 4.11.     Title to Properties.

      (a) Each of Purchaser and each of the Purchaser Subsidiaries has good and marketable title to, or valid leasehold interests in, all its properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and will not materially interfere with its ability to conduct its business as currently conducted. All such assets and properties, other than assets and properties in which Purchaser or any of the Purchaser Subsidiaries has leasehold interests, are free and clear of all Liens other than those set forth in the Purchaser Disclosure Letter and except for Liens that, in the aggregate, do not and will not materially interfere with the ability of Purchaser and the Purchaser Subsidiaries to conduct business as currently conducted.

      (b) Each of Purchaser and each of the Purchaser Subsidiaries has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect. Each of Purchaser and each of the Purchaser Subsidiaries enjoys peaceful and undisturbed possession under all such material leases.

      Section 4.12.     Contracts and Commitments. The Purchaser Disclosure Letter sets forth (i) all notes, debentures, bonds and other evidences of indebtedness which are secured or collateralized by mortgages, deeds of trust or other security interest in the real or personal property of Purchaser and each of the Purchaser Subsidiaries and (ii) each Contract entered into (other than those entered into in the ordinary course of business) by Purchaser or any Purchaser Subsidiary which may result in total payments by or liability of Purchaser or any Purchaser Subsidiary in excess of $150,000. The Purchaser has previously made available to the Company or its counsel true and correct copies of all such documents. None of Purchaser or any or the Purchaser Subsidiaries has received notice of a default that has not been cured under any of the documents described above or is in default respecting any payment obligations thereunder beyond any applicable grace period except where such default would not have a Purchaser Material Adverse Effect.

      Section 4.13.     ERISA; Benefit Plans. The Purchaser Disclosure Letter lists all of the Purchaser plans, programs, agreements, policies or arrangements, whether covering a single individual or group of individuals, and whether or not reduced to writing that is (i) an employee welfare benefit plan within the meaning of Section 3(1) of ERISA; (ii) a pension benefit plan within the meaning of Section 3(2) of ERISA; or (iii) any other deferred compensation, retirement, severance, welfare-benefit, bonus, incentive or fringe benefit plan or arrangement of (the “Purchaser Benefit Plans”) that are maintained or administered, or with respect to which contributions are made, by Purchaser or any Purchaser Subsidiary, in respect of the employees of Purchaser or any Purchaser Subsidiary. Each Purchaser Benefit Plan has been administered in all material respects in accordance with its terms and applicable Law.

      Section 4.14.     Litigation. There is no suit, action or proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser or any Purchaser Subsidiary that, individually or in the aggregate, has had or could reasonably be expected to have a Purchaser Material Adverse Effect.

      Section 4.15.     Compliance with Applicable Laws. To the knowledge of Purchaser, Purchaser and the Purchaser Subsidiaries are in compliance in all material respects with all applicable Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually and in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect.

      Section 4.16.     Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Pacific Growth Equities, Inc. (the fees and expenses of which will be paid by Purchaser), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Purchaser.

      Section 4.17.     Opinion of Financial Advisor. Purchaser has received the opinion of Pacific Growth Equities, Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid by the Purchaser in the Merger is fair to the Purchaser from a financial point of view.

      Section 4.18.     Listings. Purchaser’s securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange or quotation service, other than the Nasdaq SmallCap Market. Purchaser has not received any communications (whether written or oral) from the National Association of Securities Dealers that it does not meet the listing qualifications of the Nasdaq SmallCap Market.

      Section 4.19.     Tax Treatment. Neither Purchaser nor any of its affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of 368(a) of the Code.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

      Section 5.01. Conduct of Business.

      (a) Conduct of Business by the Company. Except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time the Company shall, and shall cause each Company Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Purchaser:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than the declaration and payment of a cash dividend (the “Special Dividend”) in an amount determined by the Company Board (but in no event in an amount that would cause the Company to not satisfy the conditions in Section 7.02(h)) to all holders of Company Common Stock on the record date for such dividend (the “Dividend Amount” and, if such dividend is declared and paid, the amount of such dividend payable in respect of each share of Company Common Stock as of the record date shall be referred to as the “Per Share Dividend Amount”), (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell or grant (A) any shares of its capital stock, (B) any voting securities or (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities, other than (1) the issuance of Company Common Stock upon the exercise of Company Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms, (2) the issuance of additional Company Employee Stock Options pursuant to the Company Stock Plans in accordance with their present terms and consistent with prior practice and the issuance of Company Common Stock upon the exercise of such Company Employee Stock Options, (3) the issuance of Company Common Stock pursuant to the Company Stock Plans or the Company ESPP and (4) in connection with the replacement of lost, stolen or destroyed certificates;

(iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse affect on the Merger and the other Transactions;

(iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

(v) (A) grant to any executive officer or director of the Company or any Company Subsidiary any increase in compensation, except in the ordinary course of business consistent with prior practice or to the extent required under employment agreements in effect as of the date of this Agreement, (B) grant to any executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, except to the extent required under any agreement in effect as of the date of this Agreement, (C) enter into any severance or termination agreement with any such executive officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan or (E) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Company Benefit Plan;

(vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(vii) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

(viii) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice;

(ix) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $25,000 or, in the aggregate, are in excess of $250,000;

(x) make or change any material Tax election or settle or compromise any material Tax liability or refund;

(xi) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, or (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value;

(xii) take, or permit any Company Subsidiary to take, any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(xiii) authorize any of, or commit or agree to take any of, the foregoing actions.

      (b) Conduct of Business by Purchaser. Except for matters set forth in the Purchaser Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time the Purchaser shall, and shall cause each Purchaser Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Purchaser Disclosure Letter or otherwise contemplated by this Agreement, from the date of this Agreement to the Effective Time, the Purchaser shall not, and shall not permit any Purchaser Subsidiary to, do any of the following without the prior written consent of the Company:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Purchaser or any Purchaser Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell or grant (A) any shares of its capital stock, (B) any voting securities or (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities, other than (1) the issuance of Purchaser Common Stock upon the exercise of Purchaser Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms, (2) the issuance of additional Purchaser Employee Stock Options pursuant to the Purchaser Stock Plans in accordance with their present terms and consistent with prior practice and the issuance of Purchaser Common Stock upon the exercise of such Purchaser Employee Stock Options and (3) the issuance of Purchaser Common Stock pursuant to the Purchaser Stock Plans or the Purchaser Employee Stock Purchase Plan, (4) the issuance of Purchaser Common Stock upon the exercise or conversion of warrants or convertible debentures outstanding as of the date hereof in accordance with their present terms and (5) in connection with the replacement of lost, stolen or destroyed certificates;

(iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents, except for such amendments to its certificate of incorporation, by-laws and other comparable charter or organizational documents that do not have an adverse affect on the Merger and the other Transactions;

(iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Purchaser and the Purchaser Subsidiaries, taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice;

(v) (A) grant to any executive officer or director of the Purchaser or any Purchaser Subsidiary any increase in compensation, except in the ordinary course of business consistent with prior practice or to the extent required under employment agreements in effect as of the date of this Agreement, (B) grant to any executive officer or director of the Purchaser or any Purchaser Subsidiary any increase in severance or termination pay, except to the extent required under any agreement in effect as of the date of this Agreement, (C) enter into any severance or termination agreement with any such executive officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Purchaser Benefit Plan or (E) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or Purchaser Benefit Plan;

(vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Purchaser, except insofar as may have been required by a change in GAAP;

(vii) sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Purchaser and the Purchaser Subsidiaries, taken as a whole, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

(viii) take, or permit any Purchaser Subsidiary to take, any action that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(ix) authorize any of, or commit or agree to take any of, the foregoing actions.

      (c) Other Actions. The Company and Purchaser shall not, and shall not permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that is qualified as to materiality becoming untrue, (ii) any of such representations and warranties that is not so qualified becoming untrue in any material respect or (iii) except as otherwise permitted by Section 5.02, any condition to the Merger set forth in Article VII, not being satisfied.

      (d) Advice of Changes. The Company shall promptly advise Purchaser orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect. Purchaser shall promptly advise the Company orally and in writing of any change or event that has or could reasonably be expected to have a Purchaser Material Adverse Effect.

      Section 5.02.     No Solicitation.

      (a) The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, the Company or any Company Subsidiary to, (i) solicit, initiate or encourage the submission of any Company Takeover Proposal, or take any action designed to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, participate in or continue any discussions or negotiations regarding, or furnish to any Person any information with respect to, any Company Takeover Proposal; provided, however, that prior to the receipt of the Company Stockholder Approval, the Company and its Representatives may, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by it after consultation with outside counsel, in response to a Company Takeover Proposal, that is made by a Person the Company Board determines, in good faith, is reasonably likely to result in a transaction meeting the requirements of a “Superior Company Proposal” that was not solicited by the Company and that did not otherwise result from a breach or a deemed breach of this Section 5.02(a), and subject to compliance with Section 5.02(c), (x) furnish information with respect to the Company to the Person making such Company Takeover Proposal and its Representatives pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations (including solicitation of a revised Company Takeover Proposal) with such Person and its Representatives regarding any Company Takeover Proposal.

      (b) Neither the Company Board nor any committee thereof shall (i) withdraw or propose publicly to withdraw the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Company Takeover Proposal or (iii) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, if, prior to the receipt of the Company Stockholder Approval, the Company Board receives a Superior Company Proposal and as a result thereof the Company Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary obligations, the Company Board may withdraw or modify its approval or recommendation of the Merger and this Agreement and, in connection therewith, approve or recommend such Superior Company Proposal.

      (c) The Company promptly shall advise Purchaser orally and in writing if it shall receive any Company Takeover Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Company Takeover Proposal. The Company shall keep Purchaser informed of the status of any such Company Takeover Proposal or inquiry. The Company shall not be required to comply with this Section 5.02(c) in any instance to the extent that the Company Board determines in good faith, after consultation with outside counsel, that such compliance would in such instance breach or violate their fiduciary duties.

      (d) Nothing contained in this Section 5.02 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would breach or violate its obligations under applicable Law; provided, however, that in no event shall the Company, the Company Board or any committee thereof take, agree or resolve to take any action prohibited by Section 5.02(b).

ARTICLE VI

ADDITIONAL AGREEMENTS

      Section 6.01.     Preparation of Proxy Statement; Stockholders Meeting.

      (a) Form S-4. Each of the Company and Purchaser shall cooperate and promptly prepare under the Securities Act, with respect to the shares of Purchaser Common Stock issuable in the Merger, a portion of which Form S-4 shall also serve as the joint proxy statement with respect to the meetings of the stockholders of the Company and of Purchaser in connection with the Merger (in its entirety, the “Form S-4”). The respective parties will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act, and the rules and regulations thereunder. Each of the Company and Purchaser shall furnish all information about itself and its business and operation and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Form S-4. Purchaser shall use its reasonable best efforts, and the Company will cooperate with the Purchaser, to have the Form S-4 declared effective by the SEC as promptly as practicable following the date of this Agreement. Purchaser shall use its reasonable best efforts to obtain, prior to the effective date of the Form S-4, all necessary state securities law or “blue sky” permits or approvals required to carry out the transactions contemplated by this Agreement and will pay all expenses incident thereto. Purchaser agrees that the Form S-4 and each amendment or supplement thereto at the time of mailing thereof and at the time of the respective meetings of stockholder of the Company and Purchaser, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein, in light of the circumstances under with they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a materiel fact was made by Purchaser in reliance upon and in conformity with information concerning the Company furnished to Purchaser by the Company for use in the Form S-4. The Company agrees that the information provided by it for inclusion in the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of the Company and Purchaser, will not include any untrue statement of a material fact or omit to state a materiel fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Purchaser will advise and deliver copies (if any) to the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Purchaser Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

      (b) Stockholders Meetings. Each of the Company and Purchaser will take all action necessary in accordance with applicable Law and, in the case of the Company, the Company’s Charter and the Company’s By-laws and, in the case of Purchaser, the Purchaser’s Charter and the Purchaser’s By-laws, to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Company Board and the Purchaser Board each shall recommend that its stockholders approve this Agreement and the transactions contemplated hereby, and the Company and Purchaser shall use their reasonable best efforts to obtain such approval, including, without limitation, by timely filing and mailing the joint proxy statement/prospectus contained in the Form S-4 to their respective stockholders; provided, however, that nothing contained in this Section 6.01(b) shall prohibit the Company Board from failing to make such recommendation or using their reasonable best efforts to obtain such approval if the Company Board has determined in good faith, after consultation with outside counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to its stockholders under applicable Law. The Company and Purchaser shall coordinate and cooperate with respect to the timing of such meetings and shall use their reasonable best efforts to hold such meetings on the same day. It shall be a condition to mailing the Form S-4 that (i) Purchaser shall have received a “comfort” letter from Ernst & Young LLP, independent public accountants for the Company, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of the Company included or incorporated in the Form S-4, in form and substance reasonably satisfactory to Purchaser, and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4, and (ii) the Company shall have received a “comfort” letter from KPMG LLP, independent public accountants for Purchaser, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of Purchaser included or incorporated in the Form S-4, in form and substance reasonably satisfactory to the Company, and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4.

      (c) Listing Application. Purchaser shall promptly prepare and submit to the Nasdaq SmallCap Market a listing application covering the shares of Purchaser Common Stock issuable in the Merger, and shall obtain prior the Effective Time approval for the listing of such Purchaser Common Stock, subject to official notice of the issuance.

      Section 6.02.     Access to Information; Confidentiality. Each of the Company and Purchaser shall, and shall cause each of its Subsidiaries to, afford to the other party and to the other party’s officers, employees, accountants, counsel, financial advisors and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of the Company and Purchaser shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws and (b) all other information concerning its business, properties and personnel as the other party may reasonably request. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreements dated January 30, 2003 and March 5, 2003 between the Company and Purchaser (the “Confidentiality Agreements”).

      Section 6.03.     Reasonable Efforts; Notification.

      (a) Upon the terms and subject to the conditions set forth in this Agreement, unless, to the extent permitted by Section 5.02(b), the Company Board approves or recommends a Superior Company Proposal, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.02(b).

      (b) The Company shall give prompt notice to Purchaser, and Purchaser or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

      (c) The Company shall use its reasonable best efforts to complete the audit of its consolidated financial statements for the fiscal year ending April 30, 2003 as soon as practicable.

      Section 6.04.     Equity Incentive Plans.

      (a) Company Stock Plans. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to ensure that each outstanding Company Employee Stock Option, whether vested or unvested, that is then outstanding and unexercised pursuant to the Company Stock Plans shall be fully vested and exercisable for a period of fifteen (15) days prior to the Effective Time and that each Company Stock Plan shall terminate as of the Effective Time.

      (b) Company ESPP. Any offering underway as of May 31, 2003 or that is scheduled to end on such date under the Company ESPP shall, to the extent necessary, be accelerated such that on May 31, 2003 all offerings under the Company ESPP shall be determined by treating this date as the last day of such offering periods (and making such other pro-rata adjustments as may be necessary to reflect the shortened offering). Outstanding rights to purchase shares of Company Common Stock shall be exercised in accordance with the terms of the Company ESPP. The Company ESPP shall remain in effect until otherwise terminated by the Company Board; provided, however, that the Company will not permit an offering period to commence after the date hereof (unless this Agreement is terminated); and provided, further, that, in the event the Merger is consummated, the Company ESPP shall be terminated effective as of the Effective Time.

      Section 6.05.     Benefit Plans. For the one (1) year period following the Effective Time and except as set forth in Section 6.04, Purchaser shall cause the Surviving Corporation to maintain the Company Benefit Plans in effect on the date of this Agreement or to provide benefits to each current employee of the Company and its Subsidiaries that are not less favorable in the aggregate to such employees than those in effect on the date of this Agreement.

(a) From and after the Effective Time, Purchaser shall, and shall cause the Surviving Corporation to honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s employment, severance and termination agreements.

(b) With respect to any Purchaser Benefit Plan (including any severance plan), for all purposes, including determining eligibility to participate, level of benefits and vesting, service with the Company or any Company Subsidiary shall be treated as service with Purchaser or any of its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) To the extent permitted by the applicable Purchaser Benefit Plan, Purchaser shall waive, or cause to be waived, any pre-existing condition limitation under any Purchaser Benefit Plan in which employees of the Company and the Company Subsidiaries (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation would have been applicable under the comparable Company Benefit Plan immediately prior to the Effective Time. Purchaser shall recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant Purchaser Benefit Plans in which they will be eligible to participate from and after the Effective Time.

      Section 6.06.     Indemnification. Purchaser shall, and shall cause the Surviving Corporation to, honor all the Company’s obligations to indemnify (including any obligations to advance funds for expenses) the current or former directors and officers of the Company for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company By-laws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger and shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-laws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to such indemnification and elimination of liability for monetary damages at least as favorable to the directors and officers of the Company as those set forth in the current certificate of incorporation and bylaws of the Company, and for a period of six (6) years from the Effective Time, those provisions will not be repealed or amended or otherwise modified in any manner that would adversely affect the rights thereunder of the directors and officers of the Company, except to the extent, if any, that such modification is required by applicable law. At or prior to the Effective Time, the Company shall purchase directors’ and officers’ liability insurance coverage for the Company’s directors and officers which shall provide them with at least the same coverage and amounts containing terms and conditions which are no less advantageous to the Company’s current or former directors and officers with respect to claims arising from or related to facts or events which occurred at or before the Effective Time for up to six years following the Effective Time. In the event that Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person in a single transaction or a series of transactions, then, and in each such case, Purchaser or the Surviving Corporation, as applicable, shall make or cause to be made proper provision so that the successors and assigns of Purchaser or the Surviving Corporation, as applicable, assume the indemnification obligations of Purchaser or the Surviving Corporation, as applicable, under this Section 6.06 for the benefit of the directors and officers of the Company. The obligations of Purchaser and the Surviving Corporation under this Section 6.06 shall not be terminated or modified in such a manner as to adversely affect any persons entitled to indemnification under this Section 6.06 without the consent of such affected indemnified persons (it being expressly agreed that such indemnified persons to whom this Section 6.06 applies shall be third party beneficiaries of this Section 6.06) unless such modification or termination is required by Law. At or before the Effective Time, the Company shall execute and deliver to each of its directors and officers an indemnification agreement in a form reasonably acceptable to Purchaser.

      Section 6.07.     Fees and Expenses.

      (a) All fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except those fees and expenses incurred in connection with printing and filing the Form S-4 shall be shared equally by

Purchaser and the Company, provided that all such fees and expenses payable by the Company shall be paid on or before the Effective Time.

      (b) The Company shall pay to Purchaser a fee of $600,000 (the “Termination Fee”) if this Agreement is terminated pursuant to (i) Section 8.01(b)(v) or Section 8.01(c)(ii); or (ii) Section 8.01(c)(i), Section 8.01(b)(i) or Section 8.01(b)(iii) (as a result of the failure of the Company to satisfy any of the conditions set forth in Article VII to be satisfied by it), and at the time of termination there exists a Company Takeover Proposal and within twelve (12) months of such termination pursuant to Section 8.01(c)(i), Section 8.01(b)(i) or Section 8.01(b)(iii), the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by such Company Takeover Proposal. If this Agreement is terminated (x) by Purchaser pursuant to Section 8.01(b)(iv), then the Company shall pay to Purchaser an amount equal to all of Purchaser’s Expenses, as evidenced by reasonable documentation, up to an aggregate of $600,000; or (y) by the Company pursuant to Section 8.01(b)(vi), then Purchaser shall pay to the Company an amount equal to all of the Company’s Expenses, as evidenced by reasonable documentation, up to an aggregate of $600,000; provided, however, that in the event that both Purchaser and the Company would otherwise be entitled to payments under this Section 6.07 in connection with the termination of this Agreement pursuant to both Sections 8.01(b)(iv) and 8.01(b)(vi), neither party shall be required to make any such payment under this Section 6.07. Any fee due under this Section 6.07(b) (other than Section 6.07(b)(ii)) shall be paid by wire transfer of same-day funds within two (2) business days of the date of the termination of this Agreement, and any fee due under Section 6.07(b)(ii) shall be paid by wire transfer of same-day funds no later than the date the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal.

      Section 6.08.     Public Announcements. Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or The Nasdaq Stock Market.

      Section 6.09.     Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub and Purchaser in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

      Section 6.10.     Affiliates of the Company. The Company has identified the Persons listed on the Company Disclosure Letter as Persons whom the Company reasonably believes are “affiliates” of the Company for purposes of Rule 145 promulgated under the Securities Act (each, a “Company Affiliate”). The Company will use its reasonable best efforts to obtain as promptly as practicable from each Company Affiliate a written agreement in substantially the form of Exhibit B hereto to the effect that such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any Purchaser Common Stock issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act.

      Section 6.11.     Tax Free Reorganization Treatment. The parties shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Each of Purchaser, Merger Sub, and the Company (i) shall not file any tax return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code.

      Section 6.12.     Exemption from Liability under Section 16(b). If, prior to the Effective Time, the Company delivers to Purchaser (i) a resolution of the Company Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), providing that the conversion into Purchaser Common Stock by Company Insiders (as defined below) of Company

Common Stock or options to purchase Company Common Stock pursuant to the transactions contemplated hereby are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act and (ii) the Section 16 Information (as defined below) with respect to the Company prior to the Effective Time, the Purchaser Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Company Insiders of Purchaser Common Stock in exchange for Company Common Stock and of options to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. “Section 16 Information” shall mean information accurate in all respects regarding the Company Insiders, the number of shares of Company Common Stock or other Company equity securities deemed to be beneficially owned by each Company Insider and expected to be exchanged for Purchaser Common Stock in connection with the Merger. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

      Section 6.13.     Granting of Additional Purchaser Options. At the Effective Time, Purchaser shall grant options (“Additional Purchaser Options”) to purchase 300,000 shares of Purchaser Common Stock under the Purchaser Stock Plans to such employees of the Company that will become employees of Purchaser as may be determined by Purchaser and in the amounts as may be determined by Purchaser. The Additional Purchaser Options shall be subject to Purchaser’s standard terms and conditions, including vesting schedules. The exercise price for the Additional Purchaser Options shall be the fair market value of a share of Purchaser Common Stock at the Effective Time, as determined in good faith by the Purchaser Board. The number of Additional Purchaser Options granted hereunder shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exchangeable for Purchaser Common Stock), reorganization, recapitalization or other like change with respect to Purchaser Common Stock occurring after the date hereof and prior to the Effective Time. The Purchaser Common Stock to be issued upon the exercise of such Additional Purchaser Options has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of the Purchaser Stock Plans, will be duly and validly issued, fully paid, nonassessable, free of any liens or encumbrances (other than any liens or encumbrances created by the holder thereof) and free of restrictions on transfer.

      Section 6.14.     Remedies. Notwithstanding anything to the contrary contained herein, in the event of a willful breach by the any party to this Agreement of any covenant contained in this Agreement, the other party hereto shall have all rights, powers and remedies against the other party that may be available at law or in equity. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

ARTICLE VII

CONDITIONS PRECEDENT

      Section 7.01.     Conditions to Each Party’s Obligation To Effect The Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company and Purchaser shall have obtained the Company Stockholder Approval and the Purchaser Stockholder Approval, as applicable.

(b) Antitrust. Any consents, approvals and filings under any foreign antitrust Law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

(c) No Injunctions or Restraints. No temporary judgment issued by any court of competent jurisdiction or other law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, each of the parties shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such judgment that may be entered.

(d) Form S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued and remain in effect and no proceeding for that purpose shall have been instituted by the SEC or any state regulatory authorities;

(e) Consents and Approvals. All governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the Transactions and all consents from lenders, lessors, or other third parties required to consummate the Merger and the Transactions, shall have been obtained and be in effect at the Effective Time, except where the failure to obtain the same would not be reasonably likely, individually or in the aggregate, to have a Purchaser Material Adverse Effect or a Company Material Adverse Effect following the Effective Time.

      Section 7.02.     Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date), other than for such failures to be true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Company Material Adverse Effect. Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a substantial likelihood of success, (i) challenging the acquisition by Purchaser or Merger Sub of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other Transaction or seeking to obtain from the Company, Purchaser or Merger Sub any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, or (ii) seeking to prohibit or limit the ownership or operation by the Company, Purchaser or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Purchaser or any of their respective Subsidiaries, or to compel the Company, Purchaser or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Purchaser or any of their respective Subsidiaries, as a result of the Merger or any other Transaction.

(d) Absence of Company Material Adverse Effect. Except as disclosed in the Filed Company SEC Documents or in the Company Disclosure Letter, since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect.

(e) Purchaser Tax Opinion. Rogers & Hardin LLP, legal counsel to Purchaser, shall have issued its opinion, such opinion dated on or about the date of the Closing, addressed to Purchaser, and reasonably satisfactory in form and substance to it, based upon certain representations of the Company, Purchaser and the Merger Sub and certain assumptions, to the effect that: (i) the Merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code, and (ii) no gain or loss will be recognized by Purchaser or the Company by reason of the Merger, which opinion shall not have been withdrawn or modified in any material respect. The opinion referred to in this Section 7.02(e) shall not be waivable after receipt of the Company Stockholder Approval or the Purchaser Stockholder Approval unless further stockholder approval is obtained with appropriate disclosure.

(f) Estimated Closing Balance Sheet. A preliminary projected balance sheet as of the estimated Effective Time (the “Estimated Closing Balance Sheet”) shall be prepared by the Company in good faith in accordance with GAAP consistent with the Company’s past practices and delivered to Purchaser at least five (5) business days prior to the estimated Effective Time and reasonably accepted and agreed to by Purchaser within two (2) business days of the estimated Effective Time.

(g) Adjusted Working Capital. At the Effective Time, the Adjusted Working Capital shall be no less than $1,933,000, as evidenced by the Estimated Closing Balance Sheet

(h) Unrestricted Cash; Restricted Cash. At the Effective Time, (A) the sum of Unrestricted Cash and Restricted Cash shall equal no less than $7.5 million and (B) the Restricted Cash shall equal no more than $2.0 million.

      Section 7.03.     Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser and Merger Sub in this Agreement shall be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects, on and as of such earlier date), other than for such failures to be true and correct that, individually and in the aggregate, have not had and could not reasonably be expected to have a Purchaser Material Adverse Effect. The Company shall have received a certificate signed on behalf of Purchaser by the chief executive officer and the chief financial officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser by the chief executive officer and the chief financial officer of Purchaser to such effect.

(c) No Litigation. There shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a substantial likelihood of success, (i) challenging the acquisition by Purchaser or Merger Sub of any Company Common Stock, seeking to restrain or prohibit the consummation of the Merger or any other Transaction or seeking to obtain from the Company, Purchaser or Merger Sub any damages that are material in relation to the Company and the Company Subsidiaries taken as a whole, or (ii) seeking to prohibit or limit the ownership or operation by the Company, Purchaser or any of their respective Subsidiaries of any material portion of the business or assets of the Company, Purchaser or any of their respective Subsidiaries, or to compel the Company, Purchaser or any of their respective Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Purchaser or any of their respective Subsidiaries, as a result of the Merger or any other Transaction.

(d) Absence of Purchaser Material Adverse Effect. Except as disclosed in the Filed Purchaser SEC Documents or in the Purchaser Disclosure Letter, since the date of this Agreement there shall not have been any event, change, effect or development that, individually or in the aggregate, has had a Purchaser Material Adverse Effect.

(e) Special Dividend. The Company Board shall have declared and set a record date for holders of Company Common Stock entitled to payment of the Special Dividend as contemplated by Section 5.01(a)(i).

(f) Tax Free Reorganization. The Company shall have not become aware of any action or condition that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(g) Company Tax Opinion. McDermott, Will & Emery, legal counsel to the Company, or Rogers & Hardin LLP, legal counsel to Purchaser, shall have issued its opinion, such opinion dated on or about the date of the Closing, addressed to the Company, and reasonably satisfactory in form and substance to it, based upon certain representations of the Company, Purchaser and the Merger Sub and certain assumptions, to the effect that: (i) the Merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code, (ii) no gain or loss will be recognized by any shareholder of the Company upon the exchange of Company Common Stock solely for Purchaser Common Stock in the Merger, (iii) the basis of the Purchaser Common Stock received by each Company shareholder who exchanges the Company Common Stock for Purchaser Common Stock in the Merger will be the same as such shareholder’s basis in the Company Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of Purchaser Common Stock), and (iv) the holding period of the Purchaser Common Stock received by each Company shareholder in the Merger will include the holding period of the Company Common Stock surrendered in exchange therefor, provided that such shares of Company Common Stock were held as a capital asset by such shareholder at the Effective Time, which opinion shall not have been withdrawn or modified in any material respect. The opinion referred to in this Section 7.03(g) shall not be waivable after receipt of the Company Stockholder Approval or the Purchaser Stockholder Approval unless further stockholder approval is obtained with appropriate disclosure.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

      Section 8.01.     Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of either Company Stockholder Approval or Purchaser Stockholder Approval:

(a) by mutual written consent of Purchaser and the Company;

(b) by either Purchaser or the Company:

(i) if the Merger is not consummated on or before December 31, 2003 (the “Outside Date”), unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

(ii) if any Governmental Entity issues an order, decree or ruling or take any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(iii) if any condition to the obligation of such party to consummate the Merger set forth in Section 7.02 (in the case of Purchaser) or 7.03 (in the case of the Company) becomes incapable of satisfaction prior to the Outside Date; provided, however, that the terminating party is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement);

(iv) if, upon a vote at a duly held meeting to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; or

(v) if the Company Board or any committee thereof withdraws, or proposes publicly to withdraw, its approval or recommendation of this Agreement or the Merger, fails to recommend to the Company’s stockholders that they give the Company Stockholder Approval or approves or recommends, or proposes publicly to approve or recommend, any Company Takeover Proposal;

(vi) if, upon a vote at a duly held meeting to obtain the Purchaser Stockholder Approval, the Purchaser Stockholder Approval is not obtained.

(c) by Purchaser, (i) if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform

(x) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b), and (y) cannot be or has not been cured within 30 days after the giving of written notice to the Company of such breach (provided that Purchaser is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement); or (ii) if the Company or any of its officers, directors, employees, representatives or agents takes any of the actions that would be proscribed by Section 5.02 but for the exceptions therein allowing certain actions to be taken pursuant to the proviso in the first sentence of Section 5.02(a);

(d) by the Company, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b), and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Purchaser of such breach (provided that the Company is not then in willful and material breach of any representation, warranty or covenant contained in this Agreement).

      Section 8.02.     Effect of Termination. In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser, Merger Sub or the Company, other than the last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination, and except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in this Agreement, in which event the other party shall have all rights, powers and remedies available at law or in equity. Notwithstanding the foregoing, if this Agreement is terminated under circumstances in which Purchaser is entitled to receive the Termination Fee, the payment of the Termination Fee shall be the sole and exclusive remedy available to Purchaser.

      Section 8.03.     Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

      Section 8.04.     Extension: Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

      Section 8.05.     Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Purchaser, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.

ARTICLE IX

GENERAL PROVISIONS

      Section 9.01.     Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      Section 9.02.     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser or Merger Sub, to: Verso Technologies, Inc. 400 Galleria Parkway Suite 300 Atlanta, Georgia 30339 Attention: Chief Financial Officer

with a copy to:

Robert C. Hussle, Esq. Rogers & Hardin LLP 2700 International Tower 229 Peachtree Street, N.E. Atlanta, Georgia 30303

(b)	if to the Company, to:

MCK Communications, Inc. 117 Kendrick Street Needham, Massachusetts 02494 Attention: Chief Financial Officer

with a copy to:

John J. Egan III, P.C. McDermott, Will & Emery 28 State Street Boston, Massachusetts 02109

      Section 9.03.     Definitions. For purposes of this Agreement:

      “Adjusted Working Capital” means the Company’s working capital determined in accordance with GAAP less the amount of the Company’s cash, cash equivalents and marketable securities (whether or not restricted); provided, however, that the liabilities associated with the matters set forth on Schedule 9.03 shall be excluded from the calculation of Adjusted Working Capital for all purposes.

      “Company Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is materially adverse to the business, assets, condition (financial or otherwise), or results of operations of the Company and the Company Subsidiaries, taken as a whole, other than effects relating to (A) changes, effects, events, occurrences or circumstances that generally affect the industries in which the Company operates, and that do not have a materially disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, (B) general economic, financial or securities market conditions in the United States or elsewhere, or (C) the announcement of the Transactions.

      “Company Takeover Proposal” means (i) any proposal or offer for a merger, share exchange, business combination, consolidation, dual listed structure, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving the Company, (ii) any proposal or offer to acquire in any manner, directly or indirectly, over twenty-five percent (25%) of the equity securities of the Company or (iii) any proposal or offer to acquire, lease, exchange, mortgage, pledge, dispose of or otherwise transfer, in any manner (including through any arrangement having substantially the same economic effect as a sale of assets), directly or indirectly, a substantial portion of the assets of the Company in a single transaction or a series of related transactions, in each case other than the Transactions and other than any acquisition transaction permitted by Section 5.01.

      “Expenses” means, with respect to any party hereto, all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates, but excluding any allocation of overhead) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Form S-4, the solicitation of shareholder or shareholder approvals and all other matters related to the Closing.

      “Final Deduct Amount” shall mean the aggregate amount of expense anticipated to be incurred by Purchaser and/or the Company after the Effective Time for the matters and in the aggregate amount set forth on Schedule 9.03 less the amount of any such expenses satisfied by the Company prior to the Effective Time, with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld).

      “Law” means any material statute, law, ordinance, rule or regulation.

      “Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

      “Purchaser Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is materially adverse to the business, assets, condition (financial or otherwise), or results of operations of Purchaser and the Purchaser Subsidiaries, taken as a whole, other than effects relating to (A) changes, effects, events, occurrences or circumstances that generally affect the industries in which Purchaser operates, and that do not have a materially disproportionate impact on Purchaser and the Purchaser Subsidiaries, taken as a whole, (B) general economic, financial or securities market conditions in the United States or elsewhere, or (C) the announcement of the Transactions.

      “Restricted Cash” shall mean the amount of restricted securities and restricted cash shown on the Estimated Closing Balance Sheet.

      “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

      “Superior Company Proposal” means a Company Takeover Proposal, not subject to financing, made by a third party on terms that the Company Board determines in good faith, after consultation with its financial advisor and its outside counsel, to be more favorable to the holders of Company Common Stock than the Transactions, taking into account the termination provisions of this Agreement and all the terms and conditions of such proposal and this Agreement (including any proposal by Purchaser to amend the terms of the Transactions or this Agreement), and is, in the good faith judgment of the Company Board, reasonably likely to be completed.

      “Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

      “Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

      “Unrestricted Cash” shall mean the amount of cash, cash equivalents and marketable securities (and, in no event, any Restricted Cash) shown on the Estimated Closing Balance Sheet less the Dividend Amount and less any amounts payable pursuant to the Company Incentive Bonus Plan to the extent unpaid at the Effective Time and less the Final Deduct Amount.

      Section 9.04.     Interpretation; Disclosure Letters. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any matter disclosed in any Section of the Company Disclosure Letter shall be deemed disclosed for all purposes and all Sections of the Company Disclosure Letter. Any matter disclosed in any Section of the Purchaser Disclosure Letter shall be deemed disclosed for all purposes and all Sections of the Purchaser Disclosure Letter.

      Section 9.05.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

      Section 9.06.     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

      Section 9.07.     Entire Agreement; Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the Purchaser Disclosure Letter and the Confidentiality Agreements, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 6.05 and Section 6.06, are not intended to confer upon any Person other than the parties any rights or remedies.

      Section 9.08.     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      Section 9.09.     Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Purchaser or to any direct or indirect wholly owned Subsidiary of Purchaser, provided that such assignment does not prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and provided further, that no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      Section 9.10.     Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than the State of Delaware or any Delaware state court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement or any Transaction.

[Signatures on following page]

      IN WITNESS WHEREOF, Purchaser, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

VERSO TECHNOLOGIES, INC.

By:	/s/ STEVEN A. ODOM

Name: Steven A. Odom
Title: Chairman and Chief Executive Officer

MICKEY ACQUIRING SUB, INC.

By:	/s/ STEVEN A. ODOM

Name: Steven A. Odom
Title: Chief Executive Officer

MCK COMMUNICATIONS, INC.

By:	/s/ THOMAS M. NOLETTE

Name: Thomas M. Nolette
Title: Chief Executive Officer

EXHIBIT A

RESTATED CERTIFICATE OF INCORPORATION

OF
MCK COMMUNICATIONS, INC.

ARTICLE 1

      The name of the Corporation is MCK Communications, Inc.

ARTICLE 2

      The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE 3

      The nature of the business or the purposes to be conducted or promoted are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4

      The total number of shares of all classes of stock which the Corporation has authority to issue is 1,000 shares, which shall be Common Stock, with par value of $.01 per share (the “Common Stock”). The designation and the powers, preferences and rights of the shares of Common Stock are as follows:

1. Shares of Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors. Each share of Common Stock shall be equal to every other share of Common Stock in every respect.

2. Each holder of Common Stock shall be entitled at all meetings of stockholders to one vote for each share of Common Stock held by each such holder of record on the books of the Corporation.

ARTICLE 5

      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power to make, adopt, amend and repeal the Bylaws of the Corporation, including, to the extent permitted by law, any bylaw adopted by the stockholders of the Corporation unless such bylaw specifically provides that it may not be amended or repealed by the Board of Directors.

ARTICLE 6

      Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws of the Corporation so provide.

ARTICLE 7

      Except as otherwise set forth herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 8

      The Corporation shall have the power and authority to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement to the maximum extent permitted by the General Corporation Law of the State of Delaware or other applicable law.

ARTICLE 9

      No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

      Any repeal or modification of this Article 9 by either of (i) the stockholders of the Corporation or (ii) an amendment to the General Corporation Law of the State of Delaware, shall not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a person serving as a director at the time of such repeal or modification.

      For a period of six years from the effective date of this Certificate of Incorporation, the provisions of this Article 9 may not be repealed, amended or otherwise modified in any manner that would adversely affect the rights hereunder of the directors of the Corporation, except to the extent, if any, that such modification is required by applicable law.

EXHIBIT B

AFFILIATE AGREEMENT

                    , 2003

VERSO TECHNOLOGIES, INC.

400 Galleria Parkway
Suite 300
Atlanta, Georgia 30339

          Re: MCK COMMUNICATIONS, INC.

Gentlemen:

      Verso Technologies, Inc., a Minnesota corporation (“Purchaser”), Mickey Acquiring Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and MCK Communications, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of April 21, 2003 (the “Merger Agreement”), pursuant to which Merger Sub is to be merged with and into the Company (the “Merger”), and each outstanding share of common stock of the Company is to be converted into the right to receive shares of common stock of Purchaser (“Purchaser Common Stock”). Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

      The undersigned has been advised that as of the date the Merger Agreement is submitted to shareholders of the Company for approval, the undersigned may be an “affiliate” of the Company, as such term is defined for purposes of paragraph (c) of Rule 145 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Execution of this Agreement by the undersigned should not be construed as an admission of “affiliate” status or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is an “affiliate” on or after the date of this Agreement.

      In connection with the Merger, Purchaser has requested the undersigned to agree, and the undersigned hereby agrees, with Purchaser as follows:

      Purchaser has filed a Joint Proxy Statement/Prospectus with the Company, pursuant to which the Purchaser Common Stock to be received by the undersigned pursuant to the Merger will be registered.

      The undersigned understands and agrees that any sales of Purchaser Common Stock will be made pursuant to an effective registration statement or in compliance with Rule 145, or in a transaction which, in the opinion of legal counsel satisfactory to Purchaser, is exempt from the registration requirements of the Securities Act, and that stop-transfer instructions to this effect will be given to Purchaser’s transfer agent with respect to the shares of Purchaser Common Stock to be received by the undersigned in the Merger, and there will be placed on the certificate representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THESE SECURITIES MAY ONLY BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR (2) IN ACCORDANCE WITH RULE 145 OR A TRANSACTION WHICH IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND, IN EITHER CASE, ALONG WITH AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO SUCH EFFECT.”

      The undersigned further understands and agrees that unless the transfer by the undersigned of the Purchaser Common Stock to be received by the undersigned pursuant to the Merger has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Purchaser reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

      It is understood and agreed that the legends set forth in the immediately preceding two paragraphs shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Securities Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) evidence or representations satisfactory to Purchaser that the securities represented by such certificates are being or have been sold in a transaction made in conformity with the provisions of Rule 145(d) (as such rule may be hereafter from time to time amended) or (ii) Purchaser has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Purchaser, or a “no-action” letter obtained by the undersigned from the staff of the SEC, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

      Purchaser agrees and covenants that for so long as is necessary to permit the undersigned to sell the Purchaser Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Purchaser shall (i) file, on a timely basis, all reports and data required to be filed with the SEC by it pursuant to Section 13 or Section 15 of the Exchange Act, and (ii) furnish to the undersigned upon request a written statement as to whether Purchaser has complied with such reporting requirements during the 12 months preceding any proposed sale of Purchaser Common Stock by the undersigned under Rule 145 and Rule 144. Purchaser represents and warrants to the undersigned that it has filed all reports required to be filed with the SEC under Section 13 or Section 15 of the Exchange Act during the preceding 12 months. Although this letter references sales of Purchaser Common Stock pursuant to an effective registration statement, the undersigned acknowledges and agrees that Purchaser has no obligation to file such a registration statement.

Very truly yours,

Accepted this            day

of                     , 2003 by

PURCHASER:

By:

Its:

Appendix A-1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

      THIS FIRST AMENDMENT (the “Amendment”) to the Agreement and Plan of Merger (the “Merger Agreement;” capitalized terms used but not defined herein shall have the meanings ascribed to them therein), dated as of April 21, 2003, by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation (“Purchaser”), MICKEY ACQUIRING SUB, INC., a Delaware corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”), and MCK COMMUNICATIONS, INC., a Delaware corporation (the “Company”), is made as of the 21st day of April, 2003 by and among Purchaser, Merger Sub, and the Company (collectively, the “Parties”).

WITNESSETH:

      WHEREAS, the Parties have entered into the Merger Agreement, which provides, upon the terms and conditions set forth therein, for the Merger; and

      WHEREAS, the Parties have determined that the amount of Restricted Cash will not fluctuate prior to the estimated Effective Time and that it is possible, therefore, and in the best interest of the Parties, to provide certainty with respect to the calculation of the number of Purchaser Shares to be issued pursuant to Section 2.01(c) of the Merger Agreement;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein, the Parties do hereby agree as follows:

      SECTION 1. Agreement as to Merger Agreement. The Parties agree that the amount of the Restricted Cash shall equal $2.0 million for purposes of Section 2.01(c) of Merger Agreement.

      SECTION 2. Representations and Warranties.

      (a) Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser and Merger Sub that: (i) the Company has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Merger Agreement, as amended hereby; (ii) the execution and delivery of this Amendment by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement, as amended hereby, have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

      (b) Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub hereby jointly and severally represent and warrant to the Company that: (i) Purchaser and Merger Sub have all necessary corporate power and authority to execute and deliver this Amendment and to perform their respective obligations under the Merger Agreement, as amended hereby; (ii) the execution and delivery of this Amendment by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated by the Merger Agreement, as amended hereby, have been duly and validly authorized by all necessary corporate action (other than shareholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by Purchaser and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms.

      SECTION 3. Effect on Merger Agreement. Except as otherwise specifically provided herein, the Merger Agreement shall not be amended but shall remain in full force and effect.

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      SECTION 4. Headings. The Section headings contained in this Amendment are for reference purposes only and will not affect in any way the meaning or interpretation of this Amendment.

      SECTION 5. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO CONFLICT OF LAW PRINCIPLES).

      SECTION 6. Counterparts. This Amendment may be executed simultaneously in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Executed counterparts may be delivered via facsimile transmission.

      SECTION 7. Entire Agreement. This Amendment (together with the Merger Agreement and the Exhibits thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

[Signatures on Following Page]

A-1-2

      IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed and delivered by its officer thereunto duly authorized, all as of the day and year above written.

VERSO TECHNOLOGIES, INC.

By:	/s/ STEVEN A. ODOM

STEVEN A. ODOM
Its: Chief Executive Officer

MICKEY ACQUIRING SUB, INC.

By:	/s/ STEVEN A. ODOM

STEVEN A. ODOM
Its: Chief Executive Officer

MCK COMMUNICATIONS, INC.

By:	/s/ THOMAS M. NOLETTE

THOMAS M. NOLETTE
Its: Chief Executive Officer

A-1-3

APPENDIX A-2

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

      THIS SECOND AMENDMENT (the “Amendment”) to the Agreement and Plan of Merger dated as of April 21, 2003, by and among VERSO TECHNOLOGIES, INC., a Minnesota corporation (“Purchaser”), MICKEY ACQUIRING SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and MCK COMMUNICATIONS, INC., a Delaware corporation (the “Company”), as amended by the First Amendment to the Agreement and Plan of Merger dated as of April 21, 2003 (as so amended, the “Merger Agreement;” capitalized terms used but not defined herein shall have the meanings ascribed to them therein), is effective as of the 13th day of June, 2003 by and among Purchaser, Merger Sub, and the Company (collectively, the “Parties”).

WITNESSETH:

      WHEREAS, the Parties have entered into the Merger Agreement, which provides, upon the terms and conditions set forth therein, for the Merger; and

      WHEREAS, the Parties have determined that it is advisable to amend the Merger Agreement as set forth herein;

      NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein, the Parties do hereby agree as follows:

      SECTION 1.     Agreement as to Merger Agreement. The Merger Agreement is hereby amended as follows:

(a) Amendment to the Index of Defined Terms. The Index of Defined Terms set forth in the Merger Agreement is hereby amended to delete from page vi thereof “Purchaser Stockholder Approval” and “Section 4.04(c)” set forth across therefrom in their entirety.

(b) Amendment to Section 2.01(c)(i). Section 2.01(c)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(i) the aggregate number of shares of Purchaser Common Stock to be issued in exchange for shares of Company Common Stock in connection with the Merger (the “Purchaser Shares”) shall equal 18,280,000;”

(c) Amendment to Section 4.04(c). Section 4.04(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(c) No vote of holders of any class or series of Purchaser Capital Stock is necessary for Purchaser to approve and adopt this Agreement and the Merger.”

(d) Amendment to Section 6.01(a). The first sentence of Section 6.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Each of the Company and Purchaser shall cooperate and promptly prepare under the Securities Act, with respect to the shares of Purchaser Common Stock issuable in the Merger, a portion of which Form S-4 shall also serve as the proxy statement with respect to the meeting of the stockholders of the Company in connection with the Merger (in its entirety, the “Form S-4”).”

The sixth sentence of Section 6.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Purchaser agrees that the Form S-4 and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of the Company, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein, in

A-2-1

light of the circumstances under with they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Purchaser in reliance upon and in conformity with information concerning the Company furnished to Purchaser by the Company for use in the Form S-4.”

The seventh sentence of Section 6.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The Company agrees that the information provided by it for inclusion in the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of the Company, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.”

(e) Amendment to Section 6.01(b). Section 6.01(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Stockholders Meeting. The Company will take all action necessary in accordance with applicable Law, the Company’s Charter and the Company’s By-laws to convene a meeting of its stockholders as promptly as practicable to consider and vote upon the approval of this Agreement and the transactions contemplated hereby. The Company Board shall recommend that its stockholders approve this Agreement and the transactions contemplated hereby, and the Company shall use its reasonable best efforts to obtain such approval, including, without limitation, by timely filing and mailing the proxy statement/prospectus contained in the Form S-4 to its stockholders; provided, however, that nothing contained in this Section 6.01(b) shall prohibit the Company Board from failing to make such recommendation or using its reasonable best efforts to obtain such approval if the Company Board has determined in good faith, after consultation with outside counsel, that such action is necessary for the Company Board to comply with its fiduciary duties to its stockholders under applicable Law. The Company and Purchaser shall coordinate and cooperate with respect to the timing of such meeting. It shall be a condition to mailing the Form S-4 that (i) Purchaser shall have received a “comfort” letter from Ernst & Young LLP, independent public accountants for the Company, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of the Company included or incorporated in the Form S-4, in form and substance reasonably satisfactory to Purchaser, and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4, and (ii) the Company shall have received a “comfort” letter from KPMG LLP, independent public accountants for Purchaser, dated as of a date within two business days before the date on which the Form S-4 shall become effective, with respect to the financial statements of Purchaser included or incorporated in the Form S-4, in form and substance reasonably satisfactory to the Company, and customary in scope and substance for “comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Form S-4.”

(f) Amendment to Section 6.07(b). The second sentence of Section 6.07(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“If this Agreement is terminated by Purchaser pursuant to Section 8.01(b)(iv), then the Company shall pay to Purchaser an amount equal to all of Purchaser’s Expenses, as evidenced by reasonable documentation, up to an aggregate of $600,000.”

(g) Amendment to Section 7.01(a). Section 7.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(a) Stockholder Approval. The Company shall have obtained the Company Stockholder Approval.”

A-2-2

(h) Amendment to Section 7.02(e). The last sentence of Section 7.02(e) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The opinion referred to in this Section 7.02(e) shall not be waivable after receipt of the Company Stockholder Approval unless further stockholder approval is obtained with appropriate disclosure.”

(i) Amendment to Section 7.02(h). Section 7.02(h) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“(h) Unrestricted Cash; Restricted Cash. At the Effective Time, (A) the sum of Unrestricted Cash and Restricted Cash shall equal no less than $6,363,720 and (B) the Restricted Cash shall equal no more than $2,000,000.”

(j) Amendment to Section 7.03(g). The last sentence of Section 7.03(g) of the Merger Agreement is hereby amended and restated in its entirety as follows:

“The opinion referred to in this Section 7.03(g) shall not be waivable after receipt of the Company Stockholder Approval unless further stockholder approval is obtained with appropriate disclosure.”

(k) Amendment to Section 8.01. The preamble of Section 8.01 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of Company Stockholder Approval:”

(l) Further Amendment to Section 8.01. Section 8.01(b)(vi) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(vi) [Intentionally Deleted].”

(m) Global Amendment. As a result of the other amendments effected hereby, the receipt of Purchaser Stockholder Approval is no longer necessary to complete the Merger and the Parties, therefore, intend to delete from the Merger Agreement all references to Purchaser Stockholder Approval and all references to any meeting of the holders of the outstanding Purchaser Common Stock or proxy statement heretofore contemplated to be held or prepared in connection therewith. Accordingly, all such references are hereby deleted and shall have no force or effect.

      SECTION 2. Effectiveness of Amendment. This effectiveness of this Amendment is subject to the approval of the Board of Directors of the Company.

      SECTION 3. Representations and Warranties.

      (a) Representations and Warranties of the Company. The Company hereby represents and warrants to Purchaser and Merger Sub that (assuming the satisfaction of the condition described in Section 2 hereof): (i) the Company has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Merger Agreement, as amended hereby; (ii) the execution and delivery of this Amendment by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement, as amended hereby, have been duly and validly authorized by all necessary corporate action (other than stockholder approval as described in the Merger Agreement); and (iii) this Amendment has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

      (b) Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub hereby jointly and severally represent and warrant to the Company that: (i) Purchaser and Merger Sub have all necessary corporate power and authority to execute and deliver this Amendment and to perform their respective obligations under the Merger Agreement, as amended hereby; (ii) the execution and delivery of this Amendment by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the

A-2-3

transactions contemplated by the Merger Agreement, as amended hereby, have been duly and validly authorized by all necessary corporate action; and (iii) this Amendment has been duly executed and delivered by Purchaser and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms.

      SECTION 4. Effect on Merger Agreement. Except as otherwise specifically provided herein, the Merger Agreement shall not be amended but shall remain in full force and effect.

      SECTION 5. Headings. The Section headings contained in this Amendment are for reference purposes only and will not affect in any way the meaning or interpretation of this Amendment.

      SECTION 6. Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT REFERENCE TO CONFLICT OF LAW PRINCIPLES).

      SECTION 7. Counterparts. This Amendment may be executed simultaneously in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Executed counterparts may be delivered via facsimile transmission.

      SECTION 8. Entire Agreement. This Amendment (together with the Merger Agreement and the Exhibits thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the Parties with respect thereto.

[SIGNATURE PAGE FOLLOWS]

A-2-4

      IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be executed and delivered by its officer thereunto duly authorized, all as of the day and year above written.

VERSO TECHNOLOGIES, INC.

By:	/s/ JULIET M. REISING

Its: Executive Vice President and
Chief Financial Officer

MICKEY ACQUIRING SUB, INC.

By:	/s/ JULIET M. REISING

Its: Vice President

MCK COMMUNICATIONS, INC.

By:	/s/ THOMAS M. NOLETTE

Its: Chief Executive Officer

A-2-5

APPENDIX B

RAYMOND JAMES

June 16, 2003

Board of Directors

MCK Communications, Inc.
117 Kendrick Street
Needham, MA 02494

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $0.01 (the “Common Stock”), of MCK Communications, Inc. (the “Company”) of the consideration to be received by such holders in connection with (i) the proposed merger (the “Merger”) of Verso Technologies, Inc. (“Verso”) with the Company pursuant and subject to the Agreement and Plan of Merger between the Company and Verso dated as of April 21, 2003, the First Amendment to the Agreement and Plan of Merger dated April 21, 2003 and the Second Amendment to the Agreement and Plan of Merger dated June 13, 2003 (collectively, as amended, the “Agreement”) and (ii) a special dividend to be paid to the shareholders of the Company prior to the Merger as contemplated by the Agreement (the “Special Dividend”) (the Special Dividend and the Merger are hereinafter collectively referred to as the “Transaction”). The consideration to be offered by Verso in exchange for all of the outstanding Common Stock of the Company will be 18,280,000 shares of Verso common stock, par value $0.01, valued at $23.2 million based on Verso’s stock price as of market close on June 13, 2003. For purposes of this opinion, we have assumed that the Special Dividend will consist of approximately $39.9 million of cash estimated by management of the Company to be held by the Company on the date of the Special Dividend, less $6.4 million and the reasonable fees, expenses and incentive bonus plan payments payable to the executives and advisors of the Company and other reasonable Transaction related expenses and restructuring costs in connection with or contingent upon the Merger (collectively the “Transaction Expenses”). We have also assumed that the Transaction will be consummated substantially in accordance with the terms set forth in the Agreement.

      In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have, among other things:

1. reviewed the financial terms and conditions of the Transaction as stated in the Agreement;

2. reviewed the audited financial statements of the Company as of and for the year ended April 30, 2002 and the unaudited financial statements of the Company as of and for the year ended April 30, 2003;

3. reviewed the Company’s annual report filed on Form 10-K for the year ending April 30, 2002 and the quarterly reports filed on Form 10-Q for the quarters ending July 31, 2002, October 30, 2002 and January 31, 2003;

4. reviewed other Company financial and operating information requested from and/or provided by the Company, including financial projections for the fiscal years ending April 30, 2004 and 2005;

5. reviewed certain other publicly available information on the Company;

6. reviewed the audited financial statements of Verso as of and for the year ended December 31, 2002;

7. reviewed Verso’s annual report filed on Form 10-K for the year ending December 31, 2002 and the quarterly report filed on Form 10-Q for the quarter ending March 31, 2003;

8. reviewed other Verso financial and operating information requested from and/or provided by Verso, including financial projections for the fiscal years ending December 31, 2003 and 2004;

9. reviewed certain other publicly available information on Verso; and

10. discussed with members of the senior management of the Company and Verso certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

      We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Verso or any other party, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

      Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of June 16, 2003 and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

      We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement, the availability or advisability of any alternatives to the Transaction or the reasonableness of the Transaction Expenses. We did not structure the Transaction or negotiate the final terms of the Merger. This letter does not express any opinion as to the likely trading range of Verso stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Verso at that time. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the shareholders in the Transaction. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

      In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, and capitalization of the Company and certain other publicly held companies in businesses we believe to be comparable to the Company; (ii) the current and projected financial position and results of operations of the Company; (iii) the historical market prices and trading activity of the Common Stock of the Company; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

      In arriving at this opinion, Raymond James & Associates (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

      Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, which fee is contingent upon consummation of the Merger. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

      In the ordinary course of our business, Raymond James may trade in the securities of the Company or of Verso for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

      It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Merger. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld, provided, however, that we consent to its inclusion in any filing required to be made with the Securities and Exchange Commission, provided that it is included in its entirety and that any description of this opinion or our work has been approved by us.

      Based upon and subject to the foregoing, it is our opinion that, as of June 16, 2003, the consideration to be received by the shareholders of the Company in connection with the Transaction is fair, from a financial point of view, to the holders of the Company’s outstanding Common Stock.

Very truly yours,

/s/ RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES & ASSOCIATES, INC.

PACIFIC GROWTH EQUITIES, INC.

APPENDIX C

April 21, 2003

Board of Directors

Verso Technologies, Inc.
400 Galleria Parkway NW
Atlanta, GA 30339

Member of the Board of Directors:

      You have asked for our opinion as to the fairness, from a financial point of view, to Verso Technologies, Inc., a Minnesota Corporation (“Verso Technologies”), of the consideration to be paid by Verso Technologies in connection with the transaction described below.

Background of Transaction

      Verso Technologies plans to enter into an Agreement and Plan of Merger dated as of April 21, 2003 (the “Agreement and Plan of Merger”) by and among Verso Technologies, MCK Communications Corporation, a Delaware Corporation (“MCK Communications”), and Mickey Acquiring Sub, a Delaware Corporation (“Merger Sub”) pursuant to which Verso Technologies will acquire MCK Communications. that acquisition (the “Merger”) is to be accomplished through the merger of the Merger Sub with and into MCK Communications. Upon consummation of the Merger, Merger Sub will cease to exist and MCK Communications will become a wholly owned subsidiary of Verso Technologies. The Agreement and Plan of Merger provides that the aggregate number of shares of Verso Technologies common stock, par value $0.01 per share, to be issued in exchange for all of the outstanding shares of MCK Communications capital stock shall be determined by dividing $13.5 million by the weighted average of the daily closing price per share of the Verso Technologies common stock as reported on Nasdaq SmallCap Market for each of the twenty (20) consecutive trading days ending and including the trading day that occurs two trading days prior to the date of the Agreement and Plan of Merger (i.e., $0.6490). The Agreement and Plan of Merger results in approximately 20.8 million shares of Verso Technologies common stock to be issued for all of the outstanding shares of MCK Communications capital stock. After taking into account MCK Communications anticipated cash reserves, after the close of the Merger, the Merger will result in MCK Communications having an enterprise value of approximately $11.6 million. The Merger is to be accounted for as purchase transaction and is intended to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended.

Investigation and Analysis

      In conducting our investigation and analysis and in arriving at the opinion set forth below, we reviewed such information and took into account such financial and economic factors as we deemed relevant under the circumstances. In that connection, we, among other things: (i) reviewed the Agreement and Plan of Merger, (ii) reviewed publicly available information about MCK Communications, including but not limited to Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy materials and other information filed with the Securities and Exchange Commission; (iii) reviewed publicly available information about Verso Technologies, including but not limited to Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on form 8-K, proxy materials and other information filed with the Securities and Exchange Commission; (iv) analyzed information on comparable publicly-traded companies; and (v) analyzed information about prices paid in acquisitions of selected public companies since January 1, 2002.

      We held discussions with certain member of MCK Communication’s senior management concerning MCK Communication’s historical and current business condition and operating results and other information prepared and furnished to us from MCK Communications. We considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant for

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the preparation of this opinion. We have not been requested to make and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Verso Technologies or MCK Communications, nor have we been furnished with any such evaluation or appraisals.

      In arriving at our opinion, we assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us by or on behalf of Verso Technologies and MCK Communications, and all of the publicly available financial and other information referred to above, and did not attempt independently to verify any such information. With respect to financial projections, forecasts and other forward looking statements provided to us by MCK Communications and used in our analysis, we have assumed, with your consent, that such information was prepared in good faith and was based on reasonable estimates and represents MCK Communication’s managements best judgment as to future performance. We also assumed, with your consent, that the Merger would be consummated in accordance with the terms of the Agreement and Plan of Merger, without any amendment thereto and without waiver by Verso Technologies or MCK Communications of any of the conditions to their respective obligations thereunder. In addition, we have assumed, with your consent, that all governmental, regulatory and other consents and approvals necessary for consummation of the transaction will be obtained without a material adverse effect.

      Our opinion necessarily is based upon economic, monetary and market conditions as they exist and could be evaluated on the date hereof, and does not predict or take into account any changes that could occur, or information that could become available, after the date of our opinion, including without limitation changes in the terms of the Agreement and Plan of Merger. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise or reaffirm this opinion. Except as noted above, this opinion does not address the relative merits of the Merger and any other potential transactions or business strategies considered by the Board of Directors of Verso Technologies. We did not participate in the negotiation of the terms of the Merger, provide any legal, tax or accounting advice or provide any advice with respect to any possible alternatives to the Merger.

      Pacific Growth Equities, Inc. received a fee for rendering this written opinion pursuant to the terms of an engagement letter. Pacific Growth Equities, Inc. and/or its employees may from time to time trade the securities of MCK Communications and/or Verso Technologies for its or their own account/s or the accounts of Pacific Growth Equities, Inc’s customers and, accordingly, may at any time hold long or short positions in such securities.

Opinion

      Based upon and subject to the foregoing and other matters we deem relevant, we are of the opinion that, as of the date hereof, the consideration to be paid by Verso Technologies in connection with the Merger is fair, from a financial point of view, to Verso Technologies.

      Our opinion was prepared solely for information of the Board of Directors of Verso Technologies, and may not be used for any other purpose or disclosed to or relied upon by any other party without the prior written consent of PGE; provided, however, that if Verso Technologies proposes to state in any proxy statement prospectus filed with the Securities and Exchange Commission that Pacific Growth Equities, Inc. rendered this written opinion and/or describe the conclusions reached herein, Pacific Growth Equities Inc.’s consent shall not be unreasonably withheld. This letter does not constitute a recommendation to any shareholder of Verso Technologies as to how such shareholder should vote in connection with the proposed merger.

Very truly yours,

Pacific Growth Equities, Inc.

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APPENDIX D

DELAWARE GENERAL CORPORATION LAW

Section 262.     Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title), §252, §254, §257, §258, §263 or §264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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